Form 20-F
period 2019-12-31
China Index Holdings Ltd
filed 2020-04-30
CIK 1749797

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                             to

Commission file number: 001-38917

China Index Holdings Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

People’s Republic of China

(Address of principal executive offices)

Lili Chen, Financial Controller

Telephone: +86-10-5631 9106

CIH-IR@fang.com

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (each American depositary shares representing one Class A ordinary share, par value US$0.001 each)	CIH	The NASDAQ Global Market
Class A ordinary shares, with a par value of US$0.001 each*		The NASDAQ Global Market

* Not for trading, but only in connection with the listing on the NASDAQ Global Market of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.001 each	72,475,630
Class B ordinary shares, par value US$0.001 each	23,636,706

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes ☐   No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

·                  “ADRs” refers to the American depositary receipts that evidence our ADSs;

·                  “ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

·                  “China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

·                  “Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.001 per share;

·                  “Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.001 per share;

·                  “Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

·                  “Fang” refers to Fang Holdings Limited, a company listed on the New York Stock Exchange under the ticker symbol “SFUN,” which was our parent company and sole shareholder before the separation and distribution on June 11, 2019;

·                  “Fang Class A ordinary shares” refers to the Class A ordinary shares issued by Fang, par value HK$1.00 per share;

·                  “Fang Class B ordinary shares” refers to the Class B ordinary shares issued by Fang, par value HK$1.00 per share;

·                  “Fang ordinary shares” refers to Fang Class A ordinay shareshand Fang Class B ordinary shares, collectively;

·                  “Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;

·                  “RMB” or “Renminbi” refers to the legal currency of China;

·                  “SEC” refers to the U.S. Securities and Exchange Commission;

·                  “Securities Act” refers to the Securities Act of 1933, as amended;

·                  “shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;

·                  “U.S. dollars” or “US$” refers to the legal currency of the United States of America;

·                  “VIE” or “Beijing Zhong Zhi Hong Yuan” refers to Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd.;

·                  “we,” “us,” “our company,” “our,” or “CIH” refers to China Index Holdings Limited (formerly known as Selovo Investments Limited) and its subsidiaries and our VIE; and

·                  “WFOE” or “Beijing Zhong Zhi Shi Zheng” refers to Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., our wholly-owned subsidiary established under the laws of the PRC.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited combined and consolidated financial statements for the 2017, 2018 and 2019 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All statements other than statements of historical fact in this annual report constitute forward-looking statements. We have used words or phrases such as “may,” “would,” “will,” “expect,” “anticipate,” “intend,” “seek,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions in this annual report to identify some of these forward-looking statements. These forward-looking statements, including, among others, those relating to our future business prospects, product development, revenues, profits, costs, capital expenditures, cash flows and working capital, are necessarily estimates reflecting the best judgment of directors and management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report.

Actual results may differ materially from information contained in the forward-looking statements as a result of a number of uncertainties and factors, including but not limited to:

· any change in the laws, rules and regulations of the central and local governments in China and the rules, regulations and policies of the relevant government authorities relating to all aspects of our business;

· general economic, market and business conditions in China;

· macroeconomic policies of the PRC government;

· changes or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;

· the effects of competition in the real estate industry on the demand for and price of our services;

· the length and severity of the recent COVID-19 outbreak and its impact on our business and industry;

· various business opportunities that we may pursue; and

· the risk factors discussed in this annual report as well as other factors and uncertainties beyond our control.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET AND INDUSTRY DATA

This annual report contains statistical data and estimates that we obtained from internal surveys, market research, publicly available information and industry publications. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Similarly, internal surveys and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We have derived our selected combined and consolidated statements of operations data (other than US$ data) for the years ended December 31, 2017, 2018 and 2019, and selected combined and consolidated balance sheet data (other than US$ data) as of December 31, 2018 and 2019 from our audited combined and consolidated financial statements included elsewhere in this annual report. Our selected combined and consolidated statement of operations data for the year ended December 31, 2016 and our selected combined and consolidated balance sheet data as of December 31, 2017 have been derived from our audited combined financial statements not included in this annual report. Our financial statements have been and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the following information in conjunction with our audited combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Combined and Consolidated Statements of Operations Data(1)
Revenues	275,296	335,037	421,024	579,650	83,262
Information and analytics services	121,005	157,358	206,201	268,548	38,575
Marketplace services	154,291	177,679	214,823	311,102	44,687
Cost of revenues	(66,226)	(83,118)	(87,733)	(110,492)	(15,871)
Gross profit	209,070	251,919	333,291	469,158	67,391
Operating expenses
Selling and marketing expenses	(47,507)	(60,469)	(77,731)	(99,020)	(14,223)
General and administrative expenses(2)	(31,662)	(47,252)	(66,993)	(82,615)	(11,868)
Operating income	129,901	144,198	188,567	287,523	41,300
Interest income	40	1,828	664	2,200	316
Change in fair value of the warrants	(2,108)	—	—	(1,152)	(165)
Gains on sale of short-term investments	—	2,129	4,842	714	103
Government grants	1,650	868	1,395	903	130
Income before income tax expenses	129,483	149,023	195,468	290,188	41,684
Income tax expenses	(18,453)	(20,870)	(30,048)	(44,737)	(6,426)
Net income	111,030	128,153	165,420	245,451	35,258

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	153	(82)	49	(7)	(1)
Unrealized holding gains on short-term investments, net of RMB266, RMB726 and RMB107 (US$15) income taxes for the years ended December 31, 2017, 2018 and 2019, respectively	—	1,863	4,116	607	87
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of RMB266, RMB726 and RMB107 (US$15) income taxes for the years ended December 31, 2017, 2018 and 2019, respectively	—	(1,863)	(4,116)	(607)	(87)
Total comprehensive income	111,183	128,071	165,469	245,444	35,257
Earnings per share for Class A and Class B ordinary shares
Basic and Diluted	—	1.43	1.85	2.74	0.39
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	—	89,399,642	89,399,642	89,515,153	89,515,153
Diluted	—	89,399,642	89,399,642	89,545,710	89,545,710

Notes:

(1)                                 We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers.”

(2)                                 We have reclassified research and development expenses into general and administrative expenses in the presentation of our combined and consolidated statements of operations data.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Combined and Consolidated Balance Sheets Data
Total current assets	239,852	182,399	372,705	53,534
Cash and cash equivalents	231,188	164,202	214,076	30,750
Short-term investments	—	—	125,000	17,954
Accounts receivable, net of allowance for doubtful accounts	8,295	15,534	24,243	3,482
Prepaid expenses and other current assets	369	693	4,566	656
Prepayments to and amount due from related parties	—	1,970	4,820	692
Total assets	244,927	186,331	425,173	61,072
Total liabilities	218,929	258,626	404,191	58,058
Total equity (deficit)	25,998	(72,295)	20,982	3,014
Total liabilities and equity (deficit)	244,927	186,331	425,173	61,072

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks related to our business and industry

If our clients reduce or cancel their subscription or marketing spending with us and we are unable to attract new clients, our results of operations would be harmed.

We depend on the services sold to real estate developers, financial institutions, property managers and owners and other real estate participants in China to generate our revenues. In order to increase our revenues, we must continue to attract new clients, continue to keep our high client retention rate and continue to sell new services to our existing clients. Our ability to attract and retain our clients, and ultimately to generate revenues, depends on, among others, our ability to provide the clients with comprehensive, accurate and reliable data and analytic tools, as well as the ability to provide effective promotion services to promote the brand recognition of our clients. Furthermore, market conditions, clients’ decision to forego our services or to use alternative services, clients’ pricing and budgetary constraints, consolidation in the real estate and/or financial services industries, technical problems, or competitive pressures may adversely impact our ability to attract and retain clients. We may not succeed in retaining existing clients if we are unable to convince our clients of the effectiveness of our services as compared to alternatives. We typically enter into contracts with our clients on a project-by-project or annual basis, and as the term of our existing contracts expires, we may not be successful in renewing these contracts. If current clients reduce or end their subscription or marketing spending with us and we are unable to attract new clients, our business, results of operations and financial condition could be materially and adversely affected.

If we are not able to obtain and maintain comprehensive, accurate or reliable data, our reputation could be damaged and we could experience reduced demand for our services.

Our success depends on our clients’ confidence in the comprehensiveness, accuracy and reliability of the data and analysis we provide, which is the foundation of the business we operate, such as information and analytics services as well as our promotion services. However, the task of establishing and maintaining accurate and reliable data and analysis is challenging, especially in light of comprehensive coverage of our database and the limited access to, or availability of, reliable data from third-party vendors or government sources. We also need to update our database frequently to reflect new real estate developments and expand our geographical coverage. The usefulness of our analytics services largely depends on the reliability of the data we employ in our analysis as well as the relative weight we assign to different data points that factor in our analytical model.

To provide our clients with comprehensive, accurate and reliable data, we must continue to collect reliable data by ourselves or through third-party vendors or government authorities and verify the data we collect. To the extent that the data provided by such sources are outdated, inaccurate or incomplete, the information or analysis provided by us may not accurately reflect the current conditions and future movements in real estate industry or fair appraisal or rating of underlying assets.

We rely on our in-house research team to collect and verify data, and we intend to continue to invest resources in expanding database. We face fierce competition for qualified personnel in a limited pool of high-quality talent. Our competitors include well-capitalized companies that are capable of offering compensation packages more attractive to talents. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our research capabilities would be negatively impacted. Any deterioration in our in-house research capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our business and operating results. We also procure data from third-party vendors and through collaboration with Fang and other platforms. If they fail to generate quality data satisfactory to our demands from third-party vendors or provide services upon terms commercially acceptable to us, or if our collaboration with third parties breaks up, we may be unable to provide high-quality information service offerings to our clients. If our database, including the data we obtain from third-party vendors or government authorities, or our analytical results, are not current, accurate, comprehensive or reliable, our reputation could be damaged and we could experience reduced demand for our services or face legal claims brought by our clients, which could materially and adversely affect our business, results of operations and financial condition.

We may be subject to legal liability for collecting, displaying or distributing information.

The content in our database is collected from various sources and distributed to our clients. As a result, we may be subject to claims for breach of contract, unfair competition or copyright or trademark infringement or other claims. We could also be subject to claims based upon the content that is accessible from our website through links to other websites or in our database that is supplied by third parties. We could also be subject to claims that the collection or provision of certain information breached laws and regulations relating to privacy and data protection. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against any claims and we could be subject to negative publicity that may affect our reputation in the marketplace. Our potential liability for information distributed by us to others could require us to implement measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our information and analytics, promotion services and listing services to clients.

Our upgrades and improvements to our data systems may not be successful or may fall short of expected results.

The development and expansion of our information and analytics services and promotion services relies on our data systems. We need to upgrade and improve our real estate data systems to provide new features and functionalities based on the demand of our clients, such as a wider coverage on geographical market and industry subsectors, as well as smarter presentation of relevant information to facilitate our clients’ decision-making. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions or longer response times during upgrades and new technologies or infrastructures may also not be fully integrated or functional with the existing systems on a timely basis or at all, all of which could have an adverse impact on client experience. In addition, depreciation and amortization of expenses in relation to our real estate data systems may be increased if we purchase new software or hardware to upgrade our data system. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Failure to maintain or enhance client trust in the information or analysis provided by us could damage our reputation, reduce or slow the growth of our user traffic, which could harm our business, financial condition and results of operations.

Our reputation as a trusted real-estate related information and analytics service provider that provides authentic real estate information and analysis in China is critical to the success of our business. However, we may not be able to maintain or enhance the authenticity and competitiveness of information and analysis provided by us due to various reasons, such as using ineffective analytical models or inaccurate data as well as improvement of analysis by our competitors or other market practitioners. Failure to maintain authenticity and competitiveness of the information and analysis provided by us could lose or reduce client trust in our services, which could damage our reputation, reduce or slow the growth of our user traffic, or harm our business, financial condition and results of operations.

We may not be able to successfully introduce new or upgraded services or combine or shift focus from services with less demand, which could decrease our revenues and profitability.

Our future business and financial success will depend on our ability to continue to anticipate the needs of existing and prospective clients and introduce new and upgraded services. To be successful, we must adapt to changes in the industry, as well as rapid technological changes by continually enhancing our services. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes heavy burdens on our managerial and technological capabilities. The processes are costly, and our efforts to develop, integrate and enhance our services may not be successful. In addition, successfully launching and selling a new or upgraded service puts pressure on our sales and marketing resources. We launched our services through new media platforms, such as WeChat and Weibo, and implemented extensive marketing campaigns to generate brand awareness and site traffic for our services through such new media platforms. The launch of our services through new media platforms or the marketing campaign may not continue to increase brand awareness, site traffic or revenues. If we are unsuccessful in obtaining greater market share, we may not be able to offset the expenses associated with the launch and marketing campaign, which could have a material adverse effect on our financial performance.

If we are unable to develop new or upgraded services or combine, shift focus from, or phase out a service that overlaps or is redundant with other services we offer, then our clients may choose a competitive service over ours and our revenues may decline and our profitability may be reduced. In addition, if we incur significant costs in developing new or upgraded services or combining and coordinating existing services, if we are not successful in marketing and selling these new services or upgrades, or if our clients fail to accept these new or combined and coordinated services, there could be a material adverse effect on our results of operations due to a decrease of our revenues and profitability.

If we are unable to obtain or retain listings from commercial property brokers, agents, property owners and apartment property managers, our listing services in respect of commercial properties could be less attractive to existing or prospective clients, which could reduce our revenues.

The value of our listing services in respect of commercial properties to our clients depends on our ability to increase the number, and improve the quality, of property listings provided and searches conducted. The success of such service depends substantially on the number and quality of property listings submitted by brokers, agents, property owners and, in the case of commercial property rentals, property managers. This is because an increase in the number, and high quality, of listings increases the utility of the online service and of its associated search, listing and marketing services. If agents marketing large numbers of property listings, such as large brokers in key real estate markets in China, choose not to continue their listings with us, or choose to list them with a competitor, our listing services in respect of commercial properties could be less attractive to other real estate industry transaction participants, resulting in reduced revenues.

We may be unable to increase awareness of our brand, which could materially and adversely affect our business.

We rely heavily on our brand, “CREIS,” which we believe is key asset of our company. Awareness and differentiation of our brand are important for attracting and expanding the number of subscribers to our information and analytics services and promotion services. We expect to continue to invest in sales and marketing for our brand as we seek to grow the numbers of subscribers to our services. Our marketing methods may not be successful in increasing brand awareness or, ultimately, be cost-effective. If we are unable to maintain or enhance the awareness of our brand, or if we are unable to recover our marketing costs through increased usage of our services, our business, results of operations and financial condition could be materially and adversely affected.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. Many businesses and social activities in China and other countries and regions were severely disrupted.

Such disruption and the potential slowdown of China’s economy in 2020 and beyond could have a material adverse effect on our business, results of operations and financial condition. In particular, potential impact includes, among others, the following:

·      the outbreak of COVID-19 may result in a general slowdown in China’s real estate industry, adversely affecting the demand for our services;

·      our customers may not have sufficient budget or cashflow to pay for our services, or may fail to make the payment in a timely manner, or at all;

·      some of our customers may not be well capitalized and may be vulnerable to the COVID-19 outbreak and the slowdown of the macroeconomic conditions, and if they cannot resume their business during a prolonged virus outbreak, the demand for our services may be negatively affected; and

·      we may experience lower work efficiency and productivity, which may adversely affect our service quality.

We have taken measures to reduce the impact of the COVID-19 outbreak, including monitoring our employees’ health on a daily basis and optimizing our technology system to support remote work arrangements. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality. Furthermore, we and our customers have experienced business disturbances due to the quarantine measures to contain the spread of COVID-19. We experienced a slowdown in revenue growth and delayed collection of accounts receivables from our customers, especially those in Wuhan, where the strictest quarantine measures were implemented in China. We may experience similar delay or even default from our customers in the near future, which could materially and adversely affect our business, results of operations and financial condition. Moreover, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products or services.

Our business could also be adversely affected by the effects of COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees has contracted or is suspected of having COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our business depends in part on real estate developers as our clients, and a consolidation in the real estate industry in China may cause our revenues to decline and reduce our profitability.

A large portion of our clients were real estate developers. Consolidation within the real estate industry as well as other cost-cutting measures by our clients, may lead to more cancellations of our services, reduce the number of our existing clients, reduce the size of our target market or increase our clients’ bargaining power, all of which could cause our revenues to decline and reduce our profitability. If cancellations, reductions of services, and failures to pay increase, and we are unable to offset the resulting decrease in revenues by increasing sales to new or existing clients, our revenues may decline or grow at lower rates.

Our business depends on retaining and attracting highly capable research, management and operating personnel. Failure to attract and retain qualified talents could jeopardize our competitive position.

Our success depends in large part on our ability to retain and attract management and operating personnel. Our business requires highly skilled technical, sales, management, web product and development, marketing and research personnel, who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, awards under a stock incentive plan and incentive bonuses for key employees. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of our key officers or employees.

In order to attract or retain clients and support future revenue growth, we need to continue to attract and retain quality research, sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and Internet-related businesses for qualified personnel and may need to offer higher compensation and other benefits to attract and retain quality personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. If we fail to do so, the quality of our services may decline in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Our business could be materially and adversely affected by fluctuations in, and government measures influencing, China’s real estate market.

We conduct our real estate services business in China and serve real estate participants in China. The demand for our information and analytics services as well as marketplace services depends substantially on the number and the spending budgets of our clients, which in turn are affected by the conditions in China’s real estate market. China’s real estate market has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Such volatility and fluctuations are caused by economic, social, political and other factors. Over the years, Chinese government authorities at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate market.

In recent years, government authorities in China have issued a number of restrictive rules on the real estate market. For example, in January 2011, the State Council issued the “New Eight Policies,” pursuant to which all municipalities, all provincial capitals and certain other cities where the local housing prices were deemed to be too high or to have risen too fast, were required to temporarily suspend the sale of housing units to families with registered local permanent residency that already own two or more housing units, families without registered local permanent residency that already own one or more housing units, and families without registered local permanent residency that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period. In early 2013, the State Council issued the “New Five Policies” for the administration of the housing market and detailed implementation rules, which reflected the PRC government’s strong determination to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. For example, in the cities where housing unit sales have already been subject to restrictions, if the local housing supply is not sufficient so that the housing prices are rising too fast, local governments are required to take more stringent measures to restrict housing units from being sold to those families who own one or more housing units. Following the request of the central government, Beijing, Shanghai and other major cities in China announced detailed regulations for the New Five Policies in March 2013 to further restrict local real estate markets.

Although certain local governments loosened some of the restrictive measures in 2015 and early 2016 to moderately stimulate the real estate market, such as lowering the minimum percentage of down-payment for housing purchases and relaxing real property-related tax policies, those local governments subsequently retightened certain policies and issued new restrictive policies in late 2016 and 2017. These regulatory measures and policies by the government have caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. The general trend of tightening government regulation over real estate industry may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainties that could discourage investments in real estate and developers from initiating new projects.

Our business and results of operations may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies. A depressed real estate market may have a negative impact on our client base, as companies may implement cost-cutting measures or may consolidate in order to reduce expenses, which may lead to cancellations of our services, reduce the number of our existing clients, or force us to reduce our price. Furthermore, there may be situations in which China’s real estate market is so active that our clients see a reduced need for information subscription or marketing initiatives and reduce their spending on such services. To the extent fluctuations in, and government measures influencing, China’s real estate market adversely affect the demand for our services, our business, results of operations and financial condition may be materially and adversely affected.

If we are unable to successfully market our data-driven service offerings to our clients, they could choose not to use those services, which could reduce our revenues or increase our expenses.

Many real estate participants are used to listing, searching and marketing real estate in traditional and offline methods, such as by distributing print brochures, sharing written lists, placing signs on properties, word-of-mouth and newspaper advertisements. Real estate participants may prefer to continue to use traditional methods or may be slow to adopt and accept our data-based products and services. If we are not able to successfully market our data-based services to our clients, they may choose not to use our database or data-driven promotion services, which could materially and adversely affect our business, results of operations and financial condition.

We rely on Internet search engines to drive traffic to our websites. If search results do not feature our websites prominently, traffic to our websites would decrease and our business could be materially and adversely affected.

Baidu, Bing and other Internet search websites drive traffic to our websites, including 3fang.com. However, our ability to maintain high organic search result rankings is not entirely within our control. Our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than the rankings our websites receive, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings, each of which could slow the growth of our user base. Further, search engine providers could align with our competitors, which could adversely affect traffic to our websites. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. If we experience a material reduction in the number of users directed to our websites through Internet search engines, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to enforce or defend our ownership and use of intellectual property, our business, brands, competitive position and results of operations could be harmed.

The success of our business depends in large part on our intellectual property, including intellectual property involved in our methodologies, database, services and software. We rely on a combination of trademark, trade secret, patent, copyright and other laws, nondisclosure and noncompetition provisions and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide for adequate protection of our database and the actual data. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. If we are not successful in protecting our intellectual property, including our database, our brands and our business, results of operations and financial condition could be harmed. The same would be true if a court found that our services infringe upon intellectual property rights held by third parties. Any intellectual property lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. In addition, if we do not prevail on an intellectual property claim, this could result in a change to our methodology or information and analytics, promotion and listing services and could reduce our profitability.

We seek to enforce our rights against people and entities that infringe upon our intellectual property, including through legal action. Taking such actions may be costly, and we cannot ensure that such actions will be successful. Any increase in the unauthorized use of our intellectual property could make it more expensive for us to do business and harm our results of operations or financial condition.

We may be involved in legal and other disputes from time to time arising out of our operations, in particular for allegations relating to infringement of intellectual property rights of third parties.

We have been and may continue to be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third-party’s copyrights or other intellectual property rights. We may encounter disputes from time to time over rights and obligations concerning intellectual property rights and other legal rights, in particular third-party’s intellectual property rights relating to database or software that may be infringed by us in our business operation.

In addition, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of the ADSs being listed on the NASDAQ, the ability of users to access, download and use our products and services in the United States and other jurisdictions, the ownership of the ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise, among other reasons. If a lawsuit against us is successful, we may be required to pay substantial penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms, or at all. Even though the allegations or claims could be baseless, defense against any of these allegations or claims would be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel or damage our brand, which could have a material adverse effect on our results of operations.

If we do not invest in technology innovation and provide services that are attractive to our clients, our business could be adversely affected.

Our success depends on our continued improvements to provide services that make our services useful and attractive for our existing and prospective clients. We are dedicated to further enhancing our data collection and verification capabilities. In addition, we, leveraging machine learning and statistical algorithms, utilize predictive analytics to provide insights into the real estate market. For example, our predictive model that forecasts the potential value of a specific area enables our customers to make informed investment decisions. We are also developing more tools to help improve our customers’ operational efficiency, such as land investment forecast system and research report automation system. We must continually invest resources in research and development to improve the appeal and comprehensiveness of our services and effectively incorporate new technologies. If we are unable to provide services that clients want to use, then clients may become dissatisfied and use competitors’ websites. If we are unable to continue offering innovative services, we may be unable to attract additional clients or retain our current clients, which could harm our business, results of operations and financial condition.

Any failure to compete effectively in the real estate Internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

The markets for real estate-related information and analytics services, promotion services and listing services in general are highly competitive and rapidly changing. Competition in these markets may increase further if economic conditions or other circumstances cause client bases and client spending to decrease and service providers to compete for fewer client resources. Our existing competitors, or future competitors, may have greater name recognition, larger client bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, advertisers and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If we are unable to retain existing clients or obtain new clients, our revenues could decline. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

The intensive competition has placed additional demands on us to increase the amount of resources we provide to clients and increase the quality of our services in order to retain clients. As the data-based real estate services industry in China is constantly evolving, our current or future competitors may be able to better position themselves to attract funding and to compete as the industry matures.

Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the real estate Internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully prevent the operation of websites that aggregate our data, as well as data from other companies, such as copycat websites that may misappropriate our data.

Third parties may misappropriate our data through website scraping, robots or other means and aggregate this data on their websites with data from other companies. In addition, “copycat” websites may misappropriate data on our website and attempt to imitate our brands or the functionality of our website. We may not be able to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources.

If we fail to protect our data or the confidential information of our users and clients, whether due to cyber-attacks, computer viruses, physical or electronic break-ins or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

As we conduct our business, we process, store and analyze a large amount of real estate-related data. We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate between our locations and with our clients. We also possess privacy information submitted by users when they register with our website or mobile application. While we take precautions for secure storage and usage of these data, our security control may not prevent the improper leakage of such data. Anyone may circumvent our security measures and misappropriate proprietary information or cause interruptions in our operations. A security breach, such as hacking or any other attempt to harm our systems, that leads to leakage of these data, could harm our reputation and undermine the competitiveness of our database and services. Any compromise of security that results in the unauthorized release or transfer of personally identifiable information could cause our users and clients to lose trust in us and could expose us to legal claims, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to a variety of laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of data or confidential information. Laws and regulations related to privacy and data protection are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to Information Security and Confidentiality of User Data.” We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. Complying with all these laws and regulations may result in additional expenses to us or require us to change our business practices in a manner materially adverse to our business, and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of our ADSs.

If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.

The Internet and online listing industries in China are still at a relatively early stage of development and are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, Ministry of Industry and Information Technology, or the MIIT, the State Administration for Industry and Commerce, or the SAIC, the National Radio and Television Administration (formerly the State General Administration of Press, Publication, Radio, Film and Television), and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the Internet and online advertising industries.

We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide our services via our websites and online database. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, our VIE has obtained an ICP license for the provision of Internet information services as required under the applicable PRC laws, rules and regulations to conduct our online listing service business.

We, however, may be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or weblinks to such programs, other websites or data on the websites may be deemed as providing Internet publication services as well as transmission of video and audio programs on the Internet, which could require Internet publication license and license for online transmission of audio-visual programs. Similarly, if we or third parties post information that may be viewed as news information, the release of such information on our websites may be deemed as Internet news information services and therefore require Internet news information license. We, like many other similarly situated business operators, have been operating our businesses without such licenses.

Under the applicable PRC laws, rules and regulations, the failure to obtain and/or maintain requisite business licenses may subject the entity to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on the entity conducting such activities’ business operations, or the discontinuation of their operations, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to certain non-compliance events, which may adversely affect our operations.

Landlords of certain of the properties we leased for business operations have not registered our lease agreement with related regulatory authorities according to the applicable law and regulations and some of the landlords have not provided us with ownership certificates. We cannot assure you that these landlords have the right to lease the relevant properties to us or we will not be abandoned from the leased properties due to the failure of the landlords to comply with applicable laws and regulations. If ownership of the properties we have leased is disputed and/or the validity of such leases is challenged by third parties, or if we are unable to find alternative places for business operations, we may have to relocate to other places, which could increase our costs and adversely affect our results of operations.

In addition, instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries use third-party agencies to pay in the name of such agency. With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the late social insurance registration and housing fund deposit registration, we may be required to apply for such registration and pay late fees and fines; with respect to use third-party agencies to pay the social insurance for the employees, we may be subject to rectification and late fines. If we are subject to late fees or fines in relation to above incidents, our financial condition and results of operations may be adversely affected.

Regulation of the Internet industry in China, including censorship of information distributed over the Internet, may materially and adversely affect our business.

China has enacted laws, rules and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the MIIT, the National Radio and Television Administration and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying content over the Internet that, among other things, opposes the fundamental principles of the PRC constitution, compromises state security, divulges state secrets, subverts state power or damages national unity, disseminates rumors, disturbs social order or disrupts social stability, propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes, or insults or slanders a third party or infringes upon the lawful right of a third party.

If any content we offer via our websites or database were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse effect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our clients or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites or database in China.

If we are unable to increase our revenues or our operating costs are higher than expected, our profitability may decline and our results of operations may fluctuate significantly.

We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs and rental costs, are relatively fixed. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. We may experience higher than expected operating costs, including increased personnel costs, rental costs, selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. If operating costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced and our results of operations and financial position will be adversely affected. Additionally, we may not be able to sustain our revenue growth rates. Our ability to increase our revenues and operating profit will depend on increased demand for our services. Our sales are affected by, among other things, general economic and commercial property conditions. Reduced demand, whether due to changes in client preference, a weakening of the PRC or global economy, competition or other reasons, may result in decreased revenues and growth, adversely affecting our results of operations.

We plan to enter new geographical markets in China. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our financial position could be adversely affected. In addition, if we incur significant costs to improve data quality within existing markets, or are not successful in marketing and selling our services in these markets or in new markets, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

We may be held liable for injuries to individual participants of our themed events, which may adversely affect our reputation and adversely affect our financial conditions and results of operations.

We take event security seriously, and make every effort to ensure the safety of our participants during our themed events, such as industry conferences and forums. However, we cannot guarantee that no physical injury will occur during our events, for which we could be held liable. Under the PRC laws and regulations, the undertaker of a large-scale group activity shall bear tort liability for damages to a third party arising from such undertakers’ failure to fulfill its security obligations. If the act of a third party results in damage to others in a large-scale group activity, the undertaker that failed to fulfill security obligations shall also bear supplementary liability. Therefore, we might face negligence claims alleging that we failed to maintain our facilities or to supervise our employees.

In addition, if any participants of our themed events commit acts of violence, we could also face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. If we are held liable for the injury or damages, our financial conditions and results of operations may be adversely affected. Additionally, our themed events may be perceived to be unsafe, which may discourage prospective clients, real estate participants and media partners from attending. These negative perceptions might also adversely affect our reputation and results of operations.

If we are not able to successfully identify, finance or integrate acquisitions, our business operations and financial position could be adversely affected.

We may seek to supplement and expand our services through acquisitions of complementary businesses, services, databases and technologies. Our strategy to acquire complementary companies or assets depends on our ability to identify, and the availability of, suitable acquisition candidates. We may incur costs in the preliminary stages of an acquisition, but may ultimately be unable or unwilling to consummate the proposed transaction for various reasons. In addition, acquisitions involve numerous risks, including the ability to realize or capitalize on synergies created through combinations; managing the integration of personnel and products or services; managing the integration of acquired infrastructure and controls; potential increases in operating costs; managing geographically remote operations; the diversion of management’s attention from other business concerns and potential disruptions in ongoing operations during integration; the inherent risks in entering markets and sectors in which we have either limited or no direct experience; and the potential loss of key employees, clients or vendors and other business partners of the acquired companies. We may not successfully integrate acquired businesses or assets and may not achieve anticipated benefits of an acquisition, including expected synergies. External factors, such as compliance with laws and regulations, and shifting market preferences, may also impact the successful integration of an acquired business. An acquired business could strain our system of internal controls and diminish its effectiveness. Acquisitions could result in dilutive issuances of equity securities, the incurrence of debt, one-time write-offs of goodwill and substantial amortization expenses of other intangible assets. We may be unable to obtain financing on favorable terms, or at all, if necessary to finance future acquisitions making it impossible or more costly to acquire complementary businesses. If we are able to obtain financing, the terms may be onerous and restrict our operations. Further, certain acquisitions may be subject to regulatory approval, which can be time consuming and costly to obtain or may be denied, and if obtained, the terms of such regulatory approvals may impose limitations on our ongoing operations or require us to divest assets or lines of business.

Technical problems or disruptions that affect either our clients’ ability to access our services, or the software, internal applications, database and network systems underlying our services, could damage our reputation and brands and lead to reduced demand for our services, lower revenues and increased costs.

Our business, brands and reputation depend on the satisfactory performance, reliability and availability of our websites, the Internet and our service providers. Interruptions in these systems, whether due to system failures, computer viruses, software errors, physical or electronic break-ins, or malicious hacks or attacks on our systems, could affect the security and availability of our services on our websites and prevent or inhibit the ability of users to access our services. Our operations also depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, flood, power loss, security breaches, computer viruses, telecommunications failures, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. Our clients rely on our services when conducting their own businesses. Disruptions in, or reductions in ability to access, our services for whatever reason could damage our clients’ businesses, harm our reputation, result in additional costs or result in reduced demand for our services, any of which could harm our business, results of operations and financial condition.

In addition, the software, internal applications and systems underlying our services are complex and may not be error-free. Our careful development and testing may not be sufficient to ensure that we will not encounter technical problems when we attempt to enhance our software, internal applications and systems. Any inefficiencies, errors or technical problems with our software, internal applications and systems could reduce the quality of our services or interfere with our clients’ access to our services, which could reduce the demand for our services, lower our revenues and increase our costs.

The majority of the communications, network and computer hardware used to operate our websites and database are located at facilities in Beijing. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, security breaches, computer viruses, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

A failure of our systems at any site could result in reduced functionality for our users, and a total failure of our systems could cause our websites to be inaccessible. Problems faced or caused by our information technology service providers, including private network providers, Internet providers and third-party web-hosting providers, or with the systems by which they allocate capacity among their clients (as applicable), could adversely affect the experience of our users. Any financial difficulties, such as bankruptcy reorganization, faced by these third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our growing needs for capacity, our business could be harmed.

Our business interruption insurance may not cover certain events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, which may result from interruptions in our service as a result of system failures or malicious attacks. Any errors, defects, disruptions or other performance problems with our services could harm our reputation, business, results of operations and financial condition.

Breaches of security in connection with our websites could expose us to potential liability and harm our reputation.

Ensuring secured transmission of confidential information through public networks is essential to maintaining the confidence of our clients and users. Our existing security measures may not be adequate to protect such confidential information. In addition, computer and network systems are susceptible to breaches by computer hackers. Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or clients’ data could significantly limit the adoption of our products and services, expose us to litigation and potential liability for failing to secure confidential client information, as well as harm our reputation, brand and business operations. We may be required to expend significant capital and other resources to prevent such security breaches or alleviate problems caused by such breaches. We may also lose current or prospective data suppliers that grant us access to their proprietary data due to the impression that we cannot adequately protect the privacy and safety of such data. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and expand our user base. Any of these circumstances may result in a material adverse effect on our business, financial condition and results of operations.

Our results of operations and revenues are subject to fluctuations, seasonality and market cyclicality, each of which could cause the market price of the ADSs to be negatively affected.

Our results of operations do not experience meaningful seasonality. However, the timing of widely observed holidays and vacation periods, and availability of real estate agents and related service providers during these periods, could affect our quarterly results of operations during that period. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced real estate transactions, advertising and marketing activities of our clients in the PRC real estate industry during and around the Chinese New Year holiday, which generally occurs in January or February of each year and due to the cold winter weather in northern China. For this reason, our results of operations may not be comparable from quarter to quarter. If we are unable to adequately respond to seasonal or cyclical conditions, our revenues, expenses and operating results may fluctuate from quarter to quarter. Our results of operations, revenues and expenses may fluctuate for many reasons, including but not limited to rates of client acquisition and retention, changes in our pricing strategy and timing of changes, competition and changes or consolidation in the real estate industry.

These fluctuations or seasonality effects could negatively affect our results of operations during the period in question and/or future periods or cause the market price of the ADSs to decline. In addition, changes in accounting policies or practices may affect our level of net income. Fluctuations in our financial results, revenues and expenses may cause the market price of our ADSs to decline.

Third-party claims, litigation or government investigations to which we may be subject or in which we may be involved may significantly increase our expenses and adversely affect our stock price.

We may be or may be expected to be a party to various third-party claims, lawsuits, or government investigations from time to time. For example, in February 2019, we were served with a subpoena from a court in Beijing, in which a third-party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor’s nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. The allegation was dismissed by the trial court and the plaintiff has appealed to the appellate court. We intend to vigorously contest the allegation. Fang assumes all the rights and obligations with respect to such assets after the separation pursuant to a contract between us and Fang, however, as we are still in the process of transferring the legal titles to these assets to Fang, we, as the prima facie owner, may still be subject to third-party claims or law suits or government investigations relating to rights or liabilities of such assets until we successfully transfer the relevant legal titles to Fang.  Also, our Hong Kong subsidiary, China Index Academy Limited, may give the public an improper impression by its name that we are an institution sponsored by the government. In July 2016, the Ministry of Civil Affairs of China published a list of offshore social organizations, which included us. We do not believe that we committed any wrongdoing by using “China Index Academy” as part of our corporate name in Hong Kong, nor did we claim any government affiliation when doing business. We are not aware of any third-party claim or government investigation launched or threatened against us for the use of “China Index Academy.” Any lawsuits or government investigations, whether actual or threatened, in which we may be involved, whether as plaintiff or defendant, could cost us a significant amount of time and money, could distract management’s attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. Our insurance may not be sufficient to cover any losses we incur in connection with litigation claims.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as are offered by insurance companies in more developed economies. As a result, we do not have any business disruption insurance or litigation insurance coverage for our operations in China. Any uninsured business disruptions, litigation or natural disaster may result in our incurring substantial costs and diversion of resources, which could have an adverse effect on our results of operations and financial condition.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of “Brexit.” The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. Any severe or prolonged slowdown or instability in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our VIE and its shareholders to operate our listing service business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our listing service business.

We rely on contractual arrangements with our VIE and its shareholders to operate our listing service business n. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our VIE, including such equity interest, may be put under court custody.

As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangements or ownership by the record holder of the equity interest. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our VIE, and our ability to conduct our listing service business may be materially and adversely affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would materially and adversely affect our listing service business.

We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our VIE and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” If our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE and relevant rights and licenses held by it which we require in order to operate our listing service business, and our ability to conduct our listing service business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our listing service business.

The interests of the shareholders of our VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our VIE to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreement to cause the shareholders of our VIE to transfer all of their equity ownership in our VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our VIE as provided under the power of attorney agreements, directly appoint new directors of our VIE. We rely on the shareholders of our VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our listing service business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our listing service business.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

Because we are an exempted company with limited liabilities registered by way of continuation under the laws of the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign invested enterprise, or FIE. Accordingly, none of these subsidiaries are eligible to operate value-added telecommunication services business in China. We conduct our listing service business in China through our VIE. We have entered into a series of contractual arrangements in relation to our VIE, which enable us to (1) exercise effective control over the VIE, (2) receive substantially all of the economic benefits of the VIE, and (3) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence have consolidated its financial results as our VIE under U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Jingtian & Gongcheng, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among CIH, WFOE, our VIE and shareholders of our VIE, is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the MIIT, the Ministry of Commerce, or MOFCOM, or other authorities that regulate Internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The Foreign Investment Law was formally passed by the thirteenth National People’s Congress on March 15, 2019 and became effective on January 1, 2020. For further details of the Foreign Investment Law, please see “—Substantial uncertainties exist with respect to the implementation and interpretation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, our listing service business and results of operations.”

If our corporate structure and contractual arrangements are deemed by the MIIT or MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our listing service business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

· revoking our business and operating licenses;

· levying fines on us;

· confiscating any of our income that they deem to be obtained through illegal operations;

· shutting down our services;

· discontinuing or restricting our operations in China;

· imposing conditions or requirements with which we may not be able to comply;

· requiring us to change our corporate structure and contractual arrangements;

· restricting or prohibiting our use of the proceeds from overseas offering to finance our VIE’s business and operations; and

· taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, results of operations and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our VIE or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of our VIE in our combined and consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, WFOE or our VIE. See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our VIE owes additional taxes, which could negatively affect our results of operations and financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles.

We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s length basis in such a way as to result in impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Zhong Zhi Hong Yuan or our VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary, Beijing Zhong Zhi Shi Zheng, requests the shareholders of our VIE to transfer their equity interests in our VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary, Beijing Zhong Zhi Shi Zheng, and our VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary, Beijing Zhong Zhi Shi Zheng, and our VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of our listing service business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our VIE holds a portion of our assets. Under the contractual arrangements, our VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our VIE breach these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue certain of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If our VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby materially and adversely affecting our listing service business.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our listing service business may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops, contract chops finance chops must be approved by our finance department. The chops of our subsidiaries and our VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries or our VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries or our VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and our VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our listing service business may be materially and adversely affected.

Substantial uncertainties exist with respect to the implementation and interpretation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, our listing service business and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. On December 26, 2019, the State Council issued the Implementing Regulations of the Foreign Investment Law, or the Implementing Regulations of the FIL, and the Supreme People’s Court issued the Interpretations of the Supreme People’s Court on Certain Issues Concerning the Application of the Foreign Investment Law of the PRC, or the Interpretations of the FIL, both of which came into effect since January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, our listing service business and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Under China Enterprise Income Tax Law, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. Hong Kong, where China Index Academy Limited, the direct parent company of our PRC subsidiaries is incorporated, has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends.

PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.

Under PRC laws and regulations, we are permitted to fund our PRC subsidiaries by granting loans or making additional capital contributions, subject to applicable government registration and approval requirements. Any loan to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission, or the NDRC, on January 8, 2003, the statutory limit for the total foreign debt amount of a foreign-invested enterprise is the difference between the total investment amount as approved by MOFCOM or its local counterparts and the registered capital of such foreign-invested enterprise.

According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amount of foreign debts that an enterprise may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, and may not exceed two times of the net assets as indicated in such enterprise’s latest audited financial report. The risk-weighted balance of cross-border financing is calculated based on the enterprise’s outstanding amounts of cross-border debts in RMB and foreign currency, multiplied by risk conversion factors in accordance with their respective remaining terms, categories and currencies.

According to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the NDRC in September 2015, and the Guide on Enterprises’ Issuance of Foreign Debts issued by the NDRC on February 11, 2020, any loan we extend to our PRC subsidiaries or VIE that are domestic PRC entities with a term of more than one year must be filed with the NDRC or its local counterparts and must be registered with SAFE or its local branches.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.

On March 30, 2015, SAFE promulgated the Circular on the Reform of Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. SAFE Circular 19 abolishes the SAFE Circular 142, providing that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise shall be used for purposes within its approved business scope, and allows a foreign-invested enterprise to use the RMB capital converted from its foreign currency registered capital for equity investments within China.

On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Account, or SAFE Circular 16, to further expand and strengthen such reform. Pursuant to SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditures under current accounts that are within its business scope or expenditures under capital accounts that are permitted by laws and regulations; except that, such funds shall not be used for (1) expenditures beyond the enterprise’s business scope or expenditures prohibited by laws and regulations, (2) investments in securities or investments other than principal-secured products issued by banks, (3) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license, and (4) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). Furthermore, SAFE has strengthened its oversight of the flow and use of the capital in RMB that is converted from registered capital of a foreign-invested enterprise in foreign currency. The use of such capital in RMB may not be altered without SAFE’s approval, and such capital in RMB may not in any case be used to repay loans in RMB if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. In addition, theses circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new PRC entities by our PRC subsidiaries, to invest in or acquire any other PRC enterprise through our PRC subsidiaries, or to establish new variable interest entities in China.

In light of the various requirements imposed by PRC regulations on loans to PRC entities by offshore holding companies, we may not be able to obtain the necessary government approvals with respect to future loans by us to our wholly-owned subsidiaries or our VIE or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In addition, certain of our employees entered into employment contracts with our affiliates other than our PRC subsidiary hiring them. We could be subject to orders by the competent labor authorities for rectification and may be required to pay two times monthly wages to these employees and indemnify these employees for the loss and damage suffered by them.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, certain of our PRC subsidiaries did not make adequate social insurances and housing reserve fund contributions for certain employees or have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries use third-party agencies to pay in the name of such agency.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

We are aware that Mr. Vincent Tianquan Mo, controlling shareholder of CIH and a PRC resident, has not completed the registration as of the date of this annual report. We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulations on overseas investment by PRC enterprises may limit our outbound investment or otherwise expose us to liabilities and penalties under PRC laws.

Overseas direct investments by PRC enterprises are under the supervision of MOFCOM, the NDRC and SAFE, and shall be subject to relevant regulatory rules such as the Administrative Measures for the Outbound Investment of Enterprises promulgated by the NDRC on December 26, 2017, the Administrative Measures for Outbound Investment promulgated by the MOFCOM on September 6, 2014 and the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies promulgated by SAFE on February 13, 2015. Where PRC enterprises make overseas direct investment, they shall file with or obtain the approval from MOFCOM and the NDRC, or their local counterparts, and complete the registration with relevant banks. In the event that the PRC enterprise fails to fulfill the procedures prescribed by the relevant authorities, such PRC enterprise may face the risks including the suspension or cessation of the implementation of the outbound projects, corrections within required time limits, warnings to the PRC enterprise and relevant responsible persons and other penalties.

As of the date of this annual report, we have completed the required filings and obtained the required approvals in connection to the incorporation of an offshore company by one of our PRC subsidiaries, and are in compliance with the outbound direct investment requirements in the PRC. From time to time, we need to apply for or update our filings with relevant government authorities. However, we may not always be able to make applications or update our filings in compliance with the outbound direct investment requirements, nor can we ensure you that such applications or update of filings will be successful. Moreover, new laws and regulations may be promulgated in China to regulate outbound direct investments. If these new laws and regulations are promulgated, certain registration and/or cost of compliance may be required, and any failure to comply with the relevant outbound direct investment requirements or any delay in the process may prevent our PRC subsidiary from investing in such overseas entity or cause delay in our payment to such overseas entity.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or Circular 7, promulgated by SAFE in 2012. Pursuant to the Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject these regulations.

From time to time, we need to apply for or update our registration with the SAFE or its local branches on behalf of our employees who receive options or other equity-based incentive grants under our share incentive plans or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plans who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plans may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into the PRC, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees who are PRC citizens.

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB’s continued inability to inspect audit work papers in China. These joint statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem and its impact on Chinese companies listed in the United States.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is currently unclear if this proposed legislation would be enacted.

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In January 2014, Judge Cameron Elliot, a SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

Had the settlement terms not been adhered to, Chinese member firms of “Big Four” accounting firms could have been suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another registered public accounting firm to audit and issue an opinion on our financial statements. A delinquency in our filings with the SEC may result in the delisting of our shares from the NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States and could adversely harm our reputation and have other material adverse effects on our overall growth and prospect.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

We are an exempted company with limited liabilities registered by way of continuation under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, certain of our directors and executive officers reside in China, and most of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Currently, there are no treaties between the United States and China for the recognition or enforcement of U.S. court judgments in China. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdiction in relation to any matter not subject to a binding arbitration agreement may be difficult. Pursuant to the PRC Civil Procedure Law, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in China, only if the institution of such action satisfies the conditions specified in the PRC Civil Procedure Law. As a result of the conditions set forth in the PRC Civil Procedure Law and the discretion of the PRC courts to determine whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. In addition, in the event that foreign judgments contravene the basic principles of laws of China, endanger PRC state sovereignty or security, or are in conflict with the public interest of China, PRC courts will not recognize and enforce such foreign judgments.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law and conduct our operations primarily in China.

We are an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Risks Relating to the Separation from Fang and Our Relationship with Fang

We have a limited operating history as an independent company upon which you can evaluate us.

We were separated from Fang as an independent company in June 2019. Our limited operating history as a stand-alone entity makes it difficult to accurately assess our business and future prospects. Our ability to satisfy our obligations and achieve profitability will be primarily dependent upon the future performance of our business, and we are not able to rely upon the revenues, capital resources and cash flows of Fang. In addition, we historically cooperated with Fang to operate our listing service business and are in the process of migrating such business to our own website, 3fang.com and 3fang mobile application. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Related Agreements—Business Cooperation Agreement.”

Fang and we may fail to perform under certain transaction agreements that are executed as part of the separation and distribution, and we may not have necessary systems and services in place when these transaction agreements expire.

In connection with the separation and distribution, Fang and we have entered into several agreements, including separation and distribution agreement and related ancillary agreements. The separation and distribution agreement and related ancillary agreements determine, among other things, the allocation of business, assets and liabilities between us and Fang following the separation and distribution for those respective areas and include any necessary indemnifications related to liabilities and obligations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Related Agreements” for details of the agreements between Fang and us in connection with the separation and distribution. If Fang is unable to satisfy its obligations under these agreements, we could incur operational difficulties or losses that could have a material and adverse effect on our business, financial condition and results of operations.

Potential indemnification liabilities owing to Fang pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition and results of operations.

The separation and distribution agreement provides for, among other things, indemnification obligations generally designed to make us financially responsible for, among others, certain liabilities associated with our business, certain guarantee, indemnification and tax liabilities, as well as any breach by us of the separation and distribution agreement and related ancillary agreements as well as any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in any disclosure document that describes the separation or the distribution or us and our subsidiaries or primarily relates to the transactions contemplated by the separation and distribution agreement, subject to certain exceptions. If we are required to indemnify Fang under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Related Agreements— Separation and Distribution Agreement—Claims and indemnification.”

In connection with the separation and distribution, Fang will indemnify us for certain liabilities. However, we cannot assure you that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Fang’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation and distribution agreement and related ancillary agreements, Fang will indemnify us for certain liabilities as discussed further in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Related Agreements—Separation and Distribution Agreement—Claims and indemnification.” However, third parties could also seek to hold us responsible for any of the liabilities that Fang has agreed to retain, and we cannot assure you that the indemnity from Fang will be sufficient to protect us against the full amount of such liabilities, or that Fang will be able to fully satisfy its indemnification obligations. In addition, Fang’s insurers may attempt to deny us coverage for liabilities associated with certain occurrences of indemnified liabilities prior to the separation and distribution. Moreover, even if we ultimately succeed in recovering from Fang or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, financial position, results of operations and cash flows.

Fang’s creditors may seek to hold us liable for certain of its obligations.

We may continue to be liable for certain obligations of Fang that exist at the time of the separation and distribution, but only to the extent that Fang fails to satisfy such liabilities. In particular, in connection with our separation from Fang, we issued a warrant to each of the holders of certain convertible notes issued by Fang, and provided a guarantee for the benefit of such holders, under which we will be liable to the payment obligations under the convertible notes in the event that Fang fails to discharge its primary payment obligations under the convertible notes. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” In the event that Fang fails to satisfy obligations to its creditors existing at the time of the separation and distribution, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect on our financial position.

We may be subject to liabilities under contracts entered into by Fang as a result of the separation and distribution.

Fang has entered into various business, financing and other contracts in the ordinary course of business. Some of the contracts require Fang to notify or seek prior consent from the counterparties in connection with material changes to Fang’s business operations or corporate structure. Fang has notified us that they believe that they have carried out their contractual obligations and are not otherwise in material default or violation of those contracts. If any contractual counterparties find Fang in default or violation due to failure to notify them or seek their prior consent in connection with the separation and distribution or otherwise, they may terminate their business relationship with Fang or us, declare any repayment obligations immediately due and/or pursue legal actions against Fang or us, which may materially and adversely affect our business operations, financial condition and results of operations.

A court could require that we assume responsibility for obligations allocated to Fang under the separation and distribution agreement.

Under the separation and distribution agreement and related ancillary agreements, each of Fang and our company is generally responsible for the debts, liabilities and other obligations related to the business or businesses which we own and operate. Although we do not expect to be liable for any obligations that are not allocated to us under the separation and distribution agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Fang (for example, tax liabilities), particularly if Fang were to refuse or were unable to pay or perform the allocated obligations.

Certain of our directors and executive officers may have actual or potential conflicts of interest because of their previous or continuing positions at Fang.

Our chairman, Mr. Vincent Tianquan Mo, is also the chairman of Fang. This relationship could create, or appear to create, conflicts of interest when Mr. Vincent Tianquan Mo is faced with decisions with potentially different implications for Fang and us, especially with regarding to our business cooperation with Fang. Directors of our company are required by law to act honestly and in what they consider in good faith to be in our best interests and to disclose any interest that they may have in any of our projects or opportunities. In addition, we have adopted a code of ethics and an audit committee charter. The code of ethics provides that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, the audit committee charter provides that most related party transactions must be pre-approved by the audit committee, which consists entirely of independent directors. Our audit committee charter, however, exempts the pre-approval requirement for related party transactions that are immaterial to us or not unusual by nature. In the event of such transactions with Fang, Mr. Mo will still be entitled to vote in our board meeting, and we cannot assure you that Mr. Mo’s decision will not be impacted by any potential conflict of interest arising from his relationship with Fang.

Because of their current or former positions with Fang, certain of our expected directors and executive officers own Fang ordinary shares or hold Fang’s equity awards. Even though our board of directors currently consists of a majority of directors who are independent, and our executive officers had ceased to be employees of Fang, some of our directors and executive officers will continue to have a financial interest in Fang’s ordinary shares or equity awards.

Risks Relating to the ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading price of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their listing, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their listing may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs. In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

· regulatory developments affecting us or our industry;

· announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

· changes in the economic performance or market valuations of other similar companies or real estate related companies;

· actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

· changes in financial estimates by securities research analysts;

· publication of research reports about us or our industry, or the failure of securities analysts to cover our ADSs after the separation;

· announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raising or capital commitment;

· additions to or departures of our senior management or key employees;

· fluctuations of exchange rates between the Renminbi and the U.S. dollar;

· adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

· actions by shareholders;

· changes or proposed changes in laws, regulations or polices, or differing interpretations thereof, affecting our business or industry or real estate related business and industries, or enforcement of these laws, regulations and policies, or announcements relating to these matters;

· adverse publicity about our industry or real estate related industries generally, or particularly scandals relating to the industry, specifically;

· litigation and governmental investigations;

· general market and economic conditions;

· release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

· sales or perceived potential sales of additional ordinary shares or ADSs.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. This volatility could prevent a shareholder seeking to sell the ADSs from being able to sell the ADSs at or above the price at which the ADSs were purchased.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because we do not currently expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your ADSs.

We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. See “Item 8 Financial Information—C. Dividend Policy.” Therefore, you should not rely on owning our ordinary shares or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may declare dividends, but the amount of such dividends may not exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your ownership of our ordinary shares or ADSs will likely depend entirely upon any future price appreciation of the ADSs or ordinary shares. There is no guarantee that the ADSs or ordinary shares will appreciate in value or even maintain the price at which you being distributed our ordinary shares or ADSs.

Your percentage of ownership in our company may be diluted in the future. Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. All of our outstanding ADSs are freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. Such sales also might make it more difficult for us to sell in the future at a time and price that we deem appropriate.

In the future, your percentage ownership in our company may be diluted because of equity awards that we will be granting to our directors, officers and employees or otherwise as a result of equity issuance for acquisitions or capital market transactions. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of the ADSs. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

In addition, our memorandum and articles of association authorize us to issue, without the approval of the our shareholders, one or more classes or series of preferred shares that have such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our ordinary shares respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our ordinary shares. For example, in connection with the separation and distribution, we have issued a warrant to each of the holders of the convertible notes issued by Fang, which entitles them to purchase for nominal consideration such number of our Class A ordinary shares as calculated based on the number of Fang Class A ordinary shares upon the assumed conversion of the convertible notes immediately prior to or on the record date, being May 28, 2019, the day immediately prior to the distribution, if and only if such holders subsequently decide to convert the convertible notes. We cannot predict the timing or size of any future issuance of our shares or the effect, if any, that future issuance and sales of our shares may have on the market price of our shares. Sales or distributions of substantial amounts of our shares, or the perception that such sales could occur, may cause the market price of our shares to decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempted from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the securities rules and regulations in the United States that are applicable to United States domestic issuers, including: (1) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. As a result, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We are a “controlled company” under the rules of the NASDAQ and, as a result, qualify for exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Mr. Vincent Tianquan Mo controls approximately 68.7% of the voting rights of our company as of March 31, 2020. As a result, we qualify as a “controlled company” within the meaning of applicable corporate governance standards. Under the NASDAQ Stock Market Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that we have a majority of independent directors on our board of directors. We have elected to rely on such exemptions under the NASDAQ Stock Market Rules available to controlled companies. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements.

As a company registered in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.

As a Cayman Islands exempted company listed on the NASDAQ, we are subject to the NASDAQ corporate governance requirements. The NASDAQ market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements.

For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ.

Concentration of voting power in Mr. Vincent Tianquan Mo, our ultimate controlling shareholder and chairman, may prevent new investors from influencing significant corporate decisions. The interests of Mr. Vincent Tianquan Mo may differ from the interests of our other shareholders.

As of March 31, 2020, Mr. Vincent Tianquan Mo, our ultimate controlling shareholder and chairman, ultimately control approximately 68.7% of our voting power. As a result, Mr. Vincent Tianquan Mo has a controlling influence in matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our Board, capital increases and amendments to our articles of association. This control could also have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of Mr. Vincent Tianquan Mo. The interests of Mr. Vincent Tianquan Mo may also in certain cases differ from those of other shareholders.

Holders of ADSs may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit the holders to withdraw their Class A ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to the holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to the holders of ADSs in a timely manner, but there can be no assurance that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they will not be able to call a shareholders’ meeting.

Rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without consent of the holders of ADSs.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and holders of the ADSs will have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Notwithstanding the foregoing, the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby in any competent court in the Cayman Islands, Hong Kong, China and/or the United States, or, by having such disputes referred to and finally resolved by an arbitration either in New York, New York or in Hong Kong, subject to certain exceptions solely related to the aspects of such claims that are related to U.S. federal securities law, in which case the resolution of such aspects may, at the option of such registered holder of the ADSs, remain in state or federal court in New York, New York. Also, we may amend or terminate the deposit agreement without consent of the holders of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended.

Rights of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of ADSs unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings in the future and may experience dilution in their holdings.

Holders of ADSs may not receive cash dividends if the depositary decides it is impractical to make them available to them.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8 Financial Information—C. Dividend Policy.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company registered by way of continuation under the laws of the Cayman Islands. All of our assets are located outside the United States. In addition, most of our directors and executive officers and the experts named in this annual report reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States, in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers and/or their assets.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with a third class of undesignated shares). Holders of Class A ordinary shares are be entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, as of March 31, 2020, Mr. Vincent Tianquan Mo beneficially owned approximately 27.8% of our total ordinary shares and approximately 68.7% of the voting power of our outstanding shares. Therefore, Mr. Vincent Tianquan Mo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our VIE as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of our VIE but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operation in our financial statements. Assuming that we are the owner of our VIE for United States federal income tax purposes and further assuming that we can rely on certain proposed U.S. Treasury regulations described in “Item 10 Additional Information—E. Taxation—U.S. Federal Income Taxation—Status as a PFIC,” and based upon our current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2019, and at this time we are unable to determine whether we will be classified as a PFIC for the taxable year ending December 31, 2020 or any future taxable year.

The determination of whether we are or will be a PFIC may also depend, in part, on the quarterly market value of our ADSs, which is subject to change, and on how, and how quickly, we use our liquid assets. Under circumstances where the market value of our ADSs declines significantly or we retain significant amounts of liquid assets, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes or we were unable to rely on the proposed U.S. Treasury regulations referenced above, our risk of being classified as a PFIC may substantially increase. The application of the proposed U.S. Treasury regulations is not entirely clear at this time. Accordingly, whether the assumption that we can rely on the proposed U.S Treasury regulations holds is uncertain. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the taxable year ending December 31, 2020 or any future taxable year.

If we are a PFIC for any taxable year during a U.S. Holder’s holding period for our ordinary shares or ADSs, such status could result in adverse U.S. federal income tax consequences to such U.S. Holder. For example, if we are or become a PFIC, a U.S. Holder may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, as noted above, and will become subject to burdensome reporting requirements. See “Item 10 Additional Information—E. Taxation—U.S. Federal Income Taxation.” There can be no assurance that we will not be a PFIC for our current or any future taxable year.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on August 10, 2007 as Selovo Investments Limited under the laws of British Virgin Islands as a wholly-owned subsidiary of Fang. On July 26, 2018, we re-domiciled to the Cayman Islands and registered by way of continuation as an exempted company with limited liability registered under the laws of the Cayman Islands and changed our name to China Index Holdings Limited.

We conduct our business primarily through our subsidiaries and VIE in China. In June 2018, we, through Beijing Zhong Zhi Shi Zheng, or WFOE, entered into contractual arrangements with Beijing Zhong Zhi Hong Yuan, or the VIE, and shareholders of the VIE. Pursuant to these arrangements, our company, through WFOE, have effective control of our VIE and its listing service business.

On May 24, 2019, we entered into a separation and distribution agreement and related ancillary agreements to separate our business and relevant assets and liabilities from Fang, in order to focus on the development of our business, comprising (1) certain information and analytics services, initially operated as part of Fang’s value-added services, and (2) certain marketplace services, initially operated as part of Fang’s listing services. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Separation and Distribution Related Agreements.” The separation was completed on June 11, 2019 via a dividend distribution of all our ordinary shares owned by Fang to Fang’s equity holders. Following the separation, Fang has retained its business operating a real estate Internet portal focusing primarily on serving the residential property sector, while we strategically focus on serving the commercial property sector in China, allowing each company to more effectively pursue its own distinct operating priorities and strategies.

Our ADSs have been listed for trading on the NASDAQ Global Market under the symbol “CIH” since June 11, 2019.

Our principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China. Our telephone number at this address is +8610 5631 9106. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East, 42nd Street, 18th Floor, New York, New York 10168.

Our website is www.chinaindexholdings.com. The information contained on our website is not a part of, and will not be incorporated by reference into, this annual report.

B. Business Overview

We empower China’s commercial property market with big data and innovative technologies. We operate a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of December 31, 2019. Our services span across data services, analytics services, promotion services and listing services for China’s real estate markets. We serve a substantial base of real estate participants in China, including industry professionals and business communities, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. We currently focus more on the enormous market opportunity within China’s commercial property sector through our commercial property online marketing portals and mobile applications.

Over a span of 20 years, we have developed a leading proprietary real estate information and analytics service platform in China based on our China Real Estate Index System, or CREIS, a comprehensive set of benchmarks and data points widely adopted by industry participants to track, understand and analyze the real estate industry in China. Our service platform consists of various integrated data-driven information and analytics service modules that are subscription-based online solutions similar to SaaS. As of December 31, 2019, the China Index Database encompassed detailed real estate information of over 2,100 cities, 1,000,000 plots of land, 330,000 residential property projects and 51,000 commercial property projects in China, which renders it among the top real estate-related databases in China in terms of geographical coverage and volume of data points. Our service platform delivers significant value to our clients due to the richness of associated analytic functionalities, including fair market value appraisals, property and district ratings, interactive analytics and reporting tools, property price indices and investment decision-making analyses. As one of the most recognized information, analytics and marketing service platform brands among real estate participants in China, we were selected by China’s National Bureau of Statistics as a key data source for real estate industry from 2014 to 2017.

Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we also offer promotion services to China’s real estate participants. We disseminate influential industry reports on select key topics and help our clients promote their brand names and development projects through an integrated suite of customized, omni-channel solutions consisting of promotion campaigns across various online channels and themed events.

As commercial property-related business requires a sophisticated level of expertise and industry experience, we believe that we are in a unique position to operate online marketing portals for China’s commercial property market and empower it with big data and innovative technologies. We are also exploring other commercial property-related services to capture the enormous market opportunity arising from the rapid development of China’s commercial property sector.

Our Services

We offer a comprehensive suite of services to real estate participants in China through our proprietary data-driven platform and a combination of various online channels and themed events. The following diagram illustrates our principal service offerings.

Information and Analytics Services

We offer a wide spectrum of information and analytics services primarily through our proprietary platform, based on our CREIS, a comprehensive set of benchmarks and databases widely adopted by industry participants to track, understand and analyze the real estate industry in China. It covers a vast inventory of residential and commercial properties and land plots data across China.

China Index Database

The core value of CREIS lies with the underlying proprietary database we operate. The China Index Database is a leading real estate data platform in China with profound data collection history in China, delivering real estate information and research reports regarding properties, land plots as well as real estate industrial regulations and policies in China. We employ various advanced technologies to power our database, including geographic information system, artificial intelligence-based search, data mining and cloud computing. The China Index Database is held in high esteem by industry participants in China, such as real estate developers and financial institutions. The following table sets forth the information of the China Index Database’s coverage and comprehensiveness as of the dates indicated.

	As of December 31,
	2017	2018	2019
Land
Number of cities*	2,243	2,310	2,155
Number of plots	803,790	899,993	1,003,436
Residential Property
Number of cities	654	657	660
Number of property projects	292,165	373,254	339,133
Commercial Property
Number of cities	328	334	372
Number of property projects	42,569	48,755	51,813

*                                         The number of cities covered by the China Index Database decreased from 2,310 as of December 31, 2018 to 2,155 as of December 31, 2019 because certain cities had been merged with others or reclassified as districts as a result of adjustments in administrative division made by government authorities.

As of December 31, 2019, the China Index Database encompassed detailed real estate information of over 2,100 cities, 1,000,000 plots of land, 330,000 residential property projects and 51,000 commercial property projects in China, which renders it among the top real estate related databases in China in terms of geographical coverage and volume of data points. It also covers a wide spectrum of information, including location, site and zoning information, building characteristics, space and unit availability, tax assessments, ownership, sales and lease comparables, number of retail stores, number of listings, mortgage information, for-sale and for-lease listings, income and expense histories, contact information, historical trends, demographic information, as well as government policies and macro-economic environment and government planning. Our database presents information in a variety of ways, including documentations, site photographs, aerial photographs, 3D photographs and videos.

We have developed the China Index Database into various editions with different focuses and functions to cater to diversified client needs. We have special editions that focus on select subject matters, including the land edition, which covers land auction, sales, supply and other related information, the city edition, which covers location-based market, development project, urban planning and transaction information, and several other special editions. We also offer customized editions of our database that cater to specific client needs, such as price, transaction and other information often required by sales and marketing personnel and brokers. Below is a screenshot of the interface of our China Index Database.

Our database services are subscription-based online solutions. To encourage clients to use our database regularly, we typically offer a subscription fee package to our clients rather than charging them fees based on their actual use of our services. Our subscription fee package varies based on, among others, the number of editions, the number of accounts and types of services to which a client subscribes. Our clients can also elect to upgrade to a premium product module for more data coverage and analytical functions. Our subscribers generally pay us on an annual basis.

China Index Land

Launched in 2017, our China Index Land is an innovative analytical online solution designed to assist real estate developers and other real estate participants in making informed and more efficient investment decisions. Our China Index Land offers comprehensive and user-friendly site selection analysis, based on multiple attributes, such as location, surrounding education resources, quality of property management services and popularity in the local market. It allows our clients to select and evaluate cities, areas and lands that they plan to invest in as well as to build their own model through our imbedded analytical tools to satisfy their special needs without having to download a massive amount of data. We charge our clients a subscription fee based on the length of their subscription periods for our China Index Land.

Leveraging our advanced information technology, our China Index Land delivers various types of analytic results, including research reports and 3D photographs. Our China Index Land utilizes artificial intelligence technology to process and analyze voluminous real estate-related data. We have also applied 3D data visualization technology to more clearly and efficiently present information to our clients. Below is a screenshot of the interface of China Index Land.

China Index Appraisal and Rating

In addition to the China Index Database, we offer a number of integrated data-driven information and analytics service modules, including China Index Appraisal and China Index Rating, both designed to support commercial banks and other financial institutions with their property mortgage business. The China Index Appraisal Module and the China Index Rating Module in aggregate currently covers real estates in more than 150 selected cities and approximately 65 million properties in China. Below are screenshots of the interfaces of our China Index Appraisal and Rating, respectively.

China Index Appraisal	China Index Rating

Our China Index Appraisal and Rating services are subscription-based and the subscription fee depends on the number of properties to be evaluated and their actual use of our services.

· China Index Appraisal Module

Launched in 2015, our China Index Appraisal Module is an appraisal platform that provides analytical online solutions for clients to perform sophisticated appraisals of the fair market value of properties and their movements in different scenarios, such as different construction areas, floors and facade directions. Leveraging our big-data analytics technology, property appraisal model and a large volume of authentic real estate transaction data from third-party data providers, our China Index Appraisal Module provides clients with more efficient and fair appraisal of properties, better assisting them in making investment, leasing and other decisions in connection with such properties.

We provide both standardized and customized appraisal services to meet the diverse needs of our clients. Our standardized appraisal services evaluate the fair market value of properties using our proprietary property appraisal model, which is widely accepted and used by commercial banks and other financial institutions in assessing the fair market value of standardized mortgages. We also offer a premium version of our appraisal services through our online appraiser recommendation system, where our clients can locate qualified appraisers to satisfy their special evaluation needs. This is primarily used by commercial banks and other financial institutions to evaluate the market value of non-standardized mortgages. In addition, we also provide regular re-appraisal services to assist our clients in timely monitoring the market value of properties and managing financial risks.

· China Index Rating Module

Launched in 2017, our China Index Rating Module is a multi-dimensional analytical online solution designed to assess the ratings of residential and commercial properties and districts in China. Our China Index Rating Module scores and rates a residential and commercial development primarily based on a multi-dimensional analysis of data from four key attributes, including location, surrounding education resources, quality of property management services and popularity in the local market. Based on the scoring results, we provide property ratings from “AAA” grade with the lowest depreciation risk to “D” grade with the highest depreciation risk. In addition to rating residential and commercial development, our China Index Rating Module also provides rating services for residential and commercial districts. It scores a district based on a variety of factors, including its economic environment and transportation conditions and provides district ratings from “A” grade indicating the highest development level of the surveyed district to “D” grade indicating the need for further development.

Our China Index Rating Module is widely used by financial institutions to improve their risk management, such as compiling their internal short list of mortgageable properties and monitoring default risks associated with the underlying assets on a timely basis.

China Index Analytics

We offer our clients real estate analytics services such as online client satisfaction survey services tailored to meet their needs and address specific issues encountered by them.

Leveraging cloud computing and big data technologies, we have developed a one-stop self-service online survey platform, which allows our clients to create survey questionnaires, circulate survey requests, administer survey process and analyze survey results in a cost-effective manner. We apply our proprietary research models and methodologies to help our clients understand and analyze survey results and formulate improvement measures to address the issues identified in the surveys. We have accumulated a comprehensive question bank and proven industry-wide survey standards from the experience and expertise we gained since we initiated this service in 2007.

We also provide customized analytics services to real estate participants, including primarily real estate developers, based on their specific circumstances and strategic development goals. Guided by the massive volume of industry information from China Index Database, we utilize a combination of effective analytical methodologies and investigative methods to advise our clients on development project feasibilities and investment decisions. We also formulate detailed business development plans and research reports per specific client requests.

We also offer analytics services based on our CREIS Index, launched in 1994. Our CREIS Index provides diversified indices of price movements and forecasts of real estate markets in China, particularly in major cities. We have developed a wide spectrum of influential real estate price-related indices under our CREIS Index, including, among others, new residential property, for-sale residential property, rental property, property service and listed real estate company stock. Through our CREIS Index, we provide insightful guidance for investment activities in real estate markets and real estate-related businesses. Our “CREIS 100 Cities Residential Property Price Index,” a price index indicating movements and forecasts of residential property price in selected 100 major cities in China, has been widely recognized as one of the most influential real estate price indices in China with broad geographical coverage and large number of cities included. We have participated in the creation of the first real estate big data stock index in China, launched in 2015.

Marketplace Services

We offer promotion services and listing services to our clients as marketing tools to supplement our database and its associated analytical tools.

China Index Promotion

Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we offer promotion services based on influential industry reports on select key topics we disseminate to China’s real estate participants and consumers. We help our clients promote their brand names and development projects through an integrated suite of customized, omni-channel solutions consisting of marketing campaigns through various online channels and themed events.

We have established an authoritative rating system to publish annually since 2003 influential industry reports, including Top 100 Real Estate Developers, Top 10 Listing Companies, Top 10 Brands and Top 100 Property Management Companies in China. We generate our reports on a comprehensive, objective and independent basis. We obtain the supporting data for our research from a variety of sources, including our proprietary China Index Database, information published by the relevant government agencies and the information submitted by candidates. We cross-check the supporting data and utilize sophisticated analytic methods, including factor analysis, to compile and analyze such data. Our China Index Database allows us to more accurately generate these reports, which in turn defines the objective and scope of our promotion services.

China Index Listing

We also offer listing services to allow our clients to list commercial properties in China and utilize advanced marketing and search tools. We had historically operated such business through Fang.com and its mobile applications, a comprehensive set of web portals and mobile applications owned by Fang. Different from residential property-related business, commercial property-related business requires a sophisticated level of expertise and industry experience, we believe that we are in a unique position to operate the online marketing portal for China’s commercial property market leveraging our comprehensive database as well as in-depth information access and robust data analytics capabilities. We historically cooperated with Fang to operate our commercial property-related business through Fang’s commercial property-related web pages and mobile applications. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Related Agreements—Business Cooperation Agreement” for details of the cooperation. We have obtained the required ICP license for our own website 3fang.com and 3fang mobile application, and are in the process of migrating such business.

The listings typically include detailed information about the properties listed for sale or lease, such as location, site area, gross floor area, land use type, floor map, photographs, and sales or rental price. The listing information is searchable via a number of parameters, such as location, business district, land use type, site area, subway and map, as well as manual input of key words. Combined with our sophisticated marketing and search tools, the listing information also yields powerful insight to help real estate professionals and other participants assess the market conditions by deducing the vacancy rates, absorption rates or average sales or rental rates in specific localities. We also employ client profiling and big-data analytics to accurately recommend property information and facilitate transactions between brokers and property buyers. Our marketplace featured the listings of more than 200,000 retails and 340,000 office buildings as of December 31, 2019.

In addition to sell-side listings, we allow buyers to post their intentions to purchase commercial properties with us, with specifications on location, land use type, gross floor area, site area, purchase price and other identifiable information. To drive further user traffic, we also offer our site visitors free access to proprietary commercial property-related information and analysis, including value appraisal tools, compilation of land transaction statistics, and summaries on regional land market activities.

We also offer various forms of advertisement placements on our online marketing portal that target our site visitors and mobile application users.

Our Data

Our data are the foundation of our real estate information and analytic services. Over a span of 20 years, we have accumulated abundant industry experience in developing the real estate-related database in China. As of December 31, 2019, the China Index Database encompassed detailed real estate information of over 2,100 cities, 1,000,000 plots of land, 330,000 residential property projects and 51,000 commercial property projects in China, which renders it among the top real estate related databases in China in terms of geographical coverage and volume of data points.

Data Collection

We are committed to maintaining and improving the timeliness and comprehensiveness of our database. We have built our database primarily through our internal professional data collection team with over 20 years of experience in data collection. Our data collection team is divided functionally and geographically to cover data canvassing the entire industry value chain in more than 186 cities across substantially all the provinces in China as of December 31, 2019, representing an industry-leading geographic coverage. Our data collection team is primarily responsible for collecting, verifying and recording real estate-related data and adopts a multi-faceted research process to collect data, including phone calls, e-mails, Internet updates, field inspections, public records review, news monitoring, as well as interviews of real estate participants. We regularly undergo extensive training programs so that we can maintain consistent data collection methods and processes throughout our data collection team.

We enrich our database through procuring and assimilating databases from third-party suppliers. We have obtained a license from Fang to use its voluminous transaction information it has accumulated since 2005. We have also purchased or been licensed to use industry and market data from government authorities and professional parties, such as China Unicom. Leveraging our industry leadership, we have also integrated industry resources. In collaboration with major real estate developers, property managers and other industry participants, we co-founded China Real Estate Big Data Alliance in 2016, which has increasingly become an important and reliable source to our real estate database. We believe that our strong data collection capability is sufficient to support our business development and expansion.

Data Verification

Authenticity of our data is crucial to the quality of our database and our client experience. We adopt a combination of automated and non-automated control process to ensure the integrity of the data collection process. We use mathematical and statistical models and methodologies to identify and consolidate repetitive data and eliminate abnormal and incorrect data. A large number of our proprietary data wash models automatically verify errors and repetitive data, including occupancy date conflicts, available square footage greater than building area, typical floor space greater than land area and expired leases. We also monitor changes to critical fields of information to ensure all information is kept in compliance with our standard definitions and methodology. To supplement the automated control process, we also apply non-automated quality control procedures, such as calling our information sources to verify information, performing periodic research audits and field checks and timely adjust the models used in the automated-control process. Finally, we also actively treasure the feedback provided by real estate participants using our data every day as one of the most important and effective quality control measures.

Our Clients

In 2019, we had over 2,100 clients subscribing to our information and analytics services and over 700 clients for our promotion services, primarily consisting of institutional clients. As of December 31, 2019, we had over 22,000 active accounts for our listing services. We draw clients from across the real estate and related business community, including real estate developer, commercial banks and other financial institutions, academic institutions, property managers, brokers, agents, consultants and other participants in real estate related business. In 2019, our clients primarily consisted of real estate developers, brokers, and financial institutions, accounting for an aggregate of more than 70% of the total number of our clients in the same period.

We have built a robust client composition, evidenced by low client concentration and high client retention. In 2019, the top five clients contributed less than 10% of our total revenues, and more than 90% of our existing clients among the Top 100 Real Estate Developers in China as ranked by the Top Ten Research Committee of China’s Real Estate Industry renewed service contracts with us.

Research and Technology

We are committed to continually enhancing our services through innovation. Our research and development process involves collaborative efforts across multiple departments, including our research team and information technology development team.

Our research team has strong theoretical research and development capabilities, primarily responsible for analyzing and developing mathematical and statistical models and theories in connection with our information and analytics services. Our research team has developed a number of real estate-related theoretical models, such as real estate supply model and real estate price model, that have been widely applied in our information and analytics services. In addition, we have also maintained long-term strategic cooperation relationship with a number of internationally reputable research institutions, such as Tsinghua University.

We have a sophisticated information technology development team, responsible for developing, improving and maintaining our services, including developing the infrastructure necessary to support our business processes, comprehensive database, analytical tools, marketing channels and extensive image library. The team implements technologies and systems that introduce efficient workflows and controls designed to increase the production capacity of our research teams and improve the quality of our data. Over the years, the team has developed advanced data collection and quality control technologies that we believe are unique within the commercial property sector. See “—Our Data.” Our information technology team has also developed our online solutions, data centers and websites and mobile application for our information and analytics services. We are dedicated to further enhancing our data collection and verification capabilities. In addition, we, leveraging machine learning and statistical algorithms, utilize predictive analytics to provide insights into the real estate market. For example, our predictive model that forecasts the potential value of a specific area enables our customers to make informed investment decisions. We are also developing more tools to help improve our customers’ operational efficiency, such as land investment forecast system and research report automation system.

Our information technology professionals maintain the servers and network components necessary to support our services and research systems. Our core services are served from multiple data centers to ensure uninterrupted service for our clients. Our services are continually monitored for fast and reliable client access.

We have adopted a comprehensive data protection policy which provides for use of secure networks, strong passwords, encrypted data fields, off-site storage and other protective measures in an effort to ensure the security of our proprietary data as well as the availability and security of all core systems. We strictly control and manage the use of data within our various departments and do not share data with external third parties.

Sales and Marketing

We have built a sales and marketing team that is experienced in the online database and real estate sectors. As of December 31, 2019, our sales and marketing team was stationed in 32 regional centers strategically located across China. Our sales and marketing team prospect for new clients and work closely with our existing clients in local markets, allowing us to gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us set our prices and strategies for each locality.

Our regional centers typically serve as the platform for our in-market sales, client support and field research operations for their respective regions. The sales force is responsible for selling to prospective clients, training new and existing clients, providing ongoing client support, renewing existing client contracts and identifying cross-selling opportunities. In addition, the sales force serves as the front line for customer care. The client relationship managers resident at our regional centers are responsible for training existing clients, sharing market specific research with clients and ensuring client driven product enhancement ideas are shared with our product development team.

Our sales strategy is to aggressively attract new clients, while providing ongoing incentives for existing clients to subscribe to additional products and services in order to achieve high renewal rates. We actively communicate with our clients in order to retain clients by providing frequent service demonstrations as well as company-client contact and communication. We place a premium on training new and existing client personnel on the use of our services to promote maximum client utilization and satisfaction with our services. We also provide complimentary industry update and summary reports to our clients to foster trustworthy and collegial business relationships.

Our primary marketing methods include client referrals, web-based marketing, direct marketing and industry events. Client referrals are effective means for us to identify prospective clients. Leveraging our reputation, service quality and market position in China, our existing clients often refer us to their professional contacts, which saves us a great amount of time and expenses in advertising and marketing. Web-based marketing efforts include search engine optimization, paid advertising with major search engines, social media and display advertising on commercial property news and business websites and mobile applications.

Competition

The market for real estate-related information, analytics and marketing services is competitive and rapidly changing in China. We believe the principal competitive factors affecting these services and providers are:

· breadth, depth, timeliness and quality of data;

· ease of use, flexibility and functionality of the software;

· proprietary nature of methodologies, databases and technical resources;

· client service and support;

· effectiveness of marketing and sales efforts;

· pricing; and

· brand loyalty among clients.

We compete directly and indirectly for clients with the following categories of companies:

· database services providers, such as CRIC, offering data support for in-depth industry research targeted to real estate developers, commercial and investment banks, securities companies, funds in China;

· regional and national publishers and distributors of information, analytics and marketing services, including individual publishers and new-media branches of traditional real estate service providers;

· online listing services featuring commercial property and land for sale or lease;

· locally controlled real estate boards, exchanges or associations sponsoring property listing services for commercial property and land for sale or lease;

· real estate portfolio management companies; and

· public record providers.

Some of our competitors may have greater access to capital markets, and more financial and other resources than us. Additional competitors may enter the market of real estate-related information, analytics and marketing services and competition may intensify.

Intellectual Property

To protect our proprietary rights in our methodologies, database, software, patents, trademarks and other intellectual property, we depend upon a combination of trade secret, misappropriation, copyright, patent, trademark, computer fraud, database protection and other laws; registration of patents, copyrights and trademarks; nondisclosure, noncompetition and other contractual provisions with employees and consultants; and technical measures.

We seek to protect our software’s source code, our database and our photography as trade secrets and under copyright law. Although copyright registration is not a prerequisite for copyright protection, we have filed for copyright registration for many of our database, photographs, software and other materials. Under current PRC copyright law, the arrangement and selection of data may be protected, but the actual data itself may not be. We license our services under license agreements that grant our clients non-exclusive, non-transferable rights. These agreements restrict the disclosure and use of our information and prohibit the unauthorized reproduction or transfer of any of our proprietary information, methodologies or analytics.

We also attempt to protect our proprietary database, our trade secrets and our proprietary information through confidentiality and noncompetition agreements with our employees and consultants. Our services also include technical measures designed to detect, discourage and prevent unauthorized copying of our intellectual property.

We are the registered holder of 94 software copyrights and one patent in the PRC as of December 31, 2019. As of the same date, we owned or licensed 53 registered trademarks and 60 registered domain names, including our website, 3fang.com, in the PRC.

Facilities

Our principal executive offices are located in Beijing, China with approximately 2,500 square meters of office space leased from Fang. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to accommodate our future expansion plans.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain property insurance policies covering our equipment, systems and other property that are essential to our business operation to safeguard against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal and Other Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Third-party claims, litigation or government investigations to which we may be subject or in which we may be involved may significantly increase our expenses and adversely affect our stock price.” Other than the foregoing, we are currently not a party to, and are not aware of any threat of, any other legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations.

Regulations

Our business is subject to substantial regulation by the PRC government. This section sets forth a summary of certain significant PRC regulations that affect our business and the industries within which we operate.

General

The telecommunications industry, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities cover virtually every aspect of telecommunications network operations, including the qualifications required to enter into the telecommunications industry, the scope of permissible business activities and the restrictions on foreign investment.

The MIIT, under the leadership of the State Council, is responsible for, among other things:

· formulating and enforcing policies, regulations and standards for telecommunications industry;

· granting licenses for the provision of telecommunications and Internet services;

· formulating tariff and service charge policies for telecommunications and Internet services;

· supervising the operations of telecommunications and Internet service providers; and

· maintaining fair and orderly market competition among telecommunications and Internet service providers.

In addition to the regulations promulgated by the national government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions.

Restrictions on Foreign Ownership in the Value-Added Telecommunications Services

The Telecommunications Regulations of PRC promulgated in September 2000 and amended in July 2014 and February 2016, respectively, by the State Council, categorize various telecommunications businesses in China into basic or value-added telecommunications businesses.

In order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008 and February 2016. The Administrative Rules on Foreign-invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Special Administrative Measures for Access of Foreign Investment Industrial Guidance Catalog (Negative List) issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting such approvals.

In July 2006, the MIIT publicly issued the Circular on Strengthening the Administration of Foreign Investment in Value-Added Telecommunications Services, or the MIIT Notice. According to the MIIT Notice, if a foreign investor intends to invest in a PRC telecommunications business, the foreign investor in must establish a foreign invested enterprise and apply for a telecommunications service license. Under the MIIT Notice, domestic telecommunications enterprises may not lease, transfer or sell a telecommunication service license to a foreign investor in any form, nor may they provide any resources, premises, facilities and other assistance in any form to a foreign investors for their illegal operation of any telecommunications business in China.

The MIIT Notice requires that value-added telecommunications enterprises or their shareholders must directly own domain names and trademarks used by such enterprises in their provision of value-added telecommunications services, and each value-added telecommunications enterprise must have premises and facilities appropriate for its business operations.

As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet industry in China, we conduct listing service business through a series of contractual arrangements among our PRC subsidiaries and our VIE.

Regulations relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country; “foreign-invested enterprises” means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (1) establishing FIEs in mainland China either individually or jointly with other investors; (2) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (3) investing in new projects in mainland China either individually or jointly with other investors; and (4) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign-invested enterprises are required to file information reports and foreign investment which affects or is likely to have effect on the national security shall be subject to the national security review.

Regulations relating to Provision of Online Real-estate Services

Pursuant to the Administrative Measures on Internet Information Services, as amended in 2011, profitable Internet information service providers in China shall obtain an ICP license for the provision of value-added telecommunication services, including the online real-estate services, from local telecommunication administrative authorities under the direct control of the national government or the MIIT. Those who violate the Administrative Measures on Internet Information Services by providing profitable Internet information service without obtaining the ICP license or by providing services not contained in the ICP license will be ordered to redress their violations and their illegal income will be confiscated. In addition, a penalty between three times and five times of the illegal income will be imposed. If there is no illegal income or it is lower than RMB50,000, a penalty between RMB100,000 and RMB1,000,000 will be imposed. In the worst case scenario, the website may be forced to close.

Regulations relating to Information Security and Confidentiality of User Data

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Based on the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted by the Standing Committee of the National People’s Congress, any effort to undertake the following actions may result in criminal punishments in China:

· improperly enter into a computer or system of national strategic importance;

· disseminate politically disruptive information;

· leak government secrets;

· spread false commercial information; or

· infringe intellectual property rights.

The Ministry of Public Security has also promulgated measures that prohibit the use of the Internet in ways that, among other things, result in the leakage of government secrets or the spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and we may be subject to the jurisdiction of local security bureaus. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites.

The security and confidentiality of information on the identity of Internet users are also regulated in China. The Administrative Measures on Internet Information Service promulgated by the PRC State Council in September 2000 and revised in January 2011 require Internet content service providers to maintain an adequate system to protect the security of user information. In January 2006, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring Internet service providers to utilize standard technical measures for Internet security protection.

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, MIIT’s Regulations on Protection of Personal Information of Telecommunications and Internet Users, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Regulations relating to Trademarks

Both the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law, which are currently in effect, provide protection to the holders of registered trademarks and trade names. The PRC Trademark Office handles trademark registrations and grants a renewable term of ten years to registered trademarks. In addition, trademark license agreements must be filed with the PRC Trademark Office.

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Regulations relating to Employees

The principal PRC laws and regulations that govern employment include:

· the PRC Labor Law which became effective on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018; and

· the PRC Labor Contract Law which became effective on January 1, 2008, and its amendments which became effective on July 1, 2013.

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to an amount at least satisfying the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities, and serious violations may result in criminal liabilities.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Foreign Exchange Administration

The principal regulation governing foreign currency exchange in China is the Regulations of the PRC on Foreign Exchange Administration, as amended in August 2008. Under the Regulations of the PRC on Foreign Exchange Administration and other relevant PRC regulations and rules, the Renminbi is convertible into other currencies for the purpose of current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. The conversion of the Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account transactions, such as capital injections, loans, repatriation of investments and investments in securities outside China, requires the prior approval from, or registration with, SAFE or its local branches.

As an offshore holding company with PRC subsidiaries, we may (1) make additional capital contributions to our PRC subsidiaries, (2) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (3) make loans to our PRC subsidiaries or consolidated variable interest entities, or (4) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals.

Under SAFE Circular 19, which became effective on June 2015, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE Circular 19 prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. Violation of these circulars may result in severe penalties, including heavy fines. These circulars may limit our ability to transfer funds to our VIE and subsidiaries in China. On June 9, 2016, SAFE promulgated SAFE Circular 16 to further expand and strengthen such reform. Pursuant to SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditures under current accounts that are within its business scope or expenditures under capital accounts that are permitted by laws and regulations, with certain exceptions.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, as amended in May 2015 and October 2018, which substantially amends and simplifies the then current foreign exchange procedures. Under SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee account, no longer requires approval from SAFE. Reinvestment of Renminbi proceeds by foreign investors in China no longer requires approval from or verification by SAFE.

In May 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, as amended in October 2018, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its local branches for their direct investments in China. Banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and/or its branches.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 2015. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations on direct investment will be handled by banks instead of SAFE and its branches.

In January 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or SAFE Circular 3, which stipulates several capital control measures on the outbound remittance of profit from domestic entities to offshore entities, including: (1) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, original version of tax filing records and audited financial statements, and (2) domestic entities must hold income to account for previous years’ losses before remitting the profits.

Regulations relating to the Establishment of Offshore Special Vehicle by PRC Residents

Pursuant to SAFE Circular 37, which became effective on July 4, 2014, a PRC resident, including a PRC individual or a PRC company, shall register with the local SAFE branch before it contributes assets or its equity interests into an overseas special purpose vehicle established or controlled by the PRC resident for the purpose of investment and financing. When the overseas special purpose vehicle that fulfilled the initial registration formalities undergoes certain major changes, including but not limited to, the change in the PRC-resident shareholder of the overseas special purpose vehicle, name of the overseas special purpose vehicle, term of operation, or any increase or reduction of the registered capital of the overseas special purpose vehicle, share transfer or swap, and merger or division, the PRC resident shall timely register such change with the local SAFE branch.

We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments required by SAFE. However, we cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to make, obtain or amend any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries’ ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

According to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013, as amended in May 2015, the statutory limit on the amount of loans from an overseas shareholder to a foreign-invested enterprise is the difference between the total investment amount and the registered capital of the foreign-invested enterprise.

According to Circular 9 issued by the People’s Bank of China in January 2017, the maximum amount of foreign debts that an enterprise may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, and may not exceed two times of the net assets as indicated in such enterprise’s latest audited financial report. The risk-weighted balance of cross-border financing is calculated based on the enterprise’s outstanding amounts of cross-border debts in RMB and foreign currency, multiplied by risk conversion factors in accordance with their respective remaining terms, categories and currencies.

According to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the NDRC in September 2015, and the Guide on Enterprises’ Issuance of Foreign Debts issued by the NDRC on February 11, 2020, any loan we extend to our PRC subsidiaries or VIE that are domestic PRC entities with a term of more than one year must be filed with the NDRC or its local counterparts and must be registered with SAFE or its local branches.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with MOFCOM or its local counterpart is obtained.

C. Organizational Structure

We are a holding company that does not have any substantive operations. We primarily conduct our business and operations through our subsidiaries and VIE in China. For more information, see “—Our Contractual Arrangements.”

The following diagram illustrates our main corporate and operating structure as of the date of this annual report.

Our Contractual Arrangements

In order to comply with PRC regulatory requirements restricting foreign ownership of value-added telecommunications, and certain other businesses in China, we, through WFOE, which is our PRC subsidiary and a wholly foreign-owned enterprise, have entered into a series of contractual arrangements with (1) our VIE, and (2) the shareholders of the VIE, namely Mr. Vincent Tianquan Mo and Ms. Yu Huang, which enables us to:

· exercise effective control over our VIE;

· receive substantially all of the economic benefits of our VIE; and

· have exclusive options to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in WFOE and the contractual arrangements relating to the VIE, we are regarded as the primary beneficiary of the VIE, and we consolidate the financial results of the VIE in our combined and consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among WFOE, the VIE and shareholders of the VIE.

Agreements that Provide Us with Effective Control over the VIE

Equity Pledge Agreement. Pursuant to the equity pledge agreement, each shareholder of the VIE has pledged all of his or her equity interest in the VIE to guarantee the shareholder’s and the VIE’s performance of their obligations under the exclusive technical consultancy and services agreement in connection with the contractual arrangements. If the VIE or its shareholders breach their contractual obligations under this agreement, WFOE, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of the VIE in accordance with the law. Each shareholder of the VIE agrees that, during the term of the equity pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of WFOE. WFOE also has the right to collect dividends of the VIE from its shareholders. The equity pledge agreements remain effective for ten years commencing from June 11, 2018 and can be extended at the sole discretion of WFOE. We have registered the above equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law in July 2018. The pledge will remain binding until the VIE and its shareholders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of the VIE in good faith.

Shareholders’ Proxy Agreement. Under the shareholders’ proxy agreement, the shareholders of the VIE agreed to irrevocably entrust WFOE to exercise their rights as the registered shareholders of the VIE to attend shareholders’ meetings, cast votes on all matters of the VIE requiring shareholder approval. WFOE may assign part or all of these proxy rights to its designated employees. WFOE will be indemnified for any loss under this agreement. This agreement will also be binding upon successors of the parties or transferees of the parties’ equity interests. This agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors.

Agreements that Allows us to Receive Economic Benefits from the VIE

Exclusive Technical Consultancy and Services Agreement. Under the exclusive technical consultancy and services agreement between WFOE and the VIE, WFOE has the exclusive right to provide the VIE with technical services relating to its business. In exchange for these services, the VIE has agreed to make monthly payments to the service provider for such services at an amount determined by the time consumed, the seniority of employees of WFOE providing services to the VIE as well as amounts agreed by WFOE and the VIE for services provided overtime. Without WFOE’s prior written consent, the VIE agrees not to accept the same or any similar services provided by any third party. WFOE owns the intellectual property rights arising out of the performance of this agreement. The agreement has an original term of ten years commencing from June 11, 2018 which can be extended by WFOE at its sole discretion, or can be terminated by WFOE upon 30 days’ advance notice.

Operating Agreement. Under the operating agreement, WFOE has undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the VIE under its business contracts with third parties. In return, the VIE is required to pledge its accounts receivable and mortgage all of its assets as counter-security to WFOE. Each of the VIE and the nominee shareholders has agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the VIE without the prior written consent of WFOE. The agreement has an original term of ten years which can be extended prior to the expiration with written confirmation from WFOE, or can be terminated by WFOE upon 30 days’ advance notice.

Agreements that Provide Us with the Option to Purchase the Equity Interest in the VIE

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreements, as amended, each shareholder of the VIE has irrevocably granted us and WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in the VIE. The purchase price shall be the minimum price permitted under PRC law. Without prior written consent of us and WFOE, the VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), conduct mergers or acquisitions or make any investments, or distribute dividends to the shareholders. Each shareholder of the VIE has agreed that, without prior written consent of us and WFOE, he or she will not dispose his or her equity interests in the VIE or create or allow any encumbrance on their equity interests. Moreover, without prior written consent of us and WFOE, no dividend will be distributed to the VIE’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to us and WFOE or their designated person(s). The agreement has an original term of ten years commencing from June 11, 2018 which can be extended at the sole discretion of us and WFOE.

Loan Agreement. Pursuant to the loan agreement between WFOE and the shareholders of the VIE, WFOE made loans in an aggregate amount of RMB1.5 million to the shareholders of the VIE solely for making contributions to the business development of the VIE. Pursuant to the loan agreement, the shareholders of the VIE shall repay the loan by transfer of all his or her equity interest in the VIE to WFOE or its designated person(s). The shareholders of the VIE must pay all of the proceeds from sale of such equity interests to WFOE. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to operate the value-added telecommunication service business, and us and WFOE elect to exercise their exclusive equity purchase option. The loan agreement has an original term of 10 years commencing from June 11, 2018 which will be automatically extended until WFOE agrees and is permitted to directly hold the equity interest of the VIE under applicable laws of the PRC. The shareholders of the VIE shall not repay such loans in advance unless it is otherwise provided in this agreement.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

· the ownership structures of our VIE in China and WFOE that have entered into contractual arrangements with the VIE do not and will not result in any violation of PRC laws or regulations currently in effect; and

· the contractual arrangements among WFOE, the VIE and the shareholders of the VIE governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds that the agreements that establish the structure for operating our listing service business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D. Property, Plant and Equipment

See “—B. Business Overview—Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the combined and consolidated financial statements and related notes that appear in this annual report. In addition to historical combined and consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this annual report, particularly in the section titled “Item 3. Key Information—D. Risk Factors.”

A. Operating Results

Overview

We operate a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of December 31, 2019. Our services span across data services, analytics services, promotion services and listing services for China’s real estate markets. We serve a substantial base of real estate participants in China, including industry professionals and business communities, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. We currently focus more on the enormous market opportunity within China’s commercial property sector through our commercial property online marketing portals and mobile applications.

Our service platform, developed based on our CREIS, consists of various integrated data-driven information and analytics service modules that are subscription-based online solutions similar to SaaS. Our data are the foundation of our service offerings. As of December 31, 2019, the China Index Database encompassed detailed real estate information of over 2,100 cities, 1,000,000 plots of land, 330,000 residential property projects and 51,000 commercial property projects in China, which renders it among the top real estate related databases in China in terms of geographical coverage and volume of data points.

Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we also offer promotion services to China’s real estate participants. We disseminate influential industry reports on select key topics, and help our clients promote their brand names and development projects through an integrated suite of customized, omni-channel solutions consisting of promotion campaigns across various online channels and themed events.

As commercial property-related business requires a sophisticated level of expertise and industry experience, we believe that we are in a unique position to operate online marketing portals for China’s commercial property market and empower it with big data and innovative technologies. We are also exploring other commercial property-related services to capture the enormous market opportunity arising from the rapid development of China’s commercial property sector.

We have experienced stable growth in recent years. Our revenues increased by 25.7% from RMB335.0 million in 2017 to RMB421.0 million in 2018, and further increased by 37.7% to RMB579.7 million (US$83.3 million) in 2019. Information and analytics services accounted for 47.0%, 49.0% and 46.3%, respectively, of our revenues in 2017, 2018 and 2019. Marketplace services accounted for 53.0%, 51.0% and 53.7%, respectively, our revenues in 2017, 2018 and 2019. Our net income increased by 29.0% from RMB128.2 million in 2017 to RMB165.4 million in 2018, and further increased by 48.4% to RMB245.5 million (US$35.4 million) in 2019.

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

We operate in China’s real estate industry, especially China’s commercial property market going forward, and our results of operations and financial conditions have been, and are expected to continue to be, significantly affected by the following general factors driving this industry.

Growth in China’s real estate industry.  China’s real estate industry has experienced rapid growth marked by periods of volatility and price fluctuations in recent years. With the considerable development of China’s real estate industry, we believe demand for real estate information, analytics and marketing services will continue to increase. In particular, driven by the continuous economic growth and urbanization in China in recent years, the focus of real estate investors and developers is gradually shifting towards the commercial property market, which presents significant growth potential as we continue to expand our commercial property-related services.

Governmental policies affecting China’s real estate industry. The PRC government exercises considerable direct and indirect influence over the real estate industry through its policies and other economic measures. The imposition of new policies, laws and regulations, or changes in current polices, laws and regulations, could have a material impact on the real estate market in China, which in turn would affect our business, financial condition and results of operations.

Unfavorable changes in any of these general industry conditions could negatively affect the demand for our services and products and materially and adversely affect our business, financial condition and results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting China’s real estate industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Our Services and Products

Our business and results of operations depend substantially on our ability to maintain and enhance our existing services and products and introduce new services and products that meet the evolving needs of real estate participants in China. The attractiveness of our information and analytics services depends on our ability to expand our data sources and coverage while maintaining our data quality and provide more advanced analytical tools. As we are developing a suite of commercial property-related services and products, our future performance will also depend on the market acceptance of these new services and products.

Our Operational Efficiency

We commenced our business as a data-driven platform providing information and analytics services and have developed the promotion services leveraging our proprietary database. We will continue to expand our service offerings targeting the fast-developing commercial property market in China. As we scale up our database and promotion services and expand our commercial property-related services, our ability to enhance our overall operational efficiency by cross-promoting our services, sharing our talents and technologies across business lines and standardizing our operational procedures will be critical in controlling our cost of revenues and improving our gross margin. Our ability to streamline our corporate functions and improve our administrative efficiency will also contribute to a slower growth rate in our operating expenses. Our ability to enhance operational synergies will enable us to establish an extensive network of clients, which is critical to our ability to expand the variety of services we offer and solidify our market leadership.

Our Ability to Compete Effectively

Our competition may intensify. Our competitors may have greater name recognition, larger client bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Although the barriers to entry are relatively high, new entrants may continue to emerge and rapidly scale up their operations leveraging the fast technological advancement. To compete effectively, we may need to incur substantial expenses in our efforts to develop and introduce new features, functions or services, as well as to attract and retain talents in the future by offering higher compensation and other benefits.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our Hong Kong subsidiaries are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Hong Kong does not impose a withholding tax on remittance of dividends. No Hong Kong profit tax has been levied as we did not have assessable profit that was derived from or earned in Hong Kong in 2017, 2018 and 2019.

China

Generally, our subsidiaries and VIE in China are subject to enterprise income tax on their taxable income at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Beijing Zhong Zhi Shi Zheng, a PRC subsidiary, obtained the High and New Technology Enterprise certificate in November 2015 and renewed it in September 2018, entitling it to a preferential enterprise income tax rate of 15% from 2015 to 2020.

Xinjiang Zhong Zhi Data Information Technology Co., Ltd., a PRC subsidiary, was entitled to a tax holiday for five years starting from 2017.

Xinjiang Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., a PRC subsidiary, was entitled to a tax holiday for five years starting from the year when it generates revenues. As of December 31, 2019, it had not generated any revenues.

Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd., a PRC subsidiary, was entitled to a reduced enterprise income tax rate of 12.5% for 2017. In September 2018, Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd. obtained the High and New Technology Enterprise certificate, entitling it to a preferential enterprise income tax rate of 15% from 2018 to 2020.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined and consolidated financial statements.

We prepare our combined and consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and other disclosures included in this annual report. When reviewing our combined and consolidated financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

Prior to January 1, 2018, revenue recognition for multiple-element arrangements requires judgment to determine if multiple elements exist, whether elements can be accounted for as separate units of accounting, and if so, the fair value for each of the elements. We enter into arrangements that can include various combinations of data services, analytics services, promotion services and listing services. Where elements are delivered over different periods of time, and when allowed under U.S. GAAP, revenue is allocated to the respective elements based on their relative selling prices at the inception of the arrangement, and revenue is recognized as each element is delivered. We use a hierarchy to determine the fair value to be used for allocating revenue to elements: (1) vendor-specific objective evidence of fair value, or VSOE, (2) third-party evidence, and (3) best estimate of selling price, or ESP. Generally, VSOE is the price charged when the deliverable is sold separately or the price established by management for a product that is not yet sold if it is probable that the price will not change before introduction into the marketplace. ESPs are established as best estimates of what the selling prices would be if the deliverables were sold regularly on a stand-alone basis. The process of determining ESPs requires our judgment and consideration of multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable.

We adopted the new revenue recognition standards, or ASC 606, effective January 1, 2018 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Judgment is required to determine the stand-alone selling price, or the SSP, for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs. In making these judgments, we analyze various factors, including our pricing methodology and overall market and economic conditions.

The adoption of ASC 606 did not impact our retained earnings as of January 1, 2018. Our revenues are presented net of value-added tax collected on behalf of governments starting from January 1, 2018. Prior to January 1, 2018, value-added tax collected on behalf of governments was presented as gross in both revenues and cost of revenues. We have elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e., sales commissions, with amortization periods of one year or less to be recorded in selling and marketing expenses when incurred.

Allocation of Corporate Expenses

Fang historically performed centralized functions on behalf of us prior to our separation from Fang in June 2019. The allocation of expenses requires judgment to determine a reasonable allocation methodology to be used to appropriately reflect the historical Fang’s expenses attributable to us.

Expense allocation primarily relates to centralized functions, including finance, accounting, treasury, tax, legal, internal audit and human resources functions. In addition, expense allocations include, among other costs, IT maintenance and professional fees. The allocations of expenses were based on the number of our staff relative to Fang’s total number of staff, or our revenues relative to Fang’s total revenues, where appropriate. We believe the methodology used to allocate a particular shared cost provides the best reflection of the activity and cost in the historical periods.

Leases

We lease our offices primarily from Fang. Our lease agreements with Fang do not provide information on how to determine the implicit interest rate in the agreements. This requires us to make significant judgments in determining the incremental borrowing rate to be used in calculating operating lease liabilities as of the adoption date. We estimate the incremental borrowing rate primarily by reference to the risk-free interest rate of China, our credit rating and lease term.

Recent Accounting Policies

In August 2018, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2018-13, or ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (1) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (2) adding certain quantitative disclosures, including (i) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (ii) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (3) removing certain fair value measurement disclosure requirements, including (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) the policy for timing of transfers between levels of the fair value hierarchy and (iii) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. We are permitted to early adopt any removed or modified disclosure and delay adoption of the additional disclosures until their effective date. We are currently evaluating the impact of the disclosure requirements of ASU 2018-13 on our combined and consolidated financial statements and does not expect the impact to be material.

In June 2016, the FASB issued ASU No. 2016-13, or ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASU 2016-13 is effective for public companies for fiscal years and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years and interim periods within those years beginning after December 15, 2022. As we are an “emerging growth company” and elect to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-13 will be applied for the fiscal year ending December 31, 2023. We are currently evaluating the impact of adopting this standard on our combined and consolidated financial statements.

Key Components of Our Results of Operations

Revenues

We generate most of our revenues from information and analytics services and marketplace services. The following table sets forth a breakdown of our revenues for the periods indicated.

	Year ended December 31,
	2017		2018 (1)		2019 (1)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Information and analytics services	157,358	47.0	206,201	49.0	268,548	38,575	46.3
Data services	91,829	27.4	125,147	29.7	138,643	19,915	23.9
Analytics services	65,529	19.6	81,054	19.3	129,905	18,660	22.4
Marketplace services	177,679	53.0	214,823	51.0	311,102	44,687	53.7
Promotion services	168,024	50.1	189,718	45.0	244,154	35,071	42.2
Listing services	9,655	2.9	25,105	6.0	66,948	9,616	11.5
Total	335,037	100.0	421,024	100.0	579,650	83,262	100.0

Note:

(1)                                 We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606 on our revenues, see “—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers.”

Information and Analytics Services

Our revenues from information and analytics services include revenues from data services and analytics services.

Data services. Our proprietary data service platform, including the China Index Database and a number of integrated analytical modules based on our proprietary database, such as China Index Appraisal, China Index Rating and China Index Land, allows our data services subscribers to track, understand and analyze the real estate industry and real estate information in China, in exchange for a fixed monthly fee. Revenues from data services are recognized on a straight-line basis over the subscription period.

Analytics services. We also generate fees from producing customized industry research reports, data monitoring and survey services provided through our China Index Analytics modules to our clients.

Marketplace Services

Promotion services. Leveraging our comprehensive information access and robust data analytics capabilities as well as our leadership in the market, we offer promotion services to China’s real estate participants. We disseminate influential industry reports on select key topics and help our clients promote their brand names and development projects through an integrated suite of customized, omni-channel solutions consisting of promotion campaigns across various online channels and themed events. Revenues of promotion services are recognized on a straight-line basis over the service period, which is typically one year.

Listing services. Listing services comprise of commercial property listing services and agent services in respect of commercial properties. Commercial property listing services allow our clients to post listings of commercial properties, access comprehensive leads lists and utilize advanced marketing and search tools for a specified period of time, which typically range from one to three months, in exchange for a fixed fee. We also act as an agent on behalf of Fang on listing services in respect of commercial properties.

Cost of Revenues

The following table sets forth the components of our cost of revenues by nature, both in absolute amount and as a percentage of our revenues, for the periods indicated.

	Year ended December 31,
	2017		2018 (1)		2019 (1)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	36,438	10.9	43,702	10.4	56,881	8,170	9.8
Campaign costs	11,279	3.4	13,018	3.1	19,500	2,801	3.4
Office and rental expenses	9,224	2.8	8,805	2.1	11,008	1,581	1.9
Value-added taxes and surcharges	18,889	5.6	4,005	1.0	3,708	533	0.6
Others	7,288	2.2	18,203	4.2	19,395	2,786	3.3
Total	83,118	24.9	87,733	20.8	110,492	15,871	19.0

Note:

(1)                                 We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606 on our revenues, see “—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers.”

Our cost of revenues mainly consists of staff costs, campaign costs and office and rental expenses. Prior to January 1, 2018, value added taxes were also included in cost of revenues. Campaign costs are primarily the fees we paid for rental of conference venues and brochures printing. Other costs include traveling expenses, technology service fees and others. We expect that our cost of revenues will increase as we continue to expand our services and our client base over time.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods indicated.

	Year ended December 31,
	2017		2018 (1)		2019 (1)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses	60,469	18.0	77,731	18.5	99,020	14,223	17.1
General and administrative expenses	47,252	14.1	66,993	15.9	82,615	11,868	14.2
Total	107,721	32.1	144,724	34.4	181,635	26,091	31.3

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and benefits for, and incentive payments to, our sales and marketing personnel as well as other related expenses associated with sales and marketing. We expect our selling and marketing expenses to increase as we plan to engage in more selling and marketing activities to enhance our existing service offerings, broaden our client base as well as expand our commercial property-related services.

General and Administrative Expenses. Our general and administrative expenses consist primarily of salaries and benefits for our administrative staff and research and development personnel, rental expenses, and other related expenses. We expect our general and administrative expenses to increase due to the anticipated growth of our business, increased investment in technology innovation and costs related to operating as a public company and complying with our reporting obligations under the U.S. securities laws.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations both in absolute amount and as a percentage of our revenues for the periods indicated.

	Year Ended December 31,
	2017		2018 (1)		2019 (1)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues (including revenues from related parties of RMB4,131, RMB4,543 and RMB43,678 (US$6,274) for the years ended December 31, 2017, 2018 and 2019, respectively)	335,037	100.0	421,024	100.0	579,650	83,262	100.0
Information and analytics services	157,358	47.0	206,201	49.0	268,548	38,575	46.3
Marketplace services	177,679	53.0	214,823	51.0	311,102	44,687	53.7
Cost of revenues (including cost of revenues resulting from transactions with related parties of RMB11,844, RMB9,504 and RMB11,082 (US$1,592) for the years ended December 31, 2017, 2018 and 2019, respectively)	(83,118)	(24.9)	(87,733)	(20.8)	(110,492)	(15,871)	(19.0)
Gross profit	251,919	75.1	333,291	79.2	469,158	67,391	81.0
Operating expenses
Selling and marketing expenses (including selling and marketing expenses resulting from transactions with related parties of RMB5,306, RMB4,320 and RMB4,761 (US$684) for the years ended December 31, 2017, 2018 and 2019, respectively)	(60,469)	(18.0)	(77,731)	(18.5)	(99,020)	(14,223)	(17.1)
General and administrative expenses (including general and administrative expenses resulting from transactions with related parties of RMB9,158, RMB10,524 and RMB9,383 (US$1,348) for the years ended December 31, 2017, 2018 and 2019, respectively) (2)	(47,252)	(14.1)	(66,993)	(15.9)	(82,615)	(11,868)	(14.2)
Operating income	144,198	43.0	188,567	44.8	287,523	41,300	49.7
Interest income	1,828	0.5	664	0.1	2,200	316	0.4
Change in fair value of the warrants	—	—	—	—	(1,152)	(165)	(0.2)
Gains on sale of short-term investments	2,129	0.6	4,842	1.2	714	103	0.1
Government grants	868	0.3	1,395	0.3	903	130	0.2
Income before income tax expenses	149,023	44.4	195,468	46.4	290,188	41,684	50.4
Income tax expenses	(20,870)	(6.2)	(30,048)	(7.1)	(44,737)	(6,426)	(7.7)
Net income	128,153	38.2	165,420	39.3	245,451	35,258	42.7

Notes:

(1)                                 We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis. For the impact of adopting ASC 606 on our revenues, see “—Critical Accounting Policies, Judgments and Estimates—Adoption of ASC 606, Revenue from Contracts with Customers.”

(2)                                 We have reclassified research and development expenses into general and administrative expenses in the presentation of our combined and consolidated statements of operations data.

Year Ended December31, 2019 Compared to Year Ended December31, 2018

Revenues. Our revenues, consisting of those generated from information and analytics services and marketplace services, increased by 37.7% from RMB421.0 million in 2018 to RMB579.7 million (US$83.3 million) in 2019.

Information and Analytics Services

· Data services. Our revenues from data services increased by 10.8% from RMB125.1 million in 2018 to RMB138.6 million (US$19.9 million) in 2019, primarily due to (1) the continued increase in the number of clients that subscribed to our database, and (2) the increase in the average selling price due to the upgrading of our services.

· Analytics services. Our revenues from analytics services increased by 60.2% from RMB81.1 million in 2018 to RMB129.9 million (US$18.7 million) in 2019, primarily due to the continued increase in the number of clients, including certain of our related parties, that purchased our analytics services along with our business growth.

Marketplace Services

· Promotion services. Our revenues from promotion services increased by 28.8% from RMB189.7 million in 2018 to RMB244.3 million (US$35.1 million) in 2019, primarily driven by (1) the continued increase in the number of clients that purchased our promotion services, and (2) the increase in our promotion service fees.

· Listing services. Our revenues from listing services increased significantly from RMB25.1 million in 2018 to RMB66.9 million (US$9.6 million) in 2019, primarily driven by our continued focus on developing commercial property listing-related business and the increase in the number of clients, including certain of our related parties, for our listing services.

Cost of revenues. Our cost of revenues increased by 26.0% from RMB87.7 million in 2018 to RMB110.5 million (US$15.9 million) in 2019 primarily due to (1) an increase of RMB13.2 million (US$1.9 million) in salaries and benefits paid to our employees as a result of increases in headcounts and average compensation level, (2) an increase of RMB6.5 million (US$0.9 million) in campaign costs along with our business growth, and (3) an increase of RMB2.2 million (US$0.3 million) in office and rental expenses.

Gross profit. As a result of the foregoing, our gross profit increased by 40.8% from RMB333.3 million in 2018 to RMB469.2 million (US$67.4 million) in 2019. Our gross margin was 79.2% and 81.0% in 2018 and 2019, respectively.

Operating expenses. Our total operating expenses increased by 25.5% from RMB144.7 million in 2018 to RMB181.6 million (US$26.1 million) in 2019, primarily due to primarily due to the increase in headcounts in line with our business growth and the increase in our average compensation level in order to retain and attract talents.

· Selling and marketing expenses. Our selling and marketing expenses increased by 27.4% from RMB77.7 million in 2018 to RMB99.0 million (US$14.2 million) in 2019, primarily due to an increase of RMB17.2 million (US$2.5 million) in salaries and benefits paid to our sales and marketing personnel as a result of increases in headcounts and average compensation level.

· General and administrative expenses. Our general and administrative expenses increased by 23.3% from to RMB67.0 million in 2018 to RMB82.6 million (US$11.9 million) in 2019, primarily due to (1) an increase of RMB22.1 million (US$3.2 million) in salaries and benefits paid to our administrative staff and research and development personnel as a result of increases in headcounts and average compensation level, and (2) an increase of RMB4.8 million (US$0.7 million) in bad debts associated with our increased accounts receivable along with our business growth, partially offset by a decrease of RMB13.1 million (US$1.9 million) in professional fees and expenses incurred in connection with the separation as most of such fees and expenses were incurred in 2018.

Income tax expenses. We had an income tax expenses of RMB30.0 million in 2018 and RMB44.7 million (US$6.4 million) in 2019. The effective income tax rate was 15.4% and 15.4% for 2018 and 2019, respectively, which was lower than the statutory enterprise income tax rate, primarily due to the effect of the preferential tax rates and tax holiday, and the research and development expenses bonus deduction, partially offset by effect of the unrecognized tax benefits and non-deductible share-based compensation expense.

Net income. As a result of the foregoing, our net income increased by 48.4% from RMB165.4 million in 2018 to RMB245.5 million (US$35.4 million) in 2019.

Year Ended December31, 2018 Compared to Year Ended December31, 2017

Revenues. Our revenues, consisting of those generated from information and analytics services and marketplace services, increased by 25.7% from RMB335.0 million in 2017 to RMB421.0 million in 2018. Our revenues would have increased by 33.2% from RMB335.0 million in 2017 to RMB446.3 million in 2018, but for the adoption of ASC 606 since January 1, 2018.

Information and Analytics Services

· Data services. Our revenues from data services increased by 36.3% from RMB91.8 million in 2017 to RMB125.1 million in 2018, primarily due to (1) an over 20% increase in the number of clients that subscribed to our database, and (2) the increase in the average selling price due to the upgrading of our services. Our revenues from data services would have increased by 44.6% from RMB91.8 million in 2017 to RMB132.7 million in 2018, but for the adoption of ASC 606 since January 1, 2018.

· Analytics services. Our revenues from analytics services increased by 23.8% from RMB65.5 million in 2017 to RMB81.1 million in 2018, primarily due to an over 30% increase in the number of clients that purchased our analytics services. Our revenues from analytics services would have increased by 31.1% from RMB65.5 million in 2017 to RMB85.9 million in 2018, but for the adoption of ASC 606 since January 1, 2018.

Marketplace Services

· Promotion services. Our revenues from promotion services increased by 12.9% from RMB168.0 million in 2017 to RMB189.7 million in 2018, primarily driven by (1) the increase in the number of clients that purchased our promotion services, and (2) the increase in our promotion service fees. Our revenues from promotion services would have increased by 19.7% from RMB168.0 million in 2017 to RMB201.1 million in 2018, but for the adoption of ASC 606 since January 1, 2018.

· Listing services. Our revenues from listing services increased significantly from RMB9.7 million in 2017 to RMB25.1 million in 2018, as we gradually increased our focus on developing commercial property listing-related business. Our revenues from listing services would have increased significantly from RMB9.7 million in 2017 to RMB26.6 million in 2018, but for the adoption of ASC 606 since January 1, 2018.

Cost of revenues. Our cost of revenues increased by 5.5% from RMB83.1 million in 2017 to RMB87.7 million in 2018 primarily due to (1) an increase of RMB7.3 million in salaries and benefits paid to our employees due to the increases in average compensation level, (2) an increase of RMB1.7 million in campaign cost in line with the increase of our revenues, and (3) an increase of RMB3.4 million in traveling expenses consistent with the growth of our business, partially offset by a decrease of RMB14.9 million in value-added tax as the result of the adoption of ASC 606 since January 1, 2018. Our cost of revenues would have increased by 36.0% from RMB83.1 million in 2017 to RMB113.0 million in 2018, but for the adoption of ASC 606 since January 1, 2018.

Gross profit. As a result of the foregoing, our gross profit increased by 32.3% from RMB251.9 million in 2017 to RMB333.3 million in 2018. Our gross margin was 75.1% and 79.2% in 2017 and 2018, respectively. Our gross margin would have been 74.7% in 2018, but for the adoption of ASC 606 since January 1, 2018.

Operating expenses. Our total operating expenses increased by 34.4% from RMB107.7 million in 2017 to RMB144.7 million in 2018, primarily due to the increase in our average compensation level in order to retain and attract talents.

· Selling and marketing expenses. Our selling and marketing expenses increased by 28.4% from RMB60.5 million in 2017 to RMB77.7 million in 2018, primarily due to an increase of RMB11.5 million in salaries and benefits paid to our sales and marketing personnel as a result of the increases in average compensation level.

· General and administrative expenses. Our general and administrative expenses increased by 41.9% from RMB47.2 million in 2017 to RMB67.0 million in 2018, primarily due to (1) an increase of RMB13.9 million in salaries and benefits paid to our administrative staff and research and development personnel, and (2) an increase of RMB12.1 million in fees and expenses incurred by professional advisors in connection with the separation, partially offset by (1) a decrease of RMB2.0 million in traveling expenses as the initial research-related expenses on our China Index Land were incurred in 2017 and the need for traveling decreased in 2018 after our China Index Land was launched earlier this year, and (2) a decrease of RMB2.1 million in rental expenses.

Income tax expenses. We had an income tax expenses of RMB20.9 million in 2017 and RMB30.0 million in 2018. The effective income tax rate was 14.0% and 15.4% for 2017 and 2018, respectively, which was lower than the statutory enterprise income tax rate, primarily due to the effect of the preferential tax rates and tax holiday, and the research and development expenses bonus deduction, partially offset by effect of the unrecognized tax benefits and non-deductible share-based compensation expense.

Net income. As a result of the foregoing, our net income increased by 29.0% from RMB128.2 million in 2017 to RMB165.4 million in 2018.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been capital contribution from Fang prior to our separation from Fang and cash generated from operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2017, 2018 and 2019, our cash and cash equivalents were RMB231.2 million, RMB164.2 million and RMB214.1 million (US$30.8 million), respectively.

We believe that our current cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—Your percentage of ownership in our company may be diluted in the future. Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.”

Fang issued convertible notes to certain institutional investors in 2015. These convertible notes bear an interest rate of 1.5% per annum until due in 2022 (the “2022 Notes”). The holders have the right, from time to time, to convert all or any portion of the convertible notes into Fang Class A ordinary shares at an initial conversion rate of 27.9086 Fang Class A ordinary shares per US$1,000 principal amount, subject to adjustment under the terms of the convertible notes. In connection with our separation from Fang, taking into consideration of the outstanding aggregate principal amount of US$250 million at that time, we issued a warrant to each of the holders of such convertible notes, which entitles them to purchase for nominal consideration up to 6,977,150 Class A ordinary shares in the aggregate. In the event that holders subsequently decide not to convert the convertible notes, and instead, demand payment of principal and accrued interest upon maturity of the convertible notes, the warrant will be canceled and the right to purchase our Class A ordinary shares will be forfeited. In addition, we have also provided a guarantee for the benefit of the holders, under which we will be liable to the payment obligations under the convertible notes in the event that Fang fails to discharge its primary payment obligations under the 2022 Notes or certain circumstances relating to our company, including, among others, change-in-control transactions or certain fundamental changes to our share capital. In October 2019 and December 2019, Fang repurchased from certain holders of the 2022 Notes in an aggregate principal amount of US$82.94 million for a total consideration of US$83.78 million. As of the date of this annual report, an aggregate principal amount of US$167.06 million of the 2022 Notes remain outstanding.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	192,112	202,519	334,039	47,982
Net cash provided by (used in) investing activities	120	4,803	(124,348)	(17,861)
Net cash used in financing activities	(332,936)	(274,385)	(160,194)	(23,010)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(91)	77	377	55
Net (decrease) increase in cash and cash equivalents	(140,795)	(66,986)	49,874	7,164
Cash and cash equivalents as of the beginning of the year	371,983	231,188	164,202	23,586
Cash and cash equivalents as of the end of the year	231,188	164,202	214,076	30,750

Operating Activities

Net cash provided by operating activities was RMB334.0 million (US$48.2 million) in 2019, primarily due to net income of RMB245.5 million (US$35.3 million), adjusted for (1) share-based compensation expense of RMB8.2 million (US$1.2 million), (2) reduction in the carry amount of right-of-use assets of RMB5.0 million (US$0.7 million), (3) allowance for doubtful accounts of RMB4.8 million (US$0.7 million), (4) change in fair value of the warrants of RMB1.2 million (US$0.2 million), and (5) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB60.3 million (US$8.7 million) in deferred revenues due to cash received in advance from clients, and (2) an increase of RMB22.9 million (US$3.3 million) in other non-current liabilities due to unrecognized tax benefits, and (3) an increase of RMB8.9 million (US$1.3 million) in income tax payable, partially offset by (1) a decrease of RMB14.9 million (US$2.1 million) in long-term lease liabilities primarily due to our cash payments related to operating lease liabilities, and (2) an increase of RMB13.6 million (US$1.9 million) in accounts receivable.

Net cash provided by operating activities was RMB202.5 million in 2018, primarily due to net income of RMB165.4 million, adjusted for (1) share-based compensation expense of RMB6.8 million, (2) gains on sale of short-term investments of RMB4.8 million, (3) depreciation of property and equipment of RMB1.2 million, and (4) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB20.3 million in accrued expenses and other liabilities due to the increase of unpaid payroll and employee benefits and tax payable, (2) an increase of RMB15.5 million in other non-current liabilities due to unrecognized tax benefits, (3) an increase of RMB13.6 million in deferred revenues due to cash received in advance from clients, partially offset by (1) a decrease of RMB8.1 million in income tax payable, and (2) an increase of RMB7.2 million in accounts receivable.

Net cash provided by operating activities was RMB192.1 million in 2017, primarily due to net income of RMB128.2 million, adjusted for (1) share-based compensation expense of RMB6.3 million, (2) gains on sale of short-term investments of RMB2.1 million, (3) depreciation of property and equipment of RMB0.7 million, and (4) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB38.7 million in deferred revenues due to cash received in advance from clients, (2) an increase of RMB13.0 million in accrued expenses and other liabilities due to the increase of accrued payroll and employee benefits, and (3) an increase of RMB7.2 million in income tax payable, partially offset by an increase of RMB2.3 million in accounts receivable.

Investing Activities

Net cash used in investing activities was RMB124.4 million (US$17.8 million) in 2019, primarily due to purchase of short-term investments of RMB340.0 million (US$48.8 million) in wealth management products, partially offset by proceeds from sales of short-term investments of RMB215.7 million (US$31.0 million) in wealth management products.

Net cash provided by investing activities was RMB4.8 million in 2018, primarily due to proceeds from sales of short-term investments of RMB1,304.8 million in wealth management products, partially offset by purchase of short-term investments of RMB1,300.0 million in wealth management products.

Net cash provided by investing activities was RMB0.1 million in 2017, primarily due to (1) proceeds from sales of short-term investments of RMB502.1 million in wealth management products, (2) proceeds from disposal of property and equipment of RMB0.1 million, partially offset by (1) purchase of short-term investments of RMB500.0 million in wealth management products, and (2) purchase of property and equipment of RMB2.1 million.

Financing Activities

Net cash used in financing activities was RMB160.2 million (US$23.0 million) in 2019, primarily due to net transfers of RMB160.2 million (US$23.0 million) to Fang, which occurred prior to our separation from Fang.

Net cash used in financing activities was RMB274.4 million in 2018, primarily due to (1) net transfers of RMB270.6 million to Fang, and (2) repayment of cash advance from related parties of RMB3.8 million.

Net cash used in financing activities was RMB332.9 million in 2017, primarily due to net transfers of RMB336.8 million to Fang, partially offset by cash advance from related parties of RMB3.8 million.

Capital Expenditures

Our capital expenditures were RMB2.1 million, RMB64,757 and RMB62,227 (US$8,938), in 2017, 2018 and 2019, respectively. Our capital expenditures were mainly used for purchases of electronic equipment relating to the operation of our database, office furniture and leasehold improvement for our office facilities. We will continue to make capital expenditures to meet the expected growth of our business.

Inflation

In recent years, China has not experienced significant inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in recent years, we may be affected if China experiences higher rates of inflation in the future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries and VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and cash payments from our VIE in China. If our existing PRC subsidiaries or VIE or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us. In addition, our wholly foreign-owned subsidiary in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and VIE in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE in China may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

The COVID-19 has resulted in quarantines, travel restrictions, and temporary closure of facilities in China and many other countries since early 2020. Consequently, the COVID-19 outbreak may materially adversely affect our business, results of operations and financial condition for the current fiscal year and beyond, including but not limited to business disturbances, slowdown in revenue growth and delayed collection of accounts receivables from our customers. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of business disturbances and related financial impact cannot be reasonably estimated at this time. See “Item 3. Key Information— D. Risk Factors” of this annual report.

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year of 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet  financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
Operating leases	49,052	7,046	—	10,947	15,242	22,863

Our contractual obligations as of December 31, 2019 also included (1) additional income taxes payable of RMB38,383 (US$5,513) in the event that a tax position is ultimately disallowed by relevant tax authorities, and (2) the warrants we issued to holders of the 2022 Notes in the amount of RMB1,374 (US$197). We have also provided a guarantee for the benefit of the holders of the 2022 Notes, under which we will be liable to the payment obligations under the convertible notes in the event that Fang fails to discharge its primary payment obligations under the 2022 Notes or certain circumstances relating to our company, including, among others, change-in-control transactions or certain fundamental changes to our share capital. See “—B. Liquidity and Capital Resources”

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G. Safe Harbor

See “Forward-looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Vincent Tianquan Mo	56	Chairman of the board of director
Yu Huang	53	Director, chief executive officer and president
Jie Jiao	40	Independent director
Robert Ciemniak	45	Independent director
Jeff Xuesong Leng	51	Independent director
Lili Chen	31	Financial controller
Can Xie	36	Chief technology officer
Haifeng Ge	40	Vice president
Yong Wang	50	Vice president

Vincent Tianquan Mo is the founder and chairman of China Index Holdings Limited (NASDAQ: CIH) since 2007. Mr. Mo also serves as the chairman of the board of directors of Fang Holdings Limited (NYSE: SFUN) and a director of the board of directors of Hopefluent Group Holdings Limited (0733.HK). Prior to founding Fang Holdings Limited and China Index Holdings Limited, Mr. Mo served as an Executive Vice President at Asia Development and Finance Corporation from 1996 to 1998, a General Manager for Asia at Teleres, a venture of Dow Jones & Co., and AEGON US which provides online commercial real estate information services from 1994 to 1996. Mr. Mo holds a Bachelor’s degree in Engineering from South China University of Technology, a Master’s degree of Science degree in Business Administration from Tsinghua University and a Master of Arts degree and Ph.D candidate in Economics from Indianan University.

Yu Huang has served as our chief executive officer and president since January 2019, responsible for overall management of our company, and has served as our director since May 30, 2019. Prior to joining our company in 2000, Ms. Huang served as a senior investment consultant at Weiningxie Company Limited (China) from 1998 to 2000. She served as the manager in the engineering contract and budget department at H.K.I. Company Limited, a subsidiary of HKI Group, from 1996 to 1998. She served as a project manager at Beijing Uni.-Construction Group Company Limited from 1990 to 1996. Ms. Huang holds a bachelor’s degree in engineering from North China University of Technology, a master’s degree in business administration from Beijing Jiaotong University (formerly Northern Jiaotong University) and a PhD degree in management from Huazhong University of Science and Technology. Ms. Huang is currently pursuing her EMBA degree in PBC School of Finance, Tsinghua University.

Jie Jiao has served as our independent director since May 30, 2019. Ms. Jiao has served as the chief financial officer of Play for Dream Inc. since June 2019, and as the independent non-executive director of China Sunshine Paper Holdings Company (2002.HK) and TradeGo FinTech Limited (8017.HK), both of which are Hong Kong-listed companies, since January 2014 and September 2018, respectively. Prior to joining us, Ms. Jiao served as the chief financial officer at iClick Interactive Asia Group Limited (ICLK.NASDAQ), a NASDAQ-listed company, from June 2014 to December 2018. She was the vice chief executive officer at ArtGo Holdings Limited (3313.HK), a Hong Kong-listed company, mainly in charge of their initial public offerings, compliance after the initial public offerings and investor relationship from March 2012 to May 2014. Ms. Jiao served as the general counsel of and head of the investor relationship department of Fang from April 2010 to March 2012. Ms. Jiao also served as the board secretary and vice chief executive officer of China Sunshine Paper Holdings Company Limited (2002.HK), a Hong Kong-listed company, from April 2007 to March 2010. She was a senior counsel at Jingtian & Gongcheng from 2004 to 2007. Ms. Jiao received her bachelor degree of law and bachelor degree of economics from Peking University, and her master degree of law in Oxford University. Ms. Jiao is a Chartered Financial Analyst and has obtained her PRC Legal Profession Qualification Certificate.

Robert Ciemniak has served as our independent director since May 30, 2019. Mr. Ciemniak has served as the chief executive officer of Robotic Online Intelligence Limited since February 2017 and as the chief executive officer of Real Estate Foresight Limited since February 2012. Both Real Estate Foresight Limited and Robotic Online Intelligence Limited were set up via Rheticus Ventures Limited founded by Mr. Ciemniak in January 2012. Mr.  Ciemniak served in various positions, including global head of Real Estate Market, and earlier as head of Corporate Foresight in Group Strategy at Thomson Reuters Corporation, a company listed on the NYSE, from October 1998 to December 2011. Mr. Ciemniak received his master degree of management and marketing from Warsaw School of Economics and his dual MBA degree from London Business School and Columbia Business School.

Jeff Xuesong Leng has served as our independent director since May 30, 2019. Mr. Leng is the founder of Lupin Capital, a China-focused private equity fund and has served as a non-executive director of MEITUAN DIANPING (3690.HK) since September 2018. Prior to founding Lupin Capital, Mr. Leng served as a managing director of General Atlantic LLC from September 2007 to December 2014. He joined Warburg Pincus Asia LLC in September 1999 as an associate and served as a managing director when he left in August 2007. Mr. Leng also served as a non-executive director of China Huiyuan Juice Group Limited (1886.HK) from September 2006 to August 2007, a non-executive director of Zhongsheng Group Holdings Limited (881.HK) from August 2008 to June 2015, a non-executive director of Wuxi Pharmatech (Cayman) Inc. (previously listed as WX.NYSE) from March 2008 to December 2015 and a non-executive director of Fang from October 2010 to December 2014.

Lili Chen has served as our financial controller since January 2018, in charge of financial affairs of our company. Ms. Chen served as the director of the Beijing financial management center of Fang from 2017 to 2018, a senior financial manager at Fang from 2015 to 2016, and as a financial manager at Fang from 2014 to 2015. She served as a financial assistant at Melbourne Masolino Supermarket from 2012 to 2013. Ms. Chen holds a bachelor’s degree and a master’s degree in finance from La Trobe University at Melbourne, Australia.

Can Xie has served as our chief technology officer since May 2019. Mr. Xie has also served as the chief technology officer of our subsidiary, Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd., since January 2019. Since joining our company in January 2008, he has served various positions in our subsidiaries. From August 2015 to January 2019, he served as the technology director at Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd. From January 2008 to August 2015, Mr. Xie served as a software engineer and then the vice technology director at our WFOE. Mr. Xie holds a bachelor’s degree in computer science from the PLA Information Engineering University.

Haifeng Ge has served as our vice president since May 2019. Mr. Ge has also served as the vice president and the general manager of the Big-data Center (formerly known as index research center) of our WFOE since March 2013. He served as the vice general manager of the Data R&D Center of our WFOE from January 2008 to March 2013. Mr. Ge holds a bachelor’s degree in engineering management from Tianjin University of Commerce.

Yong Wang has served as our vice president since May 2019. Mr. Wang has also served as the vice president and general manager of Chongqing branch of our WFOE since October 2007. Mr. Wang served as the research director at a subsidiary of Fang from April 2003 to October 2007. Mr. Wang holds a bachelor’s degree in civil engineering from Chongqing Jiaotong University, a master’s degree in management engineering from Chongqing University and a PhD degree in real estate from National University of Singapore.

B. Compensation

Compensation of Directors and Executive Officers

In 2019, the aggregate cash compensation to our directors and executive officers was approximately RMB4.8 million (US$0.7 million). Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

2019 Equity Incentive Plan

We adopted our 2019 equity incentive plan, or the 2019 Equity Incentive Plan, on May 2, 2019. The purpose of our 2019 Equity Incentive Plan is to recognize and acknowledge the contributions made to our company by eligible participants and to promote the success of our business. By providing an opportunity to have a personal stake in our company, our 2019 Equity Incentive Plan aims to attract and retain the best available personnel, to provide an additional incentive to our employees, directors and consultants, and to promote the success of our business.

Prior to the completion of the separation and distribution, we awarded options to purchase certain of our Class A ordinary shares and Class B ordinary shares to holders of Fang’s equity awards, to make them whole under the separation. The options have a nominal exercise price and may be exercisable if and to the extent that the corresponding Fang’s equity awards are exercised.

Eligible Participants. Under our 2019 Equity Incentive Plan, our board of directors or its designated committee may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to the following parties: (1) any full-time or part-time employees, executives or officers of us, our parent or any of our subsidiaries; (2) any directors of us, our parent or any of our subsidiaries; (3) any advisers, consultants and agents to us or any of our subsidiaries; and (4) such other persons who, in the sole opinion of our board of directors or its designated committee, has made contributions to the business or other development of us.

Maximum Number of Ordinary Shares. The maximum number of ordinary shares in respect of which awards may be granted will not exceed (1) 5% of our outstanding ordinary shares as of the date of completion of the separation and distribution plus (2) the number of ordinary shares that may be issued upon exercise of the awards to be granted with respect to the share options issued prior to the completion of the separation and distribution to holders of Fang’s equity awards to make them whole under the separation.

Price of Ordinary Shares. The determination by our board of directors, or its designated committee, of the exercise price of the options to purchase our ordinary shares will be by reference to the fair market value of the ordinary shares, and the exercise price may be the same as, higher, or lower than the fair market value, except for options or awards which are incentive stock options or subject to Rule 409A of the Code. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be (1) the closing price for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by our board of directors, or its designated committee, to be the primary market for our ordinary shares or the NASDAQ, whichever is applicable, or (2) if the ordinary shares are not traded on any such exchange or national market system, the average of the closing bid and asked prices of an ordinary share on the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the board of directors or its designated committee deems reliable. If there is no established market for our ordinary shares, our board of directors, or its designated committee, will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

Performance Criteria. The 2019 Equity Incentive Plan allows our board of directors, or its designated committee, to establish the performance criteria when granting awards on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenues, economic value-added, personal management objectives, or other measures of performance selected by our board of directors, or its designated committee. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant grantee.

Time of Exercise of Options. The time and conditions under which an award may be exercised will be determined by the board of directors, or its designated committee, under the terms of the 2019 Equity Incentive Plan and as specified in the award agreement with each individual grantee. Notwithstanding the foregoing, in the case of any awards granted to an officer, director or consultant that may become exercisable, the award agreement governing such grant may provide that the awards may become exercisable subject to reasonable conditions such as the officer, director or consultant’s continuous service at any time or during any period established in the award agreement governing such grant.

Dissolution, Liquidation or Change in Control. In the event of the proposed dissolution or liquidation of our company, our board of directors, or its designated committee, will notify the grantees as soon as practicable prior to the effective date of such proposed transaction. Any awards will terminate immediately prior to the consummation of such proposed action. In the event of a change in control or a merger of our company, each award may be assumed or an equivalent stock option or right may be substituted by the successor corporation. In the event that no such substitution or assumption occurs, the outstanding awards will automatically vest and become exercisable for a limited period of time as determined by our board of directors, or its designated committee, and such awards will terminate upon the expiration of such period.

Termination. Unless terminated earlier, the 2019 Equity Incentive Plan will continue for a term of ten years. Our board of directors has the authority to amend or terminate the 2019 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.

The following table summarizes, as of March 31, 2020, the outstanding options granted to our current directors and executive officers, excluding options that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Class A Ordinary Shares to be Issued upon Exercise of Options	Number of Class B Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share (US$)	Date of Grant	Date of Expiration
Vincent Tianquan Mo	2,438,337	1,754,500	0.001	June 10, 2019	September 16, 2020 — December 30, 2029
Yu Huang	*	—	0.001	June 10, 2019	September 16, 2020 — December 30, 2029
Lili Chen	*	—	0.001	June 10, 2019	December 1, 2026 — December 30, 2029
Can Xie	*	—	0.001	June 10, 2019	September 16, 2020 — December 30, 2029
Haifeng Ge	*	—	0.001	June 10, 2019	July 25, 2022 — December 30, 2029
Yong Wang	*	—	0.001	June 10, 2019	July 25, 2022 — December 30, 2029
Total	2,631,737	1,754,500

*                  Less than 1% of our total outstanding shares on an as-converted basis or voting power assuming full exercise of the options.

As of March 31, 2020, our employees other than members of our directors and officers as a group held outstanding options to purchase 2,809,460 Class A ordinary shares of our company, with an exercise price of US$0.001 per share.

The following table summarizes, as of March 31, 2020, the outstanding restricted share units granted to our current directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Number of Class A Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Vincent Tianquan Mo	*	June 10, 2019	August 28, 2027
Yu Huang	*	June 10, 2019	August 28, 2027
Lili Chen	*	June 10, 2019	August 28, 2027
Can Xie	*	June 10, 2019	August 28, 2027
Haifeng Ge	*	June 10, 2019	August 28, 2027
Total	335,681

*      Aggregate number of shares represented by all grants of restricted share units to the person accounts for less than 1% of our total outstanding shares on an as-converted basis or voting power.

As of March 31, 2020, our employees other than members of our directors and officers as a group held outstanding restricted share units representing 670,685 Class A ordinary shares of our company.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he is interested provided such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice. The directors may from time to time at their discretion exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Jie Jiao, Mr. Robert Ciemniak and Mr. Jeff Xuesong Leng, and is chaired by Ms. Jie Jiao. Ms. Jie Jiao, Mr. Robert Ciemniak and Mr. Jeff Xuesong Leng satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Jie Jiao qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Stock Market Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

· selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

· reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

· reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

· discussing the annual audited financial statements with management and the independent registered public accounting firm;

· reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

· reviewing and reassessing annually the adequacy of our audit committee charter;

· meeting separately and periodically with management, internal auditors and the independent registered public accounting firm;

· discussing policies with respect to risk assessment and risk management;

· reporting regularly to the full board of directors; and

· monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal control and accounting and auditing procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Robert Ciemniak, Mr. Jeff Xuesong Leng and Mr. Vincent Tianquan Mo, and is chaired by Mr. Vincent Tianquan Mo. Mr. Robert Ciemniak and Mr.Jeff Xuesong Leng satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

· reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

· reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

· reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

· selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Jie Jiao, Mr. Jeff Xuesong Leng and Mr. Vincent Tianquan Mo, and is chaired by Mr. Vincent Tianquan Mo. Ms. Jie Jiao and Mr. Jeff Xuesong Leng satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

· recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

· reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

· selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

· developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

· evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders and our executive officers will be elected by and serve at the discretion of the board. A director may be appointed on terms that he or she shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting, upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provisions. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors. A director will cease to be a director if, among other things, the director (1) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without advance notice or remuneration. An executive officer may terminate his or her employment at any time with a 30-day prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to us all his or her all inventions, work, computer software programs, confidential technical information and trade secrets.

D. Employees

We had 730 employees as of December 31, 2019. The following table sets forth the number of our employees categorized by function as of December 31, 2019.

Function	Number of Employees	% of Total
Marketing	390	53.4
Research and analysis	187	25.6
Technology	47	6.4
Administrative	51	7.0
Product editing	55	7.5
Total	730	100.0

Our employees are based in our principal executive offices in Beijing, China and regional centers across China.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in areas such as research and analysis and sales as we expand our business.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2020 by:

· each of our directors and executive officers; and

· each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculation and information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted. The information is based upon in the table below is based upon the fact that there are 96,112,336 ordinary shares outstanding, including 72,475,630 Class A ordinary shares and 23,636,706 Class B ordinary shares outstanding as of March 31, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		% of Aggregate Voting Power†
	Number	%	Number	%	%
Directors and Executive Officers:
Mr. Vincent Tianquan Mo (1)	5,827,955	7.8	21,996,620	86.6	68.7
Yu Huang	*	*	—	—	*
Jie Jiao	—	—	—	—	—
Robert Ciemniak	—	—	—	—	—
Jeff Xuesong Leng	*	*	—	—	*
Lili Chen	*	*	—	—	*
Can Xie	*	*	—	—	*
Haifeng Ge	*	*	—	—	*
Yong Wang	*	*	—	—	*
Directors and executive officers as a group	6,204,363	8.3	21,996,620	86.6	68.8
Principal Shareholders:
Mr. Vincent Tianquan Mo and his affiliated entities (1)	5,827,955	7.8	21,996,620	86.6	68.7
Fang Holdings Limited (2)	2,345,876	3.2	5,000,000	21.2	16.9
General Atlantic Singapore Fund Pte. Ltd. (3)	10,122,769	14.0	—	—	3.3
IDG Alternative Global Limited (4)	8,294,881	11.4	—	—	2.7
Davis Selected Advisers, L.P. (5)	4,844,438	6.7	—	—	1.6

*      Less than 1% of our total outstanding voting securities on an as converted basis.

**          Except where otherwise disclosed in the footnotes below, the business address of our directors and executive officers is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

†                 For each person and group included in this column, percentage of total voting power represents dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary share unless approved by our board of directors.

(1)         Represents 5,827,955 Class A ordinary shares and 21,996,620 Class B ordinary shares held by Media Partner Technology Limited, Next Decade Investments Limited, Karistone Limited, Ateefa Limited, Deanhale Limited and Open Land Holdings Limited as reported in a Schedule 13D/A filed by Mr. Vincent Tianquan Mo and his affiliates on January 7, 2020, including 2,120,000 Class A ordinary shares and 1,754,500 Class B ordinary shares issuable upon exercise of certain stock options exercisable within 60 days. All of the shares of Media Partner Technology Limited and Next Decade Investments Limited, including ordinary shares represented by ADSs are held in two irrevocable discretionary family trusts established by Mr. Vincent Tianquan Mo for the benefit of his designated family members. The address of Mr. Vincent Tianquan Mo and his affiliated entities is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People’s Republic of China.

(2)         Represents 2,345,876 Class A ordinary shares in the form of ADSs and 5,000,000 Class B ordinary shares held by Fang Holdings Limited as reported in a Schedule 13D filed by it on January 6, 2020. Please refer to the Form 20-F filed by Fang Holdings Limited on May 14, 2019 for its shareholding information. Mr. Mo is the chairman of the board of directors of Fang Holdings Limited. The address of Fang Holdings Limited is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People’s Republic of China.

(3)         Represents 10,122,769 Class A ordinary shares in the form of ADSs beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13G/A filed by it and its affiliates on February 13, 2020. The address of General Atlantic Singapore Fund Pte. Ltd. is 8 Marina View, #41-04, Asia Square Tower 1, Singapore 018960.

(4)         Represents 8,294,881 Class A ordinary shares beneficially owned by IDG Alternative Global Limited and its affiliates as reported in a Schedule 13G filed by it and its affiliates on February 14, 2020, including Class A ordinary shares held by IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors. Chi Sing Ho is also a director of IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. The address of IDG Alternative Global Limited and its affiliates is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

(5)         Represents 4,844,438 Class A ordinary shares in the form of ADSs beneficially owned by Davis Selected Advisers, L.P. as reported in a Schedule 13G filed by it on February 13, 2020. The address of Davis Selected Advisers, L.P. is 2949 Elvira Road, Suite 101, Tucson, AZ 85756.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of March 31, 2020, of the 96,112,336 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 88.1% of our outstanding Class A ordinary shares, were in the form of ADSs. To our knowledge, as of March 31, 2020, the record holder of our Class A ordinary shares in the United States incudes JPMorgan Chase Bank, N.A. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

In order to comply with PRC regulatory requirements restricting foreign ownership of value-added telecommunications, and certain other businesses in China, we, through WFOE, which is our PRC subsidiary and a wholly foreign-owned enterprise, have entered into a series of contractual arrangements with (1) our VIE, and (2) the shareholders of the VIE, namely Mr. Vincent Tianquan Mo and Ms. Yu Huang, which enables us to:

· exercise effective control over our VIE;

· receive substantially all of the economic benefits of our VIE; and

· have exclusive options to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in WFOE and the contractual arrangements relating to the VIE, we are regarded as the primary beneficiary of the VIE, and we consolidate the financial results of the VIE in our combined and consolidated financial statements in accordance with U.S. GAAP.

For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

Separation and Distribution Related Agreements

On May 24, 2019, we entered into with Fang a separation and distribution agreement and related ancillary agreements, including business cooperation agreement, data license agreement, software license agreement, intellectual property right license agreement, and lease framework agreement in connection with the separation and distribution to affect the separation and provide a framework for our relationship with Fang after the separation and distribution. These agreements provide for the allocation between us and Fang of business, assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation and distribution and govern certain relationships between us and Fang after the separation and distribution. The summaries of each of the aforementioned agreements are listed as below.

Separation and Distribution Agreement

We have entered into a separation and distribution agreement with Fang, which sets forth our agreements with Fang regarding the principal transactions necessary to separate us from Fang. It also sets forth other agreements that govern certain aspects of our relationship with Fang after the completion of the separation and distribution.

Delineation of business. According to the separation and distribution agreement, we have the exclusive right to operate the spun-off business comprising certain portions of Fang’s listing and value-added services identified in this annual report, and Fang have the exclusive right to operate the retained business. In particular, the spun-off business comprises (1) certain information and analytics services, initially operated as part of Fang’s value-added services, and (2) certain marketplace services, initially operated as part of Fang’s listing services. Following the separation and distribution, we will strategically focus on serving the commercial property sector in China to capture the enormous market opportunity from its rapid development, while Fang retains its business operating a real estate Internet portal focusing primarily on serving the residential property sector.

Transfer of assets and assumption of liabilities. The separation and distribution agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to us as part of the separation of Fang into two independent companies, and described when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement provides that, subject to the terms and conditions contained in the agreement: (1) Fang assigned to us all of the assets and liabilities of Fang related to the spun-off business; and (2) all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the foregoing are retained or assumed by Fang, including but not limited to the tax liability that may be borne by Fang in the event that the separation and distribution were considered as not tax-free by competent taxation authorities, and the potential liability associated with the assets retained in Fang after the separation and distribution.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither we nor Fang will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either us or Fang, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and the respective transferees would bear the economic and legal risks that any conveyance would prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approval are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

To the extent that any transfers contemplated by the separation and distribution agreement have not been consummated on or prior to the date of the separation, the will would agree to cooperate to affect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with each other and use reasonable best efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

The distribution. The separation and distribution agreement also governs the rights and obligations of the parties regarding the distribution. On the distribution date, Fang will cause our share registrar and depositary to distribute to its equity holders that hold Fang ordinary shares or American depositary shares of Fang as of the record date all of our issued and outstanding ordinary shares (including those represented by ADSs) prior to the separation and distribution. No fractional ordinary shares will be distributed in the distribution. Holders of American depositary shares of Fang will receive cash in lieu of any fractional ADSs. The separation and distribution agreement provides that the distribution is subject to satisfaction (or waiver by Fang) of certain conditions. Fang will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Settlement of accounts between us and Fang. The separation and distribution agreement provides that all inter-company receivables and payables as to which there were no third parties and that are between us or our subsidiaries and VIE, on the one hand, and Fang or its subsidiaries or consolidated affiliated entities, on the other hand, other than accounts related to the agreements to be entered into in connection with the separation and distribution and post-separation agreements between Fang and us and other than any accrued liabilities incurred in connection with providing the services that will be memorialized by certain ancillary agreements, in each case existing as of or immediately prior to the completion of the separation and distribution, would be settled, capitalized, cancelled, assigned or assumed by us or one or more of our subsidiaries.

Releases. Except as otherwise provided in the separation and distribution agreement or any ancillary agreement, each party will release and forever discharge the other party from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation and distribution. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, including the separation and distribution agreement or any ancillary agreement.

Claims and indemnification. In general, each party to the separation and distribution agreement will assume or retain liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Intellectual property. Following the distribution, Fang will continue to own fang.com and other intellectual property rights associated with such brands and will license to us certain intellectual property rights for the operation of our business.

Employee Matters. We and Fang have agreed to allocate liabilities and responsibilities relating to certain employee benefit matters, including the issuance of share options by us to reflect the share options granted under Fang’s equity compensation programs.

Tax Matters. We and Fang have agreed that after to separation, all tax liabilities (1) resulting or arising from the contribution of the spun-off business to us, the distribution of our ordinary shares and the other separation transactions, (2) in the event that the separation and distribution is considered as not tax-free by competent taxation authorities or (3) otherwise attributable to Fang or relating to the retained business, will be borne by Fang. Neither we nor Fang will indemnify Fang’s equity holders against any tax liability if the distribution, together with certain related transactions, does not qualify as tax-free for U.S. federal income tax or PRC tax purposes. As a result, we generally expect to be liable only for tax liabilities attributable to, or incurred with respect to, the spun-off business or otherwise attributable to us after the distribution date.

Legal matters. Except as otherwise set forth in the separation and distribution agreement, we will assume the liability for, and control of, all pending and threatened legal matters related to the spun-off business or assumed liabilities and we will indemnify Fang for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in defending any claims against the other party for events that took place prior to, on or after the date of separation. Fang will retain liability for pending and threatened legal matters related to the retained business.

Further assurances. In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both we and Fang will agree to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Business Cooperation Agreement

Fang and we have entered into a business cooperation agreement in respect of our cooperation on certain commercial property-related business, particularly our listing services, operated through Fang’s website, Fang.com, after the separation and distribution. The initial term of this agreement is ten years commencing from the signing date and may be terminated by mutual written agreement between Fang and us.

Business Cooperation. We have the exclusive right to operate all the commercial property-related business, such as the online listing of commercial properties and lands as well as the advertising and marketing services provided through Fang’s commercial property-related web pages, for which Fang will be responsible for operating and maintaining at our expenses, which will include IT system upgrade, servers maintenance and software upgrade. Fang has the exclusive right to operate all the residential property-related business, except for those provided by us to clients relating to residential property-related business, including the information and analytics services as well as promotion services. We historically cooperated with Fang to operate our commercial property-related business through its web pages and are in the process of migrating such business to our own website, 3fang.com and 3fang mobile application.

Intellectual Property Cooperation. Fang has agreed to authorize us to use for free certain of its trademarks, copyrights, patents and other intellectual properties in connection with the operation of our commercial property-related business.

Revenues and Expenses Allocation. Originally under the business cooperation agreement, during the term of our cooperation, Fang has the right to receive (1) 100% of the revenues generated by residential property-related business on Fang’s residential property-related web pages, (2) 85% of the revenues generated by commercial property-related business on Fang’s residential property-related web pages, and (3) 15% of the revenues generated by residential property-related business on Fang’s commercial property-related web pages. We will have the right to receive (1) 100% of the revenues generated by commercial property-related business on Fang’s commercial property-related web pages, for which we will bear the cost for operating and maintaining the related web pages and servers, (2) 85% of the revenues generated by residential property-related business on Fang’s commercial property-related web pages, and (3) 15% of the revenues generated by commercial property-related business on Fang’s residential property-related web pages. We and Fang have agreed to terminate, effective from January 1, 2020, such revenue allocation arrangement, and as a result, Fang will have the right to receive 100% of the revenue generated by business on Fang’s residential real estate channel, whereas we will have the right to receive 100% of the revenue generated by business on our commercial real estate channel.

Data License Agreement

We have entered into a data license agreement with Fang, pursuant to which, Fang agrees to license the right of using certain data to us for development of our business, and we agree to provide certain data to Fang, including property appraisal and transaction data. Each of Fang and us will not pay any royalty fees. The term of the data license agreement is ten years commencing from the signing date and may be terminated by mutual agreement between Fang and us.

Software License Agreement

We have entered into a software license agreement with Fang, pursuant to which, Fang agrees to license the right of using certain of their software at annual royalty fee of RMB500,000, subject to adjustment. The term of the software license agreement is ten years commencing from the signing date and may be terminated by mutual agreement between Fang and us.

Intellectual Property License Agreement

In connection with the separation, we have entered into an intellectual property license agreement with Fang, pursuant to which we will be granted a non-exclusive and royalty-free right to use certain of Fang’s intellectual properties in connection with the operation of our business. The intellectual property license agreement will be valid for a term of ten years commencing from the signing date and may be terminated by mutual written agreement between Fang and us.

Lease Framework Agreement

Fang and we have entered into a lease framework agreement, pursuant to which Fang agrees to lease properties owned by it or its affiliates to us at market price. The lessors and lessees have entered into detailed lease agreements in accordance with this framework agreement based on our actual demands. The initial term of this agreement is ten years commencing from the signing date and may be terminated by mutual written agreement between Fang and us.

Other Transactions with Companies Controlled by or Affiliated with Mr. Vincent Tianquan Mo

We are ultimately controlled by Mr. Vincent Tianquan Mo, Fang’s chairman. In 2017, 2018 and 2019, we had the following transactions with companies controlled by or affiliated with Mr. Vincent Tianquan Mo.

In 2017, 2018 and 2019, we provided marketing agent service and analytics services to Fang and other companies controlled by Mr. Vincent Tianquan Mo. The total revenues in connection with the marketing agent services provide by us to Fang were approximately RMB3.8 million, RMB4.5 million and RMB26.4 million (US$3.8 million), respectively, in 2017, 2018 and 2019. The total revenues in connection with analytics services provided by us to Fang were approximately RMB0.4 million, nil and nil, respectively, in 2017, 2018 and 2019. We also provided analytics services to Beihai Long Island Hotel Co., Ltd., Guangxi Pukai Xingye Hotel Investment Co., Ltd. and Beijing CheTianXia Information Co. Ltd., all of which are controlled by Mr. Vincent Tianquan Mo, and generated revenues of RMB4.7 million (US$0.7 million), RMB4.7 million (US$0.7 million) and RMB7.8 million (US$1.1 million) from these three entities in 2019, respectively. As of December 31, 2019, the amount due from Beihai Long Island Hotel Co., Ltd. and Beijing CheTianXia Information Co. Ltd were RMB1.5 million (US$0.2 million) and RMB3.3 million (US$0.5 million), respectively.

In 2017, 2018 and 2019, Fang performed centralized functions on our behalf prior to our separation from Fang. Accordingly, certain amount of Fang’s costs was allocated to us and reflected as expenses in the combined and consolidated financial statements. Costs and expenses allocated from Fang in 2017, 2018 and 2019 were RMB11.5 million, RMB9.9 million and RMB4.4 million (US$0.6 million), respectively. In addition, certain of our employees participated in Fang’s share-based compensation plans, and accordingly, the share-based compensation expenses related to Fang’s share-based awards were RMB6.3 million, RMB6.8 million and RMB7.8 million (US$1.1 million), respectively, in 2017, 2018 and 2019.

We have leased office space from Fang in 2017, 2018 and 2019 for which the rental expenses were RMB8.5 million, RMB7.6 million and RMB7.6 million (US$1.1 million), respectively. We entered a lease framework agreement with Fang in 2018, with an initial term of ten years, pursuant to which Fang leases offices to us at annual rental fee of RMB7.6 million.

We used certain of Fang’s software in 2019 pursuant to the software license agreement entered into between Fang and us in relation to our separation from Fang, and incurred software license expenses in the amount of RMB0.3 million (US$39,900). We also utilized the server and other IT services of Fang in 2019 and incurred network related expenses in the amount of RMB5.2 million (US$0.8 million).

In 2018, Beijing SouFun Science & Technology Development Co., Ltd., a wholly-owned subsidiary of Fang, paid RMB0.7 million (US$0.1 million) on behalf of us for fees and expenses incurred by legal counsel in connection with our separation from Fang, which had been settled as of December 31, 2019.

During period from the completion of our separation from Fang to December 31, 2019, we made certain cash collections and cash payments on behalf of Fang and vice versa. In November 2019, we entered into an agreement with Fang, according to which, net balances between Fang, its subsidiaries and consolidated affiliated entities, on the one hand, and our company, our subsidiaries and VIE, on the other hand, are to be settled on a quarterly basis. Accordingly, the amounts due to Fang were RMB7.7 million (US$1.1 million) as of December 31, 2019, after offsetting amounts due from and prepayments to Fang of RMB56.9 million (US$8.2 million).

Employment Agreements

See “Item 6. Directors, Senior Management and Employees Management—C. Board Practices—Employment Agreements.”

2019 Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Equity Incentive Plan.”

C. Interests of Experts and Counsels

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Combined and Consolidated Statements and Other Financial Information

We have appended combined and consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future.

Our board of directors has complete discretion in deciding the payment of any future dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant.

We are a holding company registered by way of continuation in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends or of our VIE to make cash payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the NASDAQ Global Market under the symbol “CIH” since June 11, 2019. Each ADS represents one Class A ordinary share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed for trading on the NASDAQ Global Market under the symbol “CIH” since June 11, 2019.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our second amended and restated memorandum and articles of association filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended.

C. Material Contracts

Material contracts other than in the ordinary course of business are described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Foreign Exchange Administration.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares or ADSs, nor will gains derived from the disposal of our shares or ADSs be subject to Cayman Islands income or corporation tax.

Pursuant to the Tax Concessions Law of the Cayman Islands, we have obtained an undertaking from the Financial Secretary:

· that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

· that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(a) on or in respect of the shares, debentures or other obligations of our company; or

(b) by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision).

The undertaking for us is for a period of 20 years from April 25, 2019.

PRC Taxation

Holding our ADSs or Ordinary Shares

The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as an “organizational body which effectively manages and controls the production and business operation, personnel, an accounting, properties and other aspects of operations of an enterprise.” Based on a review of surrounding facts and circumstances, we do not believe that we should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if we are treated as a PRC resident enterprise for PRC tax purposes, we will be subject to PRC tax on our global income at a uniform tax rate of 25%.

PRC income tax at the rate of 10% will apply to payments of dividends we make to investors that are “non-resident enterprises” of the PRC, if such investors do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are deemed to be sourced within the PRC.

Furthermore, any gain realized on the transfer of our ADSs or Class A ordinary shares by such investors would also be subject to PRC income tax at 10% if such gain is regarded as income derived from sources within the PRC.

Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals would be subject to the 20% PRC individual income tax.

These rates could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends. However, it is unclear whether non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

A description of the PRC tax considerations applicable to our separation from Fang is contained in our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended.

U.S. Federal Income Taxation

The following is a general discussion of material U.S. federal income tax considerations to a U.S. Holder, as defined below, relating to the ownership and disposition of our ADSs or Class A ordinary shares. This discussion applies only to U.S. Holders who hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (such as, for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders or who are former citizens or long-term residents of the United States, holders that own (directly, indirectly, or constructively) 10% or more of our ADSs or ordinary shares (by vote or by value), holders that hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our shares being taken into account in an applicable financial statement, or holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address the alternative minimum tax or the Medicare contribution tax on net investment income or any state, local, or non-U.S. tax considerations.

We believe that certain  purchases of our ordinary shares in December 2019 and thereafter by Fang from certain related parties of Mr. Vincent Tianquan Mo do not affect the conclusions regarding the U.S. federal income tax treatment of our separation from Fang in June 2019 in any material respect. A description of the U.S. federal income tax considerations applicable to our separation from Fang is contained in our registration statement on Form F-1 (file No. 333-231376) filed with the SEC on May 24, 2019, as amended.

You are urged to consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares and receiving our ADSs or ordinary shares to be distributed to you in the separation and distribution.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Dividends on Ordinary Shares or ADSs

Subject to the PFIC rules as described below, the gross amount of any distributions (including amounts withheld to reflect PRC withholding taxes, if any) you receive on your ordinary shares or ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary in the case of ADSs. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as a capital gain. If you are a non-corporate U.S. Holder, including an individual, and have held your ADSs for a sufficient period of time, dividend distributions paid on our ADSs (but not our ordinary shares) will generally constitute qualified dividend income taxed at a preferential rate as long as we constitute a qualified foreign corporation with respect to such distributions. In this regard, we have been approved to list the ADSs, and the ADSs have been listed, on the NASDAQ. Accordingly, we believe that the ADSs are considered readily tradable on an established securities market in the United States and therefore that we are a qualified foreign corporation with respect to dividends paid on the ADSs. Based on existing guidance, it is not clear whether a dividend on an ordinary share will be treated as a qualified dividend, because the ordinary shares are not themselves listed on a U.S. exchange. If, however, we are treated as a PRC resident enterprise under PRC law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the U.S.-PRC income tax treaty, in which case dividends paid on our ordinary shares and ADSs would both be treated as qualified dividends (subject to the relevant holding period requirements). You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraph, distributions on our ordinary shares or ADSs, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. If you are a corporation, you generally will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. In the event we are treated as a PRC resident enterprise under PRC law, we may be required to withhold PRC income tax on dividends paid to you under the EIT Law. See “—PRC Taxation—Holding our ADSs or Ordinary Shares.” Subject to generally applicable limitations, you may be eligible to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. Dividends generally will be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for foreign tax credit limitation purposes. If the dividends qualify for the reduced tax rate on qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be limited. The rules governing the use of foreign tax credits are very complex, and you are urged to consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and Other Dispositions of Ordinary Shares or ADSs

Subject to the PFIC discussion below, when you sell or otherwise dispose of ordinary shares or ADSs in a taxable transaction, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted tax basis in the ordinary shares or ADSs, both as determined in U.S. dollars. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of disposition. If you are an individual, long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

The gain or loss you recognize on a sale or disposition of our ordinary shares or ADSs generally will be treated as arising from sources within the United States for foreign tax credit limitation purposes. However, if gains from the disposition of ordinary shares or ADSs are taxed under the EIT Law (as discussed above under “—PRC Taxation—Holding our ADSs or Ordinary Shares,” the U.S.-PRC income tax treaty may apply, in which case you may elect to treat such gains as arising from sources within China for foreign tax credit limitation purposes (assuming certain conditions are met). You are urged to consult your own tax advisors regarding the tax consequences to you under your particular circumstances if any PRC withholding tax is imposed on the disposition of ordinary shares or ADSs, including the availability of the foreign tax credit.

Status as a PFIC

If we are a PFIC in any taxable year in which you hold ordinary shares or ADSs, you will generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ordinary shares or ADSs, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ordinary shares or ADSs. Distributions in respect of your ordinary shares or ADSs during a taxable year will generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares or ADSs over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on excess distributions or any gain, (1) the excess distribution or the gain will be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we first became a PFIC will be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above will be imposed with respect to any portion of the excess distribution or gain that is allocated to such period. In addition, if we are a PFIC or were in the year prior to a distribution, no distribution that you receive from us will qualify for taxation at the preferential rate discussed in the “—U.S. Federal Income Taxation—Dividends on Ordinary Shares or ADSs” section above.

Our ordinary shares or ADSs would be stock of a PFIC with respect to a U.S. Holder if during such U.S. Holder’s holding period for our ordinary shares or ADSs, after the application of applicable “look-through rules,” (1) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable U.S. Treasury regulations), or (2) at least 50 percent of our assets for the taxable year (averaged over the year) produce or are held for the production of “passive income.”

If a foreign corporation is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes), or “CFC”, the PFIC asset test is, unless the foreign corporation elects otherwise, applied based on the value of the foreign corporation’s assets. In addition, if a CFC is a “publicly traded corporation” for a taxable year, the PFIC asset test is applied based on the value of the CFC’s assets. However, if a CFC is not a publicly traded corporation,, the asset test is applied based on the adjusted tax bases of the CFC’s assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. We believe that we have become a publicly traded corporation in connection with the consummation of our separation from Fang in June 2019 and as a result, we are able to apply the asset test based on the value of our assets for the taxable year ending December 31, 2020. Recent changes in U.S. tax law have made it more likely that certain non-U.S. corporations will be treated as CFCs; however, proposed U.S. Treasury regulations issued on July 11, 2019 would reduce the likelihood that we will be considered a CFC for purposes of the PFIC asset test. These proposed U.S. Treasury regulations state that they may be relied on by taxpayers for prior taxable years, subject to certain limitations. The implications of these changes for our potential PFIC status determinations are not yet clear with respect to your ownership of our ordinary shares or ADSs. If we are not able to apply the asset test based on the value of our assets for a taxable year, there is a significant risk that we will be treated as a PFIC for that taxable year. Assuming that we can rely on the proposed U.S. Treasury regulations described in this paragraph, we do not believe that we were a PFIC for the taxable year ended December 31, 2019, and at this time we are unable to determine whether we will be a PFIC for the taxable year ending December 31, 2020 or any future taxable year. However, the application of the proposed U.S. Treasury regulations is not entirely clear at this time. Accordingly, whether the assumption that we can rely on the proposed U.S Treasury regulations holds is uncertain. You should consult your tax advisors about the U.S. federal income tax consequences to you arising from these uncertainties.

For taxable years in which we are treated as a publicly traded corporation, or for which we are not a CFC, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Furthermore, we have not conducted a separate appraisal of the values of our assets for this purpose and, while we believe that our assets and the income derived from our assets do not generally constitute passive assets and income under the PFIC rules, there is no assurance that the IRS will agree with us. In addition, in making the foregoing determinations, although the law in this regard is not entirely clear, we treat our consolidated controlled entities as being owned by us for U.S. federal income tax purposes. As a result, there can be no assurance that we will not be a PFIC in the current or any future taxable years. Furthermore, once we are treated as a PFIC for the current year with respect to a U.S. Holder, we will generally remain as a PFIC absent any special election, even if we cease to be a PFIC in the following taxable years.

If we are a PFIC in any year, as a U.S. Holder, you will generally be required to file a return on IRS Form 8621 regarding your ordinary shares or ADSs on an annual basis. You should consult your own tax adviser regarding reporting requirements with regard to your ordinary shares or ADSs.

If we are a PFIC in any year, so long as the ADSs are and remain “marketable,” you will be able to avoid the excess distribution rules described above by making a timely so-called “mark-to-market” election with respect to such U.S. Holder’s ADSs. The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NASDAQ. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss (limited to the amount of prior ordinary gain) the difference between the adjusted tax basis of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Your basis in the ADSs will be adjusted to reflect any such income or loss. A mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including our subsidiaries. In addition, because our ordinary shares are not regularly traded on a national securities exchange, you will not be able to make a mark-to-market election with respect to any ordinary shares. You should consult your own tax advisors with respect to making a mark-to-market election.

In addition, if we are a PFIC in any year, you might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on your pro rata portion of our income and gain. However, we do not intend to provide the information that would be necessary for you to make a QEF election. Accordingly, you will not be able to make or maintain a QEF election with respect to your ADSs or ordinary shares.

You should consult with your tax advisors regarding the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable year as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares or ADSs and the proceeds received on the sale or other disposition of those ordinary shares or ADSs may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 24%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

You may be required to report information with respect to your ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the IRS. In general, if you hold specified “foreign financial assets” (which generally would include ordinary shares or ADSs) with an aggregate value exceeding $50,000, you will be required to report information about those assets on IRS Form 8938, which must be attached to your annual income tax return. Higher asset thresholds apply if you file a joint tax return or reside abroad. If you fail to report required information, you could become subject to substantial penalties. You should consult your own tax advisor regarding your obligation to file IRS Form 8938.

You should consult your own tax advisor regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ordinary shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction and any estate, gift, and inheritance laws.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-231376), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs, and a related registration statement on Form F-6 (File Number 333-231676) with respect to our ADSs, as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary, with our annual reports, which include a review of operations and annual audited combined and consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary makes such notices, reports and communications available to holders of ADSs and, upon our request, mails to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or the IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

JPMorgan Chase Bank, N.A., our depositary, may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

· a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

· a fee of up to US$0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement;

· an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

· a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

· a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

· stock transfer or other taxes and other governmental charges;

· SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

· transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

· in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

· fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. Registered holders of ADRs will receive prior notice of the increase in any such fees and charges. The right of the depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and financial controller, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Jie Jiao is an “audit committee financial expert” as defined by SEC rules, and that she satisfies the independence requirements of Rule 5605 of the NASDAQ Stock Market Rules and Rule 10A-3 promulgated under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer and financial controller. This code is publicly available on our website at ir.chinaindexholdings.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, KPMG Huazhen LLP, for the years ended December 31, 2018 and 2019, respectively. Save as disclosed below, we did not pay any other fees to KPMG Huazhen LLP during the periods indicated below.

	2018	2019
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	5,350	3,939	566

(1)         Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual combined and consolidated financial statements, limited procedures on quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NASDAQ Global Market, we are subject to the NASDAQ corporate governance requirements. However, the NASDAQ corporate governance requirements permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements for companies incorporated in other jurisdictions such as the United States. For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year.

To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—As a company registered in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.”

In addition, we are a “controlled company” under the rules of the NASDAQ and, as a result, may elect not to comply with certain corporate governance requirements, including the requirement that we have a majority of independent directors on our board of directors. To the extent we choose to rely on such exemptions, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—We are a “controlled company” under the rules of the NASDAQ and, as a result, qualify for exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our combined and consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit

1.1

Second amended and restated memorandum and articles of association of the registrant, adopted on May 2, 2019 and effective on June 11, 2019 (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2

Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

2.3

Form of deposit agreement by and among the registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

2.4*	Description of securities

4.1	2019 equity incentive plan (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.2

Form of indemnification agreement between the registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.3

English translation of form of employment agreement between the registrant and each of its executive officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.4

Form of separation and distribution agreement between Fang Holdings Limited and China Index Holdings Limited, dated May 24, 2019 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.5

English translation of form of business cooperation agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated May 24, 2019 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.6

English translation of form of data license agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated May 24, 2019 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.7

English translation of form of intellectual property right license agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated May 24, 2019 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.8

English translation of form of lease framework agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated September 30, 2018 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.9

English translation of form of software license agreement between Fang Holdings Limited and Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., dated May 24, 2019 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.10

English translation of loan agreement between and among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.11

English translation of equity pledge agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.12

English translation of shareholders’ proxy agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd., Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.13

English translation of operating agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd., Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.14

English translation of exclusive technical consultancy and services agreement between Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd., dated June 11, 2018 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.15

English translation of exclusive call option agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd., Mr. Vincent Tianquan Mo and Ms. Yu Huang, dated June 11, 2018 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.16

English translation of supplementary agreement to the exclusive call option agreement, among China Index Holdings Limited, Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd., Mr. Vincent Tianquan Mo and Ms. Yu Huang dated October 1, 2018 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.17	Form of warrant (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.18	Form of guarantee letter (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

8.1*	List of principal subsidiaries and variable interest entity of the registrant

11.1

Code of business conduct and ethics of the registrant (incorporated by reference to Exhibit 99.2 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

15.2*	Consent of KPMG Huazhen LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                               Filed with this annual report on Form 20-F

**                        Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Index Holdings Limited

	By:	/s/ Yu Huang
	Name:	Yu Huang
	Title:	Chief Executive Officer

Date: April 30, 2020

CHINA INDEX HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
China Index Holdings Limited:

Opinion on the Combined and Consolidated Financial Statements

We have audited the accompanying combined and consolidated balance sheets of China Index Holdings Limited and subsidiaries (the Company) as of December 31, 2018 and 2019, the related combined and consolidated statements of comprehensive income, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the combined and consolidated financial statements). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis of Preparation

As discussed in Note 1 and Note 2, the combined financial statements, constituting the periods prior to June 11, 2019, include Fang Holdings Limited’s (“Fang”) real estate information, analytics and marketplace services business and have been derived from the consolidated financial statements and underlying accounting records of Fang. The combined financial statements also include expense allocations for certain functions historically provided by Fang. These allocations may not be indicative of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Fang prior to June 11, 2019.

Changes in Accounting Principle

As discussed in Note 2 to the combined and consolidated financial statements, the Company has changed its method of accounting for revenue recognition as of January 1, 2018 due to the adoption of Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, and has changed its method of accounting for leases as of January 1, 2019 due to the adoption of ASC Topic 842, Leases.

Basis for Opinion

These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined and consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China
April 30, 2020

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

		As of December 31,
	Notes	2018	2019

ASSETS
Current assets:
Cash and cash equivalents	2(d)	164,202	214,076
Short-term investments	2(e)	—	125,000
Accounts receivable, net of allowance for doubtful accounts	3	15,534	24,243
Prepaid expenses and other current assets		693	4,566
Prepayments to and amount due from related parties	9	1,970	4,820
Total current assets		182,399	372,705

Non-current assets:
Property and equipment, net		3,932	2,873
Right of use assets	4	—	49,595
Total non-current assets		3,932	52,468

Total assets		186,331	425,173

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable		5,184	7,844
Amounts due to related parties (including amounts due to related parties of VIE without recourse to the Company of RMB33 and RMB130 as of December 31, 2018 and 2019, respectively)	9	680	7,734
Deferred revenue	7	143,254	203,531
Income taxes payable	8	14,480	23,396
Accrued expenses and other liabilities (including accrued expenses and other liabilities of VIE without recourse to the Company of RMB30 and RMB322 as of December 31, 2018 and 2019, respectively)	5	79,532	84,250
Total current liabilities		243,130	326,755

Non-current liabilities:
Long-term lease liabilities	4	—	37,679
Other non-current liabilities	6	15,496	39,757
Total non-current liabilities		15,496	77,436

Total liabilities		258,626	404,191

Commitments and contingencies	2(r), 4	—	—

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of RMB, except for share data)

		As of December 31,
	Notes	2018	2019

EQUITY (DEFICIT):
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2019; 72,475,630 shares issued as of December 31, 2019; 65,762,936 shares outstanding as of December 31, 2019)	11	—	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2019; 23,636,706 shares issued and outstanding as of December 31, 2019; each Class B ordinary share is convertible into one Class A ordinary share)	11	—	163
Treasury shares (6,712,694 shares as of December 31, 2019)	11	—	(46)
Capital deficit	2 (a)	—	(135,179)
Retained earnings		—	155,324
Parent company deficit		(72,522)	—
Accumulated other comprehensive income		227	220
Total equity (deficit)		(72,295)	20,982

Total liabilities and equity (deficit)		186,331	425,173

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB, except for per share data)

		For the Year Ended December 31
	Notes	2017	2018	2019

Revenues (including revenues from related parties of RMB4,131, RMB4,543 and RMB43,678 for the years ended December 2017, 2018 and 2019, respectively)	7	335,037	421,024	579,650
Cost of revenues (including cost of revenues resulting from transactions with related parties of RMB11,844, RMB9,504 and RMB11,082 for the years ended December 2017, 2018 and 2019, respectively)		(83,118)	(87,733)	(110,492)
Gross profit		251,919	333,291	469,158

Operating expenses:
Selling and marketing expenses (including selling and marketing expenses resulting from transactions with related parties of RMB5,306, RMB4,320 and RMB4,761 for the years ended December 2017, 2018 and 2019, respectively)		(60,469)	(77,731)	(99,020)
General and administrative expenses (including general and administrative expenses resulting from transactions with related parties of RMB9,158, RMB10,524 and RMB9,383 for the years ended December 2017, 2018 and 2019, respectively)		(47,252)	(66,993)	(82,615)
Operating income:		144,198	188,567	287,523
Interest income		1,828	664	2,200
Change in fair value of the warrants	6	—	—	(1,152)
Gains on sale of short-term investments	2(e)	2,129	4,842	714
Government grants	2(m)	868	1,395	903
Income before income taxes		149,023	195,468	290,188
Income tax expenses	8	(20,870)	(30,048)	(44,737)
Net income		128,153	165,420	245,451

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes		(82)	49	(7)
Unrealized holding gains on short-term investments, net of RMB266, RMB726 and RMB107 income taxes for the years ended December 31, 2017, 2018 and 2019, respectively	2(e)	1,863	4,116	607
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of RMB266, RMB726 and RMB107 income taxes for the years ended December 31, 2017, 2018 and 2019, respectively	2(e)	(1,863)	(4,116)	(607)
Total comprehensive income		128,071	165,469	245,444
Earnings per share for Class A and Class B ordinary shares
Basic and Diluted	12	1.43	1.85	2.74
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:	12
Basic		89,399,642	89,399,642	89,515,153
Diluted		89,399,642	89,399,642	89,545,710

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(Amounts in thousands of RMB, except for share data)

	Class A ordinary shares		Class B ordinary shares						Accumulated other comprehensive income
	Number of Class A ordinary shares	Amount	Number of Class A ordinary shares	Amount	Treasury shares	Capital deficit	Retained earnings	Parent company investment (deficit)	Foreign currency translation adjustments	Unrealized gain on short-term investments	Total equity (deficit)
Balance as of January 1, 2017	—	—	—	—	—	—	—	228,135	260	—	228,395
Net income	—		—			—	—	128,153			128,153
Foreign currency translation adjustments, net of nil income taxes	—		—		—	—	—		(82)		(82)
Share-based compensation	—	—	—	—	—	—	—	6,283	—	—	6,283
Unrealized holding gains on short-term investments, net of RMB266 income taxes	—	—	—	—	—	—	—		—	1,863	1,863
Reclassification adjustment for gains on short-term investments realized in net income, net of RMB266 income taxes	—	—	—	—	—	—	—		—	(1,863)	(1,863)
Net transfers to Parent	—	—	—	—		—	—	(336,751)	—	—	(336,751)
Balance as of December 31, 2017	—	—	—	—	—	—	—	25,820	178	—	25,998
Net income	—	—	—	—	—	—	—	165,420	—		165,420
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—		49	—	49
Share-based compensation	—	—	—	—	—	—	—	6,808	—	—	6,808
Unrealized holding gains on short-term investments, net of RMB726 income taxes	—	—	—	—	—	—	—	—	—	4,116	4,116
Reclassification adjustment for gains on short-term investments realized in net income, net of RMB726 income taxes	—	—	—	—	—	—	—	—		(4,116)	(4,116)
Net transfers to Parent	—	—	—	—	—	—	—	(270,570)	—	—	(270,570)
Balance as of December 31, 2018	—		—		—	—	—	(72,522)	227	—	(72,295)
Net income	—	—	—	—	—	—	155,324	90,127	—	—	245,451
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	(7)	—	(7)
Share-based compensation	—	—	—	—	—	4,340	—	3,894	—	—	8,234
Unrealized holding gains on short-term investments, net of RMB107 income taxes	—	—	—	—	—	—	—	—	—	607	607
Reclassification adjustment for gains on short-term investments realized in net income, net of RMB107 income taxes	—	—	—	—	—	—		—	—	(607)	(607)
Net transfers to Parent	—		—		—	—	—	(160,401)	—	—	(160,401)
Capitalization at separation (Note 1 (a))	65,762,936	500	23,636,706	163	(46)	(139,519)	—	138,902	—	—	—
Balance as of December 31, 2019	65,762,936	500	23,636,706	163	(46)	(135,179)	155,324	—	220	—	20,982

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB)

	For the Year Ended December 31,
	2017	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	128,153	165,420	245,451
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	6,283	6,808	8,234
Depreciation	697	1,188	1,119
Reduction in the carrying amount of the right-of-use assets	—	—	4,984
Allowance for doubtful account	—	—	4,842
Gains on sale of short-term investments	(2,129)	(4,842)	(714)
Change in fair value of the warrants	—	—	1,152
(Gain) loss on disposal of property and equipment	(42)	(6)	2
Changes in operating assets and liabilities:
Accounts receivable	(2,308)	(7,239)	(13,551)
Prepayments to and amounts due from related parties	—	(1,970)	(4,820)
Prepaid expenses and other current assets	1,231	(321)	(3,871)
Accounts payable	1,770	1,494	2,660
Amounts due to related parties	(350)	680	7,028
Deferred revenue	38,651	13,622	60,272
Income tax payable	7,155	(8,128)	8,916
Accrued expenses and other liabilities	13,001	20,329	4,384
Long-term lease liabilities	—	—	(14,930)
Other non-current liabilities	—	15,484	22,881
Net cash provided by operating activities	192,112	202,519	334,039
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(500,000)	(1,300,000)	(340,000)
Proceeds from sales of short-term investments	502,129	1,304,842	215,714
Purchase of property and equipment	(2,121)	(65)	(63)
Proceeds from disposal of property and equipment	112	26	1
Net cash provided by (used in) investing activities	120	4,803	(124,348)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash advance from related parties	3,815	—	—
Repayment of cash advance from related parties	—	(3,815)	—
Net transfers to the parent company	(336,751)	(270,570)	(160,194)
Net cash used in financing activities	(332,936)	(274,385)	(160,194)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(91)	77	377
Net (decrease) increase in cash and cash equivalents	(140,795)	(66,986)	49,874
Cash and cash equivalents as of the beginning of the year	371,983	231,188	164,202
Cash and cash equivalents as of the end of the year	231,188	164,202	214,076
Supplemental disclosure of cash flow information:
Income tax paid	13,715	22,692	12,940
Issuance of warrants in connection with the separation from Fang	—	—	207

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

1.              Description of the organization and principle activities

(a)         Organization and Principal Activities

China Index Holdings Limited (“CIH” or the “Company”), formerly known as Selovo Investments Limited, is an exempted company with limited liability and was re-domiciled from the British Virgin Islands to the Cayman Islands on July 26, 2018. The Company separated from Fang Holdings Limited (“Fang” or the “Parent”) on June 11, 2019 (the “separation”), becoming an independent publicly traded company as a result of a pro rata distribution (the “distribution”) of all outstanding shares of CIH Class A ordinary shares to shareholders of Fang. On June 11, 2019, Fang’s shareholders of record received one share of CIH Class A ordinary shares for every one share of Fang ordinary shares held as of the record date. CIH ordinary shares began trading under the ticker symbol “CIH” on the NASDAQ on June 12, 2019.

The Company, through its wholly-owned subsidiaries and consolidated variable interest entity (“VIE”), offers real estate data and analytics tools to customers. The Company also offers customers, primarily real estate developers, one-stop marketing solutions to promote their brands and enable customers to post and market their commercial properties and lands through the Company’s online marketing portals. All of the Company’s operations are located in the People’s Republic of China (“PRC”) with nearly all of its customers located in the PRC.

(b)         Contractual Arrangements

In order to continue to operate its business after the separation of the Company from Fang in compliance with PRC regulatory requirements which restrict foreign ownership of value added telecommunications, CIH, through Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd (“WFOE”), which is a PRC operating entity of the Company, entered into a series of contractual agreements and arrangements (“VIE Agreements”) with (1) Zhong Zhi Hong Yuan Information Technology Co., Ltd (“Zhong Zhi Hong Yuan”), a PRC legal entity, and (2) the shareholders of Zhong Zhi Hong Yuan, including Mr. Vincent Tianquan Mo, chairman of the board of directors and the controlling shareholder of the Company, and Ms. Yu Huang, director, chief executive officer and president of the Company.

Zhong Zhi Hong Yuan was established by Mr. Mo and Ms. Huang on June 11, 2018. The registered capital of Zhong Zhi Hong Yuan is RMB1.5 million. Zhong Zhi Hong Yuan obtained a license of telecommunications and information services, or ICP license on July 2, 2019, from the government in order to carry out commercial Internet content provision operations in China.

All of the equity interests of Zhong Zhi Hong Yuan are legally held by Mr. Mo and Ms. Huang. Both individuals are nominee equity holders of Zhong Zhi Hong Yuan and holding their equity interests on behalf of CIH. Through the VIE Agreements, the nominee equity holders of Zhong Zhi Hong Yuan have granted all their legal rights including voting rights and disposition rights of their equity interests in Zhong Zhi Hong Yuan to CIH. The nominee equity holders of Zhong Zhi Hong Yuan do not participate significantly in income and loss and do not have the power to direct the activities of Zhong Zhi Hong Yuan that most significantly impact its economic performance. Accordingly, Zhong Zhi Hong Yuan is considered a VIE.

CIH has a controlling financial interest in the VIE because CIH has (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIE that could potentially be significant to the VIE. Thus, CIH is the primary beneficiary of the VIE.

Under the terms of the VIE Agreements, CIH has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the exclusive technical consultancy and services agreement; (ii) the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE; (iii) the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under PRC law. Accordingly, the financial statements of the VIE are consolidated in the Company’s combined and consolidated financial statements.

Under the terms of the VIE Agreements, the VIE’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to CIH. All of the equity (net assets) and net loss of the VIE are attributed to CIH.

The key terms of the VIE Agreements are as follows:

Equity Pledge Agreement. Pursuant to the equity pledge agreement, each nominee equity holder of the VIE has pledged all of his or her equity interest in the VIE to guarantee the VIE’s performance under the exclusive technical consultancy and services agreement. If the VIE or its nominee equity holder breach their contractual obligations under this agreement, WFOE, as pledgee, will be entitled to certain rights regarding the pledged interests, including receiving proceeds from the auction or sale of all or part of the pledged interests of the VIE in accordance with the law. Each nominee equity holder of the VIE agrees that, during the term of the equity pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of WFOE. WFOE also has the right to receive dividends of the VIE from its nominee equity holder. The equity pledge agreements remain effective for 10 years commencing from June 11, 2018 and can be extended at the sole discretion of WFOE. The pledge was registered with the relevant local administration for industry and commerce in July 2018 and will remain binding until the VIE and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of the VIE in good faith.

Shareholders’ Proxy Agreement. Under the shareholders’ proxy agreement, the nominee equity holders agreed to irrevocably entrust WFOE to exercise their rights as the registered equity holders of the VIE to attend shareholders’ meetings, cast votes on all matters of the VIE requiring shareholder approval. WFOE may assign part or all of these proxy rights to its designated employees. WFOE will be indemnified for any loss under this agreement. This agreement will also be binding upon successors of the parties or transferees of the parties’ equity interests. This agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors.

Exclusive Technical Consultancy and Services Agreement. Under the exclusive technical consultancy and services agreement among WFOE and the VIE, WFOE has the exclusive right to provide the VIE with technical services relating to its business. In exchange for these services, the VIE has agreed to make monthly payments to the service provider for such services at an amount determined by the time consumed, the seniority of employees of WFOE providing services to the VIE and amounts agreed by WFOE and the VIE for services provided. Without WFOE’s prior written consent, the VIE agrees not to accept the same or any similar services provided by any third party. WFOE own the intellectual property rights arising out of the performance of this agreement. The agreement has an original term of 10 years commencing from June 11, 2018 which can be extended by WFOE at their sole discretion, or can be terminated by WFOE upon 30 days’ advance notice.

Operating Agreement. Under the operating agreement, WFOE has undertaken to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of the VIE under its business contracts with third parties. In return, the VIE is required to pledge its accounts receivable and mortgage all of its assets as counter security to WFOE. Each of the VIE and the nominee equity holders has agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the VIE without the prior written consent of WFOE. The agreement has an original term of 10 years which can be extended prior to the expiration with written confirmation from WFOE, or can be terminated by WFOE upon 30 days’ advance notice.

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreements, each equity holder of the VIE has irrevocably granted CIH and WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the equity interests in the VIE. The purchase price shall be the minimum price permitted under PRC law. Without CIH and WFOE’s prior written consent, the VIE shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), conduct mergers or acquisitions or make any investments, or distribute dividends to the shareholders. Each shareholder of the VIE has agreed that, without CIH and WFOE’s prior written consent, he or she will not dispose his or her equity interests in the VIE or create or allow any encumbrance on their equity interests. Moreover, without CIH and WFOE’s prior written consent, no dividend will be distributed to the VIE’s equity holders, and if any of the equity holders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the equity holder must give such profit, interest, dividend and proceeds to CIH and WFOE or their designated person(s). The agreement has an original term of 10 years commencing from June 11, 2018 which can be extended at the sole discretion of CIH and WFOE.

Loan Agreement. Pursuant to the loan agreement among WFOE and the equity holders of the VIE, WFOE made loans in an aggregate amount of RMB1.5 million to the equity holders of the VIE solely for making contributions to the business development of the VIE. Pursuant to the loan agreement, the equity holders of the VIE shall repay the loan by transfer of all his or her equity interest in the VIE to WFOE or their designated person(s). The equity holders of the VIE must pay all of the proceeds from sale of such equity interests to WFOE. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to operate the value added  telecommunication service business and CIH and WFOE elect to exercise its exclusive equity purchase option. The loan agreement has an original term of 10 years commencing from June 11, 2018 which will be automatically extended until WFOE agree and is permitted to directly hold the equity interest of the VIE under applicable laws of the PRC. The equity holders of the VIE shall not repay such loans in advance unless it is otherwise provided in this agreement.

The Company relies on the VIE Agreements to operate and control the VIE. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant delay or other obstacles in the process of enforcing these contractual arrangements, it may not be able to exert effective control over the VIE and relevant rights and licenses held by it which the Company requires in order to operate its business, and its ability to conduct its business may be negatively affected.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

(a)         revoking the business and operating licenses of the Company;

(b)         levying fines on the Company;

(c)          confiscating any of the income that they deem to be obtained through illegal operations;

(d)         shutting down the Company’s services;

(e)          discontinuing or restricting the Company’s operations in China;

(f)           imposing conditions or requirements with which the Company may not be able to comply;

(g)          requiring the Company to change its corporate structure and contractual arrangements;

(h)         restricting or prohibiting the use of the proceeds from overseas offering to finance the Company’s VIE’s business and operations; and

(i)             taking other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIE or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIE in its combined and consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIE is remote based on current facts and circumstances.

The Company’s involvement with VIE under the VIE Agreements affected the Company’s combined and consolidated financial position, results of operations and cash flows as indicated below. All intercompany transactions and balances with the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

The assets and liabilities of the VIE that were included in the accompanying combined and consolidated financial statements as of December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
Total assets	1,429	1,113
Total liabilities	63	452

The financial performance and cash flows of the VIE that were included in the accompanying combined and consolidated financial statements for the years ended December 31, 2018 and 2019 are as follows:

	For the Year Ended December 31,
	2018	2019
Revenues	—	26
Net loss	(134)	(705)
Net cash used in operating activities	(71)	(318)
Net cash provided by financing activities	1,500	—

Net cash provided by financing activity represents capital injection in the VIE by nominee equity holders, which was eliminated upon consolidation.

In accordance with the VIE Agreements, CIH has the power to direct the activities of the VIE. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for the registered capital of the VIE in the amount of RMB1,500 as of December 31, 2019. None of the assets of the VIE have been pledged or collateralized. The creditors of the VIE do not have recourse to the general credit of CIH and WFOE.

2.              Significant accounting policies

(a)         Basis of Presentation and Principles of Consolidation

The accompanying combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’).

In connection with the Company’s separation from Fang, the direct and indirect equity interests of all of the Company’s operating subsidiaries and intermediate holding companies were transferred from Fang to the Company, when the Company was still one of Fang’s subsidiaries, through a series of transactions, which were completed in May 2019.  As a result of these transactions, the Company assumed all of the business and operations of real estate information, analytics and marketplace services business from Fang by acquiring the relevant portion of the businesses historically not conducted by the Company.  The Company separated from Fang on June 11, 2019, becoming an independent publicly traded company as a result of a pro rata distribution of all outstanding shares of CIH ordinary shares to shareholders of Fang.

The financial statements presented herein represent (i) prior to June 11, 2019, the combined financial statements of Fang’s real estate information, analytics and marketplace services business when the Company was a wholly owned subsidiary of Fang and (ii) subsequent to June 11, 2019, the consolidated financial statements of the Company as a separate publicly traded company following its separation from Fang.

The combined financial statements have been prepared on a stand-alone basis and are derived from Fang’s consolidated financial statements and underlying accounting records. The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Company either through specific identification or allocation.

Allocation of Expenses

Prior to the separation, Fang has historically performed centralized functions on behalf of the Company. Accordingly, certain Fang’s costs have been allocated to the Company and reflected as expenses in the combined and consolidated financial statements for the years ended December 31, 2017 and 2018, and the period between January 1, 2019 and June 11, 2019. Expense allocation primarily relate to centralized functions, including finance, accounting, treasury, tax, legal, internal audit and human resources functions. In addition, expense allocations include, among other costs, IT maintenance and professional fees. All of the allocations of costs are deemed to have been incurred and settled through parent company deficit in the period when the costs were recorded. The allocations of costs were based on the number of staff of the Company relative to Fang’s total number of staff, or the Company’s revenues relative to Fang’s total revenues, where appropriate. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical parent expenses attributable to the Company. The expenses reflected in the combined and consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate, stand-alone entity. It is not practicable to estimate actual costs that would have been incurred had the Company been a stand-alone company during the periods presented. Following the separation from Fang, the Company performs these functions using its own resources or purchased services.

The following table sets forth cost of revenues, selling and marketing expenses, and general and administrative expenses, allocated from Fang for the years ended December 31, 2017 and 2018, and the period between January 1, 2019 and June 11, 2019:

	For the Year Ended December 31,		For the period between January 1 and June 11,
	2017	2018	2019
Cost of revenues	3,853	4,622	2,309
Selling and marketing expenses	2,218	441	305
General and administrative expenses	5,410	4,856	1,723
Total	11,481	9,919	4,337

Cash Management and Treasury

The Company funds its operations through cash generated from operating activities. Prior to June 11, 2019, excess cash has historically been repatriated to Fang through intercompany advances. Transfers of cash both to and from Fang are included within parent company investment (deficit) on the combined statements of equity (deficit). Fang has issued debt for general corporate purposes but in no case has any such debt been guaranteed or assumed by the Company or otherwise secured by the assets of the Company. As Fang’s debt and related interest is not directly attributable to the Company, no such amounts have been allocated to the combined financial statements before the separation.

Parent Company Deficit

Parent company deficit in the combined and consolidated balance sheets represents Fang’s historical investment in the Company, the Company’s accumulated net earnings after income taxes, and the net effect of transactions with and allocations from Fang prior to June 11, 2019. The combined and consolidated statements of equity (deficit) include net cash transfers to and from Fang and the Company. All intercompany transactions that are not cash settled through parent company deficit in the accompanying combined and consolidated balance sheets are considered to be settled at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in financing activities in the accompanying combined and consolidated statements of cash flows. Upon the separation, parent company deficit formed the Company’s ordinary shares, treasury shares and capital deficit.

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and the VIE. All intercompany transactions and balances among the Company, its wholly-owned subsidiaries and the VIE have been eliminated upon consolidation.

(b)         Use of Estimates

The preparation of the combined and consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant items subject to such estimates and assumptions include the collectability of accounts receivable, estimated stand-alone selling prices of performance obligations, the accruals for tax uncertainties and allocation of expenses, fair value of the warrants and share-based compensation awards, and the incremental borrowing rate used in calculating operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

(c)          Foreign Currency

The functional currency of the Company’s non-PRC subsidiaries is United States Dollars (“US$”), whereas the functional currency of the Company’s PRC subsidiaries and the VIE is Chinese Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in general and administrative expenses in the combined and consolidated statements of comprehensive income.

The Company uses RMB as its reporting currency. Assets and liabilities of entities with functional currencies other than RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the reporting period. The resulting foreign currency translation adjustment are recorded in accumulated other comprehensive income within equity.

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

(d)         Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which have original maturities of three months or less at the date of purchase and are readily convertible to known amounts of cash.

Cash and cash equivalents maintained at banks consist of the following:

	As of December 31,
	2018	2019

RMB denominated bank deposits with financial institutions in the PRC	162,292	182,180
RMB denominated bank deposits with financial institutions in Hong Kong Special Administrative Region (“HK SAR”)	727	1,212
US dollar denominated bank deposits with a financial institution in HK SAR	970	1,904
HK dollar denominated bank deposits with a financial institution in HK SAR	177	264
USD denominated bank deposits with a financial institution in BVI	—	28,494

(e)          Short-term Investments

Short-term investments include financial products, which are mainly deposits with variable interest rates placed with financial institutions. The Company classifies the financial products as available-for-sale securities, which are recorded at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

During the years ended December 31, 2017, 2018 and 2019, the Company invested RMB500,000, RMB1,300,000 and RMB340,000 in financial products managed by a financial institution in the PRC. The terms of the financial products range between 7 days and 76 days. The Company recorded a gain of RMB2,129, RMB4,842 and RMB714 on the financial products, which was included in gains on sale of short-term investments in the combined and consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019, respectively. The financial products matured before December 31, 2017 and 2018, respectively. The balance of RMB125,000 was recorded in the consolidated balance sheet as of December 31, 2019, including RMB70,000 and RMB55,000 acquired on December 25 and December 18,

2019, and matured on January 13 and January 17, 2020, respectively.

(f)            Property and Equipment, Net

Property and equipment are stated at cost less depreciation and any impairment.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life

Electronic equipment	3 to 5 years
Office furniture	5 years
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(g)         Operating Leases

The Company leases premises for offices under non-cancellable operating leases. There are no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

The Company early adopted Accounting Standard Codification  (“ASC”) Topic 842 Leases, as of January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019, and has not recast the comparative years presented in the combined and consolidated financial statements.

Prior to the adoption of ASC Topic 842, operating leases were not recognized on the balance sheet of the Company, but payments made under operating lease are charged to the combined and consolidated statements of comprehensive income on a straight-line basis over the term of underlying lease.

Upon adoption of ASC Topic 842, Right of use (“ROU”) assets and lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. As the rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The incremental borrowing rate is primarily influenced by the risk-free interest rate of China, the Company’s credit rating and lease term.

The Company has elected not to recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less and recognizes a single lease cost on a straight-line basis over the remaining lease term for the operating leases.

(h)         Impairment of Long-lived Assets

Long-lived assets, including property and equipment and right of use assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.

(i)            Revenue Recognition

The Company derives revenues by (i) providing data and analytics services, including database subscription and customized analytics services and (ii) providing marketplace services, including promotion services and listing services.

Periods prior to January 1, 2018

Prior to January 1, 2018, revenues for each type of service were recognized only when the following criteria were met: (a) persuasive evidence of an arrangement exists; (b) price is fixed or determinable; (c) delivery of services has occurred; and (d) collectability is reasonably assured.

For multiple-element arrangements involving a combination of data and analytics services, promotion services and listing services, the Company allocated revenue to all deliverables based on their relative selling prices. The Company used a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VOSE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of selling price (“ESP”). VSOE generally existed only when the Company sold the deliverable separately and was the price actually charged by the Company for that deliverable. ESPs reflected the Company’s best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

Value-added taxes (“VAT”) and surcharges collected from customers and remitted to governmental authorities were presented on a gross basis, and included in both revenues and cost of revenues. For the year ended December 31, 2017, VAT and surcharges was RMB18,889.

All service fees received in advance of the provision of services were initially recorded as deferred revenue and subsequently recognized as revenues when the related services were performed by the Company.

Information and Analytics Services

Data Services

The Company derives revenues by providing access and analytics tools, including appraisal and rating modules, and city maps, based on its proprietary database of commercial real estate information, typically through a fixed monthly fee for its subscription-based services. Revenues from subscription-based services were recognized on a straight-line basis over the subscription period.

Analytics Services

Revenues derived from customized research reports were recognized when the Company delivered the reports to customers. There are no contractual customer acceptance provisions. For the year ended December 31, 2017, sales returns were minimal.

The Company provides data monitoring and survey services over a period of time, generally less than one year. Revenues were recognized on a straight-line basis over the term of the agreement. See Note 9 in details of analytics services revenue from Fang.

Marketplace Services

Promotion Services

The Company offers promotion services, consisting of a number of online and offline themed campaigns, including industry forums, periodic updates and online promotions to its customers to promote their brands. The arrangement contained a number of defined but not identical or similar acts to be performed over the period of one year. The deliverables under the arrangement were treated as a combined unit of accounting as each of the deliverable did not have standalone value. The costs related to each separate deliverable were not determinable. Revenues of promotion services were recognized on a straight-line basis over the period of one year.

Listing Services

Listing services comprise of commercial property listing and agent services for commercial properties.

Commercial listing services entitle customers to post and make changes to information for commercial properties on the website and mobile apps for a specified period of time, which typically range from one to three months, in exchange for a fixed fee. Revenues were recognized on a straight-line basis over the service period.

The Company also acts as an agent on behalf of Fang on listing services for commercial properties. Revenues were recognized when Fang and its customers entered into a sales contract, and reported on net basis as the Company was not the primary obligor in the transactions, did not have general inventory risk and did not have reasonable latitude to establish the exchange price with a customer for the services. See Note 9 for details of listing services revenue from Fang.

Periods commencing January 1, 2018

Since the early adoption of Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers starting from January 1, 2018, the Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value-added taxes). For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The Company’s contracts with customers often include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price (“SSP”) for each distinct performance obligation. In instances where SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Information and Analytics Services

Data Services

The Company derives revenues by providing access and analytics tools, including appraisal and rating, and land modules, based on its proprietary database of commercial real estate information, typically through a fixed monthly fee for its subscription-based services. The Company determines that the customer simultaneously receives and consumes benefits provided by the Company’s performance as the Company performs during the term of the contract and the earning process is straight-line. Revenues from subscription-based services are recognized on a straight-line basis over the subscription period.

Analytics Services

The Company derives revenues by providing customized research reports to customers. There are no contractual customer acceptance provisions. Revenues from customized research reports are recognized when the Company delivers the reports to customers, which is when the control over the report has been transferred to customers.

The Company provides data monitoring and survey services over a period of time, generally less than one year. Revenues are recognized on a straight-line basis over the term of the agreement since the customer simultaneously receives and consumes benefits provided by the Company’s performance as the Company performs during the term of the contract and the earning process is straight-line. See Note 9 in details of analytics services revenue from Fang and other related parties.

Marketplace Services

Promotion Services

The Company offers promotion services, consisting of a number of online and offline themed campaigns, including industry forums, periodic updates and online promotions to its customers to promote their brands. The promotion services contain a number of defined but not identical or similar activities to be performed over the period of one year. These activities are to fulfill the promotion service and are not separate promises in the contract. The Company determines that each day of the promotion service is distinct because the customer can benefit from each increment of service on its own (that is, it is capable of being distinct) and each increment of service is separately identifiable because no day of service significantly modifies or customizes another and no day of service significantly affects either the Company’s ability to fulfill another day of service or the benefit to the customer of another day of service. The Company determines that it is providing a series of distinct goods or services because the services provided each day are substantially the same, the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs, and the same measure of progress would be used to measure the Company’s progress toward satisfying its promise to provide the promotion services. Revenues of promotion services are recognized on a straight-line basis over the period of one year.

Listing Services

Listing services comprise of commercial property listing and listing agent services for commercial properties.

Commercial listing services entitle customers to post and make changes to information for commercial properties on the website and mobile apps for a specified period of time, which typically range from one to three months, in exchange for a fixed fee. Revenues are recognized on a straight-line basis over the service period. The Company determines that its performance pattern to be straight-line since the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs during the term of the contract and the earning process is straight-line.

The Company also acts as an agent on behalf of Fang on listing services for commercial properties. The Company determines that it acts as an agent for the listing service because it does not obtain control of the listing service from Fang before the service is transferred to the customer. Revenues are recognized when Fang and its customers enter into a sales contract and reported on net basis. See Note 9 for details of listing services revenue from Fang.

Contract Balances

The Company bills its customers based upon contractual schedules, which normally is based on the passage of time. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities (i.e. deferred revenue). Accounts receivable are recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the combined and consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2018 and 2019, the Company does not have any off-balance-sheet credit exposure related to its customers. An allowance for doubtful accounts of RMB nil and RMB4,842 were recorded as of December 31, 2018 and 2019, respectively. There were no write-offs of accounts receivable for the years ended December 31, 2017, 2018 and 2019.

Deferred revenue (a contract liability) is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer.

(j)            Advertising Expenses

Advertising costs are expensed as incurred and included in selling and marketing expenses in the combined and consolidated statements of comprehensive income. For the years ended December 31, 2017, 2018 and 2019, advertising expenses were RMB1,769, RMB805 and RMB5,270, respectively.

(k)         Research and Development Expenses

Research and development expenses are expensed as incurred. The Company has reclassified research and development expenses in the amount of RMB17,219 and RMB20,761 for the years ended December 31, 2017 and 2018, respectively, to general and administrative expenses, instead of presenting them separately, in the Company’s combined and consolidated statements of comprehensive income, to conform to its current year presentation. Research and development expenses was RMB32,032 for the year ended December 31, 2019.

(l)            Employee Benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 25.35% to 43.1% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the combined and consolidated statements of comprehensive income when the related service is provided. For the years ended December 31, 2017, 2018 and 2019, the costs of the Company’s obligations to the defined contribution plans amounted to RMB13,129, RMB15,006 and RMB14,281 respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(m)      Government Grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s combined and consolidated statements of comprehensive income when the grant becomes receivable. The government grants with certain operating conditions are recorded as liabilities when received and will be recorded as government grant when the conditions are met. RMB868, RMB1,395 and RMB903 of government grants were recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

(n)         Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the combined and consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company recognizes in its financial statements the impact of a tax position if that position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties recognized related to an unrecognized tax benefits are classified as income tax expense in the combined and consolidated statements of comprehensive income.

(o)         Share Based Compensation

Prior to the separation, certain of the Company’s employees participate in Fang’s share-based compensation plans.

All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values.

The Company recognizes compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, the Company recognizes compensation cost on a tranche-by-tranche basis. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

The cancellation of an award and the concurrent grant of a replacement award are accounted for as a modification of the terms of the cancelled award. Modification accounting is applied if there is a change in the fair value or vesting conditions of the cancelled and replacement award, or a change in the classification of the cancelled and replacement award. In modification in which the employee agrees to a longer vesting period in exchange for a repriced fully vested option, the Company accounts for the incremental fair value of the award calculated at the date of the modification and recognizes the amount over the newly established service period of the modified award. In modification in which the employee agrees to a longer vesting period in exchange for a repriced unvested option, the Company separately accounts for the incremental fair value computed for the modification and recognizes the amount over the total remaining requisite service period with any remaining amount of unamortized compensation cost from the original award over the remaining portion of the original requisite service period.

(p)         Treasury Shares

Treasury shares is accounted for under the cost method. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of earnings per share.

(q)         Statutory Reserves

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Company’s PRC subsidiaries registered as WFOEs have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of PRC (“PRC GAAP”)) to a general reserve fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company.

In addition, in accordance with the Company Laws of the PRC, the Company’s PRC subsidiaries and the VIE registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the statutory reserves is restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

As of December 31, 2016, the statutory reserve has reached 50% of the registered capital of the Company’s PRC subsidiaries. The accumulated balance of the statutory reserves as of December 31, 2018 and 2019 were RMB2,765 and RMB2,765, respectively.

(r)           Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(s)           Segment Reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making decisions about the allocation of resources to and the assessment of the performance of the segments of the Company. Management has determined that the Company has one operating segment, which is the real estate information, analytics and marketplace services segment. Substantially all of the Company’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(t)            Fair Value Measurements

The Company applies ASC Topic 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

·                  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

·                  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

·                  Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivable, amount due from related parties, accounts payable, amounts due to related parties, income tax payable, accrued expenses and other liabilities, long-term lease liabilities and warrants.

The carrying amounts of cash and cash equivalents, accounts receivable, amount due from related parties, accounts payable, amounts due to related parties, income tax payable and accrued expenses and other liabilities as of December 31, 2018 and 2019, approximate their fair values due to short maturity.

Short-term investments include financial products issued by a financial institution, which are valued based on prices per units quoted by the financial institution. They are categorized in Level 2 of the fair value hierarchy.

The Company classifies the warrants within Level 3 in the fair value hierarchy because it utilizes unobservable inputs to determine their fair value on a recurring basis.

The carrying amount of long-term lease liabilities approximates fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company’s non-financial assets, such as property and equipment and right of use assets, would be measured at fair value only if they were determined to be impaired.

(u)         Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares or ordinary share equivalents outstanding during the period using the two-class method. Vested restricted shares are included in the calculation of the weighted-average number of shares of ordinary shares as ordinary share equivalents. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares used in calculating basic net earnings per ordinary share and dilutive ordinary equivalent shares outstanding during the period. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options and unvested restricted shares (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(v)          Recently Issued Accounting Standards

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Company is currently evaluating the effect of the disclosure requirements of ASU 2018-13 will have on its consolidated financial statements and does not expect the impact to have a material effect.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC Topic 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-13 will be applied for the fiscal year ending December 31, 2023. The Company is currently evaluating the impact of adopting this standard on its combined and consolidated financial statements.

3.              ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable, net of allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2018	2019

Accounts receivable	15,534	29,085
Allowance for doubtful accounts	—	(4,842)
Accounts receivable, net of allowance for doubtful accounts	15,534	24,243

The movement of the allowance for doubtful accounts for the year ended as of December 31, 2019 is as follows:

	For the Year Ended December 31,
	2018	2019
Balance as of the beginning of the year	—	—
Additions charged to bad debt expense	—	4,842
Balance as of the end of the year	—	4,842

4.              RIGHT OF USE ASSETS

The Company leases offices from Fang and third parties. The Company has elected not to recognize ROU assets or lease liabilities for leases from third parties with an initial term of 12 months or less.

The Company entered a lease framework agreement (the Agreement) with Fang, pursuant to which the Company leases offices from Fang’s wholly-owned subsidiaries at annual rental fee of RMB7,621. The Agreement is effective from January 1, 2018 with initial lease term of 10 years. As of December 31, 2018, the lease prepayment to these Fang’s wholly-owned subsidiaries were RMB1,970. The balance was reclassified into the balance of ROU assets as of January 1, 2019, as the result of adoption of ASC Topic 842.

The following table summarizes the effect on the combined balance sheets as a result of adopting ASC Topic 842.

	As of December 31, 2018	Effect of Adoption	As of January 1, 2019
	RMB	RMB	RMB
Prepaid expenses and other current assets	1,970	(1,970)	—
Right-of-use assets	—	54,579	54,579
Long-term lease liabilities	—	(52,609)	(52,609)

The Company adopted ASC Topic 842 on January 1, 2019, using a modified retrospective method for the lease. ROU assets and lease liabilities are recognized for the operating leases under the Agreement based on the present value of lease payments over the remaining lease term of 9 years as of January 1, 2019. As the rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate of 4.83% in determining the imputed interest and present value of lease payments.

The ROU assets and the amortization were summarized as follows:

As of December 31, 2019

Right of use assets	54,579
Less: Accumulated amortization	(4,984)
Right of use assets	49,595

Cash paid for amounts included in the measurement of operating lease liabilities was RMB17,567 for the year ended December 31, 2019.

Rental expense was allocated to the following expense items:

For the Year Ended December 31, 2019
Cost of revenues	2,108
General and administrative expenses	1,802
Selling and marketing expenses	3,711
Total rental expenses	7,621

Maturities of the lease liabilities as of December 31, 2019 were as follows:

Years Ended December 31,	RMB’000
2020	—
2021	3,326
2022	7,621
2023	7,621
2024	7,621
Thereafter	22,863
Total undiscounted lease payments	49,052
Less: Imputed interest	(11,373)
Present value of lease liabilities balance	37,679
Amounts due within 12 months	—
Long-term lease liabilities	37,679

Amounts of lease liabilities due within 12 months was nil, as the Company prepaid RMB11,916 to Fang for rental expenses as of December 31, 2019, which was included in the balance of right-of-use assets.

As previously disclosed in the combined financial statements for the year ended December 31, 2018 and under the previous lease standard (Topic 840), future minimum annual lease payments for the year subsequent to December 31, 2018 and in aggregate were as follows:

RMB’000
2019	5,651
2020	7,621
2021	7,621
2022	7,621
2023 and thereafter	38,105
66,619

Rent expenses incurred under operating leases were RMB12,108 and RMB7,861 for the years ended December 31, 2017 and 2018, respectively, which included rent expenses on offices leased from third parties with an initial term of 12 months or less.

5.              ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019

Accrued payroll and employee benefits	59,176	61,190
Others	20,356	23,060
Total	79,532	84,250

Others mainly include value added tax and other tax payables.

6.              Other non-current liabilities

		As of December 31,
	Note	2018	2019
Unrecognized tax benefits	8	15,496	38,383
Warrants		—	1,374

Total		15,496	39,757

Fang issued convertible notes to certain institutional investors in 2015, and an aggregate amount of US$250 million of such convertible notes remained outstanding as of June 11, 2019. These convertible notes bear an interest rate of 1.5% per annum until due in 2022. The holders have the right, from time to time, to convert all or any portion of the convertible notes into Fang’s Class A ordinary shares at an initial conversion rate of 27.9086 Fang’s Class A ordinary shares per US$1,000 principal amount, subject to adjustment under the terms of the convertible notes. In connection with the separation and distribution, the Company agreed to issue a warrant to each of the holders of such convertible notes, which entitled them to purchase for nominal consideration such number of CIH’s Class A ordinary shares as calculated based on the number of Fang Class A ordinary shares upon the assumed conversion of the convertible notes immediately prior to or on the record date if and only if such holders subsequently decide to convert the convertible notes. The holders will be able to purchase up to 6,977,150 Class A ordinary shares in the aggregate based on the initial conversion rate into Fang’s Class A ordinary shares and a one-for-one distribution rate into CIH’s Class A ordinary shares. In the event that holders subsequently decide not to convert the convertible notes, and instead, demand payment of principal and accrued interest upon maturity of the convertible notes, the warrant will be canceled and the right to purchase CIH’s Class A ordinary shares will be forfeited. In addition, the Company also agreed to provide a guarantee for the benefit of the holders, under which the Company is liable to the payment obligations under the convertible notes in the event that Fang fails to discharge its primary payment obligations under the convertible notes or certain circumstances relating to the Company, including, among others, change-in-control transactions or certain fundamental changes to the Company’s share capital.

On October 28 and December 31, 2019, Fang repurchased portion of the convertible notes from certain holders in an amount of US$55 million and US$28 million, respectively. The relative warrants were cancelled and the right to purchase the CIH’s Class A ordinary shares was forfeited, correspondingly. As of December 31, 2019, the remaining contractual life of the warrants was 2.80 years.

The following is a summary of the outstanding and exercisable warrants balance:

As of December 31, 2019:

Number of Warrants
Outstanding as of January 1	—
Issuance	6,977,150
Cancelled	(2,314,739)
Outstanding as of December 31	4,662,411

The Company accounted for these warrants at fair value with changes in fair value recorded in earnings at each reporting period.

The fair values of the warrants as of June 11, 2019 and December 31, 2019 were calculated using the binomial option pricing model with the following assumptions:

	As of June 11, 2019	As of December 31, 2019

Expected volatility	39~40%	42%
Expected dividends yield	nil	nil
Expected term (in years)	3.29~3.40 years	2 .73~2 .84 years
Risk-free interest rate per annum	1.89%	1.6%

The table below reflects the components effecting the change in fair value for the year ended December 31, 2019:

For the Year Ended December 31, 2019
Balance as of January 1	—
Issuance	207
Change in fair value	1,152
Foreign currency translation adjustment	15
Balance as of December 31	1,374

7.              REVENUES

Revenues consist of the following:

	For the Year Ended December 31,
	2017	2018	2019
Information and analytics services
Data services	91,829	125,147	138,643
Analytics services	65,529	81,054	129,905
Subtotal	157,358	206,201	268,548
Marketplace services
Promotion services	168,024	189,718	244,154
Listing services	9,655	25,105	66,948
Subtotal	177,679	214,823	311,102
Total	335,037	421,024	579,650

The Company adopted ASC Topic 606 as of January 1, 2018. The Company applied ASC Topic 606 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new revenue recognition, while prior period amounts are not adjusted and continue to be reported in accordance with ASC Topic 605, Revenue Recognition.

The adoption of new revenue standard did not impact retained earnings as of January 1, 2018. The Company’s revenues are presented net of value-added tax collected on behalf of governments starting from January 1, 2018. Prior to January 1, 2018, value-added tax collected on behalf of governments were presented as gross in both revenues and cost of revenues. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling and marketing expenses when incurred.

Changes in the Company’s deferred revenue for the years ended December 31, 2018 and 2019 are presented in the following table:

	For the Year Ended December 31,
	2018	2019
Deferred revenue as of January 1	137,860	143,254
Cash received in advance, net of VAT	423,354	544,140
Revenue recognized from opening balance of deferred revenue	(127,630)	(142,697)
Revenue recognized from deferred revenue arising during current year	(282,087)	(341,166)
Reclassification of VAT payable as of January 1, 2018 as a result of adoption of ASC Topic 606	(8,243)	—
Deferred revenue as of December 31	143,254	203,531

The Company has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

8.              TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiaries incorporated in the BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by the entity to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

Income tax returns of PRC subsidiaries and the VIE are filed on an individual entity basis. The Company has calculated its income tax provision using the separate return method in these combined and consolidated financial statements.

Beijing Zhong Zhi Shi Zheng, one of the Company’s PRC subsidiaries obtained the HNTE certificate in November 2015 and renewed it in September 2018, hence was entitled to the preferential income tax rate of 15% for the years between December 31, 2015 to December 31, 2020.

Xinjiang Zhong Zhi, one of the Company’s PRC subsidiaries was entitled to a tax holiday for five years starting from 2017, because it was established in the Xinjiang Huoerguosi Economic and Technological Development Zone.

Xinjiang Zhong Zhi Shi Zheng, one of the Company’s PRC subsidiaries was entitled to a tax holiday for five years starting from the year when it generates revenues, because it was established in the Xinjiang Huoerguosi Economic and Technological Development Zone. As of December 31, 2019, Xinjiang Zhong Zhi Shi Zheng has not generated any revenues.

Beijing Zhong Zhi Xun Bo, one of the Company’s PRC subsidiaries obtained the Software Enterprise status with effect from January 1, 2013. Accordingly, Beijing Zhong Zhi Xun Bo was entitled to two-year EIT exemption for the years ended December 31, 2013 and 2014 and a reduced EIT rate of 12.5% for the years ended December 31, 2015, 2016 and 2017. Beijing Zhong Zhi Xun Bo obtained the HNTE certificate in September 2018, hence was entitled to the preferential income tax rate of 15% in the years ended December 31, 2018, 2019 and 2020.

The PRC tax authorities have up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2015 through 2019 remain open to examination by the respective taxing jurisdictions.

The components of income before income taxes are as follows:

	For the Year Ended December 31,
	2017	2018	2019

PRC	148,443	194,154	291,928
HK	590	1,314	(427)
Cayman Islands	—	—	(1,354)
BVI	(10)	—	41
Total income before income taxes	149,023	195,468	290,188

The Company’s income tax expense recognized in the combined and consolidated statements of comprehensive income consists of the following:

	For the Year Ended December 31,
	2017	2018	2019

Current income tax expense - PRC	20,870	29,719	44,737
Current income tax expense - HK	—	329	—
Total income tax expense	20,870	30,048	44,737

The actual income tax expense reported in the combined and consolidated statements of comprehensive income for each of the years ended December 31, 2017, 2018 and 2019 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	For the Year Ended December 31,
	2017	2018	2019
PRC statutory income tax rate	25%	25%	25%
Increase (decrease) in effective income tax rate resulting from:
Research and development bonus deduction	(2.9)%	(1.7)%	(3.3)%
Non-deductible selling, general and administrative expenses	1.9%	1.6%	1.4%
Effect of preferential tax rates	(9.9)%	(9.5)%	(9.1)%
Change in valuation allowance	—	—	0.1%
Non-taxable income	(0.1)%	—	—
Interest and penalties on unrecognized tax benefits	—	—	1.3%
Actual income tax rate	14.0%	15.4%	15.4%

The principal components of deferred income tax assets are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred income tax assets
Net operating loss carry forwards	78	273
Long-term lease liabilities	—	5,652
Less: Valuation allowance	(78)	(273)

Total deferred income tax assets, net	—	5,652

Deferred income tax liabilities
Right of use assets	—	5,652

Total deferred income tax liabilities	—	5,652

Net deferred income tax assets	—	—
Net deferred income tax liabilities	—	—

The movements of the valuation allowance are as follows:

	For the Year Ended December 31,
	2017	2018	2019
Balance as of the beginning of the year	—	(24)	(78)
Additions of valuation allowance	(24)	(54)	(195)
Balance as of the end of the year	(24)	(78)	(273)

The valuation allowance as of December 31, 2018 and 2019 were primarily provided for the deferred income tax assets of certain Company’s PRC subsidiaries and the VIE, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2019, the Company had net operating loss from certain of its PRC subsidiaries and the VIE of RMB1,126, which can be carried forward to offset future taxable profit. The net operating loss of RMB2, RMB95, RMB215 and RMB814 will expire by 2022, 2023, 2024 and 2025, if unused.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits, exclusive of related interest and penalties, for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the Year Ended December 31,
	2017	2018	2019
Balance as of the beginning of the year	—	—	15,496
Increase relating to prior year tax positions	—	—	6,051
Increase related to current year tax positions	—	15,484	13,157
Foreign currency translation adjustment	—	12	6
Balance as of the end of the year	—	15,496	34,710

As of December 31, 2018 and 2019, the Company had recorded RMB15,496 and RMB34,710 as an accrual for unrecognized tax benefits, and nil and RMB3,673 as related interest and penalties, respectively, which are included in other non-current liabilities. The unrecognized tax benefits represent the estimated tax expenses the Company would be required to pay, should the deductible expenses for tax purpose recognized in accordance with tax laws and regulations. The unrecognized tax benefits would impact the effective tax rate if recognized. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

For the years ended December 31, 2017, 2018 and 2019, the Company recognized nil, nil and RMB3,673 in income tax expenses for interest and penalties related to unrecognized tax benefits, respectively.

9.              RELATED PARTY TRANSACTIONS

For the years ended December 31, 2017, 2018 and 2019, significant related party transactions were as follows:

		For the Year Ended December 31,
	Note	2017	2018	2019
Listing service revenue from Fang	9 (1)	3,781	4,543	26,382
Analytics services revenue	9 (2)	350	—	17,296
Costs and expenses allocated from Fang, excluding the share-based compensation costs and expenses related to Fang’s share-based awards	2 (a)	11,481	9,919	4,337
Rent expenses	4	8,544	7,621	7,621
IT service fee	9 (3)	—	—	5,214
Software license fee	9 (4)	—	—	278
Cash advance from related parties	9 (7)	3,815	—	—
Repayment of cash advance from related parties	9 (7)	—	3,815	—
Share-based compensation expenses related to Fang’s share-based awards	9 (8)	6,283	6,808	7,776

As of December 31, 2018 and 2019, prepayments to and amounts due from related parties are as follows:

		As of December 31,
	Note	2018	2019
Prepayments to and amounts due from related parties
Beijing Li Tian Rong Ze Yi Jia Technology Development Co., Ltd.	4	638	—
Beijing Shi Ji Jia Tian Xia Technology Development Co., Ltd.	4	1,332	—
Beihai Long Island Hotel Co., Ltd	9 (2)	—	1,500
Beijing CheTianXia Information Co., Ltd.	9 (2)	—	3,320

Total		1,970	4,820

As of December 31, 2018 and 2019, the amounts due to related parties are as follows:

		As of December 31,
	Note	2018	2019
Amounts due to related parties
Beijing SouFun Science & Technology Development Co., Ltd.	9 (5)	680	—
Fang	9 (6)	—	7,734

Total		680	7,734

(1)         The Company acts as an agent on behalf of Fang on listing services for commercial properties. The Company recorded the revenues on net basis when Fang and its customers enter into a sales contract. On January 1, 2020, the Company and Fang agreed to terminate the cooperation agreement.

(2)         Beijing CheTianXia Information Co., Ltd. (“CheTianXia”), Guangxi Pukai Xingye Hotel Investment Co., Ltd (“Guangxi Pukai”) and Beihai Long Island Hotel Co, Ltd. (“Beihai Long Island”) are companies under the control of Mr. Vincent Tianquan Mo, the Company’s chairman of the board of directors and the controlling shareholder.

On August 26, 2019, the Company entered into a contract with CheTianXia and Guangxi Pukai, pursuant to which the Company was engaged in providing analytics services for the sale of land use right assets and the total contract consideration was RMB20,000, over a period of shorter of (1) eighteen months effective from January 1, 2019 or (2) upon completion of the sales of the assets.

On August 26, 2019, the Company entered into a contract with Beihai Long Island, pursuant to which the Company was engaged in providing analytics services for the sales of properties and the total contract consideration was RMB10,000, over a period of shorter of (1) twelve months effective from July 1, 2019 or (2) upon completion of the sales of the properties.

The transactions were approved by the Company’s Board of Director on August 22, 2019. The Company recognized revenue of analytics services on a cumulative catch-up basis since the effective dates of the contracts and recognized RMB12,579 and RMB4,717 for the year ended December 31,2019, respectively.

(3)         The Company continued to utilize Fang’s server and other IT services after the separation and incurred IT service fee of RMB5,214 during the period from June 11, 2019 to December 31, 2019. The Company paid RMB7,500 to Fang for the IT service in June 2019 and the balance of RMB2,286 represents the IT service fee prepaid to Fang as of December 31, 2019, which was offset with an equivalent amount due to Fang according to the agreement described in Note 9 (6).

(4)         The Company entered into a software license agreement with Fang, pursuant to which, Fang agrees to license the right of using certain of their software at annual royalty fee of RMB500. The term of the software license agreement is 10 years. The agreement is effective from June 11, 2019. RMB278 of software license fee incurred during the period from June 11, 2019 to December 31, 2019 and the Company did not settle the expense in cash in 2019. The balance of RMB278 represents the software license fee payable to Fang as of December 31, 2019, which was offset with an equivalent amount due from Fang according to the agreement described in Note 9 (6).

(5)         Beijing SouFun Science & Technology Development Co., Ltd., a wholly-owned subsidiary of Fang, paid RMB680 on behalf of the Company for legal costs in connection with the spin-off in 2018, which was settled by the Company in cash in 2019.

(6)         After the completion of the separation, there were certain cash collections and cash payments on behalf of each other between the Company and Fang from June 11, 2019 to December 31, 2019. In November 2019, the Company entered into an agreement with Fang to settle all such balances with Fang on a quarterly basis in net amounts. The balance of RMB7,734 as of December 31 ,2019 represents the net amount due to Fang, after offsetting with an equivalent amount due from and prepayments to Fang of RMB56,850.

(7)         The amounts due to Beijing Heng Xin Jia Hua Investment Consulting Limited and Beijing Jin Hua Ming Advertising Limited as of December 31, 2017, both of which were jointly controlled by Mr. Vincent Tianquan Mo, and a third party individual, represent cash advances the Company received from the respective companies. The Company settled the balances of RMB3,815 with these two companies in cash in January 2018.

(8)         Prior to the separation, certain of the Company’s employees participated in Fang’s various Stock Related Award Incentive Plans. Share-based compensation expenses related to Fang’s share-based awards allocated from Fang were RMB6,283, RMB6,808 and RMB7,776 for the years ended December 31, 2017 and 2018, and during the period from January 1, 2019 to June 11, 2019, respectively. See Note 10 in details.

10.       SHARE-BASED COMPENSATION

Prior to the separation, certain of the Company’s employees participated in Fang’s 2010 Stock Related Award Incentive Plan (the “2010 Plan”) and 2015 Stock Related Award Incentive Plan (the “2015 Plan”), which provided employees with certain share-based awards as described below. Accordingly, certain costs related to the Plan have been allocated to the Company and are reflected in cost of revenues and operating expenses in the combined and consolidated statements of comprehensive income.

Stock related award incentive plan of 2010

On August 4, 2010, Fang’s board of directors and shareholders approved the 2010 Plan pursuant to which Fang may issue up to 10% of the total number of ordinary shares, including ordinary shares issuable upon conversion of any preferred shares to its employees. The awards are typically subject to a four-year service vesting condition and performance conditions with a contractual life of ten years.

Stock related award incentive plan of 2015

On June 4, 2015, Fang’s board of directors and shareholders approved the 2015 Plan pursuant to which Fang may issue up to 1.5% of the total number of ordinary shares, including ordinary shares issuable upon conversion of any preferred shares to its directors and employees. The awards are typically subject to a four-year service vesting condition and multiple performance conditions with a contractual life of ten years.

During the year ended December 31, 2017, the board of the directors of Fang approved the grant of options to certain officers and employees of the Company to purchase 8,940 ordinary shares of Fang at exercise prices of US$18.10 per share. These options vest over a period of 4 years. The options have a contractual term of 10 years.

On August 29, 2017 (the ‘‘Replacement Date’’), Fang’s board of directors approved to replace 112,040 share options granted during the years ended December 31, 2016 under the 2015 Plan for 20 employees of the Company with 31,060 share options and 80,980 restricted shares. The exercise price of 31,060 share options was reduced from US$27.20~US$30.00 per share to US$18.10 per share. The replacement awards were subject to graded vesting over four years from the Replacement Date, in which 25% of the awards vest as of the end of each of the next four years. The total incremental share-based compensation of RMB5,548 resulting from the modification is recognized over the new requisite service period. The total unamortized share-based compensation of RMB6,090 resulting from the modification is recognized over the original requisite service period.

On August 29, 2017, Fang’s board of directors approved to grant 37,504 restricted shares to 12 employees. The restricted shares were subject to graded vesting over four years, in which 25% of the awards vest as of the end of each of the next four years.

On June 7, 2019, Fang’s board of directors approved the grant of options to certain officers and employees of the Company to purchase 268,500 ordinary shares of Fang with the exercise price of US$5.85 per share. These options vest over a period of 4 years. The options have a contractual term of 10 years.

In order to protect Fang’s equity awards holders from changes in the awards’ value following the separation, the Company issued the equivalent number of CIH’s equity awards to the holders of Fang’s equity awards (including both the Company and Fang’s employees) with substantially the same remaining vesting terms and conditions as applied to Fang’s equity awards to make them whole under the separation. These CIH equity awards have a nominal exercise price and may be exercisable if and to the extent that the corresponding Fang’s equity awards are exercised. The modified equity awards have the same terms and conditions as the awards held immediately before the separation.

Share options

A summary of Fang’s share options activities held by the Company’s employees for the year ended December 31, 2019 was as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2018	296,701	18.77	5.87	18,813
Granted	268,500	5.85
Transferred (a)	48,810	15.94
Forfeited	(19,245)	7.83
Expired	(4,413)	17.94
Outstanding as of December 31, 2019	590,353	13.03	7.19	—
Vested and expected to vest as of December 31, 2019 (b)	429,353	11.28	4.98	—
Exercisable as of December 31, 2019	268,353	18.72	5.08	—

(a)               reflects Fang’s share options previously granted to Fang’s employees who were transferred to the Company upon the separation

(b)     Vested and expected to vest as of December 31, 2019 represents fully vested Fang’s share options and unvested Fang’s share options held by the Company’s employees, for which the requisite service period has not been rendered but that are expected to vest based on the achievement of a performance condition as of December 31, 2019.

The aggregate intrinsic value was nil as of December 31, 2019, because the exercise price is in excess of the fair value of Fang’s ordinary share as of December 31, 2019.

The fair values of the share options granted by Fang to the Company’s employees for the years ended December 31, 2017 and 2018, and during the period from January 1, 2019 to June 11, 2019 are as follows:

	Year Ended December 31,		For the period between January 1 and June 11,
	2017	2018	2019
	US$	US$	US$
Weighted average grant date fair value of option per share	8.45	—	2.88
Aggregate grant date fair value of options	338,000	—	773,280

Total intrinsic value of Fang’s share options exercised by the Company’s employees for the years ended December 31, 2017, 2018 and 2019 was US$365,694 (equivalent to RMB2,392), US$676,680 (equivalent to RMB4,476) and nil, respectively.

A summary of CIH’s share options activity held by both the Company’s employees and Fang’s employees during the period from June 11, 2019 to December 31, 2019 was as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2018		—	—
Converted from Fang’s share options (a)	7,407,190	0.001
Forfeited	(94,976)	0.001
Expired	(84,243)	0.001
Outstanding as of December 31, 2019	7,227,971	0.001	4.97	26,302,586
Vested and expected to vest as of December 31, 2019 (b)	6,340,010	0.001	4.09	23,071,295
Exercisable as of December 31, 2019	5,452,048	0.001	3.68	19,840,003

(a)          Share options converted from Fang’s share options, including 590,011 and 6,817,179 share options held by the Company’s and Fang’s employees, respectively, as a result of the modification of Fang’s share options prior to the separation.

(b)   Vested and expected to vest as of December 31, 2019 represents fully vested CIH’s share options and unvested CIH’s share options held by the Company’s and Fang’s employees, for which the requisite service period has not been rendered but that are expected to vest based on the achievement of a performance condition as of December 31, 2019.

The aggregate intrinsic value in the table above represents the difference between the fair value of CIH's ordinary share as of December 31, 2019 and the exercise price of CIH’s share options, which may be exercisable if and to the extent that the corresponding Fang's share options are exercised.

As of December 31, 2019, there was RMB5,434 of unrecognized share-based compensation cost related to CIH and Fang’s share options held by the Company’s employees that are expected to be recognized over a weighted-average vesting period of 2.88 years.

Fang and the Company estimated the fair value of share options granted to the Company’s employees as of the date of grant, using the binomial option pricing model with the following assumptions:

	For the period between January 1 and June 11,	For the period between June 11 and December 31,
	2019	2019
Expected volatility	45%	38.7%~45.4%
Expected dividends yield	nil	nil
Expected term (in years)	10 years	0.55~9.99 years
Risk-free interest rate per annum	2.08%	1.9%~2.2%
Exercise multiple	2.2-2.8	2.2~2.8

The volatility assumption was estimated based on the historical volatility of Fang and comparable companies in the same business, with a time horizon close to the expected term of the CIH and Fang’s share options. The dividend yield of nil was based on estimated dividend distribution for the share options granted in the foreseeable future. The expected term was remaining contract life of the share options. The risk-free rate was estimated based on the market yield of US Treasury Bonds and Notes with maturity terms equal to the expected term of the share options. The expected exercise multiple was estimated as the average ratio of the share price to the exercise price of when employees would decide to voluntarily exercise their vested options.

Restricted Shares

A summary of Fang’s restricted shares held by the Company’s employees for the year ended December 31, 2019 was stated below:

	Number of Shares	Weighted Average Grant Date Fair Value US$
Unvested as of December 31, 2018	113,297	17.55
Transferred (a)	19,875
Vested	(59,429)
Forfeited	(10,885)
Unvested as of December 31, 2019	62,858	17.55

(a)         reflects Fang’s restricted shares previously granted to Fang’s employees who transferred into the Company upon the separation.

A summary of CIH’s restricted shares held by both the Company’s and Fang’s employees for the year ended December 31, 2019 was stated below:

	Number of Shares	Weighted Average Grant Date Fair Value US$
Unvested as of December 31, 2018	—	—
Converted from Fang’s restricted shares (a)	1,029,433	0.34
Vested	(340,013)
Forfeited	(17,390)

Unvested as of December 31, 2019	672,030	0.34

(a)         Restricted shares converted from Fang’s restricted shares, including 97,849 and 931,584 restricted shares held by the Company’s and Fang’s employees, respectively, as a result of the modification of Fang’s restricted shares prior to the separation.

As of December 31, 2019, there was RMB3,034 of unrecognized share-based compensation cost related to CIH and Fang’s restricted shares held by the Company’s employees that are expected to be recognized over a weighted-average vesting period of 1.66 years.

Total share-based compensation expense of CIH’s and Fang’s share-based awards granted to CIH’s employees was as follows:

	For the Year Ended December 31,
	2017	2018	2019

Cost of revenues	3,545	2,157	1,537
Selling expenses	410	366	787
General and administrative expenses	2,328	4,285	5,910
Total	6,283	6,808	8,234

11.       EQUITY

Ordinary Shares

On May 2, 2019, Fang’s board of directors approved the distribution of its shares of CIH ordinary shares to holders of Fang’s ordinary shares on a pro rata basis. On June 11, 2019, Fang’s shareholders of record as of May 28, 2019 received a dividend distribution of one Class A ordinary share for every one Fang ordinary share (whether a Fang Class A ordinary share or a Fang Class B ordinary share) held as of the record date. On June 11, 2019, the Company completed the legal separation from Fang, and the Company began trading “regular way” under the ticker symbol “CIH” on the NASDAQ on June 12, 2019.

Based on 71,775,686 Fang Class A ordinary shares and 24,336,650 Fang Class B ordinary shares issued and outstanding on May 28, 2019, the record date, 96,112,336 Class A ordinary shares was distributed, of which 23,636,706 was re-designated as Class B ordinary shares and distributed to Mr. Vincent Tianquan Mo, and 6,712,694 was issued as treasury shares in connection with the separation and recorded at par value .

Upon the separation on June 11, 2019, the Company authorized 1,000,000,000 shares for Class A and Class B in aggregate, with a par value of US$0.001. As of December 31, 2019, there were 65,762,936 and 23,636,706 Class A and Class B shares outstanding, respectively.

The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to one vote per share whereas each Class B ordinary share is entitled to 10 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by its holder, but Class A ordinary shares are not convertible into Class B ordinary shares unless approved by the Company’s board of directors.

12.       EARNINGS PER SHARE

On June 11, 2019, Fang’s shareholders of record as of May 28, 2019 received one share of CIH Class A ordinary shares for every one share of Fang’s ordinary shares held as of the record date. For all the periods presented prior to June 11, 2019, basic and diluted earnings per share were computed using the number of shares of CIH ordinary shares outstanding as of June 11, 2019, the date on which the CIH ordinary shares were distributed to Fang’s shareholders, since there were no dilutive securities until after the separation.

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019
Numerator:
Net income attributable to Class A and Class B ordinary shareholders	128,153	165,420	245,451

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	89,399,642	89,399,642	89,399,642
Weighted average number of vested restricted shares	—	—	115,511

Denominator for basic net income per Class A and Class B ordinary share	89,399,642	89,399,642	89,515,153
Dilutive effect of unvested restricted shares	—	—	30,557

Denominator for diluted net income per Class A and Class B ordinary share	89,399,642	89,399,642	89,545,710

Net income per Class A and Class B ordinary share
—Basic and Diluted	1.43	1.85	2.74

4,662,411 warrants and 7,227,971 share options outstanding as of December 31, 2019 were not included in the calculation of diluted earnings per share for the year ended December 31, 2019, because all necessary conditions have not been satisfied by the end of the year, and nil shares would be issuable if the end of the year were the end of the contingency period.

13.       PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries and consolidated VIE, under the equity method of accounting as prescribed in ASC Topic 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and consolidated VIE” and the subsidiaries and consolidated VIE’s income as “Share of income from subsidiaries and consolidated VIE” on the condensed statements of comprehensive income. The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements.

a)                   Condensed balance sheets

As of December 31, 2019

ASSETS
Current assets:
Prepaid expenses and other current assets	2

Non-current assets:
Investments in subsidiaries and consolidated VIE	22,762

Total assets	22,764

LIABILITIES AND EQUITY
Current liabilities:
Amounts due to related parties	338
Accrued expenses and other liabilities	70
Total current liabilities	408

Non-current liabilities:
Other non-current liabilities	1,374

Total liabilities	1,782

Commitments and contingencies	-

Equity:
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2019; 72,475,630 shares issued as of December 31, 2019; 65,762,936 shares outstanding as of December 31, 2019)	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2019; 23,636,706 shares issued and outstanding as of December 31, 2019; each Class B ordinary share is convertible into one Class A ordinary share)	163
Treasury shares	(46)
Capital deficit	(135,179)
Retained earnings	155,324
Accumulated other comprehensive income	220
Total equity	20,982

Total liabilities and equity	22,764

b)                   Condensed statement of comprehensive income

For the Year Ended December 31, 2019
Total operating expenses	(202)
Change in fair value of the warrants	(1,152)
Share of income from subsidiaries and consolidated VIE	246,805
Income before income taxes	245,451
Income tax expense	—
Net income	245,451

Other comprehensive loss
Foreign currency translation adjustments, net of nil income taxes	(7)
Total comprehensive income	245,444

There’s no cash receipts or payment for the year ended December 31, 2019.

14.       SUBSEQUENT EVENTS

The recent outbreak of a novel strain of coronavirus named as COVID-19, has spread rapidly since January 2020. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused disturbance to the Company’s business operations. The Company has taken measures to reduce the impact of the COVID-19 outbreak, including monitoring its employees’ health on a daily basis and optimizing its technology system to support remote work arrangements. The Company has experienced business disturbance due to quarantine measures to contain the spread of COVID-19, and experienced delayed cash collection of accounts receivables and slowdown of revenue growth in the first quarter of 2020. Given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact for the remainder of fiscal year 2020.