Form 20-F
period 2020-12-31
China Index Holdings Ltd
filed 2021-11-15
CIK 1749797

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Lili Chen, Deputy Chief Financial Officer

Telephone: +86-10-5631 9106

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each representing one share)	CIH	The NASDAQ Global Select Market
Class A ordinary shares, par value of US$0.001 per share*		The NASDAQ Global Select Market

* Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.001 each	66,411,428
Class B ordinary shares, par value US$0.001 each	23,636,706

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ◻   No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ◻    No ⌧

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ⌧    No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ⌧    No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ⌧

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ◻    Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ◻   No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes ◻   No ◻

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADRs” refers to the American depositary receipts that evidence our ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
●	“Beijing Zhong Zhi Hong Yuan” refers to Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd.;
●	“China” or “PRC” or “Chinese” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.001 per share;
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“Fang” refers to Fang Holdings Limited, a company listed on the New York Stock Exchange under the ticker symbol “SFUN,” which was our parent company and sole shareholder before the separation and distribution on June 11, 2019;
●	“Fang Class A ordinary shares” refers to the Class A ordinary shares issued by Fang, par value HK$1.00 per share;
●	“Fang Class B ordinary shares” refers to the Class B ordinary shares issued by Fang, par value HK$1.00 per share;
●	“Fang ordinary shares” refers to Fang Class A ordinary shares and Fang Class B ordinary shares, collectively;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of the Hong Kong Special Administrative Region;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;
●	“U.S. dollars” or “US$” refers to the legal currency of the United States of America;
●	“VIEs” refers to Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd., Shouzheng Credit Rating Co., Ltd. and Beijing Zhong Zhi Information Technology Academy;
●	“we,” “us,” “our company,” “our,” or “CIH” refers to China Index Holdings Limited (formerly known as Selovo Investments Limited) and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our VIEs; and
●	“WFOE” or “Beijing Zhong Zhi Shi Zheng” refers to Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., our wholly-owned subsidiary established under the laws of the PRC.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited combined and consolidated financial statements for the 2018, 2019 and 2020 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the United States Private Securities Litigation Reform Act of 1995, as amended, including with regard to our future operating results and conditions, our prospects and our future financial performance and condition. These statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact in this annual report constitute forward-looking statements. We have used words or phrases such as “may,” “would,” “will,” “expect,” “anticipate,” “intend,” “seek,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions in this annual report to identify some of these forward-looking statements. These forward-looking statements, including, among others, those relating to our future business prospects, product development, revenues, profits, costs, capital expenditures, cash flows and working capital, are necessarily estimates reflecting the best judgment of directors and management. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report.

Actual results may differ materially from information contained in the forward-looking statements as a result of a number of uncertainties and factors, including but not limited to:

●	any change in the laws, rules and regulations of the central and local governments in China and the rules, regulations and policies of the relevant government authorities relating to all aspects of our business;
●	general economic, market and business conditions in China;
●	macroeconomic policies of the PRC government;
●	changes or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;
●	the effects of competition in the real estate industry on the demand for and price of our services;
●	the length and severity of the COVID-19 pandemic and its impact on our business and industry;
●	various business opportunities that we may pursue; and
●	the risk factors discussed in this annual report as well as other factors and uncertainties beyond our control.

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

Risk Factors Summary

Investing in our securities involves a number of risks. These summary risks provide an overview of many of the risks we are exposed to in the normal course of our business. As a result, the following summary risks do not contain all of the information that may be important to you, and you should read them together with the more detailed discussion of risks that affect our business disclosed in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	If our clients reduce or cancel their subscription or marketing spending with us and we are unable to attract new clients, our results of operations would be harmed.
●	If we are not able to obtain and maintain comprehensive, accurate or reliable data, our reputation could be damaged and we could experience reduced demand for our services.
●	We may not be able to successfully introduce new or upgraded services or combine or shift focus from services with less demand, which could decrease our revenues and profitability.
●	We may be subject to legal liability for collecting, displaying or distributing information.
●	Our upgrades and improvements to our data systems may not be successful or may fall short of expected results.
●	Failure to maintain or enhance client trust in the information or analysis provided by us could damage our reputation, reduce or slow the growth of our user traffic, which could harm our business, financial condition and results of operations.
●	We may be unable to increase awareness of our brand, which could materially and adversely affect our business.
●	Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.
●	Our business depends in part on real estate developers as our clients, and a consolidation in the real estate industry in China may cause our revenues to decline and reduce our profitability.
●	Our business depends on retaining and attracting highly capable research, management and operating personnel. Failure to attract and retain qualified talents could jeopardize our competitive position.
●	If we are unable to successfully market our data-driven service offerings to our clients, they could choose not to use those services, which could reduce our revenues or increase our expenses.
●	We may be involved in legal and other disputes from time to time arising out of our operations, in particular for allegations relating to infringement of intellectual property rights of third parties.
●	If we do not invest in technology innovation and provide services that are attractive to our clients, our business could be adversely affected.
●	Any failure to compete effectively in the real estate Internet services market in China would have a material adverse effect on our business, financial condition and results of operations.
●	If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.
●	Technical problems or disruptions that affect either our clients’ ability to access our services, or the software, internal applications, database and network systems underlying our services, could damage our reputation and brands and lead to reduced demand for our services, lower revenues and increased costs.

●	If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	The PRC government's significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.
●	PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.

Risks Relating to the Separation from Fang and Our Relationship with Fang

●	We have a limited operating history as an independent company upon which you can evaluate us.
●	Potential indemnification liabilities owing to Fang pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition and results of operations.
●	Fang’s creditors may seek to hold us liable for certain of its obligations.

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

PART I

China Index Holdings Limited is a Cayman Islands holding company with operations primarily conducted by our directly owned subsidiaries and to a lesser extent through contractual arrangements with our variable interest entities based in China. Our variable interest entities include Beijing Zhong Zhi Hong Yuan, Shouzheng Credit Rating Co., Ltd. and Beijing Zhong Zhi Information Technology Academy, which we refer to collectively as “our VIEs” or “the VIEs” in this annual report. We rely on contractual arrangements among our PRC subsidiaries, our VIEs and their respective nominee shareholders to control the business operations of our VIEs. Investors in our ADSs thus do not directly hold equity interests in our operating entities in China but instead are holding equity interests in a Cayman Islands holding company. As used in this annual report, “we,” “us,” “our company”, “our” or “CIH” refers to China Index Holdings Limited, a Cayman Islands exempted company, its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our VIEs. Our VIEs made insignificant contributions to our revenues in the years ended December 31, 2018, 2019 and 2020 and currently have minimal operations.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs or deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs and thus have an adverse effect on our operations and result in the value of the securities diminishing. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Investments in our ADSs involves significant risks. See “Item 3. Key Information—D. Risk Factors” for detailed discussions of these risks. In particular, we face the below risks and uncertainties related to our corporate structure and related to doing business in China:

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China primarily through our PRC subsidiaries and to a lesser extent our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not directly holding equity interest in our operating entities in China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole;
●	Our auditor is currently not subject to inspections by the PCAOB. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or fully investigate auditors who are located in China, as it has not been and is currently unable to do. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections;
●	PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;” and
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our Holding Company Structure

China Index Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through directly owned subsidiaries and to a lesser extent through our VIEs. Investors in our ADSs are not directly holding equity interest in our operating entities in China but instead are holding equity interest in a holding company incorporated in the Cayman Islands. For a diagram of our main corporate and operating structure as of the date of this annual report, see “Item 4. Information on the Company—C. Organizational Structure”.

Cash Flows through Our Organization

China Index Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and to a lesser extent our VIEs in China. As a result, China Index Holdings Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries and cash payments from our VIEs in China. If our existing PRC subsidiaries or VIEs or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, our wholly foreign-owned subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain general reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Our subsidiaries and VIEs in China may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2018, 2019 and 2020, no profit appropriation to statutory surplus fund or to other reserve funds was made for our entities incorporated in the PRC. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. For the years ended December 31, 2018, 2019 and 2020, our PRC subsidiaries did not pay any dividends. In September and November 2021, our PRC subsidiaries paid a total of approximately RMB620 million of dividends to China Index Holdings Limited mainly to fulfill our payment obligations under the settlement deeds in relation to the convertible notes issued by Fang. For details of the convertible notes and settlement deeds, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China— We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.”

In the years ended December 31, 2018, 2019 and 2020, China Index Holdings Limited did not extend any loan to our intermediate holding companies or subsidiaries, and our VIEs received RMB1.5 million, nil and RMB5 million as capital or investment, respectively, in the same periods. China Index Holdings Limited has not declared or paid any cash dividends, nor has any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. See “Item 8. Financial Information—A. Combined and Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

A. Selected Financial Data

We have derived our selected combined and consolidated statements of operations data (other than US$ data) for the years ended December 31, 2018, 2019 and 2020, and selected consolidated balance sheet data (other than US$ data) as of December 31, 2019 and 2020 from our audited combined and consolidated financial statements included elsewhere in this annual report. Our selected combined statement of operations data for each of the years ended December 31, 2016 and 2017 and our selected combined balance sheet data as of December 31, 2017 and 2018 have been derived from our audited combined financial statements not included in this annual report. Our financial statements have been and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the following information in conjunction with our audited combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Combined and Consolidated Statements of Operations Data(1)
Revenues	275,296	335,037	421,024	579,650	635,910	97,459
Information and analytics services	121,005	157,358	206,201	268,548	303,352	46,491
Marketplace services	154,291	177,679	214,823	311,102	332,558	50,968
Cost of revenues	(66,226)	(83,118)	(87,733)	(110,492)	(105,528)	(16,173)
Gross profit	209,070	251,919	333,291	469,158	530,382	81,286
Operating expenses
Selling and marketing expenses	(47,507)	(60,469)	(77,731)	(99,020)	(112,414)	(17,228)
General and administrative expenses	(31,662)	(47,252)	(66,993)	(77,773)	(85,700)	(13,134)
Bad debt expense	—	—	—	(4,842)	(559,445)	(85,741)
Operating income (loss)	129,901	144,198	188,567	287,523	(227,177)	(34,817)
Interest income	40	1,828	664	2,200	1,625	249
Change in fair value of the warrants	—	—	—	(1,152)	1,359	208
Investment income	—	2,129	4,842	714	9,294	1,424
Government grants	1,650	868	1,395	903	5,997	919
Interest expenses	(2,108)	—	—	—	—	—
Income (loss) before income taxes	129,483	149,023	195,468	290,188	(208,902)	(32,017)
Income tax expense	(18,453)	(20,870)	(30,048)	(44,737)	(109,454)	(16,775)
Net income (loss)	111,030	128,153	165,420	245,451	(318,356)	(48,792)
Less: net loss attributable to noncontrolling interest holders	—	—	—	—	(304)	(47)
Net income (loss) attributable to China Index Holdings Limited	111,030	—	—	—	(318,052)	(48,745)

Earnings (loss) per share for Class A and Class B ordinary shares
Basic	—	1.43	1.85	2.74	(3.54)	(0.54)
Diluted	—	1.43	1.85	2.74	(3.54)	(0.54)
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	—	89,399,642	89,399,642	89,515,153	89,842,465	89,842,465
Diluted	—	89,399,642	89,399,642	89,545,710	89,842,465	89,842,465

Notes:

(1)	We have adopted the new revenue recognition standards, ASC 606, effective January 1, 2018, which relate to the change in the presentation of value-added tax from gross basis to net basis.

(2)	We have early adopted ASC Topic 842 Leases, as of January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019, and have not recast the comparative years presented in the combined and consolidated financial statements.

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

Selected Combined and Consolidated Balance Sheets Data
Total current assets	239,852	182,399	372,705	707,353	108,408
Cash and cash equivalents	231,188	164,202	214,076	280,355	42,967
Short-term investments	—	—	125,000	391,671	60,027
Accounts receivable, net of allowance for doubtful accounts	8,295	15,534	24,243	29,680	4,549
Prepaid expenses and other current assets	369	693	4,566	2,557	391
Amounts due from related parties-current	—	1,970	4,820	3,090	474
Total assets	244,927	186,331	425,173	757,337	116,068
Total liabilities	218,929	258,626	404,191	1,043,484	159,923
Total shareholders’ equity (deficit)	25,998	(72,295)	20,982	(286,147)	(43,855)
Total liabilities and shareholders’ equity (deficit)	244,927	186,331	425,173	757,337	116,068

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

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

To provide our clients with comprehensive, accurate and reliable data, we must continue to collect reliable data by ourselves or through third-party vendors or government authorities and verify the data we collect. To the extent that the data provided by such sources are outdated, inaccurate or incomplete, the information or analysis provided by us may not accurately reflect the current conditions and future movements in the real estate industry or fair appraisal or rating of underlying assets.

We rely on our in-house research team to collect and verify data, and we intend to continue to invest resources in expanding database. We face fierce competition for qualified personnel in a limited pool of high-quality talents. Our competitors include well-capitalized companies that are capable of offering compensation packages more attractive to talents. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our research capabilities would be negatively impacted. Any deterioration in our in-house research capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our business and operating results. We also procure data from third-party vendors and through collaboration with Fang and other platforms. If they fail to generate quality data satisfactory to our demands from third-party vendors or provide services upon terms commercially acceptable to us, or if any of our collaborations with third parties break up, we may be unable to provide high-quality information service offerings to our clients. If our database, including the data we obtain from third-party vendors or government authorities, or our analytical results, are not current, accurate, comprehensive or reliable, our reputation could be damaged and we could experience reduced demand for our services or face legal claims brought by our clients, which could materially and adversely affect our business, results of operations and financial condition.

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

We ceased to provide listing services from January 2021 due to the change in our business development strategies. See “Item 4. Information on the Company—B. Business Overview—Our Services—Marketplace Services—China Index Listing.” Listing services accounted for 6.0%, 11.5% and 4.8% of our revenues for the years ended December 31, 2018, 2019 and 2020, respectively. Our management intends to thoroughly focus our efforts on information and analytics services and promotion services. If we are not successful in shifting our focus, we may not earn enough revenues to offset the impact of the cessation of our listing services business, and our growth, business prospects, revenues and results of operations could be materially and adversely affected.

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

Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.

Beginning in December 2019, a novel strain of coronavirus, or COVID-19, resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and many other countries around the world. The COVID-19 pandemic, as well as the restrictions imposed and actions taken by the governments and society as a whole in response to the COVID-19 pandemic, could present significant challenges and uncertainties.

Although the Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020, any recurrence of the COVID-19 outbreak in China, such as the recurrence of COVID-19 toward the end of 2020, or continuance of the outbreak in other parts of the world could adversely impact our company’s business operations or the business operations of our company’s customers and partners thus in turn having an adverse impact on our business, results of operations and financial condition. Failure to contain the further spread of COVID-19 will prolong and exacerbate the general economic downturn. Our business operations could be disrupted if any of its employees is suspected of having these or any other epidemic disease, since it could require its employees to be quarantined and/or its offices to be closed for disinfection or other remedial measures. There remains substantial uncertainties about the dynamic of the COVID-19 pandemic, including, but not limited to, with respect to the logistics of distribution and the efficacy of any vaccine program or with respect to new strains or variants of the virus, which may have potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period.

Our business, results of operations and financial condition may be materially and adversely affected as a result of the changes in the outlook of China’s property market, slowdown in China’s economic growth, negative business sentiment or other factors that we cannot foresee. In particular, potential impact includes, among others, the following:

●	the continuing impacts of COVID-19 may result in a general slowdown in China’s real estate industry, adversely affecting the demand for our services;
●	our customers may not have sufficient budget or cashflow to pay for our services, or may fail to make the payment in a timely manner, or at all;
●	some of our customers may not be well capitalized and may be vulnerable to the COVID-19 pandemic and the slowdown of the macroeconomic conditions, and if they cannot resume their business during a prolonged virus outbreak, the demand for our services may be negatively affected; and
●	we may experience lower work efficiency and productivity, which may adversely affect our service quality.

We have taken measures to reduce the impact of the COVID-19 pandemic, including monitoring our employees’ health on a daily basis and optimizing our technology system to support remote work arrangements. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality. Furthermore, we and our customers have experienced business disturbances due to the quarantine measures to contain the spread of COVID-19. We experienced a slowdown in revenue growth and delayed collection of accounts receivables from our customers. We may experience similar delay or even default from our customers should there be any recurrence of the COVID-19 outbreak in China, which could materially and adversely affect our business, results of operations and financial condition. Moreover, if the pandemic persists or escalates, we may be subject to further negative impact on our business operations.

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

A large portion of our clients were real estate developers. Consolidation within the real estate industry as well as other cost-cutting measures by our clients, may lead to more cancellations of our services, reduce the number of our existing clients, reduce the size of our target market or increase our clients’ bargaining power, all of which could cause our revenues to decline and reduce our profitability. The financial difficulties of Chinese real estate developers, for example the distress of Evergrande in 2021, may lead to cancellations of our services or failure to pay services we have provided. If cancellations, reductions of services, and failures to pay increase, and we are unable to offset the resulting decrease in revenues by increasing sales to new or existing clients, our revenues may decline or grow at lower rates.

Our business depends on retaining and attracting highly capable research, management and operating personnel. Failure to attract and retain qualified talents could jeopardize our competitive position.

Our success depends in large part on our ability to retain and attract research, management and operating personnel. Our business requires highly skilled technical, sales, management, web product and development, marketing and research personnel, who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, awards under a stock incentive plan and incentive bonuses for key employees. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of our key officers or employees.

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

Although certain local governments loosened some of the restrictive measures in 2015 and early 2016 to moderately stimulate the real estate market, such as lowering the minimum percentage of down-payment for housing purchases and relaxing real property-related tax policies, those local governments subsequently retightened certain policies and issued new restrictive policies in late 2016 and 2017. Beginning in March 2017, certain cities, such as Beijing and Guangzhou, further increased the minimum down-payments for second home buyers. In April 2019, Housing Fund Management Center of the Central Government Organs issued Circular on Matters relating to Adjusting the Policy for Individual Housing Loans via the Housing Provident Fund to Further Upgrade Services, which adjusts the proportion of down-payment. Under the circular, if the first house that a loan applicant purchases is not an economically affordable house, the down-payment shall not be lower than 30% of the total purchase price. The circular also adjusts the maximum limit of loan for the second house purchase. The maximum limit of loan for the first house purchase shall be RMB1.2 million, and the benchmark interest rate of loan shall apply; the maximum limit of loan for the second house purchase shall be RMB600,000, and the loan interest rate shall be 1.1 times of the benchmark interest rate of loan for the same period. The circular is only applicable for personal housing loans of the central government agency’s employee housing provident fund. These regulatory measures and policies by the government have caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. The general trend of tightening government regulation over real estate industry may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainties that could discourage investments in real estate and developers from initiating new projects.

On 23 August, 2020, Ministry of Housing and Urban-Rural Development of the PRC and the PBOC, on the basis of soliciting opinions widely in the early stage, formulated the “fund monitoring and financing management rules for key real estate enterprises”, with the focus on controlling the growth of interest-bearing debts of real estate enterprises. The Notice on The Continuous Rectification and Regulation of the Real Estate Market promulgated by the Ministry of Housing and Urban-Rural Development of the PRC and other eight departments came into effect on July 13, 2021, strengthened the regulation of the legal compliance of real estate development business and construction activities. If a real estate enterprise has the issues such as illegal construction, violation to the construction design document , failing to deliver the house within the time agreed in the house purchase contract and housing quality problems, it will be punished by the regulatory authorities.

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

Our success depends on our continued improvements to provide services that make our services useful and attractive for our existing and prospective clients. We are dedicated to further enhancing our data collection and verification capabilities. In addition, we, leveraging machine learning and statistical algorithms, utilize predictive analytics to provide insights into the real estate market. For example, our predictive model that forecasts the potential value of a specific area enables our customers to make informed investment decisions. We are also developing more tools to help improve our customers’ operational efficiency and have been continuously upgrading our systems, such as our land investment forecast system and research report automation system. We must continually invest resources in research and development to improve the appeal and comprehensiveness of our services and effectively incorporate new technologies. If we are unable to provide services that clients want to use, then clients may become dissatisfied and use competitors’ websites. If we are unable to continue offering innovative services, we may be unable to attract additional clients or retain our current clients, which could harm our business, results of operations and financial condition.

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

We are required to obtain applicable licenses or approvals from various regulatory authorities in order to provide our services via our websites and online database. These licenses or approvals are essential to the operation of our business and are generally subject to annual review by the relevant PRC governmental authorities. For example, Beijing Zhong Zhi Hong Yuan has obtained an ICP license for the provision of Internet information services as required under the applicable PRC laws, rules and regulations to conduct our online listing service business.

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

In addition, instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries use third-party agencies to pay in the name of such agency. With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the late social insurance registration and housing fund deposit registration, we may be required to apply for such registration and pay late fees and fines; with respect to using third-party agencies to pay the social insurance for the employees, we may be subject to rectification and late fines. If we are subject to late fees or fines in relation to the above incidents, our financial condition and results of operations may be adversely affected.

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

We may enter new geographical markets in China. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our financial position could be adversely affected. In addition, if we incur significant costs to improve data quality within existing markets, or are not successful in marketing and selling our services in these markets or in new markets, our expansion may have a material adverse effect on our financial position by increasing our expenses without increasing our revenues, adversely affecting our profitability.

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

Ensuring secured transmission of confidential information through public networks is essential to maintaining the confidence of our clients and users. Our existing security measures may not be adequate to protect such confidential information. In addition, computer and network systems are susceptible to breaches by computer hackers. Any system failure or compromise of our security that results in the unauthorized access to or release of our users’ or clients’ data could significantly limit the adoption of our products and services, expose us to litigation and potential liability for failing to secure confidential client information, as well as harm our reputation, brand and business operations. We may be required to expend significant capital and other resources to prevent such security breaches or alleviate problems caused by such breaches. We may also lose current or prospective data suppliers that grant us access to their proprietary data due to the impression that we cannot adequately protect the privacy and safety of such data. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and expand our user base. Any of these circumstances may result in a material adverse effect on our business, financial condition and results of operations.

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

We may be or may be expected to be a party to various third-party claims, lawsuits, or government investigations from time to time. For example, in February 2019, we were served with a subpoena from a court in Beijing, in which a third-party claimed that a contract we entered into was invalid. Pursuant to such contract, we received certain assets from a debtor’s nominee to discharge its indebtedness. The debtor subsequently alleged that such contract was invalid because the transfer price of such assets was below the fair market value. The allegation was dismissed by the trial court and the plaintiff appealed to the appellate court. The appellate court has dismissed the appeal and delivered the final judgment in favor of us. Fang assumed all the rights and obligations with respect to such assets after the separation pursuant to a contract between us and Fang and we successfully transferred the relevant legal titles to Fang in June 2021. Also, our Hong Kong subsidiary, China Index Academy Limited, may give the public an improper impression by its name that we are an institution sponsored by the government. In July 2016, the Ministry of Civil Affairs of China published a list of offshore social organizations, which included us. We do not believe that we committed any wrongdoing by using “China Index Academy” as part of our corporate name in Hong Kong, nor did we claim any government affiliation when doing business. We are not aware of any third-party claim or government investigation launched or threatened against us for the use of “China Index Academy.” Any lawsuits or government investigations, whether actual or threatened, in which we may be involved, whether as plaintiff or defendant, could cost us a significant amount of time and money, could distract management’s attention away from operating our business, could result in negative publicity and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount or take other action that materially restricts or impedes our operations, our profitability could be significantly reduced and our financial position could be adversely affected. Our insurance may not be sufficient to cover any losses we incur in connection with litigation claims.

If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.

Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. We discovered in 2020 and in the past, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports.

We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Though we plan to undertake steps to strengthen our internal control over financial reporting, our system will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

A lack of effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time or as necessary to correct deficiencies or weaknesses in our controls, we may not be able to provide accurate financial statements, which could cause us to fail to meet our reporting obligations or provide accurate financial statements, and cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ADSs.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of the U.K.’s withdrawal from the European Union in January 2020, or “Brexit.” The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. There have also been concerns about the relationship between China and the United States, following rounds of tariffs imposed by the United States. Recently, the United States and China have had disagreements over political and economic issues including trade. Controversies may arise in the future between these two countries and trade policies between the two may change. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Any future escalation of the ongoing trade war between the United States and China may negatively impact the growth in both the Chinese economy and the global economy as a whole. Any severe or prolonged slowdown or instability in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our VIEs and their shareholders to operate our listing service and other business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our listing service and other business.

We rely on contractual arrangements with our VIEs and their shareholders to operate our listing service and other business. Our VIEs include Beijing Zhong Zhi Hong Yuan, Shouzheng Credit Rating Co., Ltd. (“Shouzheng”) and Beijing Zhong Zhi Information Technology Academy (“Beijing Zhong Zhi Academy”). Our VIEs made insignificant contributions to our revenues in the years ended December 31, 2018, 2019 and 2020 and currently have minimal operations. As foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, we conducted our listing service business in China through Beijing Zhong Zhi Hong Yuan.We ceased to provide listing services from 2021. See “—Risks Relating to Our Business and Industry—We may not be able to successfully introduce new or upgraded services or combine or shift focus from services with less demand, which could decrease our revenues and profitability.” and “Item 4. Information on the Company—B. Business Overview—Our Services—Marketplace Services—China Index Listing.” Notwithstanding that Beijing Zhong Zhi Academy and Shouzheng are not in the value-added telecommunications business, we entered into contractual arrangements with Beijing Zhong Zhi Academy and Shouzheng, and their respective shareholders to maintain business flexibility. Both Beijing Zhong Zhi Academy and Shouzheng currently have minimal operations. Beijing Zhong Zhi Academy is authorized to engage in activities including engineering and technology research but has yet to conduct any business of scale. Shouzheng’s planned business scope includes enterprises credit rating and management consulting but it has yet to complete filing with relevant PRC authorities to carry out its credit rating business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our VIEs, including such equity interest, may be put under court custody.

As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangements or ownership by the record holder of the equity interest. All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our VIEs, and our ability to conduct our listing service and other business may be materially and adversely affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would materially and adversely affect our listing service and other business.

We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our VIEs and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” If our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and relevant rights and licenses held by it which we require in order to operate our listing service and other business, and our ability to conduct our listing service and other business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our listing service and other business.

The interests of the shareholders of our VIEs in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreement to cause the shareholders of our VIEs to transfer all of their equity ownership in our VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our VIEs as provided under the power of attorney agreements, directly appoint new directors of our VIEs. We rely on the shareholders of our VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our listing service and other business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our listing service and other business.

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

Because we are an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign invested enterprise, or FIE. Accordingly, none of these subsidiaries are eligible to operate value-added telecommunication services business in China. We conducted our listing service business in China through one of our VIEs, Beijing Zhong Zhi Hong Yuan. We have entered into a series of contractual arrangements in relation to Beijing Zhong Zhi Hong Yuan, which enable us to (1) exercise effective control over Beijing Zhong Zhi Hong Yuan, (2) receive substantially all of the economic benefits of Beijing Zhong Zhi Hong Yuan, and (3) have an exclusive option to purchase all or part of the equity interests and assets in Beijing Zhong Zhi Hong Yuan when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of Beijing Zhong Zhi Hong Yuan and hence have consolidated its financial results as Beijing Zhong Zhi Hong Yuan under U.S. GAAP. We have further entered into contractual arrangements in relation to Shouzheng and Beijing Zhong Zhi Academy on terms substantially similar to Beijing Zhong Zhi Hong Yuan’s agreements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Jingtian & Gongcheng, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among CIH, WFOE, our VIEs and shareholders of our VIEs, is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the MIIT, the Ministry of Commerce, or MOFCOM, or other authorities that regulate Internet content providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The Foreign Investment Law was formally passed by the thirteenth National People’s Congress on March 15, 2019 and became effective on January 1, 2020. For further details of the Foreign Investment Law, please see “—Substantial uncertainties exist with respect to the implementation and interpretation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, our listing service and other business and results of operations.”

If our corporate structure and contractual arrangements are deemed by the MIIT or MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our listing service and other business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down our services;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our VIEs’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, results of operations and financial condition. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our VIEs or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of our VIEs in our combined and consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, WFOE or our VIEs. See “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our VIEs owe additional taxes, which could negatively affect our results of operations and financial condition and the value of your investment.

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

We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIEs were not entered into on an arm’s length basis in such a way as to result in impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary, Beijing Zhong Zhi Shi Zheng, requests the shareholders of our VIEs to transfer their equity interests in our VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary, Beijing Zhong Zhi Shi Zheng, and our VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary, Beijing Zhong Zhi Shi Zheng, and our VIEs increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of our listing service and other business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our VIEs hold a portion of our assets. Under the contractual arrangements, our VIEs may not and their shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our VIEs breach these contractual arrangements and voluntarily liquidate our VIEs, or any of our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue certain of our business activities, which could materially and adversely affect our business, results of operations and financial condition. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby materially and adversely affecting our listing service and other business.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our listing service and other business may be materially and adversely affected.

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

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops, contract chops finance chops must be approved by our finance department. The chops of our subsidiaries and our VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries or our VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries or our VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and our VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our listing service and other business may be materially and adversely affected.

Substantial uncertainties exist with respect to the implementation and interpretation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, our listing service and other business and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. On December 26, 2019, the State Council issued the Implementing Regulations of the Foreign Investment Law, or the Implementing Regulations of the FIL, and the Supreme People’s Court issued the Interpretations of the Supreme People’s Court on Certain Issues Concerning the Application of the Foreign Investment Law of the PRC, or the Interpretations of the FIL, both of which came into effect since January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, our listing service and other business and results of operations.

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

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;
●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and
●	extraterritorial application of China’s securities laws.

As the Opinions on Intensifying Crack Down on Illegal Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and to a lesser extent our VIEs. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

According to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the NDRC in September 2015, and the Guide on Enterprises’ Issuance of Foreign Debts issued by the NDRC on February 11, 2020, any loan we extend to our PRC subsidiaries or VIEs that are domestic PRC entities with a term of more than one year must be filed with the NDRC or its local counterparts and must be registered with SAFE or its local branches.

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

In light of the various requirements imposed by PRC regulations on loans to PRC entities by offshore holding companies, we may not be able to obtain the necessary government approvals with respect to future loans by us to our wholly-owned subsidiaries or our VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. The Renminbi further depreciated approximately by 1% against the U.S. dollar in 2019, but appreciated approximately by 7% against the U.S. dollar in 2020. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of the date of this annual report, we have obtained the required approvals in connection to the incorporation of an offshore company by one of our PRC subsidiaries, and are in compliance with the outbound direct investment requirements in the PRC. From time to time, we need to apply for or update our filings with relevant government authorities. However, we may not always be able to make applications or update our filings in compliance with the outbound direct investment requirements, nor can we ensure you that such applications or update of filings will be successful. Moreover, new laws and regulations may be promulgated in China to regulate outbound direct investments. If these new laws and regulations are promulgated, certain registration and/or cost of compliance may be required, and any failure to comply with the relevant outbound direct investment requirements or any delay in the process may prevent our PRC subsidiary from investing in such overseas entity or cause delay in our payment to such overseas entity.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will not be required to comply with these rules until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule was approved by the SEC on November 5,2021 and became effective on the same day.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The interim final rules became effective on May 5, 2021. It is unclear when the SEC will complete its final rulemaking and when such final rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on a securities exchange outside the jurisdiction of the United States by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

We are an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We were separated from Fang as an independent company in June 2019. Our limited operating history as a stand-alone entity makes it difficult to accurately assess our business and future prospects. Our ability to satisfy our obligations and achieve profitability will be primarily dependent upon the future performance of our business, and we are not able to rely upon the revenues, capital resources and cash flows of Fang. In addition, we historically cooperated with Fang to operate our commercial property-related business and are in the process of migrating such business to our own website, 3fang.com and 3fang mobile application. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Related Agreements—Business Cooperation Agreement.”

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

We may continue to be liable for certain obligations of Fang that exist at the time of the separation and distribution, but only to the extent that Fang fails to satisfy such liabilities. For example, in connection with our separation from Fang, we issued a warrant to each of the holders of certain convertible notes issued by Fang, and provided a guarantee for the benefit of such holders, under which we would be liable to the payment obligations under the convertible notes. On November 13, 2020, a winding-up petition was presented to the Grand Court of the Cayman Islands against Fang by certain shareholders of Fang. As a result of the winding-up petition and pursuant to the terms of the convertible notes, the outstanding principal of, and accrued and unpaid interest on the convertible notes, which were originally due in 2022, became due and payable on December 13, 2020. We were liable for the payment obligations under the convertible notes pursuant to the guarantee we provided to the convertible notes holders in connection with our separation from Fang. In 2021, we entered into settlement deeds with Fang and the convertible notes holders. Pursuant to the settlement deeds, Fang and we each agreed to repay 50% of the outstanding principal and unpaid interest by installment in 2021 to the convertible notes holders. As of the date of this annual report, the convertible notes have been fully repaid. For details of the convertible notes and settlement deeds, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In addition, in the event that Fang fails to satisfy obligations to its creditors existing at the time of the separation and distribution, it is possible that those creditors may seek to recover from us, claiming that we remain liable to satisfy such obligations. While we believe we would prevail against any such claim, litigation is inherently costly and uncertain and could have an adverse effect on our financial position.

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

Because of their current or former positions with Fang, certain of our directors and executive officers own Fang ordinary shares or hold Fang’s equity awards. Even though our board of directors currently consists of a majority of directors who are independent, and our executive officers had ceased to be employees of Fang, some of our directors and executive officers will continue to have a financial interest in Fang’s ordinary shares or equity awards.

Risks Relating to the ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading price of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their listing, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their listing may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and in early 2020, which may have a material and adverse effect on the trading price of our ADSs. In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;
●	changes in the economic performance or market valuations of other similar companies or real estate related companies;
●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	publication of research reports about us or our industry, or the failure of securities analysts to cover our ADSs after the separation;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raising or capital commitment;
●	additions to or departures of our senior management or key employees;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
●	actions by shareholders;
●	changes or proposed changes in laws, regulations or polices, or differing interpretations thereof, affecting our business or industry or real estate related business and industries, or enforcement of these laws, regulations and policies, or announcements relating to these matters;
●	adverse publicity about our industry or real estate related industries generally, or particularly scandals relating to the industry, specifically;
●	litigation and governmental investigations;
●	general market and economic conditions;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. See “Item 8. Financial Information—A. Combined and Consolidated Statements and Other Financial Information— Dividend Policy.” Therefore, you should not rely on owning our ordinary shares or ADSs as a source for any future dividend income.

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

Mr. Vincent Tianquan Mo controls approximately 62.2% of the voting rights of our company as of October  31, 2021. As a result, we qualify as a “controlled company” within the meaning of applicable corporate governance standards. Under the NASDAQ Stock Market Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that we have a majority of independent directors on our board of directors. We have elected to rely on such exemptions under the NASDAQ Stock Market Rules available to controlled companies. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements.

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

As of October  31, 2021, Mr. Vincent Tianquan Mo, our ultimate controlling shareholder and chairman, ultimately control approximately 62.2% of our voting power. As a result, Mr. Vincent Tianquan Mo has a controlling influence in matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our Board, capital increases and amendments to our articles of association. This control could also have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of Mr. Vincent Tianquan Mo. The interests of Mr. Vincent Tianquan Mo may also in certain cases differ from those of other shareholders.

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

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Combined and Consolidated Statements and Other Financial Information— Dividend Policy.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of ADSs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with a third class of undesignated shares). Holders of Class A ordinary shares are be entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, as of October  31, 2021, Mr. Vincent Tianquan Mo beneficially owned approximately 27.2% of our total ordinary shares and approximately 62.2% of the voting power of our outstanding shares. Therefore, Mr. Vincent Tianquan Mo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of our VIEs but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operation in our financial statements. Assuming that we are the owner of our VIEs for United States federal income tax purposes and further assuming that we can rely on certain proposed U.S. Treasury regulations described in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Status as a PFIC,” and based upon our current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2020, and at this time we are unable to determine whether we will be classified as a PFIC for the taxable year ending December 31, 2021 or any future taxable year.

The determination of whether we are or will be a PFIC may also depend, in part, on the quarterly market value of our ADSs, which is subject to change, and on how, and how quickly, we use our liquid assets. Under circumstances where the market value of our ADSs declines significantly or we retain significant amounts of liquid assets, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes or we were unable to rely on the proposed U.S. Treasury regulations referenced above, our risk of being classified as a PFIC may substantially increase. The application of the proposed U.S. Treasury regulations is not entirely clear at this time. Accordingly, whether the assumption that we can rely on the proposed U.S Treasury regulations holds is uncertain. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the taxable year ending December 31, 2021 or any future taxable year.

If we are a PFIC for any taxable year during a U.S. Holder’s holding period for our ordinary shares or ADSs, such status could result in adverse U.S. federal income tax consequences to such U.S. Holder. For example, if we are or become a PFIC, a U.S. Holder may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, as noted above, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation.” There can be no assurance that we will not be a PFIC for our current or any future taxable year.

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

We conduct our business primarily through our subsidiaries and to a lesser extent our VIEs in China. In June 2018, we, through Beijing Zhong Zhi Shi Zheng, or WFOE, entered into contractual arrangements with Beijing Zhong Zhi Hong Yuan, and shareholders of Beijing Zhong Zhi Hong Yuan. Pursuant to these arrangements, our company, through WFOE, has effective control of Beijing Zhong Zhi Hong Yuan and its listing service business.

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

Our ADSs have been listed for trading on the NASDAQ Global Select Market under the symbol “CIH” since June 11, 2019.

Our principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China. Our telephone number at this address is +8610 5631 9106. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our website is www.chinaindexholdings.com. The information contained on our website is not a part of, and will not be incorporated by reference into, this annual report. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

See “Item 4. Information on the Company-C. Organizational Structure-Our Contractual Arrangements,” “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures,” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Other Transactions with Companies Controlled by or Affiliated with Mr. Vincent Tianquan Mo,” for a detailed discussion of our capital expenditures and divestitures.

B. Business Overview

We empower China’s commercial property market with big data and innovative technologies. We operate a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of December 31, 2020. Our services span across data services, analytics services, promotion services and listing services for China’s real estate markets. We ceased to provide listing services from January 2021. See “Item 4. Information on the Company-B. Business Overview-Our Services-Marketplace Services-China Index Listing.” We serve a substantial base of real estate participants in China, including industry professionals and business communities, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. We currently focus more on the enormous market opportunity within China’s commercial property sector through our commercial property online marketing portals and mobile applications.

Over a span of over 20 years, we have developed a leading proprietary real estate information and analytics service platform in China based on our China Real Estate Index System, or CREIS, a comprehensive set of benchmarks and data points widely adopted by industry participants to track, understand and analyze the real estate industry in China. Our service platform consists of various integrated data-driven information and analytics service modules that are subscription-based online solutions similar to SaaS. As of December 31, 2020, the China Index Database encompassed detailed real estate information of over 2,300 cities, 2,000,000 plots of land, 370,000 residential property projects and 51,500 commercial property projects in China, which renders it among the top real estate-related databases in China in terms of geographical coverage and volume of data points. Our service platform delivers significant value to our clients due to the richness of associated analytic functionalities, including fair market value appraisals, property and district ratings, interactive analytics and reporting tools, property price indices and investment decision-making analyses. As one of the most recognized information, analytics and marketing service platform brands among real estate participants in China, we were selected by China’s National Bureau of Statistics as a key data source for real estate industry from 2014 to 2017.

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

Note:

(1)	We discontinued our listing services business from January 2021. See “Item 4. Information on the Company-B. Business Overview-Our Services-Marketplace Services-China Index Listing.”

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

	As of December 31,
	2018	2019	2020
Land
Number of cities*	2,310	2,155	2,320
Number of plots**	899,993	1,003,436	2,070,000
Residential Property
Number of cities	657	660	660
Number of property projects	373,254	339,133	372,000
Commercial Property
Number of cities	334	372	372
Number of property projects	48,755	51,813	51,500
*

The number of cities covered by the China Index Database decreased from 2,310 as of December 31, 2018 to 2,155 as of December 31, 2019 because certain cities had been merged with others or reclassified as districts as a result of adjustments in administrative division made by government authorities.

**

The number of plots of land covered by the China Index Database increased from 1,003,436 as of December 31, 2019 to 2,070,000 as of December 31, 2020 because the China Index Database covered land for industrial and other uses in 2020 in addition to land for residential and mixed uses in 2019.

As of December 31, 2020, the China Index Database encompassed detailed real estate information of over 2,300 cities, 2,000,000 plots of land, 370,000 residential property projects and 51,500 commercial property projects in China, which renders it among the top real estate related databases in China in terms of geographical coverage and volume of data points. It also covers a wide spectrum of information, including location, site and zoning information, building characteristics, space and unit availability, tax assessments, ownership, sales and lease comparables, number of retail stores, number of listings, mortgage information, for-sale and for-lease listings, income and expense histories, contact information, historical trends, demographic information, as well as government policies and macro-economic environment and government planning. Our database presents information in a variety of ways, including documentations, site photographs, aerial photographs, 3D photographs and videos.

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

China Index Appraisal and Rating

In addition to the China Index Database, we offer a number of integrated data-driven information and analytics service modules, including China Index Appraisal and China Index Rating, both designed to support commercial banks and other financial institutions with their property mortgage business. The China Index Appraisal Module and the China Index Rating Module in aggregate currently covers real estates in more than 155 selected cities and approximately 70 million properties in China. Below are screenshots of the interfaces of our China Index Appraisal and Rating, respectively.

China Index Appraisal	China Index Rating

Our China Index Appraisal and Rating services are subscription-based and the subscription fee depends on the number of properties to be evaluated and their actual use of our services.

●	China Index Appraisal Module

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

●	China Index Rating Module

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

China Index Listing

We also offered listing services to allow our clients to list commercial properties in China and utilized advanced marketing and search tools. We had historically operated such business through Fang.com and its mobile applications, a comprehensive set of web portals and mobile applications owned by Fang. We also offered various forms of advertisement placements on our online marketing portal that target our site visitors and mobile application users.

We discontinued our listing service business from January 2021 due to the change in our business development strategies. As revenue from listing services and the scale of business decreased significantly in 2020, we ceased offering listing services for strategic considerations pending further business plans. We will thoroughly focus our efforts on our core businesses including information and analytics services and promotion services with an aim to improve our operating efficiencies.

Our Data

Our data are the foundation of our real estate information and analytic services. Over a span of over 20 years, we have accumulated abundant industry experience in developing the real estate-related database in China. As of December 31, 2020, the China Index Database encompassed detailed real estate information of over 2,300 cities, 2,000,000 plots of land, 370,000 residential property projects and 51,500 commercial property projects in China, which renders it among the top real estate related databases in China in terms of geographical coverage and volume of data points.

Data Collection

We are committed to maintaining and improving the timeliness and comprehensiveness of our database. We have built our database primarily through our internal professional data collection team with over 20 years of experience in data collection. Our data collection team is divided functionally and geographically to cover data canvassing the entire industry value chain in more than 2,320 cities for land data, 187 cities for residential property data, and 350 cities for newly developed property data across substantially all the provinces in China as of December 31, 2020, representing an industry-leading geographic coverage. Our data collection team is primarily responsible for collecting, verifying and recording real estate-related data and adopts a multi-faceted research process to collect data, including phone calls, e-mails, Internet updates, field inspections, public records review, news monitoring, as well as interviews of real estate participants. We regularly undergo extensive training programs so that we can maintain consistent data collection methods and processes throughout our data collection team.

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

Our Clients

In 2020, we had over 2,800 clients subscribing to our information and analytics services and over 900 clients for our promotion services, primarily consisting of institutional clients. We draw clients from across the real estate and related business community, including real estate developer, commercial banks and other financial institutions, academic institutions, property managers, brokers, agents, consultants and other participants in real estate related business. In 2020, our clients primarily consisted of real estate developers, brokers, and financial institutions, accounting for an aggregate of more than 70% of the total number of our clients in the same period.

We have built a robust client composition, evidenced by low client concentration and high client retention. In 2020, the top five clients contributed to less than 10% of our total revenues, and more than 90% of our existing clients among the Top 100 Real Estate Developers in China as ranked by the Top Ten Research Committee of China’s Real Estate Industry renewed service contracts with us.

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

Sales and Marketing

We have built a sales and marketing team that is experienced in the online database and real estate sectors. As of December 31, 2020, our sales and marketing team was stationed in 37 regional centers strategically located across China. Our sales and marketing team prospect for new clients and work closely with our existing clients in local markets, allowing us to gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us set our prices and strategies for each locality.

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

Competition

The market for real estate-related information, analytics and marketing services is competitive and rapidly changing in China. We believe the principal competitive factors affecting these services and providers are:

●	breadth, depth, timeliness and quality of data;
●	ease of use, flexibility and functionality of the software;
●	proprietary nature of methodologies, databases and technical resources;
●	client service and support;
●	effectiveness of marketing and sales efforts;
●	pricing; and
●	brand loyalty among clients.

We compete directly and indirectly for clients with the following categories of companies:

●	database services providers, such as CRIC, offering data support for in-depth industry research targeted to real estate developers, commercial and investment banks, securities companies, funds in China;
●	regional and national publishers and distributors of information, analytics and marketing services, including individual publishers and new-media branches of traditional real estate service providers;
●	online listing services featuring commercial property and land for sale or lease;
●	locally controlled real estate boards, exchanges or associations sponsoring property listing services for commercial property and land for sale or lease;
●	real estate portfolio management companies; and
●	public record providers.

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

We are the registered holder of 131 software copyrights and one patent in the PRC as of December 31, 2020. As of the same date, we owned or licensed 91 registered trademarks and 64 registered domain names, including our website, 3fang.com, in the PRC.

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

The MIIT, under the leadership of the State Council, is responsible for, among other things:

●	formulating and enforcing policies, regulations and standards for telecommunications industry;
●	granting licenses for the provision of telecommunications and Internet services;
●	formulating tariff and service charge policies for telecommunications and Internet services;
●	supervising the operations of telecommunications and Internet service providers; and

●	maintaining fair and orderly market competition among telecommunications and Internet service providers.

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

In order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008 and February 2016. The Administrative Rules on Foreign-invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020) issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting such approvals.

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

As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet industry in China, we conducted listing service business through a series of contractual arrangements among our PRC subsidiaries and Beijing Zhong Zhi Hong Yuan.

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

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Rules to the Foreign Investment Law further clarifies that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening. Competent investment department and commerce department of the State Council shall be responsible for proposing the Negative List for the State Council's approval. The Negative List will be promulgated by the State Council or its investment department and commerce department, and will be amended in accordance with the social development and the wide-ranging opening up.

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

Regulations relating to Information Security and Confidentiality of User Data

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Based on the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted by the Standing Committee of the National People’s Congress, any effort to undertake the following actions may result in criminal punishments in China:

●	improperly enter into a computer or system of national strategic importance;
●	disseminate politically disruptive information;
●	leak government secrets;
●	spread false commercial information; or
●	infringe intellectual property rights.

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

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, MIIT’s Regulations on Protection of Personal Information of Telecommunications and Internet Users, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers. Furthermore, on August 22, 2019, Cyberspace Administration of China issued the Provisions on the Cyber Protection of Personal Information of Children, effective from October 1, 2019, to protect the security of personal information of children and promote the healthy growth of children.

On 28 May, 2020, the National People's Congress adopted the Civil Code, which came into effect on 1 January, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On 10 June, 2021, the Standing Committee of the National People's Congress issued the Data Security Law to regulate data processing activities and security supervision in the PRC, which came into effect on 1 September 2021. According to the Data Security Law, data processing activities shall be carried out in accordance with PRC laws and regulations, establishing and improving the data security management system of the whole process, organizing and carrying out data security education and training, and taking corresponding technical measures and other necessary measures to guarantee data security. Where data processing activities are carried out through the Internet and other information networks, the above-mentioned data security protection obligations shall be fulfilled on the basis of the hierarchical network security protection system. In carrying out data processing activities, risk monitoring shall be strengthened, and remedial measures shall be taken immediately when data security defects, loopholes and other risks are found. In the event of a data security incident, the processors of data shall take immediate measures to deal with it, inform the user in time and report to the competent authorities in accordance with relevant provisions. The processors of important data shall, in accordance with relevant provisions, carry out regular risk assessments of their data processing activities and submit risk assessment reports to the competent authorities. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. Any organization or individual carrying out data processing activities that violates the Data Security Law shall bear the corresponding civil, administrative or criminal liability depending on the specific circumstances.

On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, a critical information infrastructure refers to an important network facilities or information systems in important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people's livelihood and public interest in case of damage, function loss or data leakage. In addition, competent departments and administration departments of each important industry and field, or Protection Departments, shall be responsible to formulate determination rules and determine the critical information infrastructure operator in the respective important industry or field. The result of the determination of critical information infrastructure operator shall be informed to the operator, and notify the public security department of the State Council.

Furthermore, on August 20, 2021, the Standing Committee of the National People's Congress promulgated the Personal Information Protection Law, effective on November 1, 2021. It comprehensively and systematically integrates the requirements of personal information protection previously scattered in the Civil Code, the Cyber Security Law, the Information Security Technology - Personal Information Security Specification and other laws, regulations and standards. It further specifies the obligations, regulatory measures and responsibilities for personal information protection that are applicable to apps, including: (a) the collection of personal information shall not be excessive; (b) the personal information protection authorities shall organize the testing and evaluation of apps for personal information protection, and publish the results; and (c) any app that illegally processes personal information will be ordered to suspend or terminate its services. The Personal Information Protection Law becomes an important part of the national security legal system represented by the State Security Law, and will, together with the Cyber Security Law and the Data Security Law, further completes China's legal infrastructure in the field of cyber security.

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

Regulations relating to Patents

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, as last amended on October 17, 2020, and effective from June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and as last amended on January 9, 2010, there are three types of patents in the PRC, including invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities, and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the PRC Patent Law, for public health purposes, the State Intellectual Property Office of the PRC may grant a compulsory license for manufacturing patented drugs and exporting them to countries or regions covered under relevant international treaties to which PRC has acceded. In addition, according to the Patent Law, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the State Intellectual Property Office for confidentiality examination.

Regulations relating to Copyrights

According to the Copyright Law of the PRC, which took effect on June 1, 1991, and was last amended on November 11, 2020 and subsequently enforced on June 1, 2021, copyright includes computer software, and the Copyright Protection Centre of China provides a voluntary register system for copyright.

According to the Regulation on Computer Software Protection, which took effect on October 1, 1991 and was last amended on January 30, 2013 and subsequently enforced on March 1, 2013, the software copyright shall exist from the date on which its development has been completed, and software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council. On February 20, 2002, the National Copyright Administration of the PRC issued the Measures on Computer Software Copyright Registration, which outlines the operational procedures for registration of software copyright, as well as registration of the license for the software copyright and software copyright transfer contracts. The Copyright Protection Center of the PRC is mandated as the software registration agency under the regulations.

Regulations relating to Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names issued by the MIIT, on August 24, 2017 and effective from November 1, 2017, and the Implementing Rules on Registration of Country Code Top Level Domain issued by China Internet Network Information Center on June 18, 2019. The MIIT is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations relating to Employees

The principal PRC laws and regulations that govern employment include:

●	the PRC Labor Law which became effective on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018; and
●	the PRC Labor Contract Law which became effective on January 1, 2008, and its amendments which became effective on July 1, 2013.

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

Under SAFE Circular 19, which became effective on June 2015, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE Circular 19 prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. Violation of these circulars may result in severe penalties, including heavy fines. These circulars may limit our ability to transfer funds to our VIEs and subsidiaries in China. On June 9, 2016, SAFE promulgated SAFE Circular 16 to further expand and strengthen such reform. Pursuant to SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditures under current accounts that are within its business scope or expenditures under capital accounts that are permitted by laws and regulations, with certain exceptions.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, as amended in May 2015, October 2018 and December 2019, which substantially amends and simplifies the then current foreign exchange procedures. Under SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee account, no longer requires approval from SAFE. Reinvestment of Renminbi proceeds by foreign investors in China no longer requires approval from or verification by SAFE.

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

According to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the NDRC in September 2015, and the Guide on Enterprises’ Issuance of Foreign Debts issued by the NDRC on February 11, 2020, any loan we extend to our PRC subsidiaries or VIEs that are domestic PRC entities with a term of more than one year must be filed with the NDRC or its local counterparts and must be registered with SAFE or its local branches.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with MOFCOM or its local counterpart is obtained.

C. Organizational Structure

We are a holding company that does not have any substantive operations. We primarily conduct our business and operations through our subsidiaries and VIEs in China. For more information, see “—Our Contractual Arrangements.”

The following diagram illustrates our main corporate and operating structure as of the date of this annual report.

China Index Holdings Limited (Cayman Islands)
100%
Chinaindex Academy Limited (BVI)
100%
100%
BEST ALIGNED LIMITED (BVI)
China Indices Academy Limited (Hong Kong)
China Index Academy Limited (Hong Kong)
Wall Street Index Research Center LLC (1) (New York)
100%
Zhong Zhi Xun Bo (USA) Data Information Technology LLC (California)
100%
Outside China
Inside China
Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd.
Tianjin Zhong Zhi Data Information Technology Co., Ltd. (1)
100%
44%
100%
100%
Jianning Dai
56%
Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd.
Beijing Zhong Zhi Information Technology Academy (1)
Xinjiang Zhong Zhi Data Information Technology Co., Ltd.
Jiatianxia Credit Management Co., Ltd.
Vincent Tianquan Mo
Yu Huang
67%
80%
20%
100%
Xinjiang Zhong Zhi Shi Zheng Data Information Technology Co., Ltd.
Xinjiang Zhong Zhi Shi Zheng Big Data Co., Ltd.
Shouzheng Credit Rating Co., Ltd. (1)
Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd. (1)
Equity Interest
Contractual Arrangements

Note:

(1)	Wall Street Index Research Center LLC, Tianjin Zhong Zhi Data Information Technology Co., Ltd., Beijing Zhong Zhi Information Technology Academy, Shouzheng Credit Rating Co., Ltd. and Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd. currently have minimal operations.

Our Contractual Arrangements

In order to comply with PRC regulatory requirements restricting foreign ownership of value-added telecommunications, and certain other businesses in China, in June 2018, we, through WFOE, which is our PRC subsidiary and a wholly foreign-owned enterprise, entered into a series of contractual arrangements with (1) Beijing Zhong Zhi Hong Yuan, and (2) the shareholders of Beijing Zhong Zhi Hong Yuan, namely Mr. Vincent Tianquan Mo and Ms. Yu Huang, which enables us to:

●	exercise effective control over Beijing Zhong Zhi Hong Yuan;
●	receive substantially all of the economic benefits of Beijing Zhong Zhi Hong Yuan; and
●	have exclusive options to purchase all or part of the equity interests in Beijing Zhong Zhi Hong Yuan when and to the extent permitted by PRC law.

In December 2019 and September 2020, our WFOE further entered into a series of contractual arrangements with Beijing Zhong Zhi Academy and Shouzheng, as well as their respective majority shareholders, which enable us to exercise effective control over, receive substantially all of the economic benefits of, and when and to the extent permitted by PRC law, have exclusive options to purchase all or part of the equity interests in Beijing Zhong Zhi Academy and Shouzheng. The terms of these contractual agreements are substantially similar to the agreements of Beijing Zhong Zhi Hong Yuan. Both Beijing Zhong Zhi Academy and Shouzheng currently have minimal operations. Beijing Zhong Zhi Academy is authorized to engage in activities including engineering and technology research but has yet to conduct any business of scale. Shouzheng’s planned business scope includes enterprises credit rating and management consulting but it has yet to complete filing with relevant PRC authorities to carry out its credit rating business.

As a result of our direct ownership in WFOE and the contractual arrangements relating to our VIEs, we are regarded as the primary beneficiary of VIEs, and we consolidate the financial results of VIEs in our combined and consolidated financial statements in accordance with U.S. GAAP. We ceased to provide listing services from 2021 and do not expect to receive further revenue from listing services business from Beijing Zhong Zhi Hong Yuan starting from 2021. We did not derive any revenues from Beijing Zhong Zhi Academy and Shouzheng during 2019 and 2020.

The following is a summary of the currently effective contractual arrangements by and among WFOE, each of our VIEs and their respective shareholders.

Agreements that Provide Us with Effective Control over our VIEs

Equity Pledge Agreements. On June 11, 2018, pursuant to an equity pledge agreement, each shareholder of Beijing Zhong Zhi Hong Yuan pledged all of his or her equity interest in Beijing Zhong Zhi Hong Yuan to guarantee the shareholder’s and Beijing Zhong Zhi Hong Yuan’s performance of their obligations under the exclusive technical consultancy and services agreement in connection with the contractual arrangements. If Beijing Zhong Zhi Hong Yuan or its shareholders breach their contractual obligations under this agreement, WFOE, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Beijing Zhong Zhi Hong Yuan in accordance with the law. Each shareholder of Beijing Zhong Zhi Hong Yuan agrees that, during the term of the equity pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of WFOE. WFOE also has the right to collect dividends of Beijing Zhong Zhi Hong Yuan from its shareholders. The equity pledge agreement remains effective for ten years commencing from June 11, 2018 and can be extended at the sole discretion of WFOE. We have registered the above equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law in July 2018. The pledge will remain binding until Beijing Zhong Zhi Hong Yuan and its shareholders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of Beijing Zhong Zhi Hong Yuan in good faith.

On December 9, 2019 and September 3, 2020, WFOE further entered into separate equity pledge agreements with Mr. Jianning Dai (“Mr. Dai”), holder of 56% of Beijing Zhong Zhi Academy’s equity interest and Jiatianxia Credit Management Co., Ltd. (“Jiatianxia Credit”), holder of 67% of Shouzheng’s equity interest, respectively, the terms of which are substantially similar to the agreement of Beijing Zhong Zhi Hong Yuan summarized above. The equity pledge agreements in relation to Beijing Zhong Zhi Academy and Shouzheng remain effective for ten years commencing from December 9, 2019 and September 3, 2020, respectively, and each can be extended at the sole discretion of WFOE. As of the date of this annual report, Mr. Dai and Jiatianxia Credit are still in the process of completing the registration of the equity pledges in accordance with the equity pledge agreements.

Shareholders’ Proxy Agreements. On June 11, 2018, pursuant to a shareholders’ proxy agreement, the shareholders of Beijing Zhong Zhi Hong Yuan agreed to irrevocably entrust WFOE to exercise their rights as the registered shareholders of Beijing Zhong Zhi Hong Yuan to attend shareholders’ meetings, cast votes on all matters of Beijing Zhong Zhi Hong Yuan requiring shareholder approval. WFOE may assign part or all of these proxy rights to its designated employees. WFOE will be indemnified for any loss under this agreement. This agreement will also be binding upon successors of the parties or transferees of the parties’ equity interests. This agreement will remain in effect until terminated upon written consent by all the parties to the agreement or by their successors.

On December 9, 2019 and September 3, 2020, Mr. Dai and Jiatianxia Credit each agreed to irrevocably entrust WFOE to exercise their rights as the registered shareholder of Beijing Zhong Zhi Academy and Shouzheng, respectively, pursuant to the shareholder’s proxy agreement executed by them, the terms of which are substantially similar to the agreement of Beijing Zhong Zhi Hong Yuan summarized above.

Agreements that Allows us to Receive Economic Benefits from our VIEs

Exclusive Technical Consultancy and Services Agreements. On June 11, 2018, pursuant to an exclusive technical consultancy and services agreement between WFOE and Beijing Zhong Zhi Hong Yuan, WFOE obtained the exclusive right to provide Beijing Zhong Zhi Hong Yuan with technical services relating to its business. In exchange for these services, Beijing Zhong Zhi Hong Yuan has agreed to make monthly payments to the service provider for such services at an amount determined by the time consumed, the seniority of employees of WFOE providing services to Beijing Zhong Zhi Hong Yuan as well as amounts agreed by WFOE and Beijing Zhong Zhi Hong Yuan for services provided overtime. Without WFOE’s prior written consent, Beijing Zhong Zhi Hong Yuan agrees not to accept the same or any similar services provided by any third party. WFOE owns the intellectual property rights arising out of the performance of this agreement. The agreement has an original term of ten years commencing from June 11, 2018 which can be extended by WFOE at its sole discretion, or can be terminated by WFOE upon 30 days’ advance notice.

On December 9, 2019 and September 3, 2020, WFOE entered into separate exclusive technical consultancy and services agreements with Beijing Zhong Zhi Academy and Shouzheng, respectively, the terms of which are substantially similar to the agreement of Beijing Zhong Zhi Hong Yuan summarized above. The agreements in relation to Beijing Zhong Zhi Academy and Shouzheng have an original term of ten years commencing from December 9, 2019 and September 3, 2020, respectively, which can be extended by WFOE at its sole discretion, or can be terminated by WFOE upon 30 days’ advance notice.

Operating Agreements. On June 11, 2018, pursuant to an operating agreement, WFOE undertook to enter into guarantee contracts with third parties, as required by third parties, to guarantee the performance of Beijing Zhong Zhi Hong Yuan under its business contracts with third parties. In return, Beijing Zhong Zhi Hong Yuan is required to pledge its accounts receivable and mortgage all of its assets as counter-security to WFOE. Each of Beijing Zhong Zhi Hong Yuan and the nominee shareholders has agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of Beijing Zhong Zhi Hong Yuan without the prior written consent of WFOE. The agreement has an original term of ten years which can be extended prior to the expiration with written confirmation from WFOE, or can be terminated by WFOE upon 30 days’ advance notice.

On December 9, 2019 and September 3, 2020, WFOE entered into separate operating agreements with Beijing Zhong Zhi Academy and Shouzheng, and the respective nominee shareholder, Mr. Dai and Jiatianxia Credit, the terms of which are substantially similar to the agreement of Beijing Zhong Zhi Hong Yuan summarized above.

Agreements that Provide Us with the Option to Purchase the Equity Interest in our VIEs

Exclusive Call Option Agreements. On June 11, 2018, pursuant to an exclusive call option agreement, as amended by a supplementary agreement on October 1, 2018, each shareholder of Beijing Zhong Zhi Hong Yuan irrevocably granted us and WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Beijing Zhong Zhi Hong Yuan. The purchase price shall be the minimum price permitted under PRC law. Without prior written consent of us and WFOE, Beijing Zhong Zhi Hong Yuan shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), conduct mergers or acquisitions or make any investments, or distribute dividends to the shareholders. Each shareholder of Beijing Zhong Zhi Hong Yuan has agreed that, without prior written consent of us and WFOE, he or she will not dispose his or her equity interests in Beijing Zhong Zhi Hong Yuan or create or allow any encumbrance on their equity interests. Moreover, without prior written consent of us and WFOE, no dividend will be distributed to Beijing Zhong Zhi Hong Yuan’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to us and WFOE or their designated person(s). The agreement has an original term of ten years commencing from June 11, 2018 which can be extended at the sole discretion of us and WFOE.

On December 9, 2019 and September 3, 2020, we and WFOE entered into separate exclusive call option agreements with Beijing Zhong Zhi Academy and Shouzheng, and their respective majority shareholder, Mr. Dai and Jiatianxia Credit, the terms of which are substantially similar to the agreement of Beijing Zhong Zhi Hong Yuan summarized above. The agreements in relation to Beijing Zhong Zhi Academy and Shouzheng have an original term of ten years commencing from December 9, 2019 and September 3, 2020, respectively, which can be extended at the sole discretion of us and WFOE.

Loan Agreements. On June 11, 2018, pursuant to a loan agreement between WFOE and the shareholders of Beijing Zhong Zhi Hong Yuan, WFOE made loans in an aggregate amount of RMB1.5 million to the shareholders of Beijing Zhong Zhi Hong Yuan solely for making contributions to the business development of Beijing Zhong Zhi Hong Yuan. Pursuant to the loan agreement, the shareholders of Beijing Zhong Zhi Hong Yuan shall repay the loan by transfer of all his or her equity interest in Beijing Zhong Zhi Hong Yuan to WFOE or its designated person(s). The shareholders of Beijing Zhong Zhi Hong Yuan must pay all of the proceeds from sale of such equity interests to WFOE. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to operate the value-added telecommunication service business, and us and WFOE elect to exercise their exclusive equity purchase option. The loan agreement has an original term of 10 years commencing from June 11, 2018 which will be automatically extended until WFOE agrees and is permitted to directly hold the equity interest of Beijing Zhong Zhi Hong Yuan under applicable laws of the PRC. The shareholders of Beijing Zhong Zhi Hong Yuan shall not repay such loans in advance unless it is otherwise provided in this agreement.

On December 9, 2019 and September 3, 2020, WFOE entered into separate loan agreements with Beijing Zhong Zhi Academy’s and Shouzheng’s respective majority shareholder, Mr. Dai and Jiatianxia Credit, the terms of which are substantially similar to the agreement of Beijing Zhong Zhi Hong Yuan summarized above except the followings. WFOE agreed to make loans in the amount of RMB560 thousand and RMB33.5 million to Mr. Dai and Jiatianxia Credit, respectively, solely for making contributions to the respective business development of Beijing Zhong Zhi Academy and Shouzheng. The agreements in relation to Beijing Zhong Zhi Academy and Shouzheng have an original term of 10 years commencing from December 9, 2019 and September 3, 2020, respectively, which will be automatically extended until WFOE agrees and is permitted to directly hold the equity interest of Beijing Zhong Zhi Academy and Shouzheng, respectively, under applicable laws of the PRC.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

●	the ownership structures of our VIEs in China and WFOE that have entered into contractual arrangements with the VIEs do not and will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among WFOE, the VIEs and the shareholders of the VIEs governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In respect of Beijing Zhong Zhi Hong Yuan, if the PRC government finds that the agreements that establish the structure for operating our listing service business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

A. Operating Results

Overview

We operate a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of December 31, 2020. Our services span across data services, analytics services, promotion services and listing services for China’s real estate markets. We discontinued our listing services business from January 2021. See “Item 4. Information on the Company—B. Business Overview—Our Services—Marketplace Services—China Index Listing.” We serve a substantial base of real estate participants in China, including industry professionals and business communities, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. We currently focus more on the enormous market opportunity within China’s commercial property sector through our commercial property online marketing portals and mobile applications.

Our service platform, developed based on our CREIS, consists of various integrated data-driven information and analytics service modules that are subscription-based online solutions similar to SaaS. Our data are the foundation of our service offerings. As of December 31, 2020, the China Index Database encompassed detailed real estate information of over 2,300 cities, 2,000,000 plots of land, 370,000 residential property projects and 51,500 commercial property projects in China, which renders it among the top real estate related databases in China in terms of geographical coverage and volume of data points.

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

We have experienced stable growth in recent years. Our revenues increased by 37.7% from RMB421.0 million in 2018 to RMB579.7 million in 2019, and further increased by 9.7% to RMB635.9 million (US$97.5 million) in 2020. Information and analytics services accounted for 49.0%, 46.3% and 47.7%, respectively, of our revenues in 2018, 2019 and 2020. Marketplace services accounted for 51.0%, 53.7% and 52.3%, respectively, of our revenues in 2018, 2019 and 2020. Our net income increased by 48.4% from RMB165.4 million in 2018 to RMB245.5 million in 2019. Our net loss in 2020 was RMB318.4 million (US$48.8 million), primarily due to bad debt expense.

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

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our Hong Kong subsidiaries are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Hong Kong does not impose a withholding tax on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied as we did not have assessable profit that was derived from or earned in Hong Kong in 2018, 2019 and 2020.

China

Generally, our subsidiaries and VIEs in China are subject to enterprise income tax on their taxable income at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Beijing Zhong Zhi Shi Zheng, a PRC subsidiary, obtained the High and New Technology Enterprise certificate in November 2015 and renewed it in October 2018, entitling it to a preferential enterprise income tax rate of 15% from 2015 to 2020.

Xinjiang Zhong Zhi Data Information Technology Co., Ltd., a PRC subsidiary, was entitled to a tax holiday for five years starting from 2017.

Xinjiang Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Xinjiang Zhong Zhi Shi Zheng Big Data Co., Ltd, each a PRC subsidiary, were entitled to a tax holiday for five years starting from 2020.

Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd., a PRC subsidiary, was entitled to a reduced enterprise income tax rate of 12.5% for 2017. In October 2018, Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd. obtained the High and New Technology Enterprise certificate, entitling it to a preferential enterprise income tax rate of 15% from 2018 to 2020.

The PRC tax laws and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. As of December 31, 2020, we have accrued withholding income tax of RMB62 million (US$9.5 million) on undistributed earnings of RMB620 million (US$95 million) generated by our PRC subsidiaries. As of December 31, 2020, we did not provide for income taxes on earnings of RMB336.5 million (US$51.6 million) generated by our PRC subsidiaries, as we plan to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB33.6 million (US$5.2 million).

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

Revenue Recognition

We adopted the new revenue recognition standards, or ASC 606, effective January 1, 2018 using the modified retrospective method for contracts which were not completed at the date of initial adoption. Our contracts with customers often include promises to transfer multiple products and services. For these contracts, we account for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, or the SSP, for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs. In making these judgments, we analyze various factors, including our pricing methodology and overall market and economic conditions.

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

Allowance for amounts due from Fang

We had an amount due from Fang in the amount of US$84.0 million (equivalent to RMB547.1 million) relating to our guarantee for the payment obligations of Fang under the convertible notes agreements as of December 31, 2020. Based on our credit assessment on the collectability of amounts due from Fang, taking into consideration of current market conditions and Fang’s financial condition, as well as (1) Fang is subject to a winding-up petition by a noncontrolling shareholder in Cayman Court; (2) Fang is late in the filing of its annual 20-F for the year ended December 31, 2020; (3) Fang had to rely on us as the guarantor to settle the convertible notes agreements; and (4) we do not have any collateral placed by Fang against the amounts due from Fang, we have accrued 100% provision against the amounts due from Fang in the amount of RMB547.1 million (US$84.0 million) as of December 31, 2020, which was recorded as bad debt expense on the combined and consolidated statements of comprehensive income (loss) for the year ended December 31, 2020.

Recent Accounting Policies

In August 2018, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2018-13, or ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (1) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (2) adding certain quantitative disclosures, including (i) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (ii) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (3) removing certain fair value measurement disclosure requirements, including (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) the policy for timing of transfers between levels of the fair value hierarchy and (iii) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. We are permitted to early adopt any removed or modified disclosure and delay adoption of the additional disclosures until their effective date. We adopted ASU 2018-13 effective on January 1, 2020. The adoption of this new accounting standard did not have a significant impact on our combined and consolidated financial statements.

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

Key Components of Our Results of Operations

Revenues

We generate most of our revenues from information and analytics services and marketplace services. We discontinued our listing services business from January 2021 and we do not expect to receive additional revenues from listing services from 2021. The following table sets forth a breakdown of our revenues for the periods indicated.

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Information and analytics services	206,201	49.0	268,548	46.3	303,352	46,491	47.7
Data services	125,147	29.7	138,643	23.9	166,264	25,481	26.1
Analytics services	81,054	19.3	129,905	22.4	137,088	21,010	21.6
Marketplace services	214,823	51.0	311,102	53.7	332,558	50,968	52.3
Promotion services	189,718	45.0	244,154	42.2	301,962	46,278	47.5
Listing services (1)	25,105	6.0	66,948	11.5	30,596	4,690	4.8
Total	421,024	100.0	579,650	100.0	635,910	97,459	100.0

Note:

(1)	We discontinued our listing services business from January 2021. See “Item 4. Information on the Company—B. Business Overview—Our Services—Marketplace Services—China Index Listing.”

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

Listing services. Listing services comprise of commercial property listing services and agent services in respect of commercial properties. We cooperated with Fang in the provision of listing services. Commercial property listing services allow our clients to post listings of commercial properties, access comprehensive leads lists and utilize advanced marketing and search tools for a specified period of time, which typically range from one to three months, in exchange for a fixed fee. We also acted as an agent on behalf of Fang on listing services in respect of commercial properties prior to 2020. We ceased to provide listing services from January 2021. See “Item 4. Information on the Company—B. Business Overview—Our Services—Marketplace Services—China Index Listing.”

Cost of Revenues

The following table sets forth the components of our cost of revenues by nature, both in absolute amount and as a percentage of our revenues, for the periods indicated.

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Staff costs	43,702	10.4	56,881	9.8	44,704	6,851	7.0
Campaign costs	13,018	3.1	19,500	3.4	11,555	1,771	1.8
Office and rental expenses	8,805	2.1	11,008	1.9	9,767	1,497	1.5
Value-added taxes and surcharges	4,005	1.0	3,708	0.6	3,274	502	0.5
Others	18,203	4.2	19,395	3.3	36,228	5,552	5.8
Total	87,733	20.8	110,492	19.0	105,528	16,173	16.6

Our cost of revenues mainly consists of staff costs, campaign costs and office and rental expenses. Campaign costs are primarily the fees we paid for rental of conference venues and brochures printing. Other costs include traveling expenses, technology service fees and others. Despite of the decrease in cost of revenues in 2020 mainly due to a decrease in staff costs as a result of the termination of our cooperation agreement with Fang to provide listing agent services for commercial properties to Fang from January 1, 2020 and a decrease in campaign costs as in-person themed events and campaigns were restricted or prohibited as a result of the social distancing measures implemented in China in response to the COVID-19 pandemic, we expect that our cost of revenues will increase as we continue to expand our services and our client base over time.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods indicated.

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Selling and marketing expenses	77,731	18.5	99,020	17.1	112,414	17,228	17.7
General and administrative expenses(1)	66,993	15.9	77,773	13.4	85,700	13,134	13.5
Bad debt expense(1)	—	—	4,842	0.8	559,445	85,741	87.9
Total	144,724	34.4	181,635	31.3	757,559	116,103	119.1

Note:

(1) We have reclassified bad debt expense as a new line item from general and administrative expenses in the presentation of our combined and consolidated statements of operations data.

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

Bad Debt Expense. Our bad debt expense consists primarily of (1) provisions for bad debt associated with our accounts receivables and (2) the provision for amounts due from Fang for the amount borne by us under the settlement deeds and we made a 100% provision for such amount. For details of the convertible notes and settlement deeds, see “Item 5.Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.” We expect our bad debt expense in relation to our accounts receivables to increase along with our business growth. We do not expect to incur further bad debt expense in relation to the amounts due from Fang as we have made 100% provision for such amount.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations both in absolute amount and as a percentage of our revenues for the periods indicated.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues	421,024	100.0	579,650	100.0	635,910	97,459	100.0
Information and analytics services	206,201	49.0	268,548	46.3	303,352	46,491	47.7
Marketplace services	214,823	51.0	311,102	53.7	332,558	50,968	52.3
Cost of revenues	(87,733)	(20.8)	(110,492)	(19.0)	(105,528)	(16,173)	(16.6)
Gross profit	333,291	79.2	469,158	81.0	530,382	81,286	83.4
Operating expenses
Selling and marketing expenses	(77,731)	(18.5)	(99,020)	(17.1)	(112,414)	(17,228)	(17.7)
General and administrative expenses (1)	(66,993)	(15.9)	(77,773)	(13.4)	(85,700)	(13,134)	(13.5)
Bad debt expense (1)	—	—	4,842	0.8	(559,445)	85,741	87.9
Operating income (loss)	188,567	44.8	287,523	49.7	(227,177)	34,817	(35.7)
Interest income	664	0.1	2,200	0.4	1,625	249	0.3
Change in fair value of the warrants	—	—	(1,152)	(0.2)	1,359	208	0.2
Investment income	4,842	1.2	714	0.1	9,294	1,424	1.5
Government grants	1,395	0.3	903	0.2	5,997	919	0.8
Income (loss) before income taxes	195,468	46.4	290,188	50.2	(208,902)	32,017	(32.9)
Income tax expense	(30,048)	(7.1)	(44,737)	(7.7)	(109,454)	(16,775)	(17.2)
Net income (loss)	165,420	39.3	245,451	42.5	(318,356)	48,792	(50.1)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Note:

(1) We have reclassified bad debt expense as a new line item from general and administrative expenses in the presentation of our combined and consolidated statements of operations data.

Revenues. Our revenues, consisting of those generated from information and analytics services and marketplace services, increased by 9.7% from RMB579.7 million in 2019 to RMB635.9 million (US$97.5 million) in 2020.

Information and Analytics Services

●	Data services. Our revenues from data services increased by 20.0% from RMB138.6 million in 2019 to RMB166.3 million (US$25.5 million) in 2020, primarily due to (1) the continued increase in the number of clients that subscribed to our database, and (2) the increase in the average selling price due to the upgrading of our services.

●	Analytics services. Our revenues from analytics services increased by 5.5% from RMB129.9 million in 2019 to RMB137.1 million (US$21.0 million) in 2020, primarily due to the continued increase in the number of clients that purchased our analytics services along with our business growth.

Marketplace Services

●	Promotion services. Our revenues from promotion services increased by 23.6% from RMB244.3 million in 2019 to RMB302.0 million (US$46.3 million) in 2020, primarily driven by (1) the continued increase in the number of clients that purchased our promotion services, and (2) the increase in the average selling price of our promotion services.
●	Listing services. Our revenues from listing services decreased by 54.3% from RMB66.9 in 2019 to RMB30.6 million (US$4.7 million) in 2020, primarily due to the termination of our cooperation agreement with Fang to provide listing agent services for commercial properties to Fang from January 1, 2020 and the decrease in the number of customers.

Cost of revenues. Our cost of revenues decreased by 4.5% from RMB110.5 million in 2019 to RMB105.5 million (US$16.2 million) in 2020 primarily due to (1) a decrease of RMB12.2 million (US$1.9 million) in staff costs as a result of the termination of our cooperation agreement with Fang to provide listing agent services for commercial properties to Fang from January 1, 2020 and (2) a decrease of RMB8.0 million (US$1.2 million) in campaign costs as in-person themed events and campaigns were restricted or prohibited as a result of the social distancing measures implemented in China in response to the COVID-19 pandemic, partially offset by an increase in technology fees.

Gross profit. As a result of the foregoing, our gross profit increased by 13.0% from RMB469.2 million in 2019 to RMB530.4 million (US$81.3 million) in 2020. Our gross margin was 81.0% and 83.5% in 2019 and 2020, respectively.

Operating expenses. Our total operating expenses increased by 317.2% from RMB181.6 million in 2019 to RMB757.6 million (US$116.1 million) in 2020, primarily due to bad debt expense.

●	Selling and marketing expenses. Our selling and marketing expenses increased by 13.5% from RMB99.0 million in 2019 to RMB112.4 million (US$17.2 million) in 2020, primarily due to (1) an increase of RMB13.3 million (US$2.0 million) in salaries and benefits paid to our sales and marketing personnel as a result of increase in headcounts, (2) an increase of RMB4.0 million (US$0.6 million) in promotion fees due to increasing marketing needs, partially offset by a decrease of RMB5.0 million (US$0.8 million) in transportation and travelling fees during the COVID-19 pandemic.
●	General and administrative expenses. Our general and administrative expenses increased by 10.2% from RMB77.8 million in 2019 to RMB85.7 million (US$13.1 million) in 2020, primarily due to an increase of RMB5.2 million (US$0.8 million) in foreign exchange loss as a result of the fluctuation in exchange rate of U.S. dollar against RMB.
●	Bad debt expense. Our bad debt expense increased by 115 folds from RMB4.8 million in 2019 to RMB559.4 million (US$85.7 million) in 2020, primarily due to bad debt expense of RMB547.1 million (US$84.0 milion) of provision for amounts due from Fang for the amount borne by us under the settlement deeds and we made a 100% provision for such amount. For details of the convertible notes and settlement deeds, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Income tax expenses. We had income tax expenses of RMB44.7 million in 2019 and RMB109.5 million (US$16.8 million) in 2020. The effective income tax rate was 15.4% for 2019 which was lower than the statutory enterprise income tax rate, primarily due to the effect of the preferential tax rates, and the research and development expenses bonus deduction, partially offset by effect of the unrecognized tax benefits and non-deductible share-based compensation expense. The effective income tax rate was 52.4% for 2020 which was higher than the statutory enterprise income tax rate, primarily due to the effect of the tax rate differential for non-PRC entities and the withholding tax for undistributed earnings from PRC subsidiaries, partially offset by the effect of the preferential tax rates and the research and development bonus deduction.

Net income. As a result of the foregoing, we recorded a net income of RMB245.5 million in 2019 and a net loss of RMB318.4 million (US$48.8 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Our revenues, consisting of those generated from information and analytics services and marketplace services, increased by 37.7% from RMB421.0 million in 2018 to RMB579.7 million in 2019.

Information and Analytics Services

●	Data services. Our revenues from data services increased by 10.8% from RMB125.1 million in 2018 to RMB138.6 million in 2019, primarily due to (1) the continued increase in the number of clients that subscribed to our database, and (2) the increase in the average selling price due to the upgrading of our services.
●	Analytics services. Our revenues from analytics services increased by 60.2% from RMB81.1 million in 2018 to RMB129.9 million in 2019, primarily due to the continued increase in the number of clients, including certain of our related parties, that purchased our analytics services along with our business growth.

Marketplace Services

●	Promotion services. Our revenues from promotion services increased by 28.8% from RMB189.7 million in 2018 to RMB244.3 million in 2019, primarily driven by (1) the continued increase in the number of clients that purchased our promotion services, and (2) the increase in our promotion service fees.
●	Listing services. Our revenues from listing services increased significantly from RMB25.1 million in 2018 to RMB66.9 million in 2019, primarily driven by our continued focus on developing commercial property listing-related business and the increase in the number of clients, including certain of our related parties, for our listing services.

Cost of revenues. Our cost of revenues increased by 26.0% from RMB87.7 million in 2018 to RMB110.5 million in 2019 primarily due to (1) an increase of RMB13.2 million in salaries and benefits paid to our employees as a result of increases in headcounts and average compensation level, (2) an increase of RMB6.5 million in campaign costs along with our business growth, and (3) an increase of RMB2.2 million in office and rental expenses.

Gross profit. As a result of the foregoing, our gross profit increased by 40.8% from RMB333.3 million in 2018 to RMB469.2 million in 2019. Our gross margin was 79.2% and 81.0% in 2018 and 2019, respectively.

Operating expenses. Our total operating expenses increased by 25.5% from RMB144.7 million in 2018 to RMB181.6 million in 2019, primarily due to primarily due to the increase in headcounts in line with our business growth and the increase in our average compensation level in order to retain and attract talents.

●	Selling and marketing expenses. Our selling and marketing expenses increased by 27.4% from RMB77.7 million in 2018 to RMB99.0 million in 2019, primarily due to an increase of RMB17.2 million in salaries and benefits paid to our sales and marketing personnel as a result of increases in headcounts and average compensation level.

●	General and administrative expenses. Our general and administrative expenses increased by 16.1% from to RMB67.0 million in 2018 to RMB77.8 million in 2019, primarily due to (1) an increase of RMB22.1 million in salaries and benefits paid to our administrative staff and research and development personnel as a result of increases in headcounts and average compensation level, partially offset by a decrease of RMB13.1 million in professional fees and expenses incurred in connection with the separation as most of such fees and expenses were incurred in 2018.
●	Bad debt expense. We recorded RMB4.8 million of bad debt expense associated with our accounts receivable in 2019.

Income tax expenses. We had income tax expenses of RMB30.0 million in 2018 and RMB44.7 million in 2019. The effective income tax rate was 15.4% and 15.4% for 2018 and 2019, respectively, which was lower than the statutory enterprise income tax rate, primarily due to the effect of the preferential tax rates and tax holiday, and the research and development expenses bonus deduction, partially offset by effect of the unrecognized tax benefits and non-deductible share-based compensation expense.

Net income. As a result of the foregoing, our net income increased by 48.4% from RMB165.4 million in 2018 to RMB245.5 million in 2019.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been capital contribution from Fang prior to our separation from Fang and cash generated from operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2018, 2019 and 2020, our cash and cash equivalents were RMB164.2 million, RMB214.1 million and RMB280.4 million (US$43.0 million), respectively.

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

Fang issued convertible notes to certain institutional investors in 2015. These convertible notes bore an interest rate of 1.5% per annum until due in 2022 (the “2022 Notes”). The holders had the right, from time to time, to convert all or any portion of the convertible notes into Fang Class A ordinary shares at an initial conversion rate of 27.9086 Fang Class A ordinary shares per US$1,000 principal amount, subject to adjustment under the terms of the convertible notes. In connection with our separation from Fang, taking into consideration of the outstanding aggregate principal amount of US$250 million at that time, we issued a warrant to each of the holders of such convertible notes, which entitled them to purchase for nominal consideration up to 6,977,150 Class A ordinary shares in the aggregate. In the event that holders subsequently decide not to convert the convertible notes, and instead, demand payment of principal and accrued interest upon maturity of the convertible notes, the warrant would be canceled and the right to purchase our Class A ordinary shares would be forfeited. In addition, we also provided a guarantee for the benefit of the holders, under which we would be liable to the payment obligations under the convertible notes if a demand thereunder may be made or there have been certain circumstances relating to our company, including, among others, change-in-control transactions or certain fundamental changes to our share capital. In October 2019 and December 2019, Fang repurchased from certain holders of the 2022 Notes in an aggregate principal amount of US$82.94 million for a total consideration of US$83.78 million. As a result of the winding-up petition against Fang and pursuant to the terms of the 2022 Notes, the outstanding principal of, and accrued and unpaid interest on the 2022 Notes, which were originally due in 2022, became due and payable on December 13, 2020. In 2021, we entered into settlement deeds with Fang and the holders of the 2022 Notes. Pursuant to the settlement deeds, Fang and we each agreed to repay 50% of the total amount of US$168.0 million by installment in 2021 to the holders of the 2022 Notes, including the outstanding principal of US$167.2 million and unpaid interest of US$0.8 million as of December 31, 2020. Accordingly, we accrued a guarantee liability in the amount of US$84.0 million (equivalent to RMB547.1 million) as of December 31, 2020. We repaid to the holders of the 2022 Notes on behalf of Fang (1) US$42.4 million (including US$0.2 million of interest expenses in 2021) on September 24, 2021 and (2) US$41.8 million on November 10, 2021. In addition, Fang repaid to the holders of the 2022 Notes (1) US$42.4 million on September 28, 2021 (including US$0.2 million of interest expenses in 2021) and (2) US$41.8 million on November 15, 2021. As of the date of this annual report, the 2022 Notes have been fully repaid. Separately, we entered into a supplemental agreement with Fang on September 24, 2021, pursuant to which Fang has agreed to repay us the amount borne by us under the settlement deeds by December 31, 2023. Notwithstanding our ongoing effort to collect the amounts due from Fang, based on our credit assessment on the collectability of the amounts due from Fang, taking into consideration current market conditions and Fang's financial condition, as well as that (1) Fang is subject to a winding-up petition by a noncontrolling shareholder in the Cayman Court; (2) Fang was late in the filing of its annual report on form 20-F for the year ended December 31, 2020; (3) Fang had to rely on us as the guarantor to settle the 2022 Notes; and (4) we do not have any collateral placed by Fang against the amounts due from Fang, we have accrued 100% provision against the amounts due from Fang in the amount of RMB547.1 million (US$84.0 million) as of December 31, 2020, which was recorded as bad debt expense in 2020.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	202,519	334,039	327,544	50,201
Net cash provided by (used in) investing activities	4,803	(124,348)	(257,750)	(39,503)
Net cash used in financing activities	(274,385)	(160,194)	—	—
Effect of foreign currency exchange rate changes on cash and cash equivalents	77	377	(3,515)	(540)
Net (decrease) increase in cash and cash equivalents	(66,986)	49,874	66,279	10,158
Cash and cash equivalents as of the beginning of the year	231,188	164,202	214,076	32,809
Cash and cash equivalents as of the end of the year	164,202	214,076	280,355	42,967

Operating Activities

Net cash provided by operating activities was RMB327.5 million (US$50.2 million) in 2020, primarily due to net loss of RMB318.4 million (US$48.8 million), adjusted for (1) allowance for amounts due from a related party of RMB547.1 million (US$84.0 million), (2) deferred income tax expense of RMB60.5 million (US$9.3 million), (3) allowance for doubtful accounts of RMB12.4 million (US$1.9 million), (4) investment income of RMB9.3 million (US$1.4 million), (5) share-based compensation expense of RMB8.6 million (US$1.3 million), (6) reduction in the carrying amount of right-of-use assets of RMB5.2 million (US$0.8 million), (7) change in fair value of the warrants of RMB1.4 million (US$0.2 million), and (8) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB557.6 million (US$85.5 million) in accrued expenses and other liabilities due to our guarantee liability in relation to the convertible notes issued by Fang, (2) an increase of RMB20.6 million (US$3.2 million) in deferred revenues due to cash received in advance from clients, and (3) an increase of RMB17.6 million (US$2.7 million) in other non-current liabilities due to unrecognized tax benefits, partially offset by (1) an increase of RMB547.1 million (US$84.0 million) in amounts due from a related party as we accrued a guarantee liability, which should be repaid by Fang to us no later than December 31, 2023 according to the agreement between Fang and us, (2) an increase of RMB17.7 million (US$2.7 million) in accounts receivable, (3) a decrease of RMB7.3 million (US$1.1 million) in amounts due to related parties due to timely settlement, and (4) a decrease of RMB10.3 million (US$1.6 million) in long-term lease liabilities primarily due to our cash payments related to operating lease liabilities.

Net cash provided by operating activities was RMB334.0 million in 2019, primarily due to net income of RMB245.5 million, adjusted for (1) share-based compensation expense of RMB8.2 million, (2) reduction in the carrying amount of right-of-use assets of RMB5.0 million, (3) allowance for doubtful accounts of RMB4.8 million, (4) change in fair value of the warrants of RMB1.2 million, and (5) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB60.3 million in deferred revenues due to cash received in advance from clients, and (2) an increase of RMB22.9 million in other non-current liabilities due to unrecognized tax benefits, and (3) an increase of RMB8.9 million in income tax payable, partially offset by (1) a decrease of RMB14.9 million in long-term lease liabilities primarily due to our cash payments related to operating lease liabilities, and (2) an increase of RMB13.6 million in accounts receivable.

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

Investing Activities

Net cash used in investing activities was RMB257.8 million (US$39.5 million) in 2020, primarily due to purchase of short-term investments of RMB4,084.4 million (US$626.0 million) in wealth management products, partially offset by proceeds from sales of short-term investments of RMB3,827.1 million (US$586.5 million) in wealth management products.

Net cash used in investing activities was RMB124.4 million in 2019, primarily due to purchase of short-term investments of RMB340.0 million in wealth management products, partially offset by proceeds from sales of short-term investments of RMB215.7 million in wealth management products.

Net cash provided by investing activities was RMB4.8 million in 2018, primarily due to proceeds from sales of short-term investments of RMB1,304.8 million in wealth management products, partially offset by purchase of short-term investments of RMB1,300.0 million in wealth management products.

Financing Activities

Net cash used in financing activities was nil in 2020.

Net cash used in financing activities was RMB160.2 million in 2019, primarily due to net transfers of RMB160.2 million to Fang, which occurred prior to our separation from Fang.

Net cash used in financing activities was RMB274.4 million in 2018, primarily due to (1) net transfers of RMB270.6 million to Fang, and (2) repayment of cash advance from related parties of RMB3.8 million.

Capital Expenditures

Our capital expenditures were RMB64,757, RMB62,227 and RMB584,443 (US$89,418), in 2018, 2019 and 2020, respectively. Our capital expenditures were mainly used for purchases of electronic equipment relating to the operation of our database, office furniture and leasehold improvement for our office facilities. We will continue to make capital expenditures to meet the expected growth of our business.

Inflation

In recent years, China has not experienced significant inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in recent years, we may be affected if China experiences higher rates of inflation in the future.

Holding Company Structure

China Index Holdings Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries and VIEs in China. As a result, China Index Holdings Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries and cash payments from our VIEs in China. If our existing PRC subsidiaries or VIEs or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, our wholly foreign-owned subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain general reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Our subsidiaries and VIEs in China may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2018, 2019 and 2020, no profit appropriation to statutory surplus fund or to other reserve funds was made for our entities incorporated in the PRC. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. For the years ended December 31, 2018, 2019 and 2020, our PRC subsidiaries did not pay any dividends. In September and November 2021, our PRC subsidiaries paid a total of approximately RMB620 million of dividends to China Index Holdings Limited mainly to fulfill our payment obligations under the settlement deeds in relation to the convertible notes issued by Fang.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

The COVID-19 pandemic has resulted in quarantines, travel restrictions, and temporary closure of facilities in China and many other countries since early 2020. Consequently, the COVID-19 pandemic has, and may continue to, materially adversely affect our business, results of operations and financial condition for the current fiscal year and beyond, including but not limited to business disturbances, slowdown in revenue growth and delayed collection of accounts receivables from our customers. Because of the significant uncertainties surrounding the COVID-19 pandemic, the extent of business disturbances and related financial impact cannot be reasonably estimated at this time. See “Item 3. Key Information— D. Risk Factors” of this annual report.

We discontinued our listing services business from January 2021. See “Item 4. Information on the Company-B. Business Overview-Our Services-Marketplace Services-China Index Listing.”

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year of 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We provided a guarantee for the benefit of the holders of the 2022 Notes, under which we would be liable to the payment obligations under the convertible notes if a demand thereunder may be made or there have been certain circumstances relating to our company, including, among others, change-in-control transactions or certain fundamental changes to our share capital. As a result of the winding-up petition against Fang and pursuant to the terms of the 2022 Notes, the outstanding principal of, and accrued and unpaid interest on the 2022 Notes, which were originally due in 2022, became due and payable on December 13, 2020. In 2021, we entered into settlement deeds with Fang and the holders of the 2022 Notes. Pursuant to the settlement deeds, Fang and we each agreed to repay 50% of the outstanding principal and unpaid interest by installment in 2021 to the holders of the 2022 Notes. As of the date of this annual report, the 2022 Notes have been fully repaid. For details of the 2022 Notes and settlement deeds, see “—B. Liquidity and Capital Resources.”

Other than the above, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

			Less than one	One to three	Three to	More than
	Total		year	years	five years	five years
	RMB	US$	RMB	RMB	RMB	RMB

(in thousands)
Operating leases	36,405	5,579	—	5,921	15,242	15,242

Our contractual obligations as of December 31, 2020 also included additional income taxes payable of RMB118.0 million (US$18.1 million) in the event that a tax position is ultimately disallowed by relevant tax authorities. We provided a guarantee for the benefit of the holders of the 2022 Notes, under which we would be liable to the payment obligations under the convertible notes if a demand thereunder may be made or there have been certain circumstances relating to our company, including, among others, change-in-control transactions or certain fundamental changes to our share capital. As a result of the winding-up petition against Fang and pursuant to the terms of the 2022 Notes, the outstanding principal of, and accrued and unpaid interest on the 2022 Notes, which were originally due in 2022, became due and payable on December 13, 2020. In 2021, we entered into settlement deeds with Fang and the holders of the 2022 Notes. Pursuant to the settlement deeds, Fang and we each agreed to repay 50% of the outstanding principal and unpaid interest by installment in 2021 to the holders of the 2022 Notes. As of the date of this annual report, the 2022 Notes have been fully repaid. For details of the 2022 Notes and settlement deeds, see “—B. Liquidity and Capital Resources.”

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G. Safe Harbor

See “Forward-looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Vincent Tianquan Mo	57	Chairman of the board of directors
Yu Huang	54	Director, chief executive officer and president
Jie Jiao	41	Independent director
Robert Ciemniak	46	Independent director
Jeff Xuesong Leng	52	Independent director
Lili Chen	32	Deputy chief financial officer
Can Xie	37	Chief technology officer
Yong Wang	51	Vice president

Vincent Tianquan Mo is the founder and chairman of China Index Holdings Limited (NASDAQ: CIH) since 2007. Mr. Mo also serves as the chairman of the board of directors of Fang Holdings Limited (NYSE: SFUN) and a non-executive director of the board of directors of Hopefluent Group Holdings Limited (0733.HK). Prior to founding Fang Holdings Limited and China Index Holdings Limited, Mr. Mo served as an Executive Vice President at Asia Development and Finance Corporation from 1996 to 1998, a General Manager for Asia at Teleres, a venture of Dow Jones & Co., and AEGON US which provides online commercial real estate information services from 1994 to 1996. Mr. Mo holds a Bachelor’s degree in Engineering from South China University of Technology, a Master’s degree of Science degree in Business Administration from Tsinghua University and a Master of Arts degree and Ph.D candidate in Economics from Indianan University.

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

Jie Jiao has served as our independent director since May 30, 2019. Ms. Jiao has served as the chief financial officer of Play for Dream Inc. since June 2019, and as the independent non-executive director of China Sunshine Paper Holdings Company (2002.HK), TradeGo FinTech Limited (8017.HK) and MOG Holdings Limited (1942.HK), all of which are Hong Kong-listed companies, since January 2014, September 2018 and April 2020, respectively. Ms. Jiao has also served as the independent director of Quhuo Limited (NASDAQ: QH), a NASDAQ-listed company, since July 2020. Prior to joining us, Ms. Jiao served as the chief financial officer at iClick Interactive Asia Group Limited (ICLK.NASDAQ), a NASDAQ-listed company, from June 2014 to December 2018. She was the vice chief executive officer at ArtGo Holdings Limited (3313.HK), a Hong Kong-listed company, mainly in charge of their initial public offerings, compliance after the initial public offerings and investor relationship from March 2012 to May 2014. Ms. Jiao served as the general counsel of and head of the investor relationship department of Fang from April 2010 to March 2012. Ms. Jiao also served as the board secretary and vice chief executive officer of China Sunshine Paper Holdings Company Limited (2002.HK), a Hong Kong-listed company, from April 2007 to March 2010. She was a senior counsel at Jingtian & Gongcheng from 2004 to 2007. Ms. Jiao received her bachelor degree of law and bachelor degree of economics from Peking University, and her master degree of law in Oxford University. Ms. Jiao is a Chartered Financial Analyst and has obtained her PRC Legal Profession Qualification Certificate.

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

Jeff Xuesong Leng has served as our independent director since May 30, 2019. Mr. Leng is the founder of Lupin Capital, a China-focused private equity fund and has served as an independent non-executive director of MEITUAN DIANPING (3690.HK) since September 2018. Prior to founding Lupin Capital, Mr. Leng served as a managing director of General Atlantic LLC from September 2007 to December 2014. He joined Warburg Pincus Asia LLC in September 1999 as an associate and served as a managing director when he left in August 2007. Mr. Leng also served as a non-executive director of China Huiyuan Juice Group Limited (1886.HK) from September 2006 to August 2007, a non-executive director of Zhongsheng Group Holdings Limited (881.HK) from August 2008 to June 2015, a non-executive director of Wuxi Pharmatech (Cayman) Inc. (previously listed as WX.NYSE) from March 2008 to December 2015 and a non-executive director of Fang from October 2010 to December 2014.

Lili Chen has served as our deputy chief financial officer since January 2021 and served as our financial controller from January 2018 to December 2020, in charge of financial affairs of our company. Ms. Chen served as the director of the Beijing financial management center of Fang from 2017 to 2018, a senior financial manager at Fang from 2015 to 2016, and as a financial manager at Fang from 2014 to 2015. She served as a financial assistant at Melbourne Masolino Supermarket from 2012 to 2013. Ms. Chen holds a bachelor’s degree and a master’s degree in finance from La Trobe University at Melbourne, Australia.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2020, the aggregate cash compensation to our directors and executive officers was approximately RMB6.7 million (US$1.0 million). Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

The following table summarizes, as of October 31, 2021, the outstanding options granted to our current directors and executive officers, excluding options that were exercised, forfeited or canceled after the relevant grant dates.

	Number of	Number of
	Class A	Class B
	Ordinary	Ordinary
	Shares to be	Shares to be	Exercise Price
	Issued upon	Issued upon	per Ordinary
	Exercise of	Exercise of	Share		Date of
Name	Options	Options	(US$)	Date of Grant	Expiration
Vincent Tianquan Mo	2,438,337	1,754,500	0.001	June 10, 2019	September 16, 2020 — September 16, 2030
	720,842	—	1.35	April 1, 2020	March 31, 2030
Yu Huang	122,500	—	0.001	June 10, 2019	September 16, 2020 — December 30, 2029
	961,123	—	1.35	April 1, 2020	March 31, 2030
Lili Chen	*	—	0.001	June 10, 2019	December 1, 2026 — December 30, 2029
	*	—	1.35	April 1, 2020	March 31, 2030
Can Xie	*	—	0.001	June 10, 2019	September 16, 2020 — December 30, 2029
	*	—	1.35	April 1, 2020	March 31, 2030
Yong Wang	*	—	0.001	June 10, 2019	July 25, 2022 — December 30, 2029
	*	—	1.35	April 1, 2020	March 31, 2030
Total	4,532,002	1,754,500
*	Less than 1% of our total outstanding shares on an as-converted basis or voting power assuming full exercise of the options.

As of October 31, 2021, our employees other than members of our directors and officers as a group held outstanding options to purchase 2,006,026 and 2,188,415 Class A ordinary shares of our company, with an exercise price of US$0.001 and US$1.35 per share, respectively.

As of October 31, 2021, there was no outstanding restricted share unit granted by us.

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

Audit Committee. Our audit committee consists of Ms. Jie Jiao, Mr. Robert Ciemniak and Mr. Jeff Xuesong Leng, and is chaired by Ms. Jie Jiao. Ms. Jie Jiao, Mr. Robert Ciemniak and Mr. Jeff Xuesong Leng satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Jie Jiao qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NASDAQ Stock Market Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	reviewing and reassessing annually the adequacy of our audit committee charter;
●	meeting separately and periodically with management, internal auditors and the independent registered public accounting firm;
●	discussing policies with respect to risk assessment and risk management;
●	reporting regularly to the full board of directors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal control and accounting and auditing procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Robert Ciemniak, Mr. Jeff Xuesong Leng and Mr. Vincent Tianquan Mo, and is chaired by Mr. Vincent Tianquan Mo. Mr. Robert Ciemniak and Mr.Jeff Xuesong Leng satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Jie Jiao, Mr. Jeff Xuesong Leng and Mr. Vincent Tianquan Mo, and is chaired by Mr. Vincent Tianquan Mo. Ms. Jie Jiao and Mr. Jeff Xuesong Leng satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders and our executive officers will be elected by and serve at the discretion of the board. A director may be appointed on terms that he or she shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting, upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provisions. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, (4) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated, or (5) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

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

D. Employees

We had 848 employees as of December 31, 2020. The following table sets forth the number of our employees categorized by function as of December 31, 2020.

Function	Number of Employees	% of Total
Marketing	484	57.1
Research and analysis	195	23.0
Technology	52	6.1
Administrative	54	6.4
Product editing	63	7.4
Total	848	100.0

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of October 31, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculation and information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted. The information in the table below is based upon the fact that there are 90,424,243 ordinary shares outstanding, including 66,787,537 Class A ordinary shares and 23,636,706 Class B ordinary shares outstanding as of October 31, 2021.

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

					% of
					Aggregate
	Class A Ordinary Shares		Class B Ordinary Shares		Voting
	Beneficially Owned		Beneficially Owned		Power†
		% of share		% of share
	Number	capital	Number	capital
Directors and Executive Officers:
Mr. Vincent Tianquan Mo (1)	6,372,742	9.6	18,227,259	77.1	62.2
Yu Huang	*	*	—	—	*
Jie Jiao	—	—	—	—	—
Robert Ciemniak	—	—	—	—	—
Jeff Xuesong Leng	—	—	—	—	—
Lili Chen	*	*	—	—	*
Can Xie	*	*	—	—	*
Yong Wang	*	*	—	—	*
Directors and executive officers as a group	6,821,172	10.2	18,227,259	77.1	62.4
Principal Shareholders:
Mr. Vincent Tianquan Mo and his affiliated entities (1)	6,372,742	9.6	18,227,259	77.1	62.2
Fang Holdings Limited (2)	6,731,275	10.1	11,119,686	47.0	38.9
General Atlantic Singapore Fund Pte. Ltd. (3)	10,122,769	15.2	—	—	3.3
Evenstar Capital Management Limited (4)	9,229,951	13.8	—	—	3.0
IDG Alternative Global Limited (5)	8,294,881	12.4	—	—	2.7
Davis Selected Advisers, L.P. (6)	4,708,684	7.1	—	—	1.6
*	Less than 1% of our total outstanding voting securities on an as converted basis.
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

(1)	Represents 6,372,742 Class A ordinary shares and 18,227,259 Class B ordinary shares held by ACE Smart Investments Limited, Media Partner Technology Limited, Next Decade Investments Limited, Karistone Limited, Ateefa Limited, Deanhale Limited and Open Land Holdings Limited as reported in a Schedule 13D/A filed by Mr. Vincent Tianquan Mo and his affiliates on July 20, 2021, including 2,662,671 Class A ordinary shares and 1,754,500 Class B ordinary shares issuable upon exercise of certain stock options exercisable within 60 days. All of the shares of Media Partner Technology Limited and Next Decade Investments Limited, including ordinary shares represented by ADSs are held in two irrevocable discretionary family trusts established by Mr. Vincent Tianquan Mo for the benefit of his designated family members. In our annual report for the fiscal year ended December 31, 2019, filed with the SEC on April 30, 2020, we reported beneficial ownership by Mr. Vincent Tianquan Mo and his affiliated entities of 86.6% of our issued and outstanding Class B ordinary shares. The address of Mr. Vincent Tianquan Mo and his affiliated entities is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People’s Republic of China.
(2)	Represents 6,731,275 Class A ordinary shares in the form of ADSs and 11,119,686 Class B ordinary shares held by Fang Holdings Limited as reported in a Schedule 13D/A filed by it on June 24, 2020. Please refer to the Form 20-F filed by Fang Holdings Limited on May 27, 2020 for its shareholding information. Mr. Mo is the chairman of the board of directors of Fang

Holdings Limited. In our annual report for the fiscal year ended December 31, 2019, filed with the SEC on April 30, 2020, we reported beneficial ownership by Fang Holdings Limited of 3.2% and 21.2% of our issued and outstanding Class A ordinary shares and Class B ordinary shares, respectively. The address of Fang Holdings Limited is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People’s Republic of China.
(3)	Represents 10,122,769 Class A ordinary shares in the form of ADSs beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D filed by it and its affiliates on November 30, 2020. The address of General Atlantic Singapore Fund Pte. Ltd. is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.
(4)	Represents 9,229,951 Class A ordinary shares beneficially owned by Evenstar Capital Management Limited and its affiliates as reported in a Schedule 13D/A filed by it and its affiliates on January 6, 2021, including Class A ordinary shares held by Evenstar Master Fund SPC, Evenstar Special Situations Limited and Geminis Funds SPC. In our annual report for the fiscal year ended December 31, 2019, filed with the SEC on April 30, 2020, we did not report that Evenstar Capital Management Limited beneficially owned five percent or more of our issued and outstanding Class A ordinary shares. The address of Evenstar Capital Management Limited and its affiliates Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands.
(5)	Represents 8,294,881 Class A ordinary shares beneficially owned by IDG Alternative Global Limited and its affiliates as reported in a Schedule 13G filed by it and its affiliates on February 14, 2020, including Class A ordinary shares held by IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors. Chi Sing Ho is also a director of IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. The address of IDG Alternative Global Limited and its affiliates is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.
(6)	Represents 4,708,684 Class A ordinary shares in the form of ADSs beneficially owned by Davis Selected Advisers, L.P. as reported in a Schedule 13G/A filed by it on February 12, 2021. The address of Davis Selected Advisers, L.P. is 2949 Elvira Road, Suite 101, Tucson, AZ 85756.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of October 31, 2021, of the 90,424,243 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 87.8% of our outstanding Class A ordinary shares, were in the form of ADSs. To our knowledge, as of October 31, 2021, the record holder of our Class A ordinary shares in the United States incudes JPMorgan Chase Bank, N.A. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

In order to comply with PRC regulatory requirements restricting foreign ownership of value-added telecommunications and certain other businesses in China, we, through WFOE, which is our PRC subsidiary and a wholly foreign-owned enterprise, have entered into a series of contractual arrangements with (1) our VIEs, and (2) the shareholders of the VIEs, which enables us to:

●	exercise effective control over our VIEs;
●	receive substantially all of the economic benefits of our VIEs; and

●	have exclusive options to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in WFOE and the contractual arrangements relating to the VIEs, we are regarded as the primary beneficiary of the VIEs, and we consolidate the financial results of the VIEs in our combined and consolidated financial statements in accordance with U.S. GAAP.

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

Settlement of accounts between us and Fang. The separation and distribution agreement provides that all inter-company receivables and payables as to which there were no third parties and that are between us or our subsidiaries and VIEs, on the one hand, and Fang or its subsidiaries or consolidated affiliated entities, on the other hand, other than accounts related to the agreements to be entered into in connection with the separation and distribution and post-separation agreements between Fang and us and other than any accrued liabilities incurred in connection with providing the services that will be memorialized by certain ancillary agreements, in each case existing as of or immediately prior to the completion of the separation and distribution, would be settled, capitalized, cancelled, assigned or assumed by us or one or more of our subsidiaries.

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

Revenues and Expenses Allocation. Originally under the business cooperation agreement, during the term of our cooperation, Fang has the right to receive (1) 100% of the revenues generated by residential property-related business on Fang’s residential property-related web pages, (2) 85% of the revenues generated by commercial property-related business on Fang’s residential property-related web pages, and (3) 15% of the revenues generated by residential property-related business on Fang’s commercial property-related web pages. We will have the right to receive (1) 100% of the revenues generated by commercial property-related business on Fang’s commercial property-related web pages, for which we will bear the cost for operating and maintaining the related web pages and servers, (2) 85% of the revenues generated by residential property-related business on Fang’s commercial property-related web pages, and (3) 15% of the revenues generated by commercial property-related business on Fang’s residential property-related web pages. We and Fang have agreed to terminate, effective from January 1, 2020, such revenue allocation arrangement, and as a result, Fang had the right to receive 100% of the revenue generated by business on Fang’s residential real estate channel, whereas we had the right to receive 100% of the revenue generated by business on our commercial real estate channel in 2020. We discontinued our commercial listing services business from January 2021.

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

Other Transactions with Companies Controlled by or Affiliated with Mr. Vincent Tianquan Mo

We are ultimately controlled by Mr. Vincent Tianquan Mo, Fang’s chairman. In 2018, 2019 and 2020, we had the following transactions with companies controlled by or affiliated with Mr. Vincent Tianquan Mo.

In 2018, 2019 and 2020, we provided listing service and analytics services to Fang and other companies controlled by Mr. Vincent Tianquan Mo. The total revenues in connection with the listing services provide by us to Fang were approximately RMB4.5 million, RMB26.4 million and nil, respectively, in 2018, 2019 and 2020. We also provided analytics services to Beihai Long Island Hotel Co., Ltd., Guangxi Pukai Xingye Hotel Investment Co., Ltd. and Beijing CheTianXia Information Co. Ltd., all of which are controlled by Mr. Vincent Tianquan Mo, and generated revenues of RMB4.7 million, RMB4.7 million and RMB7.8 million from these three entities in 2019, respectively. We generated revenues of RMB4.7 million (US$0.7 million), RMB2.4 million (US$0.3 million) and RMB3.9 million (US$0.6 million) from these three entities in 2020, respectively. As of December 31, 2019, the amounts due from Beihai Long Island Hotel Co., Ltd. and Beijing CheTianXia Information Co. Ltd were RMB1.5 million and RMB3.3 million, respectively. As of December 31, 2020, the amounts due from Beihai Long Island Hotel Co., Ltd. and Beijing CheTianXia Information Co. Ltd were nil.

In 2018 and 2019, Fang performed centralized functions on our behalf prior to our separation from Fang. Accordingly, certain amount of Fang’s costs was allocated to us and reflected as expenses in the combined and consolidated financial statements. Costs and expenses allocated from Fang in 2018 and 2019 were RMB9.9 million and RMB4.4 million, respectively. In addition, certain of our employees participated in Fang’s share-based compensation plans, and accordingly, the share-based compensation expenses related to Fang’s share-based awards were RMB6.8 million, RMB3.9 million respectively, in 2018 and 2019.

We have leased office space from Fang in 2018, 2019 and 2020 for which the rental expenses were RMB7.6 million, RMB7.6 million and RMB7.6 million (US$1.2 million), respectively. We entered a lease framework agreement with Fang in 2018, with an initial term of ten years, pursuant to which Fang leases offices to us at annual rental fee of RMB7.6 million.

We used certain of Fang’s software in 2019 and 2020 pursuant to the software license agreement entered into between Fang and us in relation to our separation from Fang, and incurred software license expenses in the amount of RMB0.3 million and RMB0.5 million (US$76,600), respectively. We also utilized the server and other IT services of Fang in 2019 and 2020 and incurred network related expenses in the amount of RMB5.2 million and RMB7.5 million (US$1.1 million), respectively .

In 2018, Beijing SouFun Science & Technology Development Co., Ltd., a wholly-owned subsidiary of Fang, paid RMB0.7 million (US$0.1 million) on behalf of us for fees and expenses incurred by legal counsel in connection with our separation from Fang, which had been settled as of December 31, 2019.

During the period from the completion of our separation from Fang to December 31, 2020, we made certain cash collections and cash payments on behalf of Fang and vice versa. In November 2019, we entered into an agreement with Fang, according to which, net balances between Fang, its subsidiaries and consolidated affiliated entities, on the one hand, and our company, our subsidiaries and VIEs, on the other hand, are to be settled on a quarterly basis. Accordingly, the amounts due to Fang were RMB7.7 million and RMB156 thousand (US$23.9 thousand) as of December 31, 2019 and 2020, respectively, after offsetting amounts due from and prepayments to Fang of RMB56.9 million and RMB84.8 million (US$13.0 million) as of December 31, 2019 and 2020, respectively.

In April 2020, we disposed of two of our subsidiaries, namely Shouxiruizhi Commercial Service (Chengdu) Co., Ltd. and Shuntaiduoli Network Technology (Chengdu) Co., Ltd. to Fang for a consideration of RMB4.3 million (US$0.7 million), which was the carrying amount of the net assets of the two subsidiaries as of the date of disposal. We collected the consideration in cash in October 2020.

We provided a cash advance of RMB3.1 million (US$0.5 million) to one of the noncontrolling interest holders of Shouzheng in 2020. As of December 31, 2020, the amount due was RMB3.1 million (US$0.5 million) and we collected the balance in cash in March 2021.

In 2021, we entered into settlement deeds with Fang and the holders of the 2022 Notes. Pursuant to the settlement deeds, Fang and we each agreed to repay 50% of the outstanding principal and unpaid interest by installment in 2021 to the holders of the 2022 Notes. As of the date of this annual report, the 2022 Notes have been fully repaid. Separately, we entered into a supplemental agreement with Fang on September 24, 2021, pursuant to which Fang has agreed to repay us the amount borne by us under the settlement deeds by December 31, 2023. Accordingly, we recorded amounts due from Fang in the gross amount of RMB547.1 million (US$84.0 million) as of December 31, 2020 and have made an allowance for doubtful accounts of RMB547.1 million (US$84.0 million). For details of the 2022 Notes and settlement deeds, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal and Other Proceedings.”

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

We are a holding company registered by way of continuation in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends or of our VIEs to make cash payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “CIH” since June 11, 2019. Each ADS represents one Class A ordinary share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed for trading on the NASDAQ Global Select Market under the symbol “CIH” since June 11, 2019.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

See Exhibit 2.4 “Description of securities.”

C. Material Contracts

Material contracts other than in the ordinary course of business are described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions”.

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

Pursuant to the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary:

●	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and
●	that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(a)	on or in respect of the shares, debentures or other obligations of our company; or
(b)	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

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

If a foreign corporation is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes), or “CFC”, the PFIC asset test is, unless the foreign corporation elects otherwise, applied based on the value of the foreign corporation’s assets. In addition, if a CFC is a “publicly traded corporation” for a taxable year, the PFIC asset test is applied based on the value of the CFC’s assets. However, if a CFC is not a publicly traded corporation,, the asset test is applied based on the adjusted tax bases of the CFC’s assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. We believe that we have become a publicly traded corporation in connection with the consummation of our separation from Fang in June 2019 and as a result, we are able to apply the asset test based on the value of our assets. Recent changes in U.S. tax law have made it more likely that certain non-U.S. corporations will be treated as CFCs; however, proposed U.S. Treasury regulations issued on July 11, 2019 would reduce the likelihood that we will be considered a CFC for purposes of the PFIC asset test. These proposed U.S. Treasury regulations state that they may be relied on by taxpayers for prior taxable years, subject to certain limitations. The implications of these changes for our potential PFIC status determinations are not yet clear with respect to your ownership of our ordinary shares or ADSs. If we are not able to apply the asset test based on the value of our assets for a taxable year, there is a significant risk that we will be treated as a PFIC for that taxable year. Assuming that we can rely on the proposed U.S. Treasury regulations described in this paragraph, we do not believe that we were a PFIC for the taxable year ended December 31, 2020, and at this time we are unable to determine whether we will be a PFIC for the taxable year ending December 31, 2021 or any future taxable year. However, the application of the proposed U.S. Treasury regulations is not entirely clear at this time. Accordingly, whether the assumption that we can rely on the proposed U.S Treasury regulations holds is uncertain. You should consult your tax advisors about the U.S. federal income tax consequences to you arising from these uncertainties.

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

The following additional charges shall be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to US$0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement;
●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and deputy chief financial officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and deputy chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the existence of a material weakness, as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weakness is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Notwithstanding the identified material weakness, management, including our chief executive officer and deputy chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because as an emerging growth company, we are currently exempt from this requirement.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In 2021, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, KPMG Huazhen LLP, for the years ended December 31, 2019 and 2020, respectively. Save as disclosed below, we did not pay any other fees to KPMG Huazhen LLP during the periods indicated below.

	2019	2020
	RMB	RMB	US$

	(in thousands)
Audit fees (1)	3,939	4,968	720
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—
Total	3,939	4,968	720
(1)	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual combined and consolidated financial statements, limited procedures on quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

Audit Committee Pre-approval Policy

Our audit committee is responsible for pre-approving all audit and non-audit services provided by our independent registered public accounting firm. The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our independent registered public accounting firm. The advance approval of the Audit Committee is required for all audit and non-audit services provided by our independent registered public accounting firm and was obtained for all such services provided in 2019 and 2020. Our independent registered public accounting firm and management report, on a regular basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ corporate governance requirements. However, the NASDAQ corporate governance requirements permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements for companies incorporated in other jurisdictions such as the United States. For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year.

To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—As a company registered in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ corporate governance requirements.”

In addition, we are a “controlled company” under the rules of the NASDAQ and, as a result, may elect not to comply with certain corporate governance requirements, including the requirement that we have a majority of independent directors on our board of directors. To the extent we choose to rely on such exemptions, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—We are a “controlled company” under the rules of the NASDAQ and, as a result, qualify for exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.17	Form of warrant (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.18	Form of guarantee letter (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

4.19*	English translation of loan agreement between and among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Mr. Jianning Dai, dated December 9, 2019

4.20*	English translation of equity pledge agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Mr. Jianning Dai, dated December 9, 2019

4.21*

English translation of shareholder’s proxy agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Beijing Zhong Zhi Information Technology Academy and Mr. Jianning Dai, dated December 9, 2019

4.22*

English translation of operating agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Beijing Zhong Zhi Information Technology Academy and Mr. Jianning Dai, dated December 9, 2019

4.23*

English translation of exclusive technical consultancy and services agreement between Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Beijing Zhong Zhi Information Technology Academy, dated December 9, 2019

4.24*

English translation of exclusive call option agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Mr. Jianning Dai, Beijing Zhong Zhi Information Technology Academy and China Index Holdings Limited, dated December 9, 2019

4.25*	English translation of loan agreement between and among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Jiatianxia Credit Management Co., Ltd., dated September 3, 2020

4.26*	English translation of equity pledge agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Jiatianxia Credit Management Co., Ltd., dated September 3, 2020

4.27*

English translation of shareholder’s proxy agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Shouzheng Credit Rating Co., Ltd. and Jiatianxia Credit Management Co., Ltd., dated September 3, 2020

4.28*

English translation of operating agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Shouzheng Credit Rating Co., Ltd. and Jiatianxia Credit Management Co., Ltd., dated September 3, 2020

4.29*

English translation of exclusive technical consultancy and services agreement between Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Shouzheng Credit Rating Co., Ltd., dated September 3, 2020

4.30*

English translation of exclusive call option agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Jiatianxia Credit Management Co., Ltd., Shouzheng Credit Rating Co., Ltd. and China Index Holdings Limited, dated September 3, 2020

8.1*	List of principal subsidiaries and variable interest entities of the registrant

11.1

Code of business conduct and ethics of the registrant (incorporated by reference to Exhibit 99.2 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

15.2*	Consent of KPMG Huazhen LLP

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page has been formatted in Inline XBRL
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Index Holdings Limited

	By:	/s/ Yu Huang
	Name:	Yu Huang
	Title:	Chief Executive Officer

Date: November 15, 2021

CHINA INDEX HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
China Index Holdings Limited:

Opinion on the Combined and Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China Index Holdings Limited and subsidiaries (the Company) as of December 31, 2019 and 2020, the related combined and consolidated statements of comprehensive income (loss), shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the combined and consolidated financial statements). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

Change in Accounting Principle

As discussed in Note 2 to the combined and consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of ASC Topic 842, Leases.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Beijing, China
November 15, 2021

CHINA INDEX HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

		As of December 31,
	Notes	2019	2020
ASSETS
Current assets:
Cash and cash equivalents		214,076	280,355
Short-term investments	2(u)	125,000	391,671
Accounts receivable, net of allowance for doubtful accounts	3	24,243	29,680
Prepaid expenses and other current assets		4,566	2,557
Amounts due from related parties-current	9	4,820	3,090
Total current assets		372,705	707,353

Non-current assets:
Property and equipment, net		2,873	2,345
Right of use assets	4	49,595	44,369
Amounts due from a related party-non current, less allowance for doubtful accounts of nil and RMB547,069 as of December 31, 2019 and 2020, respectivelty	9,14	—	—
Other noncurrent assets		—	3,270
Total non-current assets		52,468	49,984

Total assets		425,173	757,337

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable		7,844	9,343
Amounts due to a related party (including amounts due to a related party of VIEs without recourse to the Company of RMB 130 and nil as of December 31, 2019 and 2020, respectively)	9	7,734	156
Deferred revenue	7	203,531	224,141
Income taxes payable	8	23,396	26,737
Accrued expenses and other liabilities (including accrued expenses and other liabilities of VIEs without recourse to the Company of RMB322 and RMB386 as of December 31, 2019 and 2020, respectively)	5	84,250	637,693
Total current liabilities		326,755	898,070

Non-current liabilities:
Long-term lease liabilities	4	37,679	27,427
Other non-current liabilities	6	39,757	117,987
Total non-current liabilities		77,436	145,414

Total liabilities		404,191	1,043,484

Commitments and contingencies	14	—	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2019 and 2020; 72,475,630 shares issued as of December 31, 2019 and 2020; 65,762,936 and 66,411,428 shares outstanding as of December 31, 2019 and 2020, respectively)	11	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2019 and 2020; 23,636,706 shares issued and outstanding as of December 31, 2019 and 2020; each Class B ordinary share is convertible into one Class A ordinary share)	11	163	163
Treasury shares (6,712,694 and 6,064,202 shares as of December 31, 2019 and 2020, respectively)	11	(46)	(42)
Capital deficit		(135,179)	(126,571)
Retained earnings (accumulated deficits)		155,324	(162,728)
Accumulated other comprehensive income		220	1,232
Total shareholders’ equity (deficit) attributable to China Index Holdings Limited		20,982	(287,446)

Noncontrolling interests		—	1,299

Total shareholders’ equity (deficit)		20,982	(286,147)

Total liabilities and shareholders’ equity (deficit)		425,173	757,337

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of RMB, except for per share data)

		For the Year Ended December 31,
	Notes	2018	2019	2020
Revenues (including revenues from related parties of RMB4,543, RMB43,678 and RMB11,006 for the years ended December 31, 2018, 2019 and 2020, respectively)	7	421,024	579,650	635,910
Cost of revenues (including cost of revenues resulting from transactions with related parties of RMB9,504, RMB11,082 and RMB8,981 for the years ended December 31, 2018, 2019 and 2020, respectively)		(87,733)	(110,492)	(105,528)
Gross profit		333,291	469,158	530,382

Operating expenses:
Selling and marketing expenses (including selling and marketing expenses resulting from transactions with related parties of RMB4,320, RMB4,761 and RMB4,552 for the years ended December 31, 2018, 2019 and 2020, respectively)		(77,731)	(99,020)	(112,414)
General and administrative expenses (including general and administrative expenses resulting from transactions with related parties of RMB10,524, RMB9,383 and RMB2,088 for the years ended December 31, 2018, 2019 and 2020, respectively)		(66,993)	(77,773)	(85,700)
Bad debt expense (including bad debt expense resulting from transactions with a related party of nil, nil and RMB547,069 for the years ended December 31, 2018, 2019 and 2020, respectively)	3.14	—	(4,842)	(559,445)
Operating income (loss)		188,567	287,523	(227,177)
Interest income		664	2,200	1,625
Change in fair value of the warrants	6	—	(1,152)	1,359
Investment income	2(e)	4,842	714	9,294
Government grants	2(n)	1,395	903	5,997
Income (loss) before income taxes		195,468	290,188	(208,902)
Income tax expense	8	(30,048)	(44,737)	(109,454)
Net income (loss)		165,420	245,451	(318,356)
Less: net loss attributable to noncontrolling interest holders		—	—	(304)
Net income (loss) attributable to China Index Holdings Limited		165,420	245,451	(318,052)

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes		49	(7)	1,012
Unrealized holding gains on short-term investments, net of RMB726, RMB107 and nil income taxes for the years ended December 31, 2018, 2019 and 2020, respectively	2(e)	4,116	607	—
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of RMB726, RMB 107 and nil income taxes for the years ended December 31, 2018, 2019 and 2020, respectively	2(e)	(4,116)	(607)	—
Total comprehensive income (loss)		165,469	245,444	(317,344)
Less: comprehensive loss attributable to noncontrolling interest holders		—	—	(304)
Comprehensive income (loss) attributable to China Index Holdings Limited		165,469	245,444	(317,040)
Earnings (loss) per share for Class A and Class B ordinary shares
Basic	12	1.85	2.74	(3.54)
Diluted	12	1.85	2.74	(3.54)
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	12	89,399,642	89,515,153	89,842,465
Diluted	12	89,399,642	89,545,710	89,842,465

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of RMB, except for share data)

									Accumulated other
	Class A ordinary shares		Class B ordinary shares						comprehensive income
	Number of		Number of				Retained	Parent	Foreign
	Class A		Class B				earnings	company	currency	Unrealized gain		Total
	ordinary		ordinary		Treasury	Capital	(accumulated	investment	translation	on short-term	Noncontrolling	shareholders’ equity
	shares	Amount	shares	Amount	shares	deficit	deficit)	(deficit)	adjustments	investments	interests	(deficit)
Balance as of January 1, 2018	—	—	—	—	—	—	—	25,820	178	—	—	25,998
Net income	—	—	—	—	—	—	—	165,420	—	—	—	165,420
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	49	—	—	49
Share-based compensation	—	—	—	—	—	—	—	6,808	—	—	—	6,808
Unrealized holding gains on short-term investments, net of RMB 726 income taxes	—	—	—	—	—	—	—	—	—	4,116	—	4,116
Reclassification adjustment for gains on short-term investments realized in net income, net of RMB 726 income taxes	—	—	—	—	—	—	—	—	—	(4,116)	—	(4,116)
Net transfers to Parent	—	—	—	—	—	—	—	(270,570)	—	—	—	(270,570)
Balance as of December 31, 2018	—	—	—	—	—	—	—	(72,522)	227	—	—	(72,295)
Net income	—	—	—	—	—	—	155,324	90,127	—	—	—	245,451
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	(7)	—	—	(7)
Share-based compensation	—	—	—	—	—	4,340	—	3,894	—	—	—	8,234
Unrealized holding gains on short-term investments, net of RMB 107 income taxes	—	—	—	—	—	—	—	—	—	607	—	607
Reclassification adjustment for gains on short-term investments realized in net income, net of RMB 107 income taxes	—	—	—	—	—	—	—	—	—	(607)	—	(607)
Net transfers to Parent	—	—	—	—	—	—	—	(160,401)	—	—	—	(160,401)
Capitalization at separation	65,762,936	500	23,636,706	163	(46)	(139,519)	—	138,902	—	—	—	—
Balance as of December 31, 2019	65,762,936	500	23,636,706	163	(46)	(135,179)	155,324	—	220	—	—	20,982
Net loss	—	—	—	—	—	—	(318,052)	—	—	—	(304)	(318,356)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	1,012	—	—	1,012
Share-based compensation	—	—	—	—	—	8,612	—	—	—	—	—	8,612
Noncontrolling interests acquired in business acquisition	—	—	—	—	—	—	—	—	—	—	1,603	1,603
Settlement of vested restricted shares using treasury shares	648,492	—	—	—	4	(4)	—	—	—	—	—	—
Balance as of December 31, 2020	66,411,428	500	23,636,706	163	(42)	(126,571)	(162,728)	—	1,232	—	1,299	(286,147)

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB)

	For the Year Ended December 31,
	2018	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	165,420	245,451	(318,356)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation expense	6,808	8,234	8,612
Depreciation	1,188	1,119	1,196
Reduction in the carrying amount of the right-of-use assets	—	4,984	5,226
Allowance for doubtful account	—	4,842	12,376
Allowance for amounts due from a related party-non current	—	—	547,069
Investment income	(4,842)	(714)	(9,294)
Deferred income tax expense	—	—	60,516
Change in fair value of the warrants	—	1,152	(1,359)
(Gain) loss on disposal of property and equipment	(6)	2	(5)
Changes in operating assets and liabilities, net of effects of acquisition and disposal of subsidiaries:
Accounts receivable	(7,239)	(13,551)	(17,744)
Prepayments to and amounts due from related parties	(1,970)	(4,820)	4,820
Prepaid expenses and other current assets	(321)	(3,871)	(1,546)
Accounts payable	1,494	2,660	1,499
Amounts due to a related party	680	7,028	(7,282)
Deferred revenue	13,622	60,272	20,623
Income tax payable	(8,128)	8,916	3,341
Amounts due from a related party-non current	—	—	(547,069)
Accrued expenses and other liabilities	20,329	4,384	557,590
Long-term lease liabilities	—	(14,930)	(10,252)
Other non-current liabilities	15,484	22,881	17,583
Net cash provided by operating activities	202,519	334,039	327,544
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(1,300,000)	(340,000)	(4,084,440)
Proceeds from sales of short-term investments	1,304,842	215,714	3,827,063
Purchase of property and equipment	(65)	(63)	(585)
Proceeds from disposal of property and equipment	26	1	5
Proceeds from disposal of subsidiaries	—	—	4,325
Cash disposed for sales of subsidiaries	—	—	(1,035)
Advance to a noncontrolling interest holder	—	—	(3,090)
Cash acquired from business acquisition	—	—	7
Net cash provided by (used in) investing activities	4,803	(124,348)	(257,750)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of cash advance from related parties	(3,815)	—	—
Net transfers to the parent company	(270,570)	(160,194)	—
Net cash used in financing activities	(274,385)	(160,194)	—
Effect of foreign currency exchange rate changes on cash and cash equivalents	77	377	(3,515)
Net (decrease) increase in cash and cash equivalents	(66,986)	49,874	66,279
Cash and cash equivalents as of the beginning of the year	231,188	164,202	214,076
Cash and cash equivalents as of the end of the year	164,202	214,076	280,355
Supplemental disclosure of cash flow information:
Income tax paid	22,692	12,940	25,645
Issuance of warrants in connection with the separation from Fang	—	207	—
Net assets and noncontrolling interests acquired in business acquisition	—	—	1,603

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

1.     Description of principal activities and organization

(a)   Description of Principal Activities

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

The Company, through its wholly-owned subsidiaries and consolidated variable interest entities (“VIEs”), offers real estate data and analytics tools to customers. The Company also offers customers, primarily real estate developers, one-stop marketing solutions to promote their brands and enable customers to post and market their commercial properties and lands through the Company’s online marketing portals. All of the Company’s operations are located in the People’s Republic of China (“PRC”) with nearly all of its customers located in the PRC.

(b)   Organization

In order to continue to operate its business after the separation of the Company from Fang in compliance with PRC regulatory requirements which restrict foreign ownership of value added telecommunications, CIH, through Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd (“WFOE”), which is a PRC operating entity of the Company, entered into a series of contractual agreements and arrangements (“Zhong Zhi Hong Yuan VIE Agreements”) with (1) Zhong Zhi Hong Yuan Data Information Technology Co., Ltd (“Zhong Zhi Hong Yuan” or the “VIE”), a PRC legal entity, and (2) the shareholders of Zhong Zhi Hong Yuan, including Mr. Vincent Tianquan Mo, chairman of the board of directors and the controlling shareholder of the Company, and Ms. Yu Huang, director, chief executive officer and president of the Company.

Zhong Zhi Hong Yuan was established by Mr. Mo and Ms. Huang on June 11, 2018. The registered capital of Zhong Zhi Hong Yuan is RMB1.5 million. Zhong Zhi Hong Yuan obtained a license of telecommunications and information services, or ICP license on July 2, 2019, from the government in order to carry out commercial Internet content provision operations in China.

All of the equity interests of Zhong Zhi Hong Yuan are legally held by Mr. Mo and Ms. Huang. Both individuals are nominee equity holders of Zhong Zhi Hong Yuan and holding their equity interests on behalf of CIH. Through the Zhong Zhi Hong Yuan VIE Agreements, the nominee equity holders of Zhong Zhi Hong Yuan have granted all their legal rights including voting rights and disposition rights of their equity interests in Zhong Zhi Hong Yuan to CIH. The nominee equity holders of Zhong Zhi Hong Yuan do not participate significantly in income and loss and do not have the power to direct the activities of Zhong Zhi Hong Yuan that most significantly impact its economic performance. Accordingly, Zhong Zhi Hong Yuan is considered a VIE.

CIH has a controlling financial interest in the VIE because CIH has (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIE that could potentially be significant to the VIE. Thus, CIH is the primary beneficiary of the VIE.

Under the terms of the Zhong Zhi Hong Yuan VIE Agreements, CIH has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the exclusive technical consultancy and services agreement; (ii) the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE; (iii) the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under PRC law. Accordingly, the financial statements of the VIE are consolidated in the Company’s combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

1.     Description of principal activities and organization (continued)

Under the terms of Zhong Zhi Hong Yuan VIE Agreements, the VIE’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to CIH. All of the equity (net assets) and net loss of the VIE are attributed to CIH.

The key terms of Zhong Zhi Hong Yuan VIE Agreements are as follows:

Equity Pledge Agreement

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

Shareholders’ Proxy Agreement

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

Exclusive Technical Consultancy and Services Agreement

Under the exclusive technical consultancy and services agreement among WFOE and the VIE, WFOE has the exclusive right to provide the VIE with technical services relating to its business. In exchange for these services, the VIE has agreed to make monthly payments to the service provider for such services at an amount determined by the time consumed, the seniority of employees of WFOE providing services to the VIE and amounts agreed by WFOE and the VIE for services provided. Without WFOE’s prior written consent, the VIE agrees not to accept the same or any similar services provided by any third party. WFOE own the intellectual property rights arising out of the performance of this agreement. The agreement has an original term of 10 years commencing from June 11, 2018, which can be extended by WFOE at its sole discretion, or can be terminated by WFOE upon 30 days’ advance notice.

Operating Agreement

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

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

1.     Description of principal activities and organization (continued)

Exclusive Call Option Agreement

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

Loan Agreement

Pursuant to the loan agreement among WFOE and the equity holders of the VIE, WFOE made loans in an aggregate amount of RMB1.5 million to the equity holders of the VIE solely for making contributions to the business development of the VIE. Pursuant to the loan agreement, the equity holders of the VIE shall repay the loan by transferring of all his or her equity interest in the VIE to WFOE or their designated person(s). The equity holders of the VIE must pay all of the proceeds from sale of such equity interests to WFOE. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to operate the value added telecommunication service business and CIH and WFOE elect to exercise its exclusive equity purchase option. The loan agreement has an original term of 10 years commencing from June 11, 2018 which will be automatically extended until WFOE agree and is permitted to directly hold the equity interest of the VIE under applicable laws of the PRC. The equity holders of the VIE shall not repay such loans in advance unless it is otherwise provided in this agreement.

In addition, (i) on December 9, 2019, WOFE entered into a series of contractual agreements and arrangements (“Zhong Zhi Academy Agreements”) with (1) Beijing Zhong Zhi Information Technology Academy (“Beijing Zhong Zhi Academy”), a PRC legal entity, in which WOFE holds 44% equity interest, and (2) the nominal individual shareholder of Beijing Zhong Zhi Academy, who holds 56% of Beijing Zhong Zhi Academy’s equity interest. (ii) On August 30, 2020, WOFE entered into a series of contractual agreements and arrangements (“Shouzheng Agreements”) with (1) Shouzheng Credit Rating Co., Ltd.(“Shouzheng”), a PRC legal entity, and (2) the shareholder of Shouzheng, Jiatianxia Credit Management Co., Ltd. (“Jiatianxia Credit”), an entity under the control of Mr. Vincent Tianquan Mo, which holds 67% of Shouzheng’s equity interest.

All of the terms of Zhong Zhi Academy Agreements and Shouzheng Agreements are substantially similar to Zhong Zhi Hong Yuan VIE Agreements described above (collectively referred to as “VIE Agreements”).

The Company relies on the VIE Agreements to operate and control the VIEs. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant delay or other obstacles in the process of enforcing these contractual arrangements, it may not be able to exert effective control over the VIEs and relevant rights and licenses held by it which the Company requires in order to operate its business, and its ability to conduct its business may be negatively affected.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

1.     Description of principal activities and organization (continued)

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
(h)	restricting or prohibiting the use of the proceeds from overseas offering to finance the Company’s VIEs’ business and operations; and
(i)	taking other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its combined and consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

The Company’s involvement with VIEs under the VIE Agreements affected the Company’s combined and consolidated financial position, results of operations and cash flows as indicated below. All intercompany transactions and balances with the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

The assets and liabilities of the VIEs that were included in the accompanying consolidated financial statements as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
Total assets	1,113	1,957
Total liabilities	452	386

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

1.     Description of principal activities and organization (continued)

The financial performance and cash flows of the VIEs that were included in the accompanying combined and consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the Year Ended December 31,
	2018	2019	2020
Revenues	—	26	—
Net loss	(134)	(705)	(1,755)
Net cash used in operating activities	(71)	(318)	(1,362)
Net cash provided by financing activities*	1,500	—	1,910

*   Net cash provided by financing activity represents capital injection in the VIEs by nominee equity holders, which was eliminated upon consolidation.

In accordance with the VIE Agreements, CIH has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs in the amount of RMB1,500 and RMB6,500 as of December 31, 2019 and 2020. None of the assets of the VIEs have been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of CIH and WFOE.

2.	Significant accounting policies

(a)   Basis of Presentation and Principles of Consolidation

The accompanying combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

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

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and the VIEs. All intercompany transactions and balances among the Company, its wholly-owned subsidiaries and the VIEs have been eliminated upon consolidation.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

Allocation of Expenses

Prior to the separation, Fang has historically performed centralized functions on behalf of the Company. Accordingly, certain Fang’s costs have been allocated to the Company and reflected as expenses in the combined statements of comprehensive income (loss) for the year ended December 31, 2018 and the period between January 1, 2019 and June 11, 2019. Expense allocation primarily relate to centralized functions, including finance, accounting, treasury, tax, legal, internal audit and human resources functions. In addition, expense allocations include, among other costs, IT maintenance and professional fees. All of the allocations of costs are deemed to have been incurred and settled through parent company deficit in the period when the costs were recorded. The allocations of costs were based on the number of staff of the Company relative to Fang’s total number of staff, or the Company’s revenues relative to Fang’s total revenues, where appropriate. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical parent expenses attributable to the Company. The expenses reflected in the combined statement of comprehensive income (loss) may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate, stand-alone entity. It is not practicable to estimate actual costs that would have been incurred had the Company been a stand-alone company during the periods presented. Following the separation from Fang, the Company performs these functions using its own resources or purchased services.

The following table sets forth cost of revenues, selling and marketing expenses, and general and administrative expenses, allocated from Fang for the year ended December 31, 2018 and the period between January 1, 2019 and June 11, 2019:

		For the period between
	For the Year Ended	January 1 and
	December 31,	June 11,
	2018	2019
Cost of revenues	4,622	2,309
Selling and marketing expenses	441	305
General and administrative expenses	4,856	1,723
Total	9,919	4,337

Cash Management and Treasury

The Company funds its operations through cash generated from operating activities. Prior to June 11, 2019, excess cash has historically been repatriated to Fang through intercompany advances. Transfers of cash both to and from Fang are included within parent company investment (deficit) on the combined statement of equity (deficit). Fang has issued debt for general corporate purposes but in no case has any such debt been guaranteed or assumed by the Company or otherwise secured by the assets of the Company. As Fang’s debt and related interest is not directly attributable to the Company, no such amounts have been allocated to the combined financial statements before the separation.

Parent Company Deficit

Parent company deficit in the combined statement of equity (deficit) represents Fang’s historical investment in the Company, the Company’s accumulated net earnings after income taxes, and the net effect of transactions with and allocations from Fang prior to June 11, 2019. The combined statement of equity (deficit) include net cash transfers to and from Fang and the Company. The total net effect of the settlement of these transactions is reflected in financing activities in the accompanying combined and consolidated statements of cash flows. Upon the separation, parent company deficit formed the Company’s ordinary shares, treasury shares and capital deficit.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

(b)   Use of Estimates

The preparation of the combined and consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant items subject to such estimates and assumptions include the collectability of accounts receivable and amounts due from a related party, estimated stand-alone selling prices of performance obligations, the accruals for tax uncertainties and allocation of expenses, fair value of the warrants and share-based compensation awards, and the incremental borrowing rate used in calculating operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

(c)   Foreign Currency

The functional currency of the Company and its subsidiaries incorporated at Hong Kong Special Administrative Region (“Hong Kong SAR”), British Virgin Islands (“BVI”) and the United States of America (the “USA”), is United States Dollars (“US$”), whereas the functional currency of the Company’s other PRC subsidiaries and the VIEs is Chinese Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in general and administrative expenses in the combined and consolidated statements of comprehensive income (loss).

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

Cash and cash equivalents maintained at banks consist of the following:

	As of December 31,
	2019	2020
RMB denominated bank deposits with financial institutions in the PRC	182,180	225,323
RMB denominated bank deposits with financial institutions in Hong Kong SAR	1,212	1,692
US dollar denominated bank deposits with a financial institution in Hong Kong SAR	1,904	2,363
HK dollar denominated bank deposits with a financial institution in Hong Kong SAR	264	357
USD denominated bank deposits with a financial institution in BVI	28,494	58
USD denominated bank deposits with a financial institution in Cayman Islands	—	3,437
USD denominated bank deposits with a financial institution in the USA	—	47,105

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

(e)   Short-term Investments

The Company’s short-term investments represent investments in wealth management products which have the original maturities of less than twelve months. These wealth management products are managed by financial institutions in the PRC with variable interest rates referenced to performance of underlying assets.

During the years ended December 31, 2018 and 2019, the Company invested RMB1,300,000 and RMB340,000 in financial products managed by a financial institution in the PRC, which were classified as available-for-sale securities and recorded at fair value. The terms of the financial products range between 7 days and 83 days. Unrealized holding gains, net of the related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. The Company recorded a gain of RMB4,842 and RMB714 on the financial products, which was included in investment income in the combined and consolidated statements of comprehensive income (loss) for the years ended December 31, 2018 and 2019, respectively. For the short-term investments of RMB4,084,440 purchased during the year ended December 31, 2020, the Company elects the fair value option at the date of initial recognition in accordance with ASC 825. Changes in the fair value of these investments in the amount of RMB9,294 for the year ended December 31, 2020 are reflected on the consolidated statement of comprehensive income (loss) as “Investment income”. Fair value is estimated based on quoted prices provided by financial institutions at the end of each reporting period.

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

(g)   Operating Leases

The Company leases premises for offices under non-cancellable operating leases. There is no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

The Company early adopted Accounting Standard Codification (“ASC”) Topic 842 Leases, as of January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019, and has not recast the comparative years presented in the combined and consolidated financial statements.

Prior to the adoption of ASC Topic 842, operating leases were not recognized on the balance sheet of the Company, but payments made under operating lease are charged to the combined and consolidated statements of comprehensive income (loss) on a straight-line basis over the term of underlying lease.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

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

(h)   Impairment of Long-lived Assets

Long-lived assets, including property and equipment and right of use assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.

(i)    Revenue Recognition

The Company derives revenues by (i) providing information and analytics services, including data services and analytics services and (ii) providing marketplace services, including promotion services and listing services.

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

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

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

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

Prior to January 1, 2020, the Company also acted as an agent on behalf of Fang on listing services for commercial properties. The Company determined that it acted as an agent for the listing service because it did not obtain control of the listing service from Fang before the service was transferred to the customer. Revenues were recognized when Fang and its customers entered into a sales contract and reported on net basis.

(j)   Contract Balances

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

(k)   Advertising Expenses

Advertising costs are expensed as incurred and included in selling and marketing expenses in the combined and consolidated statements of comprehensive income (loss). For the years ended December 31, 2018, 2019 and 2020, advertising expenses were RMB805, RMB5,270 and RMB9,281, respectively.

(l)   Research and Development Expenses

Research and development expenses are expensed as incurred and recorded in general and administrative expenses in the Company’s combined and consolidated statements of comprehensive income (loss). Research and development expenses were RMB20,761, RMB32,032 and RMB35,846 for the years ended December 31, 2018, 2019 and 2020, respectively.

(m)    Employee Benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 25.35% to 43.1% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the combined and consolidated statements of comprehensive income (loss) when the related service is provided. For the years ended December 31, 2018, 2019 and 2020, the costs of the Company’s obligations to the defined contribution plans amounted to RMB15,006, RMB14,281 and RMB12,064, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

As a result of COVID-19, the PRC government exempted or reduced certain enterprises’ contributions to basic pension insurance, unemployment insurance, and work injury insurance (‘‘certain social insurance’’). The Company’s PRC subsidiaries and VIEs were exempted from contributions to certain social insurance between February 2020 and December 2020. The exemption was recognized as a reduction of cost of revenues and operating expenses in the amount of RMB5,396 for the year ended December 31, 2020.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

(n)   Government Grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s combined and consolidated statements of comprehensive income (loss) when the grant becomes receivable. The government grants with certain operating conditions are recorded as liabilities when received and will be recorded as government grant when the conditions are met. RMB1,395, RMB903 and RMB5,997 of government grants were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

(o)    Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the combined and consolidated statements of comprehensive income (loss) in the period the change in tax rates or tax laws is enacted. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

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

The Company recognizes in its financial statements the impact of a tax position if that position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties recognized related to an unrecognized tax benefits are classified as income tax expense in the combined and consolidated statements of comprehensive income (loss).

(p)  Share Based Compensation

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

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

(q)   Treasury Shares

Treasury shares is accounted for under the cost method. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of earnings per share.

(r)   Statutory Reserves

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

In addition, in accordance with the Company Laws of the PRC, the Company’s PRC subsidiaries and the VIEs registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the statutory reserves is restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The accumulated balance of the statutory reserves as of December 31, 2019 and 2020 were RMB2,765 and RMB2,765, respectively.

(s)   Contingencies

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

(t)   Segment Reporting

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

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

(u)   Fair Value Measurements

The Company applies ASC Topic 820, Fair Value measurements and Disclosures , for fair value measurements financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 inputs are unobservable inputs for the asset or liability.

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

Fair Value of Financial Instruments

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivable, other receivables included in prepaid expenses and other current assets, amounts due from related parties–current, accounts payable, amounts due to a related party, income taxes payable, accrued expenses and other liabilities, long-term lease liabilities and warrants in other non-current liabilities.

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, amounts due from related parties-current, accounts payable, income taxes payable and accrued expenses and other liabilities as of December 31, 2019 and 2020, approximate their fair values due to short maturity.

The carrying amount of long-term lease liabilities approximates fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

Recurring Fair Value Measurements

Short-term investments include financial products issued by a financial institution, which are valued based on prices per units quoted by the financial institution. They are categorized in Level 2 of the fair value hierarchy.

Short-term investments consisted of the following:

	As of December 31,
	2019	2020
Aggregate cost basis	125,000	391,360
Gross unrealized holding gain	—	311
Aggregate fair value	125,000	391,671

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2018, 2019 and 2020:

		For the Year Ended December 31, 2018
	January 1,			Included in	December 31,
	2018	Purchase	Sell	earnings	2018
Assets
Short-term investments	—	1,300,000	1,304,842	4,842	—
Total	—	1,300,000	1,304,842	4,842	—

		For the Year Ended December 31, 2019
	January 1,			Included in	December 31,
	2019	Purchase	Sell	earnings	2019
Assets
Short-term investments	—	340,000	215,714	714	125,000
Total	—	340,000	215,714	714	125,000

		For the Year Ended December 31, 2020

	January 1,			Included in	December 31,
	2020	Purchase	Sell	earnings	2020
Assets
Short-term investments	125,000	4,084,440	3,827,063	9,294	391,671
Total	125,000	4,084,440	3,827,063	9,294	391,671

The Company classifies the warrants within Level 3 in the fair value hierarchy because it utilizes unobservable inputs to determine their fair value on a recurring basis. See Note 6.

The Company’s non-financial assets, such as property and equipment and right of use assets, would be measured at fair value only if they were determined to be impaired.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	Significant accounting policies (continued)

(v)   Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period using the two-class method. Vested restricted shares are included in the calculation of the weighted-average number of ordinary shares as ordinary share equivalents. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares used in calculating basic net earnings per ordinary share and dilutive ordinary equivalent shares outstanding during the period. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options, unvested restricted shares and warrants (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(w)   Recently Issued Accounting Standards

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

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Company adopted this guidance effective on January 1, 2020. The adoption of this new accounting standard did not have a significant impact on the Company’s combined and consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable, net of allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2019	2020
Accounts receivable	29,085	46,898
Allowance for doubtful accounts	(4,842)	(17,218)
Accounts receivable, net of allowance for doubtful accounts	24,243	29,680

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

As of December 31, 2019 and 2020, the Company does not have any off-balance-sheet credit exposure related to its customers.

3.	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS (continued)

The movement of the allowance for doubtful accounts for the years ended as of December 31, 2018, 2019 and 2020 were as follows:

	For the Year Ended December 31,
	2018	2019	2020
Balance as of the beginning of the year	—	—	4,842
Additions charged to bad debt expense	—	4,842	12,376
Balance as of the end of the year	—	4,842	17,218

4.	RIGHT OF USE ASSETS

The Company leases offices from Fang and third parties. The Company has elected not to recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less.

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

The ROU assets and the amortization were summarized as follows:

	As of December 31,
	2019	2020

Right of use assets	54,579	54,579
Less: Accumulated amortization	(4,984)	(10,210)
Right of use assets	49,595	44,369

Cash paid for amounts included in the measurement of operating lease liabilities was RMB17,567 and RMB12,647 for the years ended December 31, 2019 and 2020, respectively.

Rental expense was allocated to the following expense items:

	For the year ended December 31,
	2019	2020

Cost of revenues	2,108	1,481
General and administrative expenses	1,802	1,588
Selling and marketing expenses	3,711	4,552
Total rental expenses	7,621	7,621

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

4.	RIGHT OF USE ASSETS (continued)

Maturities of the lease liabilities as of December 31, 2020 were as follows:

Years Ended December 31,	RMB’000
2021	—
2022	—
2023	5,921
2024	7,621
2025	7,621
Thereafter	15,242
Total undiscounted lease payments	36,405
Less: Imputed interest	(8,978)
Present value of lease liabilities balance	27,427
Amounts due within 12 months	—
Long-term lease liabilities	27,427

Amounts of lease liabilities due within 2021 and 2022 were nil, as the Company prepaid RMB16,942 to Fang for rental expenses as of December 31, 2020, respectively.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		As of
		December 31,
		2019	2020

Guarantee liability	14	—	547,069
Accrued payroll and employee benefits		61,190	63,032
Others		23,060	27,592
Total		84,250	637,693

Others mainly include value added tax and other tax payables.

6.	OTHER NON-CURRENT LIABILITIES

		As of December 31,
	Note	2019	2020

Unrecognized tax benefits	8	38,383	55,943
Deferred income tax liabilities	8	—	62,044
Warrants		1,374	—

Total		39,757	117,987

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

6.	OTHER NON-CURRENT LIABILITIES (continued)

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

The following is a summary of the outstanding and exercisable warrants balance:

	For the year ended December 31,
Number of Warrants	2019	2020
Outstanding as of the beginning of the year	—	4,662,411
Issuance	6,977,150	—
Cancelled	(2,314,739)	—
Outstanding as of the end of the year	4,662,411	4,662,411

The fair values of the warrants were remeasured at the end of each reporting period using the binomial option pricing model with the following assumptions:

	As of December 31,
	2019	2020
Expected volatility	42%	48%
Expected dividends yield	nil	nil
Expected term (in years)	2.73 ~2.84 years	1.73 ~1.84 years
Risk-free interest rate per annum	1.6%	0.12%~0.13%

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

6.	OTHER NON-CURRENT LIABILITIES (continued)

The risk-free interest rate was based on the U.S. Treasury rate for the expected remaining life of the warrants. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s warrants. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the expected term to exercise the warrants.

The movement of the warrants is as follows:

	For the Year Ended December 31,
	2019	2020
Balance as of the beginning of the year	—	1,374
Issuance	207	—
Change in fair value	1,152	(1,359)
Foreign currency translation adjustment	15	(15)
Balance as of the end of the year	1,374	—

7.	REVENUES

Revenues consist of the following:

	For the Year Ended December 31,
	2018	2019	2020
Information and analytics services
Data services	125,147	138,643	166,264
Analytics services	81,054	129,905	137,088

Subtotal	206,201	268,548	303,352
Marketplace services
Promotion services	189,718	244,154	301,962
Listing services	25,105	66,948	30,596

Subtotal	214,823	311,102	332,558

Total	421,024	579,650	635,910

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

7.	REVENUES (continued)

The Company adopted ASC Topic 606 as of January 1, 2018. The adoption of new revenue standard did not impact retained earnings as of January 1, 2018. The Company’s revenues are presented net of value-added tax collected on behalf of governments starting from January 1, 2018. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling and marketing expenses when incurred.

Changes in the Company’s deferred revenue for the years ended December 31, 2018, 2019 and 2020 were presented in the following table:

	For the Year Ended December 31,
	2018	2019	2020
Deferred revenue as of the beginning of the year	137,860	143,254	203,531
Cash received in advance, net of VAT	423,354	544,140	579,623
Revenue recognized from opening balance of deferred revenue	(127,630)	(142,697)	(198,722)
Revenue recognized from deferred revenue arising during current year	(282,087)	(341,166)	(360,291)
Reclassification of VAT payable as of January 1, 2018 as a result of adoption of ASC Topic 606	(8,243)	—	—
Deferred revenue as of the end of the year	143,254	203,531	224,141

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

BVI

Under the current laws of the BVI, the Company’s subsidiaries incorporated in the BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by the entity to their shareholders, no BVI withholding tax will be imposed.

Hong Kong SAR

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

USA

The Company’s subsidiaries incorporated in the USA are subject to profits tax at 21% statutory tax rate with respect to the profit generated from the USA.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

8.	TAXATION (continued)

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

Income tax returns of PRC subsidiaries and the VIEs are filed on an individual entity basis. The Company has calculated its income tax provision using the separate return method in the combined and consolidated financial statements.

Beijing Zhong Zhi Shi Zheng and Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd., two of the Company’s PRC subsidiaries, renewed and obtained the HNTE certificate, respectively, in October 2018, hence were entitled to the preferential income tax rate of 15% for the years between December 31, 2018 to December 31, 2020.

Xinjiang Zhong Zhi, one of the Company’s PRC subsidiaries, was entitled to a tax holiday for five years starting from 2017, because it was established in the Xinjiang Huoerguosi Economic and Technological Development Zone.

Xinjiang Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Xinjiang Zhong Zhi Shi Zheng Big Data Co., Ltd, two of the Company’s PRC subsidiaries, were entitled to a tax holiday for five years starting from 2020, because they were established in the Xinjiang Huoerguosi Economic and Technological Development Zone.

The PRC tax laws and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. As of December 31, 2020, the Company has accrued withholding income tax of RMB62,000 on undistributed earnings of RMB620,000 generated by the Company’s PRC subsidiaries. As of December 31, 2020, the Company has not provided for income taxes on earnings of RMB336,470 generated by the Company’s PRC subsidiaries, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB33,647.

The PRC tax authorities have up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2016 through 2020 remain open to examination by the respective taxing jurisdictions.

The components of income (loss) before income taxes are as follows:

	For the Year Ended December 31,
	2018	2019	2020
PRC, excluding Hong Kong SAR	194,154	291,928	335,102
Hong Kong SAR	1,314	(427)	(515)
Cayman Islands	—	(1,354)	(543,135)
BVI	—	41	(640)
USA	—	—	286
Total income (loss) before income taxes	195,468	290,188	(208,902)

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

8.	TAXATION (continued)

The Company’s income tax expense recognized in the combined and consolidated statements of comprehensive income (loss) consists of the following:

	For the Year Ended December 31,
	2018	2019	2020

Current income tax expense - PRC, excluding Hong Kong SAR	29,719	44,737	48,938
Current income tax expense - Hong Kong SAR	329	—	—
Deferred income tax expense - PRC, excluding Hong Kong SAR	—	—	60,516
Total income tax expense	30,048	44,737	109,454

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for each of the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
PRC statutory income tax rate	25.0%	25.0%	(25.0)%
Increase (decrease) in effective income tax rate resulting from:
Research and development bonus deduction	(1.7)%	(3.3)%	(5.9)%
Non-deductible selling, general and administrative expenses	1.6%	1.4%	1.6%
Effect of tax rate differential for non-PRC entities	—	0.1%	65.1%
Effect of preferential tax rates	(9.5)%	(9.2)%	(14.7)%
Effect of withholding tax for undistributed earnings from PRC subsidiaries	—	—	29.7%
Change in valuation allowance	—	0.1%	0.3%
Interest and penalties on unrecognized tax benefits	—	1.3%	1.3%
Actual income tax rate	15.4%	15.4%	52.4%

The principal components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred income tax assets
Net operating loss carry forwards	273	729
Allowance for doubtful account	—	1,530
Long-term lease liabilities	5,652	4,114
Total deferred income tax assets, gross	5,925	6,373
Less: Valuation allowance	(273)	(729)
Total deferred income tax assets, net	5,652	5,644

Deferred income tax liabilities
Short-term investments	—	46
Right of use assets	5,652	4,114
Withholding income tax on distributable profits of the PRC subsidiaries	—	62,000
Total deferred income tax liabilities, gross	5,652	66,160

Net deferred income tax assets (included in other noncurrent assets)	—	1,528
Net deferred income tax liabilities (included in other noncurrent liabilities)	—	62,044

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

8.	TAXATION (continued)

The movements of the valuation allowance were as follows:

	For the Year Ended December 31,
	2018	2019	2020
Balance as of the beginning of the year	(24)	(78)	(273)
Additions of valuation allowance	(54)	(195)	(456)
Balance as of the end of the year	(78)	(273)	(729)

The valuation allowance as of December 31, 2019 and 2020 were primarily provided for the deferred income tax assets of certain Company’s PRC subsidiaries and the VIEs, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2020, the Company had net operating loss from certain of its PRC subsidiaries and the VIEs of RMB2,918, which can be carried forward to offset future taxable profit. The net operating loss of RMB134, RMB705, and RMB2,079 will expire by 2024, 2025, 2026, if unused.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits, exclusive of related interest and penalties, for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
Balance as of the beginning of the year	—	15,496	34,710
Increase relating to prior year tax positions	—	6,051	—
Increase related to current year tax positions	15,484	14,392	21,966
Settlement	—	(1,235)	(7,100)
Foreign currency translation adjustment	12	6	(23)
Balance as of the end of the year	15,496	34,710	49,553

As of December 31, 2019 and 2020, the Company had recorded 1) RMB34,710 and RMB49,553 as an accrual for unrecognized tax benefits, and 2) RMB3,673 and RMB6,390 as related interest and penalties, respectively, which are included in other non-current liabilities. The unrecognized tax benefits represent the estimated tax expenses the Company would be required to pay, should the deductible expenses for tax purpose recognized in accordance with tax laws and regulations. The unrecognized tax benefits would impact the effective tax rate if recognized. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

For the years ended December 31, 2018, 2019 and 2020, the Company recognized nil, RMB3,673 and RMB2,717 in income tax expenses for interest and penalties related to unrecognized tax benefits, respectively.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

9.	RELATED PARTY TRANSACTIONS

For the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:

		For the Year Ended
		December 31,
	Note	2018	2019	2020
Listing service revenue from Fang	9 (1)	4,543	26,382	—
Analytics services revenue	9 (2)	—	17,296	11,006
Costs and expenses allocated from Fang, excluding the share-based compensation costs and expenses related to Fang’s share-based awards	2 (a)	9,919	4,337	—
Rent expenses	4	7,621	7,621	7,621
IT service fee	9 (3)	—	5,214	7,500
Software license fee	9 (4)	—	278	500
Repayment of cash advance from related parties	9 (6)	3,815	—	—
Share-based compensation expenses related to Fang’s share-based awards	9 (7)	6,808	3,894	—
Disposal of subsidiaries to Fang	9(8)	—	—	4,325
Advance to a noncontrolling interest holder	9 (9)	—	—	3,090

Amounts due from related parties - current were as follows:

		As of
		December 31,
	Note	2019	2020
Prepayments to and amounts due from related parties
Beihai Long Island Hotel Co., Ltd	9 (2)	1,500	—
Beijing CheTianXia Information Co., Ltd.	9 (2)	3,320	—
China Enterprise Evaluation Association	9 (9)	—	3,090
Total		4,820	3,090

Amounts due from a related party - noncurrent was as follows:

		As of December 31,
	Note	2019	2020
Amounts due from Fang - noncurrent
Gross amount	14	—	547,069
Allowance for doubtful accounts	14	—	(547,069)
Total		—	—

Amounts due to a related party was as follows:

		As of
		December 31,
	Note	2019	2020
Amounts due to a related party
Fang	9 (5)	7,734	156
Total		7,734	156
(1)	The Company acted as an agent on behalf of Fang on listing services for commercial properties. The Company recorded the revenues on net basis when Fang and its customers enter into a sales contract. On January 1, 2020, the Company and Fang agreed to terminate the cooperation agreement.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

9.	RELATED PARTY TRANSACTIONS (continued)
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

The transactions were approved by the Company’s Board of Director on August 22, 2019. The Company recognized revenue of analytics services on a cumulative catch-up basis since the effective dates of the contracts and both of the contracts matured on June 30, 2020. The Company recognized analytics services revenue from these three related parties of RMB17,296 and RMB11,006 for the years ended December 31, 2019 and 2020, respectively.

(3)

The Company continued to utilize Fang’s server and other IT services after the separation and incurred IT service fee of RMB5,214 and RMB7,500 during the period from June 11, 2019 to December 31, 2019 and the year ended December 31, 2020, respectively. The Company paid RMB7,500 and RMB7,950 to Fang for the IT service in 2019 and 2020, respectively. The balances of RMB2,286 and RMB1,836 represented the IT service fee prepaid to Fang as of December 31, 2019 and 2020, respectively, which were offset with an equivalent amount due to Fang according to the agreement described in Note 9 (5).

(4)

The Company entered into a software license agreement with Fang, pursuant to which, Fang agrees to license the right of using certain of their software at annual royalty fee of RMB500. The term of the software license agreement is 10 years. The agreement is effective from June 11, 2019. RMB278 and RMB500 of software license fee incurred during the period from June 11, 2019 to December 31, 2019 and the year ended December 31, 2020, respectively. The Company did not settle the expense in cash in 2019 and made the payment of RMB500 in 2020. The balances of RMB278 represented the software license fee payable to Fang as of December 31, 2019 and 2020, which were offset with an equivalent amount due from Fang according to the agreement described in Note 9 (5).

(5)

After the completion of the separation, there were certain cash collections and cash payments on behalf of each other between the Company and Fang from June 11, 2019 to December 31, 2020. In November 2019, the Company entered into an agreement with Fang to settle all such balances with Fang on a quarterly basis in net amounts. The balances of RMB7,734 and RMB156 as of December 31 ,2019 and 2020 represented the net amount due to Fang, after offsetting with an equivalent amount due from and prepayments to Fang of RMB56,850 and RMB84,831 as of December 31 ,2019 and 2020, respectively.

(6)

The amounts due to Beijing Heng Xin Jia Hua Investment Consulting Limited and Beijing Jin Hua Ming Advertising Limited as of December 31, 2017, both of which were jointly controlled by Mr. Vincent Tianquan Mo, and a third-party individual, represent cash advances the Company received from the respective companies. The Company settled the balances of RMB3,815 with these two companies in cash in January 2018.

(7)

Prior to the separation, certain of the Company’s employees participated in Fang’s various stock related award incentive plans. Share-based compensation expenses related to Fang’s share-based awards allocated from Fang were RMB6,808 and RMB3,894 for the year ended December 31, 2018 and during the period from January 1, 2019 to June 11, 2019, respectively. See Note 10 in details.

(8)

The Company disposed of two of its subsidiaries in Chengdu to Fang in April 2020 at a consideration of RMB4,325, which was the carrying amount of the net assets of the subsidiaries as of the disposal date. The Company collected RMB4,325 in cash in October 2020.

(9)

The amount due from China Enterprise Evaluation Association as of December 31, 2020, which was one of the noncontrolling interest holders of Shouzheng, represents cash advances provided by the Company. The Company collected the balance from China Enterprise Evaluation Association in cash in March 2021.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

10.	SHARE-BASED COMPENSATION

Prior to the separation, certain of the Company’s employees participated in Fang’s 2010 Stock Related Award Incentive Plan (the “2010 Plan”) and 2015 Stock Related Award Incentive Plan (the “2015 Plan”), which provided employees with certain share-based awards as described below. Accordingly, certain costs related to the Plan have been allocated to the Company and are reflected in cost of revenues and operating expenses in the combined and consolidated statements of comprehensive income (loss).

Fang’s Stock related award incentive plan of 2010

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

Fang’s Stock related award incentive plan of 2015

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

CIH’s 2019 Equity Incentive Plan (CIH 2019 Plan)

On May 2, 2019, CIH’s board of directors and shareholders approved the CIH 2019 Plan pursuant to which CIH may issue up to (i) 5% of the total number of CIH’s outstanding ordinary shares as of the completion of its separation from Fang, plus (ii) the number of CIH’s ordinary shares that may be issued upon exercise of the awards to be granted with respect to the share options issued prior to the completion of the separation and distribution in connection with the Company to holders of Fang’s equity awards to make them whole under the separation. The awards are typically subject to a four-year service vesting condition and multiple performance conditions with a contractual life of ten years.

On April 1, 2020, CIH’s board of directors approved the grant of options to certain officers and employees of the Company to purchase 4,785,365 ordinary shares of CIH with the exercise price of US$1.35 per share. These options vest over a period of 4 years, with a contractual term of 10 years.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

10.	SHARE-BASED COMPENSATION (continued)

Share options

A summary of Fang’s share options activities held by the Company’s employees for the year ended December 31, 2020 was as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Share	Exercise Price	Contractual	Intrinsic
	Options	US$	Years	Value US$
Outstanding as of January 1, 2020	590,353	13.03	7.19	—
Forfeited	(16,010)	10.56	—	—
Expired	(73,215)	16.39	—	—
Outstanding as of December 31, 2020	501,128	12.62	6.69	—
Vested and expected to vest as of December 31, 2020 (a)	405,259	14.13	6.29	—
Exercisable as of December 31, 2020	309,390	16.57	5.64	—
(a)	Vested and expected to vest as of December 31, 2020 represents fully vested Fang’s share options and unvested Fang’s share options held by the Company’s employees, for which the requisite service period has not been rendered but that are expected to vest based on the achievement of a performance condition as of December 31, 2020.

The aggregate intrinsic value was nil as of December 31, 2020, because the exercise price is in excess of the fair value of Fang’s ordinary share as of December 31, 2020.

The fair values of the share options granted by Fang to the Company’s employees for the year ended December 31, 2018, and during the period from January 1, 2019 to June 11, 2019 are as follows:

		For the period
		between January 1
	Year Ended December 31,	and June 11,
	2018	2019
	US$	US$
Weighted average grant date fair value of option per share	—	2.88
Aggregate grant date fair value of options	—	773,280

Total intrinsic value of Fang’s share options exercised by the Company’s employees for the years ended December 31, 2018, 2019 and 2020 was US$676,680 (equivalent to RMB4,476), nil and nil, respectively.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

10.	SHARE-BASED COMPENSATION (continued)

A summary of CIH’s share options activity held by both the Company’s employees and Fang’s employees for the year ended December 31, 2020 was as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Share	Exercise Price	Contractual	Intrinsic
	Options	US$	Years	Value US$
Outstanding as of January 1, 2020	7,227,971	0.001	4.97	26,302,586
Granted	4,785,365	1.35	—	—
Forfeited	(408,825)	0.88	—	—
Expired	(386,965)	0.001	—	—
Outstanding as of December 31, 2020	11,217,546	0.54	6.99	15,993,085
Vested and expected to vest as of December 31, 2020 (a)	8,462,425	0.36	6.31	13,615,383
Exercisable as of December 31, 2020	5,707,303	0.001	4.98	11,237,680
(a)	Vested and expected to vest as of December 31, 2020 represents fully vested CIH’s share options and unvested CIH’s share options held by the Company’s and Fang’s employees, for which the requisite service period has not been rendered but that are expected to vest based on the achievement of a performance condition as of December 31, 2020.

The aggregate intrinsic value in the table above represents the difference between the fair value of CIH’s ordinary share as of December 31, 2020 and the exercise price of CIH’s share options, which may be exercisable if and to the extent that the corresponding Fang’s share options are exercised.

The weighted average grant date fair value and aggregate grant date fair value of the share options granted by CIH to the Company’s employees for the year ended December 31, 2020 was US$0.49 per share and US$2,359,450.

As of December 31, 2020, there was RMB13,172 of unrecognized share-based compensation cost related to CIH and Fang’s share options held by the Company’s employees that are expected to be recognized over a weighted-average vesting period of 3.10 years.

Fang and the Company estimated the fair value of share options granted to the Company’s employees as of the date of grant, using the binomial option pricing model with the following assumptions:

	For the period between	For the period between
	January 1 and June 11,	June 11 and December 31,	For the year ended December 31,
	2019	2019	2020
Expected volatility	45%	38.7%~45.4%	32%
Expected dividends yield	nil	nil	nil
Expected term	10 years	0.55~9.99 years	10 years
Risk-free interest rate per annum	2.08%	1.9%~2.2%	0.6%
Exercise multiple	2.2-2.8	2.2~2.8	2.2~2.8

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

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

10.	SHARE-BASED COMPENSATION (continued)

Restricted Shares

A summary of Fang’s restricted shares held by the Company’s employees for the year ended December 31, 2020 was stated below:

		Weighted
		Average Grant
	Number of Shares	Date Fair Value US$
Unvested as of January 1, 2020	62,858	17.55
Vested	(28,320)	17.55
Forfeited	(6,168)	17.55
Unvested as of December 31, 2020	28,370	17.55

A summary of CIH’s restricted shares held by both the Company’s and Fang’s employees for the year ended December 31, 2020 was stated below:

		Weighted Average
		Grant Date Fair
	Number of Shares	Value US$
Unvested as of January 1, 2020	672,030	0.34
Vested	(306,977)	0.34
Forfeited	(63,578)	0.34
Unvested as of December 31, 2020	310,475	0.34

As of December 31, 2020, there was RMB994 of unrecognized share-based compensation cost related to CIH and Fang’s restricted shares held by the Company’s employees that are expected to be recognized over a weighted-average vesting period of 0.66 years.

Total share-based compensation expense of CIH and Fang’s share-based awards granted to CIH’s employees was as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
Cost of revenues	2,157	1,537	1,772
Selling expenses	366	787	901
General and administrative expenses	4,285	5,910	5,939
Total	6,808	8,234	8,612

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

11.	EQUITY

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

Based on 71,775,686 Fang Class A ordinary shares and 24,336,650 Fang Class B ordinary shares issued and outstanding on May 28, 2019, the record date, 96,112,336 Class A ordinary shares was distributed, of which 23,636,706 was re-designated as Class B ordinary shares and distributed to Mr. Vincent Tianquan Mo, and 6,712,694 was issued as treasury shares in connection with the separation and recorded at par value. The Company has used 648,492 shares of treasury shares for settlement of restricted shares vested as of December 31, 2020.

Upon the separation on June 11, 2019, the Company authorized 1,000,000,000 shares for Class A and Class B in aggregate, with a par value of US$0.001. As of December 31, 2019 and 2020, there were 1) 65,762,936 and 66,411,428 Class A shares outstanding, and 2) 23,636,706 and 23,636,706 Class B shares outstanding, respectively.

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

12.	EARNINGS (LOSS) PER SHARE

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

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

12.	EARNINGS PER SHARE (continued)

The following table sets forth the basic and diluted earnings (loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended
	December 31,
	2018	2019	2020
Numerator:
Net income (loss) attributable to Class A and Class B ordinary shareholders	165,420	245,451	(318,052)

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	89,399,642	89,399,642	89,842,465
Weighted average number of vested restricted shares	—	115,511	—

Denominator for basic net income per Class A and Class B ordinary share	89,399,642	89,515,153	89,842,465
Dilutive effect of share options and unvested restricted shares	—	30,557	—

Denominator for diluted net income per Class A and Class B ordinary share	89,399,642	89,545,710	89,842,465

Earnings (loss) per Class A and Class B ordinary share
—Basic	1.85	2.74	(3.54)
—Diluted	1.85	2.74	(3.54)

Securities that could potentially dilute basic net income (loss) per share in the future that were not included in the calculation of diluted earnings (loss) per share for the years ended December 31, 2018, 2019 and 2020 are as below:

	For the Year Ended December 31,
	2018	2019	2020
Warrants	—	4,662,411	4,662,411
Share options	—	7,227,971	11,217,546
Unvested restricted shares	—	—	310,475

13.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries and consolidated VIEs, under the equity method of accounting as prescribed in ASC Topic 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and consolidated VIEs” and the subsidiaries and consolidated VIEs’ income as “Share of income from subsidiaries and consolidated VIEs” on the condensed statements of comprehensive income (loss). The parent company only condensed financial information should be read in conjunction with the Company’s consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

13.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
a)	Condensed Balance Sheets

	As of December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	—	3,436
Prepaid expenses and other current assets	2	2
Total current assets:	2	3,438

Non-current assets:
Amounts due from a related party-non current, less allowance for doubtful accounts of nil and RMB 547,069 as of December 31, 2019 and 2020, respectively	—	—
Investments in subsidiaries and consolidated VIEs	22,762	257,569

Total assets	22,764	261,007

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Amounts due to a related party	338	933
Accrued expenses and other liabilities	70	547,520
Total current liabilities	408	548,453

Non-current liabilities:
Other non-current liabilities	1,374	—

Total liabilities	1,782	548,453

Commitments and contingencies	—	—

Shareholders’ equity (deficit)
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2019 and 2020; 72,475,630 shares issued as of December 31, 2019 and 2020; 65,762,936 and 66,411,428 shares outstanding as of December 31, 2019 and 2020, respectively)	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2019 and 2020; 23,636,706 shares issued and outstanding as of December 31, 2019 and 2020; each Class B ordinary share is convertible into one Class A ordinary share)	163	163
Treasury shares	(46)	(42)
Capital deficit	(135,179)	(126,571)
Retained earnings	155,324	(162,728)
Accumulated other comprehensive income	220	1,232
Total shareholders’ equity (deficit)	20,982	(287,446)

Total liabilities and shareholders’ equity (deficit)	22,764	261,007

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

13.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
b)	Condensed Statement of Operations

	For the Year Ended
	December 31,
	2019	2020

Total operating expenses	(202)	(544,494)
Change in fair value of the warrants	(1,152)	1,359
Share of income from subsidiaries and consolidated VIEs	246,805	225,083
Income (loss) before income taxes	245,451	(318,052)
Income tax expense	—	—
Net income (loss)	245,451	(318,052)

c)	Condensed Statement of Cash Flows

	For the Year Ended December 31,
	2019	2020
Net cash provided by operating activities	—	3,634
Effect of foreign currency exchange rate changes on cash and cash equivalents	—	(198)
Net increase in cash and cash equivalents	—	3,436
Cash and cash equivalents as of the beginning of the year	—	—
Cash and cash equivalents as of the end of the year	—	3,436

14.CONTINGENCIES

In connection with the separation and distribution of the Company from Fang, the Company agreed to provide a guarantee for the benefit of the convertible notes holders of Fang, under which the Company is liable to the payment obligations under the convertible notes in the event that Fang fails to discharge its primary payment obligations under the convertible notes or certain circumstances relating to the Company, including, among others, change-in-control transactions or certain fundamental changes to the Company’s share capital. Because the guarantee issued by the Company to Fang’s convertible notes holders is a guarantee between companies under common control, it qualifies for the scope exclusion of recognition and measurement requirements of ASC 460, Guarantees.

On December 7, 2020, Fang announced that it attended a hearing before the Grand Court of the Cayman Islands (the “Cayman Court”) regarding the application by certain shareholders of Fang (the “Petitioners”) to appoint provisional liquidators over Fang and the Petitioners initiated a winding-up petition against Fang in Cayman Court on November 12, 2020, which was deemed to be an event of default as defined under the convertible notes. Consequently, 100% of the outstanding principle of, and unpaid interest on the notes became due and payable as of December 31, 2020.

Pursuant to the agreements among the Company, Fang and the holders of Fang’s convertible notes, Fang and the Company each agreed to repay 50% of the total amount of US$168.0 million by installment in 2021 to the holders of Fang’s convertible notes to settle the convertible notes agreements, including the outstanding principle of US$167.2 million and unpaid interest of US$0.8 million as of December 31, 2020.

Accordingly, the Company accrued the guarantee liability in the amount of US$84.0 million (equivalent to RMB 547,069) as of December 31, 2020.

The Company repaid to the holders of the convertible notes on behalf of Fang: 1) US$42.4 million (including US$0.2 million of interest expenses in 2021) on September 24, 2021 and 2) US$41.8 million on November 10, 2021, respectively. In addition, Fang repaid to the holders of the convertible notes: 1) US$42.4 million on September 28, 2021 (including US$0.2 million of interest expenses in 2021) and 2) US$41.8 million on November 15, 2021, respectively.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

The Company and Fang further agree that if Fang repays all the liabilities born by the CIH no later than December 31, 2023, no interest will be accrued. In the event that Fang fails to make any payments to CIH in accordance with the timeline, the outstanding balance of Fang’s Indebtedness shall accrue interest at one percent per annum and such unpaid amounts together with such interest thereon shall be immediately due and payable by Fang to CIH.

Based on the Company’s credit assessment on the collectability of amounts due from Fang, taking into consideration of current market conditions and Fang’s financial condition, as well as (1) Fang is subject to a winding-up petition by a noncontrolling shareholder in Cayman Court; (2) Fang is late in the filing of its annual 20-F for the year ended December 31, 2020; (3) Fang had to rely on the Company as the guarantor to settle the convertible notes agreements; and (4) the Company does not have any collateral placed by Fang against the amounts due from Fang, the Company has accrued 100% provision against the amounts due from Fang in the amount of RMB547,069 as of December 31, 2020, which was recorded as bad debt expense on the combined and consolidated statements of comprehensive income (loss) for the year ended December 31, 2020.

15.	SUBSEQUENT EVENTS

Impact of Covid-19

Beginning in December 2019, a novel strain of coronavirus, or COVID-19, resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and many other countries around the world. Although the Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020, any recurrence of the COVID-19 outbreak in China, or continuance of the outbreak in other parts of the world could adversely impact the Company’s business operations. Furthermore, the Company has experienced business disturbances due to the quarantine measures to contain the spread of COVID-19 and experienced a slowdown in revenue growth and delayed collection of accounts receivables from customers in 2020. The Company may experience similar delay or even default from customers should there be any recurrence of the COVID-19 outbreak in China, which could materially and adversely affect the Company’s business, results of operations and financial condition. Given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact in the near future.

Cessation of commercial listing services

Since January 1, 2021, the Company has ceased the business operation of listing services for commercial properties.