Form 20-F
period 2021-12-31
China Index Holdings Ltd
filed 2022-04-26
CIK 1749797

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Class A ordinary shares, par value US$0.001 each	66,787,537
Class B ordinary shares, par value US$0.001 each	23,636,706

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

This annual report on Form 20-F includes our audited combined and consolidated financial statements for the 2019, 2020 and 2021 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

Actual results may differ materially from information contained in the forward-looking statements as a result of a number of uncertainties and factors, including but not limited to:

●	any change in the laws, rules and regulations of the central and local governments in China and the rules, regulations and policies of the relevant government authorities relating to all aspects of our business;
●	general economic, market and business conditions in China;
●	macroeconomic policies of the PRC government;
●	changes or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;
●	the effects of competition in the real estate industry on the demand for and price of our services;
●	the length and severity of the COVID-19 pandemic, governmental responses to the pandemic and the impact on our business and industry;
●	various business opportunities that we may pursue; and
●	the risk factors discussed in this annual report as well as other factors and uncertainties beyond our control.

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

Risks Relating to Our Business and Industry

●	If our clients reduce or cancel their subscription or marketing spending with us and we are unable to attract new clients, our results of operations would be harmed.
●	If we are not able to obtain and maintain comprehensive, accurate or reliable data, our reputation could be damaged and we could experience reduced demand for our services.
●	We may not be able to successfully introduce new or upgraded services or combine or shift focus from services with less demand, which could decrease our revenues and profitability.
●	We may be subject to legal liability for collecting, displaying or distributing information.
●	Our upgrades and improvements to our data systems may not be successful or may fall short of expected results.
●	Failure to maintain or enhance client trust in the information or analysis provided by us could damage our reputation, reduce or slow the growth of our user traffic, which could harm our business, financial condition and results of operations.
●	We may be unable to increase awareness of our brand, which could materially and adversely affect our business.
●	Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.
●	Our business depends in part on real estate developers as our clients, and a consolidation in the real estate industry in China may cause our revenues to decline and reduce our profitability.
●	Our business depends on retaining and attracting highly capable research, management and operating personnel. Failure to attract and retain qualified talents could jeopardize our competitive position.
●	If we are unable to successfully market our data-driven service offerings to our clients, they could choose not to use those services, which could reduce our revenues or increase our expenses.
●	We may be involved in legal and other disputes from time to time arising out of our operations, in particular for allegations relating to infringement of intellectual property rights of third parties.
●	If we do not invest in technology innovation and provide services that are attractive to our clients, our business could be adversely affected.
●	Any failure to compete effectively in the real estate Internet services market in China would have a material adverse effect on our business, financial condition and results of operations.
●	If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.

●	Technical problems or disruptions that affect either our clients’ ability to access our services, or the software, internal applications, database and network systems underlying our services, could damage our reputation and brands and lead to reduced demand for our services, lower revenues and increased costs.
●	If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.
●	PRC regulations on loans to PRC entities by offshore holding companies may affect our ability to capitalize or otherwise fund our PRC operations.
●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to fully inspect or investigate our auditor which has a presence in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Relating to the Separation from Fang and Our Relationship with Fang

●	We have a limited operating history as an independent company upon which you can evaluate us.
●	Potential indemnification liabilities owing to Fang pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition and results of operations.
●	Fang’s creditors may seek to hold us liable for certain of its obligations.

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

PART I

China Index Holdings Limited is a Cayman Islands holding company with operations primarily conducted by our directly owned subsidiaries and to a lesser extent through contractual arrangements with our variable interest entities based in China. Our variable interest entities include Beijing Zhong Zhi Hong Yuan, Shouzheng Credit Rating Co., Ltd. and Beijing Zhong Zhi Information Technology Academy, which we refer to collectively as “our VIEs” or “the VIEs” in this annual report. We rely on contractual arrangements among our PRC subsidiaries, our VIEs and their respective nominee shareholders to control the business operations of our VIEs. Investors in our ADSs thus do not directly hold equity interests in our operating entities in China but instead are holding equity interests in a Cayman Islands holding company. As used in this annual report, “we,” “us,” “our company”, “our” or “CIH” refers to China Index Holdings Limited, a Cayman Islands exempted company, its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our VIEs. Our VIEs made insignificant contributions to our revenues in the years ended December 31, 2019, 2020 and 2021 and currently have minimal operations.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange.

Our financial statements for the year ended December 31, 2021 contained in this annual report on Form 20-F have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. MaloneBailey, LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

While MaloneBailey, LLP has been inspected by the PCAOB on a regular basis, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China according to Article 177 of the PRC Securities Law (last amended in December 2019). Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, MaloneBailey, LLP may not provide the documents and materials relating to securities business activities in China to the PCAOB, an overseas securities regulator under the PRC Securities Law. As a result, the audit working papers of our financial statements may not be inspected by the PCAOB, to the extent that the audit work was carried out by MaloneBailey, LLP with the collaboration of their China-based offices and the PCAOB has not obtained such requisite approval. Given that MaloneBailey, LLP is relying upon support from their China-based offices, the trading of our ADSs may be prohibited and our ADSs may be delisted from the Nasdaq Global Select Market or any other U.S. stock exchange under the HFCA Act if the PCAOB is unable to inspect our auditor. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to fully inspect or investigate our auditor which has a presence in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

Cash Flows through Our Organization

China Index Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and to a lesser extent our VIEs in China. As a result, China Index Holdings Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries and cash payments from our VIEs in China. If our existing PRC subsidiaries or VIEs or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, our wholly foreign-owned subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain general reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Our subsidiaries and VIEs in China may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2019, 2020 and 2021, no profit appropriation to statutory surplus fund or to other reserve funds was made for our entities incorporated in the PRC. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. For the years ended December 31, 2019 and 2020, our PRC subsidiaries did not pay any dividends. In 2021, our PRC subsidiaries paid a total of approximately RMB620 million of dividends to China Index Holdings Limited mainly to fulfill our payment obligations under the settlement deeds in relation to the convertible notes issued by Fang. For details of the convertible notes and settlement deeds, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

In the years ended December 31, 2019, 2020 and 2021, China Index Holdings Limited did not extend any loan to our intermediate holding companies or subsidiaries, and our VIEs received nil, RMB5.0 million and RMB3.1 million as capital or investment, respectively, in the same periods. China Index Holdings Limited has not declared or paid any cash dividends, nor has any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. See “Item 8. Financial Information—A. Combined and Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

A. [Reserved]

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

We ceased to provide listing services from January 2021 due to the change in our business development strategies. See “Item 4. Information on the Company—B. Business Overview—Our Services—Marketplace Services—China Index Listing.” Listing services accounted for 11.5%, 4.8% and nil of our revenues for the years ended December 31, 2019, 2020 and 2021, respectively. Our management intends to thoroughly focus our efforts on information and analytics services and promotion services. If we are not successful in shifting our focus, we may not earn enough revenues to offset the impact of the cessation of our listing services business, and our growth, business prospects, revenues and results of operations could be materially and adversely affected.

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

Although the Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020, any recurrence of the COVID-19 outbreak in China, such as the recurrence of COVID-19 toward the end of 2020 and in early 2022, or continuance of the outbreak in other parts of the world with the spread of the highly contagious new variants could adversely impact our company’s business operations or the business operations of our company’s customers and partners thus in turn having an adverse impact on our business, results of operations and financial condition. In the first quarter of 2022, the Omicron variant has become the dominant variant and led to a new wave of COVID-19 recurrence in China, causing local outbreaks in a number of areas. To achieve “dynamic-zero COVID-19 cases”, the PRC government has adopted diversified disease containment measures, including but not limited to, lock-down in certain cities and areas with rapidly rising COVID-19 cases and infection risks (e.g. Shanghai, Shenzhen, Xi’an and a number of cities in Jilin province), epidemiological investigations on infection sources and close contacts, large-scale nucleic acid testing, travel restrictions, and continuous booster vaccination measures. Failure to contain the further spread of COVID-19 will prolong and exacerbate the general economic downturn. Our business operations could be disrupted if any of its employees is suspected of having these or any other epidemic disease, since it could require its employees to be quarantined and/or its offices to be closed for disinfection or other remedial measures. There remains substantial uncertainties about the dynamic of the COVID-19 pandemic, including, but not limited to, with respect to the logistics of distribution and the efficacy of any vaccine program or with respect to new strains or variants of the virus, which may have potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period.

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

A large portion of our clients were real estate developers. Consolidation within the real estate industry as well as other cost-cutting measures by our clients, may lead to more cancellations of our services, reduce the number of our existing clients, reduce the size of our target market or increase our clients’ bargaining power, all of which could cause our revenues to decline and reduce our profitability. The financial difficulties of Chinese real estate developers, for example the distress of Evergrande since 2021, may lead to cancellations of our services or failure to pay services we have provided. If cancellations, reductions of services, and failures to pay increase, and we are unable to offset the resulting decrease in revenues by increasing sales to new or existing clients, our revenues may decline or grow at lower rates.

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

On August 23, 2020, Ministry of Housing and Urban-Rural Development of the PRC and the PBOC, on the basis of soliciting opinions widely in the early stage, formulated the “fund monitoring and financing management rules for key real estate enterprises”, with the focus on controlling the growth of interest-bearing debts of real estate enterprises. The Notice on The Continuous Rectification and Regulation of the Real Estate Market promulgated by the Ministry of Housing and Urban-Rural Development of the PRC and other eight departments came into effect on July 13, 2021, strengthened the regulation of the legal compliance of real estate development business and construction activities. If a real estate enterprise has the issues such as illegal construction, violation to the construction design document , failing to deliver the house within the time agreed in the house purchase contract and housing quality problems, it will be punished by the regulatory authorities.

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

The markets for real estate-related information and analytics services and promotion services in general are highly competitive and rapidly changing. Competition in these markets may increase further if economic conditions or other circumstances cause client bases and client spending to decrease and service providers to compete for fewer client resources. Our existing competitors, or future competitors, may have greater name recognition, larger client bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, advertisers and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If we are unable to retain existing clients or obtain new clients, our revenues could decline. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

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

Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. We discovered in 2021 and in the past, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports.

We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2021. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of the U.K.’s withdrawal from the European Union in January 2020, or “Brexit.” The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. There have also been concerns about the relationship between China and the United States, following rounds of tariffs imposed by the United States. Recently, the United States and China have had disagreements over political and economic issues including trade. Controversies may arise in the future between these two countries and trade policies between the two may change. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Any future escalation of the ongoing trade war between the United States and China may negatively impact the growth in both the Chinese economy and the global economy as a whole. Recently, the war in Ukraine and sanctions on Russia increased the uncertainties in the relations between China and the United States, and tensions between two countries could be heightened as a result. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. In addition, the global COVID-19 pandemic continues to have a severe and prolonged negative impact on the Chinese and the global economy. Any severe or prolonged slowdown or instability in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our VIEs and their shareholders to operate our listing service and other business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our listing service and other business.

We rely on contractual arrangements with our VIEs and their shareholders to operate our listing service and other business. Our VIEs include Beijing Zhong Zhi Hong Yuan, Shouzheng Credit Rating Co., Ltd. (“Shouzheng”) and Beijing Zhong Zhi Information Technology Academy (“Beijing Zhong Zhi Academy”). Our VIEs made insignificant contributions to our revenues in the years ended December 31, 2019, 2020 and 2021 and currently have minimal operations. As foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, we conducted our listing service business in China through Beijing Zhong Zhi Hong Yuan. We ceased to provide listing services from 2021. See “—Risks Relating to Our Business and Industry—We may not be able to successfully introduce new or upgraded services or combine or shift focus from services with less demand, which could decrease our revenues and profitability.” and “Item 4. Information on the Company—B. Business Overview—Our Services—Marketplace Services—China Index Listing.” Notwithstanding that Beijing Zhong Zhi Academy and Shouzheng are not in the value-added telecommunications business, we entered into contractual arrangements with Beijing Zhong Zhi Academy and Shouzheng, and their respective shareholders to maintain business flexibility. Both Beijing Zhong Zhi Academy and Shouzheng currently have minimal operations. Beijing Zhong Zhi Academy is authorized to engage in activities including engineering and technology research but has yet to conduct any business of scale. Shouzheng’s planned business scope includes enterprises credit rating and management consulting but it has yet to complete filing with relevant PRC authorities to carry out its credit rating business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our VIEs, including such equity interest, may be put under court custody.

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

Substantial uncertainties exist with respect to the implementation and interpretation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, our listing service and other business and results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. The Renminbi further depreciated approximately by 1% against the U.S. dollar in 2019. The Renminbi appreciated approximately by 7% against the U.S. dollar in 2020, and further appreciated approximately by 3% against the U.S. dollar in 2021. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to fully inspect or investigate our auditor which has a presence in China . The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On December 16, 2021, PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

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

Our financial statements for the year ended December 31, 2021 contained in the annual report on Form 20-F have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. MaloneBailey, LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. However, our audit work was carried out by MaloneBailey, LLP with the collaboration of its China-based offices. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our ADSs could still be delisted from a U.S. exchange and prohibited from being traded over-the-counter under the HFCA Act if PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize the relevant rules. We will not be required to comply with these rules until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our ADSs could be prohibited from trading in the United States as early as 2023.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule was approved by the SEC on November 5, 2021 and became effective on the same day.

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

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain China-based accounting firms could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In January 2014, Judge Cameron Elliot, a SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our former independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to. Our former independent registered public accounting firm that issued audit report, which is included in this annual report, is one of the accounting firms named in the SEC’s proceedings, and we may be adversely affected by the outcome of the proceedings. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our former independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, result in a sharp decline of our market capitalization and materially and adversely affect the value of your investment in our ADSs.

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

We were separated from Fang as an independent company in June 2019. Our limited operating history as a stand-alone entity makes it difficult to accurately assess our business and future prospects. Our ability to satisfy our obligations and achieve profitability will be primarily dependent upon the future performance of our business, and we are not able to rely upon the revenues, capital resources and cash flows of Fang. In addition, we historically cooperated with Fang to operate our commercial property-related business. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Related Agreements—Business Cooperation Agreement.”

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

We may continue to be liable for certain obligations of Fang that exist at the time of the separation and distribution, but only to the extent that Fang fails to satisfy such liabilities. For example, in connection with our separation from Fang, we issued a warrant to each of the holders of certain convertible notes issued by Fang, and provided a guarantee for the benefit of such holders, under which we would be liable to the payment obligations under the convertible notes. On November 13, 2020, a winding-up petition was presented to the Grand Court of the Cayman Islands against Fang by certain shareholders of Fang. As a result of the winding-up petition and pursuant to the terms of the convertible notes, the outstanding principal of, and accrued and unpaid interest on the convertible notes, which were originally due in 2022, became due and payable on December 13, 2020. We were liable for the payment obligations under the convertible notes pursuant to the guarantee we provided to the convertible notes holders in connection with our separation from Fang. In 2021, we entered into settlement deeds with Fang and the convertible notes holders. Pursuant to the settlement deeds, Fang and we each agreed to repay 50% of the outstanding principal and unpaid interest by installment in 2021 to the convertible notes holders. The convertible notes were fully repaid in November 2021. For details of the convertible notes and settlement deeds, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

Effective from February 28, 2022, our former chairman, Mr. Vincent Tianquan Mo, has stepped down from the board. Mr. Richard Jiangong Dai assumed the position of our director and chairman of the board effective from February 28, 2022. Our chairman, Mr. Richard Jiangong Dai, is also the chairman of Fang. This relationship could create, or appear to create, conflicts of interest when Mr. Richard Jiangong Dai is faced with decisions with potentially different implications for Fang and us, especially with regarding to our business cooperation with Fang. Directors of our company are required by law to act honestly and in what they consider in good faith to be in our best interests and to disclose any interest that they may have in any of our projects or opportunities. In addition, we have adopted a code of ethics and an audit committee charter. The code of ethics provides that an interested director needs to refrain from participating in any discussion among senior officers of our company relating to an interested business and may not be involved in any proposed transaction with such interested business. Furthermore, the audit committee charter provides that most related party transactions must be pre-approved by the audit committee, which consists entirely of independent directors. Our audit committee charter, however, exempts the pre-approval requirement for related party transactions that are immaterial to us or not unusual by nature. In the event of such transactions with Fang, Mr. Dai will still be entitled to vote in our board meeting, and we cannot assure you that Mr. Dai’s decision will not be impacted by any potential conflict of interest arising from his relationship with Fang.

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

Mr. Vincent Tianquan Mo controls approximately 62.2% of the voting rights of our company as of March 31, 2022. As a result, we qualify as a “controlled company” within the meaning of applicable corporate governance standards. Under the NASDAQ Stock Market Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that we have a majority of independent directors on our board of directors. We have elected to rely on such exemptions under the NASDAQ Stock Market Rules available to controlled companies. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements.

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

For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (3) have regularly scheduled executive sessions with only independent directors each year; or (4) hold annual meeting of shareholders within one year after the end of a fiscal year.

We have elected to follow home country practice with respect to some of the NASDAQ corporate governance requirements. See “Item 16G. Corporate governance.” As a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ.

Concentration of voting power in Mr. Vincent Tianquan Mo, our ultimate controlling shareholder, may prevent new investors from influencing significant corporate decisions. The interests of Mr. Vincent Tianquan Mo may differ from the interests of our other shareholders.

As of March 31, 2022, Mr. Vincent Tianquan Mo, our ultimate controlling shareholder, ultimately controls approximately 62.2% of our voting power. As a result, Mr. Vincent Tianquan Mo has a controlling influence in matters submitted to a vote of our shareholders, including matters such as adoption of the annual financial statements, declarations of annual dividends, the election and removal of the members of our Board, capital increases and amendments to our articles of association. This control could also have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of Mr. Vincent Tianquan Mo. The interests of Mr. Vincent Tianquan Mo may also in certain cases differ from those of other shareholders.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with a third class of undesignated shares). Holders of Class A ordinary shares are be entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, as of March 31, 2022, Mr. Vincent Tianquan Mo beneficially owned approximately 27.2% of our total ordinary shares and approximately 62.2% of the voting power of our outstanding shares. Therefore, Mr. Vincent Tianquan Mo has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of our VIEs but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operation in our financial statements. Assuming that we are the owner of our VIEs for United States federal income tax purposes and further assuming that we can rely on certain proposed U.S. Treasury regulations described in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Status as a PFIC,” and based upon our current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2021, and at this time we are unable to determine whether we will be classified as a PFIC for the taxable year ending December 31, 2022 or any future taxable year.

The determination of whether we are or will be a PFIC may also depend, in part, on the quarterly market value of our ADSs, which is subject to change, and on how, and how quickly, we use our liquid assets. Under circumstances where the market value of our ADSs declines significantly or we retain significant amounts of liquid assets, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes or we were unable to rely on the proposed U.S. Treasury regulations referenced above, our risk of being classified as a PFIC may substantially increase. The application of the proposed U.S. Treasury regulations is not entirely clear at this time. Accordingly, whether the assumption that we can rely on the proposed U.S Treasury regulations holds is uncertain. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the taxable year ending December 31, 2022 or any future taxable year.

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

B. Business Overview

We empower China’s commercial property market with big data and innovative technologies. We operate a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of December 31, 2021. Our services span across data services, analytics services, promotion services and listing services for China’s real estate markets. We ceased to provide listing services from January 2021. See “Item 4. Information on the Company-B. Business Overview-Our Services-Marketplace Services-China Index Listing.” We serve a substantial base of real estate participants in China, including industry professionals and business communities, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. We currently focus more on the enormous market opportunity within China’s commercial property sector through our commercial property online marketing portals and mobile applications.

Over a span of over 20 years, we have developed a leading proprietary real estate information and analytics service platform in China based on our China Real Estate Index System, or CREIS, a comprehensive set of benchmarks and data points widely adopted by industry participants to track, understand and analyze the real estate industry in China. Our service platform consists of various integrated data-driven information and analytics service modules that are subscription-based online solutions similar to SaaS. As of December 31, 2021, the China Index Database encompassed detailed real estate information of over 2,300 cities, 2,300,000 plots of land, 420,000 residential property projects and 58,000 commercial property projects in China, which renders it among the top real estate-related databases in China in terms of geographical coverage and volume of data points. Our service platform delivers significant value to our clients due to the richness of associated analytic functionalities, including fair market value appraisals, property and district ratings, interactive analytics and reporting tools, property price indices and investment decision-making analyses. As one of the most recognized information, analytics and marketing service platform brands among real estate participants in China, we were selected by China’s National Bureau of Statistics as a key data source for real estate industry from 2014 to 2017.

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

Information and Analytics Services
Data Services
China Index Database
China Index Land
China Index Appraisal and Rating
Analytics Services
China Index Analytics
Marketplace Services
Promotion Services
China Index Promotion
Listing Services(1)
China Index Listing

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

	As of December 31,
	2019	2020	2021
Land
Number of cities	2,155	2,320	2,320
Number of plots*	1,003,436	2,070,000	2,300,000
Residential Property
Number of cities	660	660	660
Number of property projects	339,133	372,000	420,000
Commercial Property
Number of cities	372	372	372
Number of property projects	51,813	51,500	58,000
*

The number of plots of land covered by the China Index Database increased from 1,003,436 as of December 31, 2019 to 2,070,000 as of December 31, 2020 because the China Index Database covered land for industrial and other uses in 2020 in addition to land for residential and mixed uses in 2019.

As of December 31, 2021, the China Index Database encompassed detailed real estate information of over 2,300 cities, 2,300,000 plots of land, 420,000 residential property projects and 58,000 commercial property projects in China, which renders it among the top real estate related databases in China in terms of geographical coverage and volume of data points. It also covers a wide spectrum of information, including location, site and zoning information, building characteristics, space and unit availability, tax assessments, ownership, sales and lease comparables, number of retail stores, number of listings, mortgage information, for-sale and for-lease listings, income and expense histories, contact information, historical trends, demographic information, as well as government policies and macro-economic environment and government planning. Our database presents information in a variety of ways, including documentations, site photographs, aerial photographs, 3D photographs and videos.

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

We discontinued our listing service business from January 2021 due to the change in our business development strategies. We did not derive any revenue from listing services in 2021. We will thoroughly focus our efforts on our core businesses including information and analytics services and promotion services with an aim to improve our operating efficiencies.

Our Data

Our data are the foundation of our real estate information and analytic services. Over a span of over 20 years, we have accumulated abundant industry experience in developing the real estate-related database in China. As of December 31, 2021, the China Index Database encompassed detailed real estate information of over 2,300 cities, 2,300,000 plots of land, 420,000 residential property projects and 58,000 commercial property projects in China, which renders it among the top real estate related databases in China in terms of geographical coverage and volume of data points.

Data Collection

We are committed to maintaining and improving the timeliness and comprehensiveness of our database. We have built our database primarily through our internal professional data collection team with over 20 years of experience in data collection. Our data collection team is divided functionally and geographically to cover data canvassing the entire industry value chain in more than 2,320 cities for land data, 194 cities for residential property data, and 350 cities for newly developed property data across substantially all the provinces in China as of December 31, 2021, representing an industry-leading geographic coverage. Our data collection team is primarily responsible for collecting, verifying and recording real estate-related data and adopts a multi-faceted research process to collect data, including phone calls, e-mails, Internet updates, field inspections, public records review, news monitoring, as well as interviews of real estate participants. We regularly undergo extensive training programs so that we can maintain consistent data collection methods and processes throughout our data collection team.

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

Our Clients

In 2021, we had over 2,800 clients subscribing to our information and analytics services and over 900 clients for our promotion services, primarily consisting of institutional clients. We draw clients from across the real estate and related business community, including real estate developer, commercial banks and other financial institutions, academic institutions, property managers, brokers, agents, consultants and other participants in real estate related business. In 2021, our clients primarily consisted of real estate developers, brokers, and financial institutions, accounting for an aggregate of more than 70% of the total number of our clients in the same period.

We have built a robust client composition, evidenced by low client concentration and high client retention. In 2021, the top five clients contributed to less than 10% of our total revenues, and more than 90% of our existing clients among the Top 100 Real Estate Developers in China as ranked by the Top Ten Research Committee of China’s Real Estate Industry renewed service contracts with us.

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

Sales and Marketing

We have built a sales and marketing team that is experienced in the online database and real estate sectors. As of December 31, 2021, our sales and marketing team was stationed in 40 regional centers strategically located across China. Our sales and marketing team prospect for new clients and work closely with our existing clients in local markets, allowing us to gain insight into developments in these local markets, the competitive landscape and new market opportunities, which helps us set our prices and strategies for each locality.

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

We are the registered holder of 151 software copyrights and one patent in the PRC as of December 31, 2021. As of the same date, we owned or licensed 136 registered trademarks and 70 registered domain names, including our website, 3fang.com, in the PRC.

Facilities

Our principal executive offices are located in Beijing, China with approximately 2,500 square meters of office space leased from Fang as of December 31, 2021. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to accommodate our future expansion plans.

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

In order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008 and February 2016. The Administrative Rules on Foreign-invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021) issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50.0%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting such approvals.

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

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Rules to the Foreign Investment Law further clarifies that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening. Competent investment department and commerce department of the State Council shall be responsible for proposing the Negative List for the State Council’s approval. The Negative List will be promulgated by the State Council or its investment department and commerce department, and will be amended in accordance with the social development and the wide-ranging opening up.

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

According to the Measures for the Security Review of Foreign Investment promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on December 19, 2020 and became effective on January 18, 2021, any foreign investment that has or possibly has an impact on state security shall be subject to security review in accordance with the provisions hereof. A foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment in any important infrastructure, important transportation services and other important fields that concern state security while obtaining the actual control over the enterprises invested in.

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

On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On June 10, 2021, the Standing Committee of the National People’s Congress issued the Data Security Law to regulate data processing activities and security supervision in the PRC, which came into effect on September 1, 2021. According to the Data Security Law, data processing activities shall be carried out in accordance with PRC laws and regulations, establishing and improving the data security management system of the whole process, organizing and carrying out data security education and training, and taking corresponding technical measures and other necessary measures to guarantee data security. Where data processing activities are carried out through the Internet and other information networks, the above-mentioned data security protection obligations shall be fulfilled on the basis of the hierarchical network security protection system. In carrying out data processing activities, risk monitoring shall be strengthened, and remedial measures shall be taken immediately when data security defects, loopholes and other risks are found. In the event of a data security incident, the processors of data shall take immediate measures to deal with it, inform the user in time and report to the competent authorities in accordance with relevant provisions. The processors of important data shall, in accordance with relevant provisions, carry out regular risk assessments of their data processing activities and submit risk assessment reports to the competent authorities. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. Any organization or individual carrying out data processing activities that violates the Data Security Law shall bear the corresponding civil, administrative or criminal liability depending on the specific circumstances.

On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, a critical information infrastructure refers to an important network facilities or information systems in important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, competent departments and administration departments of each important industry and field, or Protection Departments, shall be responsible to formulate determination rules and determine the critical information infrastructure operator in the respective important industry or field. The result of the determination of critical information infrastructure operator shall be informed to the operator, and notify the public security department of the State Council.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021. It comprehensively and systematically integrates the requirements of personal information protection previously scattered in the Civil Code, the Cyber Security Law, the Information Security Technology - Personal Information Security Specification and other laws, regulations and standards. It further specifies the obligations, regulatory measures and responsibilities for personal information protection that are applicable to apps, including: (a) the collection of personal information shall not be excessive; (b) the personal information protection authorities shall organize the testing and evaluation of apps for personal information protection, and publish the results; and (c) any app that illegally processes personal information will be ordered to suspend or terminate its services. The Personal Information Protection Law becomes an important part of the national security legal system represented by the State Security Law, and will, together with the Cyber Security Law and the Data Security Law, further completes China’s legal infrastructure in the field of cyber security.

On November 14, 2021, the Cyberspace Administration of China published the Regulations on the Management of Network Information Security (a Consultation Draft for Public Comments). Based on the Data Security Law of the PRC, the Regulations on Network Information Security sets data classification and hierarchical protection system with dividing data into general data, important data, core data, and data processors are required to protect data in different degrees according to the importance of the data. The Regulations on Network Information Security stipulates that a company shall report a network security review if one of the following conditions is satisfied: i) internet platform operators who bring together a large number of data resources related to national security, economic development and public interests are intending to merge, reorganize, separate, or may affect national security; ii) data processors who process more than one million personal information are intending to be listed abroad; iii) data processors are intending to be listed in Hong Kong, which might affect or potentially affect national security; iv) other data processing activities that affect or may affect national security. However, the Regulations on Network Information Security does not clarify the scope and criteria for identifying “affect or may affect national security”. The Regulations on Network Information Security further emphasizes that data processors should establish rules for the processing of personal information, that is, with the consent of the individual, take the least impact on the rights and interests of the individual, and in the case of the purpose for processing personal information has been fulfilled and the services of processing personal information have been terminated, the data processors shall delete or anonymize personal information. The Regulations on Network Information Security requires the data processors to entrust the professional data security audit institutions to conduct compliance audits, important data processors or data processors listed overseas are required to conduct annual data security assessment. As of the date of this annual report, the Regulations on Network Information Security has not come into effect.

Furthermore, pursuant to the Measures for Cyber Security Review promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in December 2021, which took effect in February 2022, critical information infrastructure operators or a network platform operator must pass a cybersecurity review when purchasing network products and services or conducting of data processing activities that affect or may affect national security. Pursuant to the Measures, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct cyber security review. According to the Measures, an Operator who controls more than 1 million users’ personal information must report to the cyber security review office for a cyber security review if it intends to be listed in a foreign country.

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
Chinaindex Academy Limited (BVI)
100%
BEST ALIGNED LIMITED (BVI)
China Indices Academy Limited (Hong Kong)
China Index Academy Limited (Hong Kong)
Wall Street Index Research Center LLC(1) (New York)
Zhong Zhi Xun Bo (USA) Data Information Technology LLC (California)
Outside China
Inside China
Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd.
Tianjin Zhong Zhi Data Information Technology Co., Ltd.(1)
44%
56%
80%
20%
67%
Jianning Dai
Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd.
Beijing Zhong Zhi Information Technology Academy(1)
Xinjiang Zhong Zhi Data Information Technology Co., Ltd.
Xinjiang Zhong Zhi Shi Zheng Data Information Technology Co., Ltd.
Xinjiang Zhong Zhi Shi Zheng Big Data Co., Ltd.
Jiatianxia Credit Management Co., Ltd.
Shouzheng Credit Rating Co., Ltd.(1)
Vincent Tianquan Mo
Yu Huang
Beijing Zhong Zhi Hong Yuan Data Information Technology Co., Ltd.(1)
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

As a result of our direct ownership in WFOE and the contractual arrangements relating to our VIEs, we are regarded as the primary beneficiary of VIEs, and we consolidate the financial results of VIEs in our combined and consolidated financial statements in accordance with U.S. GAAP. We ceased to provide listing services from 2021 and did not receive revenue from listing services business from Beijing Zhong Zhi Hong Yuan starting from 2021. We did not derive any revenues from Beijing Zhong Zhi Academy in 2019, 2020 and 2021. We derived nil, nil and RMB243,024 (US$38,136) of revenue from Shouzheng in 2019, 2020 and 2021, respectively.

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

A. Operating Results

Overview

We operate a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points as of December 31, 2021. Our services span across data services, analytics services and promotion services for China’s real estate markets. We discontinued our listing services business from January 2021. See “Item 4. Information on the Company—B. Business Overview—Our Services—Marketplace Services—China Index Listing.” We serve a substantial base of real estate participants in China, including industry professionals and business communities, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. We currently focus more on the enormous market opportunity within China’s commercial property sector through our commercial property online marketing portals and mobile applications.

Our service platform, developed based on our CREIS, consists of various integrated data-driven information and analytics service modules that are subscription-based online solutions similar to SaaS. Our data are the foundation of our service offerings. As of December 31, 2021, the China Index Database encompassed detailed real estate information of over 2,300 cities, 2,300,000 plots of land, 420,000 residential property projects and 58,000 commercial property projects in China, which renders it among the top real estate related databases in China in terms of geographical coverage and volume of data points.

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

Our revenues have experienced fluctuations in recent years. Our revenues increased by 9.7% from RMB579.7 million in 2019 to RMB635.9 million in 2020. Our revenues decreased slightly by 2.4% to RMB621.0 million (US$97.4 million) in 2021. Information and analytics services accounted for 46.3%, 47.7% and 50.2%, respectively, of our revenues in 2019, 2020 and 2021. Marketplace services accounted for 53.7%, 52.3% and 49.8%, respectively, of our revenues in 2019, 2020 and 2021. Our net income in 2019 was RMB245.5 million. Our net loss in 2020 was RMB318.4 million, primarily due to bad debt expense. We recorded a net income of RMB279.2 million (US$43.8 million) in 2021.

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

BVI

Under the current laws of the BVI, our subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by the entity to their shareholders, no BVI withholding tax will be imposed.

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

USA

Our subsidiaries incorporated in the USA are subject to profits tax at 21% statutory tax rate with respect to the profit generated from the USA.

China

Generally, our subsidiaries and VIEs in China are subject to enterprise income tax on their taxable income at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Beijing Zhong Zhi Shi Zheng, a PRC subsidiary, obtained the High and New Technology Enterprise certificate in November 2015 and renewed it in October 2018 and December 2021, entitling it to a preferential enterprise income tax rate of 15% from 2015 to 2023.

Xinjiang Zhong Zhi Data Information Technology Co., Ltd., a PRC subsidiary, was entitled to a tax holiday for five years starting from 2017.

Xinjiang Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Xinjiang Zhong Zhi Shi Zheng Big Data Co., Ltd, each a PRC subsidiary, were entitled to a tax holiday for five years starting from 2020.

Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd., a PRC subsidiary, was entitled to a reduced enterprise income tax rate of 12.5% for 2017. In October 2018, Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd. obtained the High and New Technology Enterprise certificate and renewed it in October 2021, entitling it to a preferential enterprise income tax rate of 15% from 2018 to 2023.

The PRC tax laws and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. As of December 31, 2020, we have accrued withholding income tax of RMB62 million on undistributed earnings of RMB620 million generated by our PRC subsidiaries and VIEs. During the year ended December 31, 2021, we paid the withholding income tax of RMB62 million (US$9.7 million). As of December 31, 2020 and 2021, we have not provided for income taxes on earnings generated by the our PRC subsidiaries and VIEs of RMB336.5 million and RMB620.1 million (US$97.3 million), respectively, as we planned to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB33.6 million and RMB62 million (US$9.7 million), respectively.

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

Key Components of Our Results of Operations

Revenues

We generate most of our revenues from information and analytics services and marketplace services. We discontinued our listing services business from January 2021 and we did not receive additional revenues from listing services from 2021. The following table sets forth a breakdown of our revenues for the periods indicated.

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Information and analytics services	268,548	46.3	303,352	47.7	311,855	48,937	50.2
Data services	138,643	23.9	166,264	26.1	187,353	29,400	30.2
Analytics services	129,905	22.4	137,088	21.6	124,502	19,537	20.0
Marketplace services	311,102	53.7	332,558	52.3	309,098	48,504	49.8
Promotion services	244,154	42.2	301,962	47.5	309,098	48,504	49.8
Listing services (1)	66,948	11.5	30,596	4.8	—	—	—
Total	579,650	100.0	635,910	100.0	620,953	97,441	100.0

Note:

(1)	We discontinued our listing services business from January 2021. See “Item 4. Information on the Company—B. Business Overview—Our Services—Marketplace Services—China Index Listing.”

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

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Staff costs	56,881	9.8	44,704	7.0	41,150	6,457	6.6
Campaign costs	19,500	3.4	11,555	1.8	16,188	2,540	2.6
Office and rental expenses	11,008	1.9	9,767	1.5	10,034	1,575	1.6
Value-added taxes and surcharges	3,708	0.6	3,274	0.5	3,605	566	0.6
Others	19,395	3.3	36,228	5.8	39,141	6,142	6.3
Total	110,492	19.0	105,528	16.6	110,118	17,280	17.7

Our cost of revenues mainly consists of staff costs, campaign costs and office and rental expenses. Campaign costs are primarily the fees we paid for rental of conference venues and brochures printing. Other costs include traveling expenses, technology service fees and others. We expect that our cost of revenues will increase as we continue to expand our services and our client base over time.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods indicated.

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Selling and marketing expenses	99,020	17.1	112,414	17.7	113,626	17,830	18.3
General and administrative expenses	77,773	13.4	85,700	13.5	81,667	12,815	13.2
Bad debt expense	4,842	0.8	559,445	87.9	8,767	1,376	1.4
Total	181,635	31.3	757,559	119.1	204,060	32,021	32.9

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

Bad Debt Expense. Our bad debt expense consists primarily of (1) provisions for bad debt associated with our accounts receivable and (2) the provision for amounts due from Fang for the amount borne by us under the settlement deeds and we made a 100% provision for such amount in 2020. For details of the convertible notes and settlement deeds, see “Item 5.Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.” We expect our bad debt expense in relation to our accounts receivable to increase along with our business growth.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations both in absolute amount and as a percentage of our revenues for the periods indicated.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues	579,650	100.0	635,910	100.0	620,953	97,441	100.0
Information and analytics services	268,548	46.3	303,352	47.7	311,855	48,937	50.2
Marketplace services	311,102	53.7	332,558	52.3	309,098	48,504	49.8
Cost of revenues	(110,492)	(19.0)	(105,528)	(16.6)	(110,118)	(17,280)	(17.7)
Gross profit	469,158	81.0	530,382	83.4	510,835	80,161	82.3
Operating expenses
Selling and marketing expenses	(99,020)	(17.1)	(112,414)	(17.7)	(113,626)	(17,830)	(18.3)
General and administrative expenses	(77,773)	(13.4)	(85,700)	(13.5)	(81,667)	(12,815)	(13.2)
Bad debt expense	(4,842)	(0.8)	(559,445)	(87.9)	(8,767)	(1,376)	(1.4)
Operating income (loss)	287,523	49.7	(227,177)	(35.7)	306,775	48,140	49.4
Interest income	2,200	0.4	1,625	0.3	9,750	1,530	1.6
Change in fair value of the warrants	(1,152)	(0.2)	1,359	0.2	-	-	-
Investment income	714	0.1	9,294	1.5	8,458	1,327	1.4
Government grants	903	0.2	5,997	0.8	765	120	0.1
Income (loss) before income taxes	290,188	50.2	(208,902)	(32.9)	325,748	51,117	52.5
Income tax expense	(44,737)	(7.7)	(109,454)	(17.2)	(46,500)	(7,297)	(7.5)
Net income (loss)	245,451	42.5	(318,356)	(50.1)	279,248	43,820	45.0

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues. Our revenues, consisting of those generated from information and analytics services and marketplace services, decreased by 2.4% from RMB635.9 million in 2020 to RMB621.0 million (US$97.4 million) in 2021.

Information and Analytics Services

●	Data services. Our revenues from data services increased by 12.7% from RMB166.3 million in 2020 to RMB187.4 million (US$29.4 million) in 2021, primarily due to (1) the continued increase in the number of clients that subscribed to our database, and (2) the increase in the average selling price due to the upgrading of our services.
●	Analytics services. Our revenues from analytics services decreased by 9.2% from RMB137.1 million in 2020 to RMB124.5 million (US$19.5 million) in 2021, primarily due to (1) the decrease in the number of clients that purchased our analytics services, and (2) the decrease in the average selling price, both further due to the broad macro environment challenges the industry was facing.

Marketplace Services

●	Promotion services. Our revenues from promotion services remained relatively stable with a slight increase of 2.4% from RMB302.0 million in 2020 to RMB309.1 million (US$48.5 million) in 2021.
●	Listing services. Our revenues from listing services decreased by 100.0% from RMB30.6 million in 2020 to nil in 2021, primarily because we ceased to provide listing services from January 2021.

Cost of revenues. Our cost of revenues increased by 4.3% from RMB105.5 million in 2020 to RMB110.1 million (US$17.3 million) in 2021 primarily due to an increase of RMB4.6 million (US$0.7 million) in campaign costs as we resumed in-person themed events and campaigns as a result of the easing of the COVID-19 pandemic in China in the second half of 2020.

Gross profit. As a result of the foregoing, our gross profit decreased by 3.7% from RMB530.4 million in 2020 to RMB510.8 million (US$80.2 million) in 2021. Our gross margin was 83.5% and 82.3% in 2020 and 2021, respectively.

Operating expenses. Our total operating expenses decreased by 73.1% from RMB757.6 million in 2020 to RMB204.1 million (US$32.0 million) in 2021, primarily due to a decrease in bad debt expense.

●	Selling and marketing expenses. Our selling and marketing expenses remained relatively stable with a slight increase of 1.1% from RMB112.4 million in 2020 to RMB113.6 million (US$17.8 million) in 2021.
●	General and administrative expenses. Our general and administrative expenses remained relatively stable with a slight decrease of 4.7% from RMB85.7 million in 2020 to RMB81.7 million (US$12.8 million) in 2021.
●	Bad debt expense. Our bad debt expense decreased by 98.4% from RMB559.4 million in 2020 to RMB8.8 million (US$1.4 million) in 2021, primarily due to bad debt expense of RMB547.1 million in relation to the provision for amounts due from Fang for the amount borne by us under the settlement deeds and we made a 100% provision for such amount in 2020. For details of the convertible notes and settlement deeds, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Income tax expenses. We had income tax expenses of RMB109.5 million in 2020 and RMB46.5 million (US$7.3 million) in 2021. The effective income tax rate was 52.4% for 2020 which was higher than the statutory enterprise income tax rate, primarily due to the effect of the tax rate differential for non-PRC entities and the withholding tax for undistributed earnings from PRC subsidiaries, partially offset by the effect of the preferential tax rates and the research and development bonus deduction. The effective income tax rate was 14.3% for 2021 which was lower than the statutory enterprise income tax rate, primarily due to the effect of preferential tax rates and research and development bonus deduction.

Net income. As a result of the foregoing, we recorded a net loss of RMB318.4 million in 2020 and a net income of RMB279.2 million (US$43.8 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues. Our revenues, consisting of those generated from information and analytics services and marketplace services, increased by 9.7% from RMB579.7 million in 2019 to RMB635.9 million in 2020.

Information and Analytics Services

●	Data services. Our revenues from data services increased by 20.0% from RMB138.6 million in 2019 to RMB166.3 million in 2020, primarily due to (1) the continued increase in the number of clients that subscribed to our database, and (2) the increase in the average selling price due to the upgrading of our services.

●	Analytics services. Our revenues from analytics services increased by 5.5% from RMB129.9 million in 2019 to RMB137.1 million in 2020, primarily due to the continued increase in the number of clients that purchased our analytics services along with our business growth.

Marketplace Services

●	Promotion services. Our revenues from promotion services increased by 23.6% from RMB244.3 million in 2019 to RMB302.0 million in 2020, primarily driven by (1) the continued increase in the number of clients that purchased our promotion services, and (2) the increase in the average selling price of our promotion services.
●	Listing services. Our revenues from listing services decreased by 54.3% from RMB66.9 million in 2019 to RMB30.6 million in 2020, primarily due to the termination of our cooperation agreement with Fang to provide listing agent services for commercial properties to Fang from January 1, 2020 and the decrease in the number of customers.

Cost of revenues. Our cost of revenues decreased by 4.5% from RMB110.5 million in 2019 to RMB105.5 million in 2020 primarily due to (1) a decrease of RMB12.2 million in staff costs as a result of the termination of our cooperation agreement with Fang to provide listing agent services for commercial properties to Fang from January 1, 2020 and (2) a decrease of RMB8.0 million in campaign costs as in-person themed events and campaigns were restricted or prohibited as a result of the social distancing measures implemented in China in response to the COVID-19 pandemic, partially offset by an increase in technology fees.

Gross profit. As a result of the foregoing, our gross profit increased by 13.0% from RMB469.2 million in 2019 to RMB530.4 million in 2020. Our gross margin was 81.0% and 83.5% in 2019 and 2020, respectively.

Operating expenses. Our total operating expenses increased by 317.2% from RMB181.6 million in 2019 to RMB757.6 million in 2020, primarily due to bad debt expense.

●	Selling and marketing expenses. Our selling and marketing expenses increased by 13.5% from RMB99.0 million in 2019 to RMB112.4 million in 2020, primarily due to (1) an increase of RMB13.3 million in salaries and benefits paid to our sales and marketing personnel as a result of increase in headcounts, (2) an increase of RMB4.0 million in promotion fees due to increasing marketing needs, partially offset by a decrease of RMB5.0 million in transportation and travelling fees during the COVID-19 pandemic.
●	General and administrative expenses. Our general and administrative expenses increased by 10.2% from RMB77.8 million in 2019 to RMB85.7 million in 2020, primarily due to an increase of RMB5.2 million in foreign exchange loss as a result of the fluctuation in exchange rate of U.S. dollar against RMB.
●	Bad debt expense. Our bad debt expense increased by 115 folds from RMB4.8 million in 2019 to RMB559.4 million in 2020, primarily due to bad debt expense of RMB547.1 million of provision for amounts due from Fang for the amount borne by us under the settlement deeds and we made a 100% provision for such amount. For details of the convertible notes and settlement deeds, see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

Income tax expenses. We had income tax expenses of RMB44.7 million in 2019 and RMB109.5 million in 2020. The effective income tax rate was 15.4% for 2019 which was lower than the statutory enterprise income tax rate, primarily due to the effect of the preferential tax rates, and the research and development expenses bonus deduction, partially offset by effect of the unrecognized tax benefits and non-deductible share-based compensation expense. The effective income tax rate was 52.4% for 2020 which was higher than the statutory enterprise income tax rate, primarily due to the effect of the tax rate differential for non-PRC entities and the withholding tax for undistributed earnings from PRC subsidiaries, partially offset by the effect of the preferential tax rates and the research and development bonus deduction.

Net income. As a result of the foregoing, we recorded a net income of RMB245.5 million in 2019 and a net loss of RMB318.4 million in 2020.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been capital contribution from Fang prior to our separation from Fang and cash generated from operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2019, 2020 and 2021, our cash and cash equivalents were RMB214.1 million, RMB280.4 million and RMB361.5 million (US$56.7 million), respectively.

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

The 2022 Notes were fully repaid in November 2021. Separately, we entered into a supplemental agreement with Fang on September 24, 2021, pursuant to which Fang has agreed to repay us the amount borne by us under the settlement deeds by December 31, 2023. Notwithstanding our ongoing effort to collect the amounts due from Fang, based on our credit assessment on the collectability of the amounts due from Fang, taking into consideration current market conditions and Fang’s financial condition, as well as that (1) Fang is subject to a winding-up petition by a non-controlling shareholder in the Cayman Court; (2) Fang was late in the filing of its annual report on form 20-F for the year ended December 31, 2020; (3) Fang had to rely on us as the guarantor to settle the 2022 Notes; and (4) we do not have any collateral placed by Fang against the amounts due from Fang, we have accrued 100% provision against the amounts due from Fang in the amount of RMB547.1 million as of December 31, 2020, which was recorded as bad debt expense in 2020.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	334,039	327,544	214,820	33,710
Net cash provided by (used in) investing activities	(124,348)	(257,750)	384,613	60,354
Net cash used in financing activities	(160,194)	—	(522,234)	(81,950)
Effect of foreign currency exchange rate changes on cash and cash equivalents	377	(3,515)	3,967	623
Net increase in cash and cash equivalents	49,874	66,279	81,166	12,737
Cash and cash equivalents as of the beginning of the year	164,202	214,076	280,355	43,994
Cash and cash equivalents as of the end of the year	214,076	280,355	361,521	56,731

Operating Activities

Net cash provided by operating activities was RMB214.8 million (US$33.7 million) in 2021, primarily due to net income of RMB279.2 million (US$43.8 million), adjusted for (1) investment income of RMB8.5 million (US$1.3 million), (2) allowance for doubtful accounts of RMB6.8 million (US$1.1 million), (3) reduction in the carrying amount of right of use assets of RMB5.5 million (US$0.9 million), (4) share-based compensation expense of RMB4.9 million (US$0.8 million), (5) allowance for amounts due from a related party of RMB2.0 million (US$0.3 million), (6) depreciation of RMB1.4 million (US$0.2 million), and (7) changes in working capital. Negative changes in working capital primarily consisted of (1) a decrease of RMB42.6 million (US$6.7 million) in other non-current liabilities due to a decrease in deferred income tax liabilities, (2) an increase of RMB26.3 million (US$4.1 million) in accounts receivable, (3) a decrease of RMB7.9 million (US$1.2 million) in deferred revenues mainly due to a decrease in cash received in advance from clients, (4) a decrease of RMB7.1 million (US$1.1 million) in accrued expenses and other current liabilities due to a decrease in wage payable, and (5) an increase of RMB4.8 million (US$0.8 million) in prepaid expenses and other current assets mainly due to a loan to a third party, partially offset by (1) a decrease of RMB2.0 million (US$0.3 million) in amounts due from a related party as the related party repaid the cash advance to us in 2021, and (2) an increase of RMB12.2 million (US$1.9 million) in amounts due to a related party because we did not timely settle the net amount due to Fang in 2021.

Net cash provided by operating activities was RMB327.5 million in 2020, primarily due to net loss of RMB318.4 million, adjusted for (1) allowance for amounts due from a related party of RMB547.1 million, (2) deferred income tax expense of RMB60.5 million, (3) allowance for doubtful accounts of RMB12.4 million, (4) investment income of RMB9.3 million, (5) share-based compensation expense of RMB8.6 million, (6) reduction in the carrying amount of right of use assets of RMB5.2 million, (7) change in fair value of the warrants of RMB1.4 million, and (8) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB557.6 million in accrued expenses and other liabilities due to our guarantee liability in relation to the convertible notes issued by Fang, (2) an increase of RMB20.6 million in deferred revenues due to cash received in advance from clients, and (3) an increase of RMB17.6 million in other non-current liabilities due to unrecognized tax benefits, partially offset by (1) an increase of RMB547.1 million in amounts due from a related party as we accrued a guarantee liability, which should be repaid by Fang to us no later than December 31, 2023 according to the agreement between Fang and us, (2) an increase of RMB17.7 million in accounts receivable, (3) a decrease of RMB7.3 million in amounts due to related parties due to timely settlement, and (4) a decrease of RMB10.3 million in long-term lease liabilities primarily due to our cash payments related to operating lease liabilities.

Net cash provided by operating activities was RMB334.0 million in 2019, primarily due to net income of RMB245.5 million, adjusted for (1) share-based compensation expense of RMB8.2 million, (2) reduction in the carrying amount of right of use assets of RMB5.0 million, (3) allowance for doubtful accounts of RMB4.8 million, (4) change in fair value of the warrants of RMB1.2 million, and (5) changes in working capital. Changes in working capital primarily consisted of (1) an increase of RMB60.3 million in deferred revenues due to cash received in advance from clients, and (2) an increase of RMB22.9 million in other non-current liabilities due to unrecognized tax benefits, and (3) an increase of RMB8.9 million in income tax payable, partially offset by (1) a decrease of RMB14.9 million in long-term lease liabilities primarily due to our cash payments related to operating lease liabilities, and (2) an increase of RMB13.6 million in accounts receivable.

Investing Activities

Net cash provided by investing activities was RMB384.6 million (US$60.4 million) in 2021, primarily due to proceeds from sales of short-term investments of RMB2,599.2 million (US$407.9 million) in wealth management products, partially offset by (1) purchase of short-term investments of RMB2,199.1 million (US$345.1 million) in wealth management products and (2) advance to a third party of RMB18.2 million (US$2.8 million).

Net cash used in investing activities was RMB257.8 million in 2020, primarily due to purchase of short-term investments of RMB4,084.4 million in wealth management products, partially offset by proceeds from sales of short-term investments of RMB3,827.1 million in wealth management products.

Net cash used in investing activities was RMB124.4 million in 2019, primarily due to purchase of short-term investments of RMB340.0 million in wealth management products, partially offset by proceeds from sales of short-term investments of RMB215.7 million in wealth management products.

Financing Activities

Net cash used in financing activities was RMB522.2 million (US$81.9 million) in 2021, primarily due to settlement of guarantee liability in relation to convertible notes issued by a related party of RMB540.4 million (US$84.8 million).

Net cash used in financing activities was nil in 2020.

Net cash used in financing activities was RMB160.2 million in 2019, primarily due to net transfers of RMB160.2 million to Fang, which occurred prior to our separation from Fang.

Capital Expenditures

Our capital expenditures were RMB62,227, RMB584,443 and RMB490,577 (US$76,982), in 2019, 2020 and 2021, respectively. Our capital expenditures were mainly used for purchases of electronic equipment relating to the operation of our database, office furniture and leasehold improvement for our office facilities. We will continue to make capital expenditures to meet the expected growth of our business.

Inflation

In recent years, China has not experienced significant inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in recent years, we may be affected if China experiences higher rates of inflation in the future.

Holding Company Structure

China Index Holdings Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries and VIEs in China. As a result, China Index Holdings Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries and cash payments from our VIEs in China. If our existing PRC subsidiaries or VIEs or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, our wholly foreign-owned subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain general reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Our subsidiaries and VIEs in China may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. For the years ended December 31, 2019, 2020 and 2021, no profit appropriation to statutory surplus fund or to other reserve funds was made for our entities incorporated in the PRC. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. For the years ended December 31, 2019 and 2020, our PRC subsidiaries did not pay any dividends. In 2021, our PRC subsidiaries paid a total of approximately RMB620 million of dividends to China Index Holdings Limited mainly to fulfill our payment obligations under the settlement deeds in relation to the convertible notes issued by Fang.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

The COVID-19 pandemic has resulted in quarantines, travel restrictions, and temporary closure of facilities in China and many other countries since early 2020. In the first quarter of 2022, the Omicron variant has become the dominant variant and led to a new wave of COVID-19 recurrence in China, causing local outbreaks in a number of areas. To achieve “dynamic-zero COVID-19 cases”, the PRC government has adopted diversified disease containment measures, including but not limited to, lock-down in certain cities and areas with rapidly rising COVID-19 cases and infection risks (e.g. Shanghai, Shenzhen, Xi’an and a number of cities in Jilin province), epidemiological investigations on infection sources and close contacts, large-scale nucleic acid testing, travel restrictions, and continuous booster vaccination measures. Consequently, the COVID-19 pandemic has, and may continue to, materially adversely affect our business, results of operations and financial condition for the current fiscal year and beyond, including but not limited to business disturbances, slowdown in revenue growth and delayed collection of accounts receivables from our customers. Because of the significant uncertainties surrounding the COVID-19 pandemic, the extent of business disturbances and related financial impact cannot be reasonably estimated at this time. In addition, the recent war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Due to the continuous development and complexity of the situation, the impact on the Chinese economy and our business going forward is uncertain. See “Item 3. Key Information— D. Risk Factors” of this annual report.

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year of 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

We prepare our combined and consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgements and estimates used in preparation of our combined and consolidated financial statements.

The following descriptions of critical accounting policies and estimates should be read in conjunction with our combined and consolidated financial statements and other disclosures included in this annual report. When reviewing our combined and consolidated financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

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

Uncertain Tax Position

We assess uncertain tax positions to determine whether the position will more likely than not be sustained upon examination by taxing authorities. If we cannot reach a more-likely-than-not determination, no benefit is recorded. If we determine that the tax position is more likely than not to be sustained, we record the largest amount of benefit that is more likely than not to be realized when the tax position is settled. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense. Judgment is required in assessing the future tax consequences of events that have been recognized on our combined and consolidated financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our combined and consolidated financial statements.

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

Recently Adopted Accounting Pronouncement

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. On January 1, 2021, the Company adopted ASU No. 2019-12. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position
Richard Jiangong Dai	48	Chairman of the board of directors
Yu Huang	55	Director, chief executive officer and president
Jie Jiao	42	Independent director
Robert Ciemniak	47	Independent director
Jeff Xuesong Leng	53	Independent director
Lili Chen	33	Deputy chief financial officer
Can Xie	38	Chief technology officer
Yong Wang	52	Vice president

Richard Jiangong Dai has served as our director and chairman of the board of directors since February 2022. Mr. Dai also serves as the chairman of the board of directors of Fang Holdings Limited (NYSE: SFUN). Mr. Dai joined Fang in 1999 and served multiple positions in Fang including Fang’s president and chief executive officer from 1999 to 2014 and Fang’s director from September 2010 to February 2016. Mr. Dai co-founded Yiyi Technology in 2015 and Xiangshui Technology in 2018 and served as chief executive officer for the two companies. Mr. Dai received a master’s degree from Stanford University and a bachelor’s degree from Guangxi University.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2021, the aggregate cash compensation to our directors and executive officers was approximately RMB6.2 million (US$1.0 million). Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

The following table summarizes, as of March 31, 2022, the outstanding options granted to our current directors and executive officers, excluding options that were exercised, forfeited or canceled after the relevant grant dates.

	Number of	Number of
	Class A	Class B
	Ordinary	Ordinary
	Shares to be	Shares to be	Exercise Price
	Issued upon	Issued upon	per Ordinary
	Exercise of	Exercise of	Share		Date of
Name	Options	Options	(US$)	Date of Grant	Expiration
Yu Huang	122,500	—	0.001	June 10, 2019	July 25, 2022 — December 30, 2029
	961,123	—	1.35	April 1, 2020	March 31, 2030
Lili Chen	*	—	0.001	June 10, 2019	November 30, 2026 — June 6, 2029
	*	—	1.35	April 1, 2020	March 31, 2030
Can Xie	*	—	0.001	June 10, 2019	July 25, 2022 — June 6, 2029
	*	—	1.35	April 1, 2020	March 31, 2030
Yong Wang	*	—	0.001	June 10, 2019	July 25, 2022 — June 6, 2029
	*	—	1.35	April 1, 2020	March 31, 2030
Total	1,372,823	—
*	Less than 1% of our total outstanding shares on an as-converted basis or voting power assuming full exercise of the options.

As of March 31, 2022, our employees other than members of our directors and officers as a group held outstanding options to purchase 1,958,853 and 2,728,532 Class A ordinary shares of our company, with an exercise price of US$0.001 and US$1.35 per share, respectively.

As of March 31, 2022, there was no outstanding restricted share unit granted by us.

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

Compensation Committee. Our compensation committee consists of Mr. Robert Ciemniak, Mr. Jeff Xuesong Leng and Mr. Richard Jiangong Dai, and is chaired by Mr. Richard Jiangong Dai. Mr. Robert Ciemniak and Mr.Jeff Xuesong Leng satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Jie Jiao, Mr. Jeff Xuesong Leng and Mr. Richard Jiangong Dai, and is chaired by Mr. Richard Jiangong Dai. Ms. Jie Jiao and Mr. Jeff Xuesong Leng satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 858 employees as of December 31, 2021. The following table sets forth the number of our employees categorized by function as of December 31, 2021.

Function	Number of Employees	% of Total
Marketing	512	59.7
Research and analysis	166	19.3
Technology	67	7.8
Administrative	48	5.6
Product editing	65	7.6
Total	858	100.0

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculation and information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted. The information in the table below is based upon the fact that there are 90,425,368 ordinary shares outstanding, including 66,788,662 Class A ordinary shares and 23,636,706 Class B ordinary shares outstanding as of March 31, 2022.

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

					% of
					Aggregate
	Class A Ordinary Shares		Class B Ordinary Shares		Voting
	Beneficially Owned		Beneficially Owned		Power†
		% of share		% of share
	Number	capital	Number	capital
Directors and Executive Officers:
Richard Jiangong Dai	*	*	—	—	*
Yu Huang	*	*	—	—	*
Jie Jiao	—	—	—	—	—
Robert Ciemniak	—	—	—	—	—
Jeff Xuesong Leng	—	—	—	—	—
Lili Chen	*	*	—	—	*
Can Xie	*	*	—	—	*
Yong Wang	*	*	—	—	*
Directors and executive officers as a group	695,097	1.0	—	—	0.2
Principal Shareholders:
Mr. Vincent Tianquan Mo and his affiliated entities (1)	6,372,742	9.5	18,227,259	77.1	62.2
Fang Holdings Limited (2)	6,731,275	10.1	11,119,686	47.0	38.9
General Atlantic Singapore Fund Pte. Ltd. (3)	10,122,769	15.2	—	—	3.3
Evenstar Capital Management Limited (4)	9,229,951	13.8	—	—	3.0
IDG Alternative Global Limited (5)	8,294,881	12.4	—	—	2.7
Davis Selected Advisers, L.P. (6)	4,452,643	6.7	—	—	1.5
*	Less than 1% of our total outstanding voting securities on an as converted basis.
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

(1)	Represents 6,372,742 Class A ordinary shares and 18,227,259 Class B ordinary shares held by ACE Smart Investments Limited, Media Partner Technology Limited, Next Decade Investments Limited, Karistone Limited, Ateefa Limited, Deanhale Limited and Open Land Holdings Limited as reported in a Schedule 13D/A filed by Mr. Vincent Tianquan Mo and his affiliates on July 20, 2021, including 2,662,671 Class A ordinary shares and 1,754,500 Class B ordinary shares issuable upon exercise of certain stock options exercisable within 60 days. All of the shares of Media Partner Technology Limited and Next Decade Investments Limited, including ordinary shares represented by ADSs are held in two irrevocable discretionary family trusts established by Mr. Vincent Tianquan Mo for the benefit of his designated family members. In our annual report for the fiscal year ended December 31, 2019, filed with the SEC on April 30, 2020, we reported beneficial ownership by Mr. Vincent Tianquan Mo and his affiliated entities of 86.6% of our issued and outstanding Class B ordinary shares. The address of Mr. Vincent Tianquan Mo and his affiliated entities is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People’s Republic of China.
(2)	Represents 6,731,275 Class A ordinary shares in the form of ADSs and 11,119,686 Class B ordinary shares held by Fang Holdings Limited as reported in a Schedule 13D/A filed by it on June 24, 2020. Please refer to the Form 20-F filed by Fang Holdings Limited on May 27, 2020 for its shareholding information. Mr. Richard Jiangong Dai is the chairman of the board of directors of Fang Holdings Limited. In our annual report for the fiscal year ended December 31, 2019, filed with the SEC on April 30, 2020, we reported beneficial ownership by Fang Holdings Limited of 3.2% and 21.2% of our issued and outstanding Class A ordinary shares and Class B ordinary shares, respectively. The address of Fang Holdings Limited is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, People’s Republic of China.
(3)	Represents 10,122,769 Class A ordinary shares in the form of ADSs beneficially owned by General Atlantic Singapore Fund Pte. Ltd. as reported in a Schedule 13D filed by it and its affiliates on November 30, 2020. The address of General Atlantic Singapore Fund Pte. Ltd. is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.
(4)	Represents 9,229,951 Class A ordinary shares beneficially owned by Evenstar Capital Management Limited and its affiliates as reported in a Schedule 13D/A filed by it and its affiliates on January 6, 2021, including Class A ordinary shares held by Evenstar Master Fund SPC, Evenstar Special Situations Limited and Geminis Funds SPC. In our annual report for the fiscal year ended December 31, 2019, filed with the SEC on April 30, 2020, we did not report that Evenstar Capital Management Limited beneficially owned five percent or more of our issued and outstanding Class A ordinary shares. The address of Evenstar Capital Management Limited and its affiliates Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands.
(5)	Represents 8,294,881 Class A ordinary shares beneficially owned by IDG Alternative Global Limited and its affiliates as reported in a Schedule 13G filed by it and its affiliates on February 14, 2020, including Class A ordinary shares held by IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd., of which Quan Zhou and Chi Sing Ho are directors. Chi Sing Ho is also a director of IDG Alternative Global Limited, Chuang Xi Capital Holdings Limited, Quartz Fortune Limited, IDG Ultimate Global Limited, Velda Power Limited and Clever Sight Limited. The address of IDG Alternative Global Limited and its affiliates is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.
(6)	Represents 4,452,643 Class A ordinary shares in the form of ADSs beneficially owned by Davis Selected Advisers, L.P. as reported in a Schedule 13G/A filed by it on February 11, 2022. The address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, AZ 85756.

JPMorgan Chase Bank, N.A., the depositary of our ADSs, has advised us that as of March 31, 2022, of the 90,425,368 issued and outstanding ordinary shares, including both Class A ordinary shares and Class B ordinary shares, approximately 87.8% of our outstanding Class A ordinary shares, were in the form of ADSs. To our knowledge, as of March 31, 2022, the record holder of our Class A ordinary shares in the United States incudes JPMorgan Chase Bank, N.A. None of our outstanding Class B ordinary shares was held by any record holder with an address in the United States.

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

Business Cooperation. We have the exclusive right to operate all the commercial property-related business, such as the online listing of commercial properties and lands as well as the advertising and marketing services provided through Fang’s commercial property-related web pages, for which Fang will be responsible for operating and maintaining at our expenses, which will include IT system upgrade, servers maintenance and software upgrade. Fang has the exclusive right to operate all the residential property-related business, except for those provided by us to clients relating to residential property-related business, including the information and analytics services as well as promotion services. We historically cooperated with Fang to operate our commercial property-related business through its web pages.

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

Other Transactions with Companies Controlled by or Affiliated with Mr. Vincent Tianquan Mo

We are ultimately controlled by Mr. Vincent Tianquan Mo, Fang’s controlling shareholder. In 2019, 2020 and 2021, we had the following transactions with companies controlled by or affiliated with Mr. Vincent Tianquan Mo.

In 2019 and 2020, we provided listing service and analytics services to Fang and other companies controlled by Mr. Vincent Tianquan Mo. The total revenues in connection with the listing services provide by us to Fang were approximately RMB26.4 million, nil and nil, respectively, in 2019, 2020 and 2021. We also provided analytics services to Beihai Long Island Hotel Co., Ltd., Guangxi Pukai Xingye Hotel Investment Co., Ltd. and Beijing CheTianXia Information Co. Ltd., all of which are controlled by Mr. Vincent Tianquan Mo, and generated revenues of RMB4.7 million, RMB4.7 million and RMB7.8 million from these three entities in 2019, respectively. We generated revenues of RMB4.7 million, RMB2.4 million and RMB3.9 million from these three entities in 2020, respectively. We generated nil analytics services revenue from these three entities in 2021. As of December 31, 2019, the amounts due from Beihai Long Island Hotel Co., Ltd. and Beijing CheTianXia Information Co. Ltd were RMB1.5 million and RMB3.3 million, respectively. As of December 31, 2020 and 2021, the amounts due from Beihai Long Island Hotel Co., Ltd. and Beijing CheTianXia Information Co. Ltd were nil.

In 2019, Fang performed centralized functions on our behalf prior to our separation from Fang. Accordingly, certain amount of Fang’s costs was allocated to us and reflected as expenses in the combined and consolidated financial statements. Costs and expenses allocated from Fang in 2019 were RMB4.4 million. In addition, certain of our employees participated in Fang’s share-based compensation plans, and accordingly, the share-based compensation expenses related to Fang’s share-based awards were RMB3.9 million in 2019.

We have leased office space from Fang in 2019, 2020 and 2021 for which the rental expenses were RMB7.6 million, RMB7.6 million and RMB7.6 million (US$1.2 million), respectively. We entered into a lease framework agreement with Fang in 2018, with an initial term of ten years, pursuant to which Fang leases offices to us at annual rental fee of RMB7.6 million.

We used certain of Fang’s software in 2019, 2020 and 2021 pursuant to the software license agreement entered into between Fang and us in relation to our separation from Fang, and incurred software license expenses in the amount of RMB0.3 million, RMB0.5 million and RMB0.5 million (US$78,000), respectively. We also utilized the server and other IT services of Fang in 2019, 2020 and 2021 and incurred network related expenses in the amount of RMB5.2 million, RMB7.5 million and RMB7.5 million (US$1.2 million), respectively.

During the period from the completion of our separation from Fang to December 31, 2021, we made certain cash collections and cash payments on behalf of Fang and vice versa. In November 2019, we entered into an agreement with Fang, according to which, net balances between Fang, its subsidiaries and consolidated affiliated entities, on the one hand, and our company, our subsidiaries and VIEs, on the other hand, are to be settled on a quarterly basis. Accordingly, the amounts due to Fang were RMB156 thousand and RMB12.3 million (US$1.9 million) as of December 31, 2020 and 2021, respectively, after offsetting amounts due from and prepayments to Fang of RMB84.8 million and RMB83.8 million (US$13.2 million) as of December 31, 2020 and 2021, respectively.

In April 2020, we disposed of two of our subsidiaries, namely Shouxiruizhi Commercial Service (Chengdu) Co., Ltd. and Shuntaiduoli Network Technology (Chengdu) Co., Ltd. to Fang for a consideration of RMB4.3 million, which was the carrying amount of the net assets of the two subsidiaries as of the date of disposal. We collected the consideration in cash in October 2020.

We provided a cash advance of RMB3.1 million to one of the non-controlling interest holders of Shouzheng in 2020. As of December 31, 2020, the amount due was RMB3.1 million and we collected the balance in cash in March 2021.

On May 31, 2021, we entered into a contract with one of the non-controlling interest holders of Shouzheng, pursuant to which we were engaged to provide data services from July 1, 2021 to June 30, 2022 for a total consideration of RMB500 thousand. We recognized data services revenue of RMB238 thousand (US$37.3 thousand) from this related party for the year ended December 31, 2021.

In 2021, we entered into settlement deeds with Fang and the holders of the 2022 Notes. Pursuant to the settlement deeds, Fang and we each agreed to repay 50% of the outstanding principal and unpaid interest by installment in 2021 to the holders of the 2022 Notes. As of the date of this annual report, the 2022 Notes have been fully repaid. Separately, we entered into a supplemental agreement with Fang on September 24, 2021, pursuant to which Fang has agreed to repay us the amount borne by us under the settlement deeds by December 31, 2023. Accordingly, we recorded amounts due from Fang in the gross amount of RMB547.1 million as of December 31, 2020 and have made an allowance for doubtful accounts of RMB547.1 million. Our amounts due from Fang in the gross amount as of December 31, 2021 was RMB536.6 million (US$84.2 million) and allowance for doubtful accounts was RMB536.6 million (US$84.2 million). For details of the 2022 Notes and settlement deeds, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

If a foreign corporation is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes), or “CFC”, the PFIC asset test is, unless the foreign corporation elects otherwise, applied based on the value of the foreign corporation’s assets. In addition, if a CFC is a “publicly traded corporation” for a taxable year, the PFIC asset test is applied based on the value of the CFC’s assets. However, if a CFC is not a publicly traded corporation,, the asset test is applied based on the adjusted tax bases of the CFC’s assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. We believe that we have become a publicly traded corporation in connection with the consummation of our separation from Fang in June 2019 and as a result, we are able to apply the asset test based on the value of our assets. Recent changes in U.S. tax law have made it more likely that certain non-U.S. corporations will be treated as CFCs; however, proposed U.S. Treasury regulations issued on July 11, 2019 would reduce the likelihood that we will be considered a CFC for purposes of the PFIC asset test. These proposed U.S. Treasury regulations state that they may be relied on by taxpayers for prior taxable years, subject to certain limitations. The implications of these changes for our potential PFIC status determinations are not yet clear with respect to your ownership of our ordinary shares or ADSs. If we are not able to apply the asset test based on the value of our assets for a taxable year, there is a significant risk that we will be treated as a PFIC for that taxable year. Assuming that we can rely on the proposed U.S. Treasury regulations described in this paragraph, we do not believe that we were a PFIC for the taxable year ended December 31, 2021, and at this time we are unable to determine whether we will be a PFIC for the taxable year ending December 31, 2022 or any future taxable year. However, the application of the proposed U.S. Treasury regulations is not entirely clear at this time. Accordingly, whether the assumption that we can rely on the proposed U.S Treasury regulations holds is uncertain. You should consult your tax advisors about the U.S. federal income tax consequences to you arising from these uncertainties.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective in certain respects, primarily due to the material weakness in our internal controls, as discussed below, to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and deputy chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to the existence of a material weakness, as described below.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In 2022, we will continue to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could result in harm to our business, loss of investor confidence in our financial reporting and a lower trading price of our ADSs.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, MaloneBailey, LLP, for the year ended December 31, 2021 and our former independent registered public accounting firm, KPMG Huazhen LLP, for the years ended December 31, 2020 and 2021, respectively. Save as disclosed below, we did not pay any other fees to KPMG Huazhen LLP or MaloneBailey, LLP during the periods indicated below.

	2020	2021
	RMB	RMB	US$

	(in thousands)
Audit fees (1)	4,968	5,098	800
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—
Total	4,968	5,098	800
(1)	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual combined and consolidated financial statements, limited procedures on quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

Audit Committee Pre-approval Policy

Our audit committee is responsible for pre-approving all audit and non-audit services provided by our independent registered public accounting firm. The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our independent registered public accounting firm. The advance approval of the Audit Committee is required for all audit and non-audit services provided by our independent registered public accounting firm and was obtained for all such services provided in 2020 and 2021. Our independent registered public accounting firm and management report, on a regular basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 17, 2021, we dismissed KPMG Huazhen LLP (“KPMG”) and on the same date, we appointed MaloneBailey, LLP as our independent registered public accounting firm. The change of our independent registered public accounting firm was approved by our board of directors and our audit committee on December 17, 2021.

During the two fiscal years ended December 31, 2020, and the subsequent interim period through December 17, 2021, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that KPMG advised us of the material weakness in its internal control over financial reporting that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

The audit reports of KPMG on the combined and consolidated financial statements of the Company for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:

KPMG’s report on the combined and consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019 contained separate paragraphs stating that:

●	“As discussed in Note 1 and Note 2, the combined financial statements, constituting the periods prior to June 11, 2019, include Fang Holdings Limited’s (“Fang”) real estate information, analytics and marketplace services business and have been derived from the consolidated financial statements and underlying accounting records of Fang. The combined financial statements also include expense allocations for certain functions historically provided by Fang. These allocations may not be indicative of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Fang prior to June 11, 2019”, and
●	“As discussed in Note 2 to the combined and consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of ASC Topic 842, Leases”.

We have provided KPMG with a copy of the foregoing disclosure and have requested that KPMG furnish to us a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure. A copy of the letter is filed as Exhibit 16.1 to this annual report on Form 20-F.

During the two fiscal years ended December 31, 2020 and the subsequent period prior to our engagement of MaloneBailey, LLP, neither we nor anyone on our behalf consulted with MaloneBailey, LLP regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our combined and consolidated financial statements, and neither a written report nor oral advice was provided to us that MaloneBailey, LLP concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ corporate governance requirements. However, the NASDAQ corporate governance requirements permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance requirements for companies incorporated in other jurisdictions such as the United States. For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (3) have regularly scheduled executive sessions with only independent directors each year; or (4) hold annual meeting of shareholders within one year after the end of a fiscal year.

We have elected to follow home country practice with respect to annual meetings in lieu of the requirement that an annual meeting of shareholders be held no later than one year after the end of a fiscal year under NASDAQ Stock Market Marketplace Rule 5620(a).

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

4.19

English translation of loan agreement between and among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Mr. Jianning Dai, dated December 9, 2019 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.20

English translation of equity pledge agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Mr. Jianning Dai, dated December 9, 2019 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.21

English translation of shareholder’s proxy agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Beijing Zhong Zhi Information Technology Academy and Mr. Jianning Dai, dated December 9, 2019 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.22

English translation of operating agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Beijing Zhong Zhi Information Technology Academy and Mr. Jianning Dai, dated December 9, 2019 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.23

English translation of exclusive technical consultancy and services agreement between Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Beijing Zhong Zhi Information Technology Academy, dated December 9, 2019 (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.24

English translation of exclusive call option agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Mr. Jianning Dai, Beijing Zhong Zhi Information Technology Academy and China Index Holdings Limited, dated December 9, 2019 (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.25

English translation of loan agreement between and among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Jiatianxia Credit Management Co., Ltd., dated September 3, 2020 (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.26

English translation of equity pledge agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Jiatianxia Credit Management Co., Ltd., dated September 3, 2020 (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.27

English translation of shareholder’s proxy agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Shouzheng Credit Rating Co., Ltd. and Jiatianxia Credit Management Co., Ltd., dated September 3, 2020 (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.28

English translation of operating agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Shouzheng Credit Rating Co., Ltd. and Jiatianxia Credit Management Co., Ltd., dated September 3, 2020 (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.29

English translation of exclusive technical consultancy and services agreement between Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Shouzheng Credit Rating Co., Ltd., dated September 3, 2020 (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

4.30

English translation of exclusive call option agreement among Beijing Zhong Zhi Shi Zheng Data Information Technology Co., Ltd., Jiatianxia Credit Management Co., Ltd., Shouzheng Credit Rating Co., Ltd. and China Index Holdings Limited, dated September 3, 2020 (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F (File No. 001-38917) filed with the SEC on November 15, 2021)

8.1*	List of principal subsidiaries and variable interest entities of the registrant

11.1

Code of business conduct and ethics of the registrant (incorporated by reference to Exhibit 99.2 of our registration statement on Form F-1 (File No. 333-231376) filed with the SEC on May 24, 2019, as amended)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

15.2*	Consent of MaloneBailey, LLP

15.3*	Consent of KPMG Huazhen LLP

16.1*	Letter dated April 26, 2022 from KPMG Huazhen LLP to the SEC

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page has been formatted in Inline XBRL
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Index Holdings Limited

	By:	/s/ Yu Huang
	Name:	Yu Huang
	Title:	Chief Executive Officer

Date: April 26, 2022

CHINA INDEX HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

China Index Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of China Index Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2021.

Houston, Texas

April 26, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Index Holdings Limited:

Opinion on the Combined and Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of China Index Holdings Limited and subsidiaries (the Company) as of December 31, 2020, the related combined and consolidated statements of comprehensive income (loss), shareholders’ equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the combined and consolidated financial statements). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2018 to 2021.

Beijing, China

November 15, 2021

CHINA INDEX HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

		As of December 31,
	Notes	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	2 (d)	280,355	361,521
Short-term investments	2 (u)	391,671	—
Accounts receivable, net of allowance for doubtful accounts	3	29,680	49,217
Prepaid expenses and other current assets	4	2,557	25,531
Amounts due from a related party - current	10	3,090	—
Total current assets		707,353	436,269

Non-current assets:
Property and equipment, net		2,345	1,424
Right of use assets	5	44,369	38,892
Amounts due from a related party - non-current, less allowance for doubtful accounts of RMB547,069 and RMB536,556 as of December 31, 2020 and 2021, respectively	10	—	—
Other non-current assets		3,270	4,212
Total non-current assets		49,984	44,528

Total assets		757,337	480,797

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable		9,343	11,465
Amounts due to a related party	10	156	12,300
Deferred revenue	8	224,141	216,188
Income taxes payable	9	26,737	25,474
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of RMB386 and RMB374 as of December 31, 2020 and 2021, respectively)	6	637,693	99,657
Total current liabilities		898,070	365,084

Non-current liabilities:
Long-term lease liabilities	5	27,427	29,570
Other non-current liabilities	7	117,987	75,288
Total non-current liabilities		145,414	104,858

Total liabilities		1,043,484	469,942

Commitments and contingencies	15	—	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2020 and 2021; 72,475,630 shares issued as of December 31, 2020 and 2021; 66,411,428 and 66,787,537 shares outstanding as of December 31, 2020 and 2021, respectively)	12	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2020 and 2021; 23,636,706 shares issued and outstanding as of December 31, 2020 and 2021; each Class B ordinary share is convertible into one Class A ordinary share)	12	163	163
Treasury shares (6,064,202 and 5,688,093 shares as of December 31, 2020 and 2021, respectively)	12	(42)	(39)
Capital deficit		(126,571)	(121,631)
Retained earnings (accumulated deficits)		(162,728)	116,454
Accumulated other comprehensive income		1,232	14,043
Total shareholders’ equity (deficit) attributable to China Index Holdings Limited		(287,446)	9,490

Noncontrolling interests		1,299	1,365

Total shareholders’ equity (deficit)		(286,147)	10,855

Total liabilities and shareholders’ equity (deficit)		757,337	480,797

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of RMB, except for per share data)

		For the Year Ended December 31,
	Notes	2019	2020	2021
Revenues (including revenues from related parties of RMB43,678, RMB11,006 and RMB238 for the years ended December 31, 2019, 2020 and 2021, respectively)	8	579,650	635,910	620,953
Cost of revenues (including cost of revenues resulting from transactions with related parties of RMB11,082, RMB8,981 and RMB8,826 for the years ended December 31, 2019, 2020 and 2021, respectively)		(110,492)	(105,528)	(110,118)
Gross profit		469,158	530,382	510,835

Operating expenses:
Selling and marketing expenses (including selling and marketing expenses resulting from transactions with related parties of RMB4,761, RMB4,552 and RMB4,787 for the years ended December 31, 2019, 2020 and 2021, respectively)		(99,020)	(112,414)	(113,626)
General and administrative expenses (including general and administrative expenses resulting from transactions with related parties of RMB9,383, RMB2,088 and RMB2,008 for the years ended December 31, 2019, 2020 and 2021, respectively)		(77,773)	(85,700)	(81,667)
Bad debt expense (including bad debt expense resulting from transactions with a related party of nil, RMB547,069 and RMB1,998 for the years ended December 31, 2019, 2020 and 2021, respectively)	3, 10	(4,842)	(559,445)	(8,767)
Operating income (loss)		287,523	(227,177)	306,775
Interest income		2,200	1,625	9,750
Change in fair value of the warrants	7	(1,152)	1,359	—
Investment income	2 (e)	714	9,294	8,458
Government grants	2 (n)	903	5,997	765
Income (loss) before income taxes		290,188	(208,902)	325,748
Income tax expense	9	(44,737)	(109,454)	(46,500)
Net income (loss)		245,451	(318,356)	279,248
Less: net income (loss) attributable to noncontrolling interest holders		—	(304)	66
Net income (loss) attributable to China Index Holdings Limited		245,451	(318,052)	279,182

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes		(7)	1,012	12,811
Unrealized holding gains on short-term investments, net of RMB107, nil and nil income taxes for the years ended December 31, 2019, 2020 and 2021, respectively	2 (e)	607	—	—
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of RMB107, nil and nil income taxes for the years ended December 31, 2019, 2020 and 2021, respectively	2 (e)	(607)	—	—
Total comprehensive income (loss)		245,444	(317,344)	292,059
Less: comprehensive income (loss) attributable to noncontrolling interest holders		—	(304)	66
Comprehensive income (loss) attributable to China Index Holdings Limited		245,444	(317,040)	291,993
Earnings (loss) per share for Class A and Class B ordinary shares
Basic	13	2.74	(3.54)	3.10
Diluted	13	2.74	(3.54)	3.08
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	13	89,515,153	89,842,465	90,196,440
Diluted	13	89,545,710	89,842,465	90,602,539

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of RMB, except for share data)

									Accumulated other
	Class A ordinary shares		Class B ordinary shares						comprehensive income
	Number of		Number of				Retained		Foreign
	Class A		Class B				earnings	Parent	currency	Unrealized gain		Total
	ordinary		ordinary		Treasury	Capital	(accumulated	company	translation	on short-term	Noncontrolling	shareholders’ equity
	shares	Amount	shares	Amount	shares	deficit	deficit)	deficit	adjustments	investments	interests	(deficit)
Balance as of January 1, 2019	—	—	—	—	—	—	—	(72,522)	227	—	—	(72,295)
Net income	—	—	—	—	—	—	155,324	90,127	—	—	—	245,451
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	(7)	—	—	(7)
Share-based compensation	—	—	—	—	—	4,340	—	3,894	—	—	—	8,234
Unrealized holding gains on short-term investments, net of RMB107 income taxes	—	—	—	—	—	—	—	—	—	607	—	607
Reclassification adjustment for gains on short-term investments realized in net income, net of RMB107 income taxes	—	—	—	—	—	—	—	—	—	(607)	—	(607)
Net transfers to Parent	—	—	—	—	—	—	—	(160,401)	—	—	—	(160,401)
Capitalization at separation	65,762,936	500	23,636,706	163	(46)	(139,519)	—	138,902	—	—	—	—
Balance as of December 31, 2019	65,762,936	500	23,636,706	163	(46)	(135,179)	155,324	—	220	—	—	20,982
Net loss	—	—	—	—	—	—	(318,052)	—	—	—	(304)	(318,356)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	1,012	—	—	1,012
Share-based compensation	—	—	—	—	—	8,612	—	—	—	—	—	8,612
Noncontrolling interests acquired in business acquisition	—	—	—	—	—	—	—	—	—	—	1,603	1,603
Settlement of vested restricted shares using treasury shares	648,492	—	—	—	4	(4)	—	—	—	—	—	—
Balance as of December 31, 2020	66,411,428	500	23,636,706	163	(42)	(126,571)	(162,728)	—	1,232	—	1,299	(286,147)
Net income	—	—	—	—	—	—	279,182	—	—	—	66	279,248
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	12,811	—	—	12,811
Share-based compensation	—	—	—	—	—	4,943	—	—	—	—	—	4,943
Settlement of vested restricted shares and exercised share options using treasury shares	376,109	—	—	—	3	(3)	—	—	—	—	—	—
Balance as of December 31, 2021	66,787,537	500	23,636,706	163	(39)	(121,631)	116,454	—	14,043	—	1,365	10,855

The accompanying notes are an integral part of the combined and consolidated financial statements.

CHINA INDEX HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB)

	For the Year Ended December 31,
	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	245,451	(318,356)	279,248
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation expense	8,234	8,612	4,943
Depreciation	1,119	1,196	1,411
Reduction in the carrying amount of the right of use assets	4,984	5,226	5,478
Allowance for doubtful accounts	4,842	12,376	6,769
Allowance for amounts due from a related party - non-current	—	547,069	1,998
Investment income	(714)	(9,294)	(8,458)
Deferred income tax expense (benefit)	—	60,516	(986)
Change in fair value of the warrants	1,152	(1,359)	—
(Gain) loss on disposal of property and equipment	2	(5)	(36)
Changes in operating assets and liabilities, net of effects of acquisition and disposal of subsidiaries:
Accounts receivable	(13,551)	(17,744)	(26,307)
Prepayments to and amounts due from related parties	(4,820)	4,820	—
Prepaid expenses and other current assets	(3,871)	(1,546)	(4,802)
Accounts payable	2,660	1,499	2,122
Amounts due to a related party	7,028	(7,282)	12,215
Deferred revenue	60,272	20,623	(7,945)
Income tax payable	8,916	3,341	(1,262)
Amounts due from a related party - non-current	—	(547,069)	(1,998)
Accrued expenses and other current liabilities	4,384	557,590	(7,067)
Long-term lease liabilities	(14,930)	(10,252)	2,143
Other non-current liabilities	22,881	17,583	(42,646)
Net cash provided by operating activities	334,039	327,544	214,820
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(340,000)	(4,084,440)	(2,199,090)
Proceeds from sales of short-term investments	215,714	3,827,063	2,599,219
Purchase of property and equipment	(63)	(585)	(491)
Proceeds from disposal of property and equipment	1	5	36
Proceeds from disposal of subsidiaries	—	4,325	—
Cash disposed for sales of subsidiaries	—	(1,035)	—
Advance to a noncontrolling interest holder	—	(3,090)	—
Cash acquired from business acquisition	—	7	—
Advance to a third party	—	—	(18,151)
Repayment of advance to a noncontrolling interest holder	—	—	3,090
Net cash provided by (used in) investing activities	(124,348)	(257,750)	384,613
CASH FLOWS FROM FINANCING ACTIVITIES
Net transfers to the parent company	(160,194)	—	—
Cash received from a third party for loan collateral	—	—	18,141
Settlement of guarantee liability in relation to convertible notes issued by a related party	—	—	(540,375)
Net cash used in financing activities	(160,194)	—	(522,234)
Effect of foreign currency exchange rate changes on cash and cash equivalents	377	(3,515)	3,967
Net increase in cash and cash equivalents	49,874	66,279	81,166
Cash and cash equivalents as of the beginning of the year	164,202	214,076	280,355
Cash and cash equivalents as of the end of the year	214,076	280,355	361,521
Supplemental disclosure of cash flow information:
Income tax paid	12,940	25,645	29,394
Withholding income tax paid	—	—	62,000
Issuance of warrants in connection with the separation from Fang	207	—	—
Net assets and noncontrolling interests acquired in business acquisition	—	1,603	—

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

The Company, through its wholly-owned subsidiaries and consolidated variable interest entities (“VIEs”), offers real estate data and analytics tools to customers. The Company also offers customers, primarily real estate developers, marketplace services which include promotion service and listing service prior to January 1, 2021 and promotion service since January 1, 2021. All of the Company’s operations are located in the People’s Republic of China (“PRC”) with nearly all of its customers located in the PRC.

(b)   Organization

In order to continue to operate its business after the separation of the Company from Fang in compliance with PRC regulatory requirements which restrict foreign ownership of value-added telecommunications, CIH, through Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd (“WFOE”), which is a PRC operating entity of the Company, entered into a series of contractual agreements and arrangements (“Zhong Zhi Hong Yuan VIE Agreements”) with (1) Zhong Zhi Hong Yuan Data Information Technology Co., Ltd (“Zhong Zhi Hong Yuan” or the “VIE”), a PRC legal entity, and (2) the shareholders of Zhong Zhi Hong Yuan, including Mr. Vincent Tianquan Mo (“Mr. Mo”), chairman of the board of directors prior to February 28, 2022 and the controlling shareholder of the Company, and Ms. Yu Huang (“Ms. Huang”), director, chief executive officer and president of the Company.

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

Loan Agreement

Pursuant to the loan agreement among WFOE and the equity holders of the VIE, WFOE made loans in an aggregate amount of RMB1.5 million to the equity holders of the VIE solely for making contributions to the business development of the VIE. Pursuant to the loan agreement, the equity holders of the VIE shall repay the loan by transferring of all his or her equity interest in the VIE to WFOE or their designated person(s). The equity holders of the VIE must pay all of the proceeds from sale of such equity interests to WFOE. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to operate the value-added telecommunication service business and CIH and WFOE elect to exercise its exclusive equity purchase option. The loan agreement has an original term of 10 years commencing from June 11, 2018 which will be automatically extended until WFOE agrees and is permitted to directly hold the equity interest of the VIE under applicable laws of the PRC. The equity holders of the VIE shall not repay such loans in advance unless it is otherwise provided in this agreement.

In addition, (i) on December 9, 2019, WFOE entered into a series of contractual agreements and arrangements (“Zhong Zhi Academy Agreements”) with (1) Beijing Zhong Zhi Information Technology Academy (“Beijing Zhong Zhi Academy”), a PRC legal entity, in which WFOE holds 44% equity interest, and (2) the nominal individual shareholder of Beijing Zhong Zhi Academy, who holds 56% of Beijing Zhong Zhi Academy’s equity interest. (ii) On August 30, 2020, WFOE entered into a series of contractual agreements and arrangements (“Shouzheng Agreements”) with (1) Shouzheng Credit Rating Co., Ltd.(“Shouzheng”), a PRC legal entity, and (2) the shareholder of Shouzheng, Jiatianxia Credit Management Co., Ltd. (“Jiatianxia Credit”), an entity under the control of Mr. Vincent Tianquan Mo, which holds 67% of Shouzheng’s equity interest.

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

The assets and liabilities of the VIEs that were included in the accompanying consolidated financial statements as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
Total assets	1,957	5,238
Total liabilities	386	2,022

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

1.     DESCRIPTION OF PRINCIPAL ACTIVITIES AND ORGANIZATION (continued)

The financial performance and cash flows of the VIEs that were included in the accompanying combined and consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the Year Ended December 31,
	2019	2020	2021
Revenues	26	—	267
Net loss	(705)	(1,755)	(548)
Net cash provided by (used in) operating activities	(318)	(1,362)	403
Net cash provided by investing activities	—	—	3,090
Net cash provided by financing activities*	—	1,910	—
*	Net cash provided by financing activity represents capital injection in the VIEs by nominee equity holders, which was eliminated upon consolidation.

In accordance with the VIE Agreements, CIH has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs in the amount of RMB6,500 and RMB9,590 as of December 31, 2020 and 2021. None of the assets of the VIEs have been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of CIH and WFOE.

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

Allocation of Expenses

Prior to the separation, Fang has historically performed centralized functions on behalf of the Company. Accordingly, certain Fang’s costs have been allocated to the Company and reflected as expenses in the combined statement of comprehensive income for the period between January 1, 2019 and June 11, 2019. Expense allocations primarily relate to centralized functions, including finance, accounting, treasury, tax, legal, internal audit and human resources functions. In addition, expense allocations include, among other costs, IT maintenance and professional fees. All of the allocations of costs are deemed to have been incurred and settled through parent company deficit in the period when the costs were recorded. The allocations of costs were based on the number of staff of the Company relative to Fang’s total number of staff, or the Company’s revenues relative to Fang’s total revenues, where appropriate. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical parent expenses attributable to the Company. The expenses reflected in the combined statement of comprehensive income may not be indicative of the actual expenses that would have been incurred during the period presented if the Company had operated as a separate, stand-alone entity. It is not practicable to estimate actual costs that would have been incurred had the Company been a stand-alone company during the period presented. Following the separation from Fang, the Company performs these functions using its own resources or purchased services.

The following table sets forth cost of revenues, selling and marketing expenses, and general and administrative expenses, allocated from Fang for the period between January 1, 2019 and June 11, 2019:

For the period between
January 1 and
June 11,
2019
Cost of revenues	2,309
Selling and marketing expenses	305
General and administrative expenses	1,723
Total	4,337

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

Parent Company Deficit

Parent company deficit in the combined statement of equity (deficit) represents Fang’s historical investment in the Company, the Company’s accumulated net earnings after income taxes, and the net effect of transactions with and allocations from Fang prior to June 11, 2019. The combined statement of equity (deficit) includes net cash transfers to and from Fang and the Company. The total net effect of the settlement of these transactions is reflected in financing activities in the accompanying combined and consolidated statements of cash flows. Upon the separation, parent company deficit formed the Company’s ordinary shares, treasury shares and capital deficit.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)   Use of Estimates

The preparation of the combined and consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, collectability of accounts receivable and amounts due from a related party, estimated stand-alone selling prices of performance obligations, accruals for tax uncertainties, realization of deferred tax assets, allocation of expenses, useful lives of property and equipment, impairment of long-lived assets, fair value of the warrants and share-based compensation awards, and the incremental borrowing rate used in calculating operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

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

Amounts are stated in thousands of RMB, except otherwise stated.

(d)   Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks, which have original maturities of three months or less at the date of purchase and are readily convertible to known amounts of cash. Interest earned from cash and cash equivalents is recorded in interest income in the combined and consolidated statements of comprehensive income (loss).

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents maintained at banks consist of the following:

	As of December 31,
	2020	2021
RMB denominated bank deposits with financial institutions in the PRC	225,323	309,826
RMB denominated bank deposits with financial institutions in Hong Kong SAR	1,692	2,299
US dollar denominated bank deposits with a financial institution in Hong Kong SAR	2,363	17,962
HK dollar denominated bank deposits with a financial institution in Hong Kong SAR	357	680
USD denominated bank deposits with a financial institution in BVI	58	53
USD denominated bank deposits with a financial institution in Cayman Islands	3,437	2,737
USD denominated bank deposits with a financial institution in the USA	47,105	27,964

(e)   Short-term Investments

The Company’s short-term investments represent investments in wealth management products which have the original maturities of less than twelve months. These wealth management products are managed by financial institutions in the PRC with variable interest rates referenced to performance of underlying assets.

During the year ended December 31, 2019, the Company invested RMB340,000 in financial products managed by a financial institution in the PRC, which were classified as available-for-sale securities and recorded at fair value. The terms of the financial products range between 7 days and 83 days. Unrealized holding gains, net of the related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. The Company recorded a gain of RMB714 on the financial products, which was included in investment income in the combined and consolidated statement of comprehensive income for the year ended December 31, 2019. For the short-term investments of RMB4,084,440 and RMB2,199,090 purchased during the years ended December 31, 2020 and 2021, respectively, the Company elects the fair value option at the date of initial recognition in accordance with ASC 825. Changes in the fair value of these investments in the amount of RMB9,294 and RMB8,458 for the years ended December 31, 2020 and 2021, respectively, are reflected on the consolidated statements of comprehensive income (loss) as “Investment income”. Fair value is estimated based on quoted prices provided by financial institutions at the end of each reporting period.

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

The Company early adopted Accounting Standard Codification (“ASC”) Topic 842 Leases, as of January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019.

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

(i)    Revenue Recognition

The Company derives revenues by (i) providing information and analytics services, including data services and analytics services and (ii) providing marketplace services, including promotion services and listing services. The Company has ceased the business operation of listing services starting January 1, 2021.

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

Since January 1, 2021, the Company has ceased the business operation of listing services.

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

(k)   Advertising Expenses

Advertising costs are expensed as incurred and included in selling and marketing expenses in the combined and consolidated statements of comprehensive income (loss). For the years ended December 31, 2019, 2020 and 2021, advertising expenses were RMB5,270, RMB9,281 and RMB6,070, respectively.

(l)   Research and Development Expenses

Research and development expenses are expensed as incurred and recorded in general and administrative expenses in the Company’s combined and consolidated statements of comprehensive income (loss). Research and development expenses were RMB32,032, RMB35,846 and RMB31,573 for the years ended December 31, 2019, 2020 and 2021, respectively.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)   Employee Benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 25.35% to 43.1% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the combined and consolidated statements of comprehensive income (loss) when the related service is provided. For the years ended December 31, 2019, 2020 and 2021, the costs of the Company’s obligations to the defined contribution plans amounted to RMB14,281, RMB12,064 and RMB20,772, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

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

(n)   Government Grants

Government grant is recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s combined and consolidated statements of comprehensive income (loss) when the grant becomes receivable. The government grants with certain operating conditions are recorded as liabilities when received and will be recorded as government grants when the conditions are met. RMB903, RMB5,997 and RMB765 of government grants were recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

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

The Company recognizes in its financial statements the impact of a tax position if that position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties recognized related to an unrecognized tax benefit are classified as income tax expense in the combined and consolidated statements of comprehensive income (loss).

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

(q)   Treasury Shares

Treasury shares are accounted for under the cost method. These shares have no voting rights and are not entitled to receive dividends and are excluded from the weighted average outstanding shares in calculation of earnings per share.

(r)   Statutory Reserves

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Company’s PRC subsidiaries registered as WFOEs have to make appropriations from their after-tax profits (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of PRC (“PRC GAAP”) to a general reserve fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company.

In addition, in accordance with the Company Laws of the PRC, the Company’s PRC subsidiaries and the VIEs registered as PRC domestic companies must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the statutory reserves is restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The accumulated balance of the statutory reserves as of December 31, 2020 and 2021 was RMB2,765 and RMB2,765, respectively.

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

(u)   Fair Value Measurements

The Company applies ASC Topic 820, Fair Value measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

Fair Value of Financial Instruments

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivable, other receivables included in prepaid expenses and other current assets, amounts due from a related party–current, accounts payable, amounts due to a related party, income taxes payable, accrued expenses and other current liabilities, long-term lease liabilities and warrants in other non-current liabilities.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, amounts due from a related party-current, accounts payable, income taxes payable and accrued expenses and other current liabilities as of December 31, 2020 and 2021, approximate their fair values due to short maturity.

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

Short-term investments consisted of the following:

	As of December 31,
	2020	2021
Aggregate cost basis	391,360	—
Gross unrealized holding gain	311	—
Aggregate fair value	391,671	—

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2019, 2020 and 2021:

		For the Year Ended December 31, 2019
	January 1,			Included in	December 31,
	2019	Purchase	Sell	earnings	2019
Assets
Short-term investments	—	340,000	215,714	714	125,000
Total	—	340,000	215,714	714	125,000

		For the Year Ended December 31, 2020
	January 1,			Included in	December 31,
	2020	Purchase	Sell	earnings	2020
Assets
Short-term investments	125,000	4,084,440	3,827,063	9,294	391,671
Total	125,000	4,084,440	3,827,063	9,294	391,671

		For the Year Ended December 31, 2021

	January 1,			Included in	December 31,
	2021	Purchase	Sell	earnings	2021
Assets
Short-term investments	391,671	2,199,090	2,599,219	8,458	—
Total	391,671	2,199,090	2,599,219	8,458	—

The Company classifies the warrants within Level 3 in the fair value hierarchy because it utilizes unobservable inputs to determine their fair value on a recurring basis. See Note 7.

The Company’s non-financial assets, such as property and equipment and right of use assets, would be measured at fair value only if they were determined to be impaired.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)   Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period using the two-class method. Vested restricted shares are included in the calculation of the weighted-average number of ordinary shares as ordinary share equivalents. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities do not have contractual obligation to share losses.

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

(w)   Impact of COVID-19

The COVID-19 pandemic continues to evolve. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of Delta and Omicron outbreak, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in customer behavior, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium enterprises, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for doubtful accounts and long-lived assets subject to impairment assessments require significant judgments and involve a higher degree of variability and volatility that could result in material changes to the Company’s current estimates in future periods.

(x)   Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)   Recently Issued Accounting Standards

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 was further amended in November 2020 by ASU No. 2020-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC Topic 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2020. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU No. 2016-13 will be applied for the fiscal year ending December 31, 2023. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. ASU No. 2019-12 removes certain exceptions to the general principles in Topic 740 and provides for consistent application of and simplifies generally accepted accounting principles for other areas of ASC Topic 740 by clarifying and amending existing guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The method of adoption varies depending on the component of the new rule that is being adopted. Early application is permitted. On January 1, 2021, the Company adopted ASU No. 2019-12. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. The guidance is effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021, with early application permitted. This guidance is effective for the Company beginning on January 1, 2022 and is not expected to have a material impact on the Company’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable, net of allowance for doubtful accounts were summarized as follows:

	As of December 31,
	2020	2021
Accounts receivable	46,898	73,204
Allowance for doubtful accounts	(17,218)	(23,987)
Accounts receivable, net of allowance for doubtful accounts	29,680	49,217

As of December 31, 2020 and 2021, the Company does not have any off-balance-sheet credit exposure related to its customers.

The movement of the allowance for doubtful accounts for the years ended December 31, 2019, 2020 and 2021 was as follows:

	For the Year Ended December 31,
	2019	2020	2021
Balance as of the beginning of the year	—	4,842	17,218
Additions charged to bad debt expense	4,842	12,376	10,678
Reversal of allowance	—	—	(3,909)
Balance as of the end of the year	4,842	17,218	23,987

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of December 31,
	Note	2020	2021

Loan to a third party	4 (1)	—	18,171
Others		2,557	7,360
Total		2,557	25,531
(1)

The Company made a US$2,850,000 (equivalent to RMB18,171) loan to a third party in December 2021. The loan bears an interest rate of 5% per annum with a maturity date of March 31, 2022. The borrower paid RMB18,141 to the Company as collateral for the loan which was included in accrued expenses and other current liabilities. On March 31, 2022, the maturity date of the loan was extended to September 30, 2022. The interest rate during the extended period is 5% per annum. In April 2022, the Company received interest income of approximately US$38,000 generated for the original loan term from the borrower.

5.	RIGHT OF USE ASSETS

The Company leases offices from Fang and third parties. The Company has elected not to recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less.

The Company entered into a lease framework agreement (the Agreement) with Fang, pursuant to which the Company leases offices from Fang’s wholly-owned subsidiaries at annual rental fee of RMB7,621. The Agreement is effective from January 1, 2018 with initial lease term of 10 years.

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

The ROU assets and the amortization were summarized as follows:

	As of December 31,
	2020	2021

Right of use assets	54,579	54,579
Less: Accumulated amortization	(10,210)	(15,687)
Right of use assets	44,369	38,892

Cash paid for amounts included in the measurement of operating lease liabilities was RMB12,647 and nil for the years ended December 31, 2020 and 2021, respectively.

Rental expense was allocated to the following expense items:

	For the year ended December 31,
	2020	2021

Cost of revenues	1,481	1,326
General and administrative expenses	1,588	1,508
Selling and marketing expenses	4,552	4,787
Total rental expenses	7,621	7,621

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

5.	RIGHT OF USE ASSETS (continued)

Maturities of the lease liabilities as of December 31, 2021 were as follows:

Years Ended December 31,	RMB’000
2022	—
2023	5,921
2024	7,621
2025	7,621
2026	7,621
Thereafter	7,621
Total undiscounted lease payments	36,405
Less: Imputed interest	(6,835)
Present value of lease liabilities balance	29,570
Amounts due within 12 months	—
Long-term lease liabilities	29,570

Amount of lease liabilities due within 2022 was nil, as the Company prepaid RMB9,321 to Fang for rental expenses as of December 31, 2021.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		As of
		December 31,
	Note	2020	2021

Guarantee liability	15	547,069	—
Accrued payroll and employee benefits		63,032	55,627
Collateral received in connection with a loan to a third party	4 (1)	—	18,141
Others		27,592	25,889
Total		637,693	99,657

Others mainly include value-added tax and other tax payables.

7.	OTHER NON-CURRENT LIABILITIES

		As of December 31,
	Note	2020	2021

Unrecognized tax benefits	9	55,943	75,288
Deferred income tax liabilities	9	62,044	—
Total		117,987	75,288

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

7.	OTHER NON-CURRENT LIABILITIES (continued)

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

In the event that holders subsequently decide not to convert the convertible notes, and instead, demand payment of principal and accrued interest upon maturity of the convertible notes, the warrants will be canceled and the right to purchase CIH’s Class A ordinary shares will be forfeited.

On October 28 and December 31, 2019, Fang repurchased portion of the convertible notes from certain holders in an amount of US$55 million and US$28 million, respectively. The relative warrants were cancelled and the right to purchase the CIH’s Class A ordinary shares was forfeited, correspondingly.

As a result of a winding-up petition against Fang in November 2020 and pursuant to the terms of the convertible notes, the outstanding principal of, and accrued and unpaid interest on the convertible notes, which were originally due in 2022, became due and payable on December 13, 2020. In 2021, the Company entered into settlement deeds with Fang and the holders of the convertible notes pursuant to which Fang and the Company each agreed to repay 50% of the total amount of US$168.0 million by installment in 2021 to the holders of the convertible notes.

The Company repaid to the holders of the convertible notes on behalf of Fang: 1) US$42.4 million (including US$0.2 million of interest expenses in 2021) in September 2021 and 2) US$41.8 million in November 2021, respectively. In addition, Fang repaid to the holders of the convertible notes: 1) US$42.4 million in September 2021 (including US$0.2 million of interest expenses in 2021) and 2) US$41.8 million in November 2021, respectively. Consequently, the remaining warrants have been canceled and the right to purchase CIH’s Class A ordinary shares has been forfeited.

The following was a summary of the outstanding and exercisable warrants balance:

	For the year ended December 31,
Number of Warrants	2020	2021
Outstanding as of the beginning of the year	4,662,411	4,662,411
Issuance	—	—
Cancelled	—	(4,662,411)
Outstanding as of the end of the year	4,662,411	—

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

7.	OTHER NON-CURRENT LIABILITIES (continued)

The fair values of the warrants were remeasured at the end of each reporting period, which were included in other non-current liabilities, using the binomial option pricing model with the following assumptions:

	As of December 31,
	2020	2021
Expected volatility	48%	—
Expected dividends yield	nil	—
Expected term (in years)	1.73 ~1.84 years	—
Risk-free interest rate per annum	0.12%~0.13%	—

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

The movement of the warrants was as follows:

	For the Year Ended December 31,
	2019	2020	2021
Balance as of the beginning of the year	—	1,374	—
Issuance	207	—	—
Change in fair value	1,152	(1,359)	—
Foreign currency translation adjustment	15	(15)	—
Balance as of the end of the year	1,374	—	—

8.	REVENUES

Revenues consisted of the following:

	For the Year Ended December 31,
	2019	2020	2021
Information and analytics services
Data services	138,643	166,264	187,353
Analytics services	129,905	137,088	124,502

Subtotal	268,548	303,352	311,855
Marketplace services
Promotion services	244,154	301,962	309,098
Listing services	66,948	30,596	—

Subtotal	311,102	332,558	309,098

Total	579,650	635,910	620,953

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

8.	REVENUES (continued)

The Company adopted ASC Topic 606 as of January 1, 2018. The Company’s revenues are presented net of value-added tax collected on behalf of governments. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling and marketing expenses when incurred.

Changes in the Company’s deferred revenue for the years ended December 31, 2019, 2020 and 2021 were presented in the following table:

	For the Year Ended December 31,
	2019	2020	2021
Deferred revenue as of the beginning of the year	143,254	203,531	224,141
Cash received in advance, net of VAT	544,140	579,623	566,125
Revenue recognized from opening balance of deferred revenue	(142,697)	(198,722)	(210,164)
Revenue recognized from deferred revenue arising during current year	(341,166)	(360,291)	(363,914)
Deferred revenue as of the end of the year	203,531	224,141	216,188

The Company has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

9.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

BVI

Under the current laws of the BVI, the Company’s subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by the entity to their shareholders, no BVI withholding tax will be imposed.

Hong Kong SAR

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25)% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for the years ended December 31, 2019 and 2020.

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

Beijing Zhong Zhi Shi Zheng and Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd., two of the Company’s PRC subsidiaries, renewed and obtained the HNTE certificate, respectively, in October 2018, hence were entitled to the preferential income tax rate of 15% for the years between December 31, 2018 to December 31, 2020. The two subsidiaries renewed their HNTE certificate in December 2021 and October 2021, respectively and were entitled to the preferential income tax rate of 15% for the years ended December 31, 2021 through 2023.

Xinjiang Zhong Zhi, one of the Company’s PRC subsidiaries, was entitled to a tax holiday for five years starting from 2017, because it was established in the Xinjiang Huoerguosi Economic and Technological Development Zone.

Xinjiang Zhong Zhi Shi Zheng Data Information Technology Co., Ltd. and Xinjiang Zhong Zhi Shi Zheng Big Data Co., Ltd., two of the Company’s PRC subsidiaries, were entitled to a tax holiday for five years starting from 2020, because they were established in the Xinjiang Huoerguosi Economic and Technological Development Zone.

The PRC tax laws and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. As of December 31, 2020, the Company has accrued withholding income tax of RMB62,000 on undistributed earnings of RMB620,000 generated by the Company’s PRC subsidiaries and VIEs. During the year ended December 31, 2021, the Company paid the withholding income tax of RMB62,000 when it paid dividends to its offshore parent company. As of December 31, 2020 and 2021, the Company has not provided for income taxes on earnings generated by the Company’s PRC subsidiaries and VIEs of RMB336,470 and RMB620,105, respectively, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB33,647 and RMB62,011, respectively. The PRC tax authorities have up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and VIEs’ tax years 2017 through 2021 remain open to examination by the respective taxing jurisdictions.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

9.	TAXATION (continued)

The components of income (loss) before income taxes were as follows:

	For the Year Ended December 31,
	2019	2020	2021
PRC, excluding Hong Kong SAR	291,928	335,102	329,873
Hong Kong SAR	(427)	(515)	1,549
Cayman Islands	(1,354)	(543,135)	(5,853)
BVI	41	(640)	(5)
USA	—	286	184
Total income (loss) before income taxes	290,188	(208,902)	325,748

The Company’s income tax expense recognized in the combined and consolidated statements of comprehensive income (loss) consisted of the following:

	For the Year Ended December 31,
	2019	2020	2021

Current income tax expense - PRC, excluding Hong Kong SAR	44,737	48,938	47,224
Current income tax expense - Hong Kong SAR	—	—	128
Current income tax expense - USA	—	—	134
Deferred income tax expense - PRC, excluding Hong Kong SAR	—	60,516	(986)
Total income tax expense	44,737	109,454	46,500

Reconciliation of the differences between PRC statutory income tax rate and the Company’s effective income tax rate for each of the years ended December 31, 2019, 2020 and 2021 was as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
PRC statutory income tax rate	25.0%	(25.0)%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Research and development bonus deduction	(3.3)%	(5.9)%	(3.4)%
Non-deductible selling, general and administrative expenses	1.4%	1.6%	0.3%
Effect of tax rate differential for non-PRC entities	0.1%	65.1%	0.4%
Effect of preferential tax rates	(9.2)%	(14.7)%	(9.0)%
Effect of withholding tax for undistributed earnings from PRC subsidiaries	—	29.7%	—
Change in valuation allowance	0.1%	0.3%	0.1%
Interest and penalties on unrecognized tax benefits	1.3%	1.3%	0.9%
Actual income tax rate	15.4%	52.4%	14.3%

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

9.	TAXATION (continued)

The principal components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred income tax assets
Net operating loss carryforwards	729	1,038
Allowance for doubtful accounts	1,530	2,469
Long-term lease liabilities	4,114	4,435
Total deferred income tax assets, gross	6,373	7,942
Less: Valuation allowance	(729)	(1,038)
Total deferred income tax assets, net	5,644	6,904

Deferred income tax liabilities
Short-term investments	46	—
Right of use assets	4,114	4,435
Withholding income tax on distributable profits of the PRC subsidiaries	62,000	—
Total deferred income tax liabilities, gross	66,160	4,435

Net deferred income tax assets (included in other non-current assets)	1,528	2,469
Net deferred income tax liabilities (included in other non-current liabilities)	62,044	—

The movement of the valuation allowance was as follows:

	For the Year Ended December 31,
	2019	2020	2021
Balance as of the beginning of the year	(78)	(273)	(729)
Additions of valuation allowance	(195)	(456)	(309)
Balance as of the end of the year	(273)	(729)	(1,038)

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

9.	TAXATION (continued)

The valuation allowance as of December 31, 2020 and 2021 was primarily provided for the deferred income tax assets of certain Company’s PRC subsidiaries and the VIEs, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2021, the Company had net operating loss from certain of its PRC subsidiaries and the VIEs of RMB4,353, which can be carried forward to offset future taxable profit. The net operating loss of RMB134, RMB705, RMB2,079 and RMB1,435 will expire by 2024, 2025, 2026 and 2027 if unused.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits, exclusive of related interest and penalties, for the years ended December 31, 2019, 2020 and 2021 was as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
Balance as of the beginning of the year	15,496	34,710	49,553
Increase relating to prior year tax positions	6,051	—	—
Increase related to current year tax positions	14,392	21,966	16,374
Settlement	(1,235)	(7,100)	—
Foreign currency translation adjustment	6	(23)	(9)
Balance as of the end of the year	34,710	49,553	65,918

As of December 31, 2020 and 2021, the Company had recorded 1) RMB49,553 and RMB65,918 as an accrual for unrecognized tax benefits, and 2) RMB6,390 and RMB9,370 as related interest and penalties, respectively, which are included in other non-current liabilities. The unrecognized tax benefits represent the estimated tax expenses the Company would be required to pay, should the deductible expenses for tax purpose recognized in accordance with tax laws and regulations. The unrecognized tax benefits would impact the effective tax rate if recognized. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

For the years ended December 31, 2019, 2020 and 2021, the Company recognized RMB3,673, RMB2,717 and RMB2,980 in income tax expense for interest and penalties related to unrecognized tax benefits, respectively.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

10.	RELATED PARTY TRANSACTIONS

For the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows.

		For the Year Ended
		December 31,
	Note	2019	2020	2021
Listing services revenue from Fang	10 (1)	26,382	—	—
Analytics services revenue	10 (2)	17,296	11,006	—
Data services revenue from a noncontrolling interest holder	10 (8)	—	—	238
Costs and expenses allocated from Fang, excluding the share-based compensation costs and expenses related to Fang’s share-based awards	2 (a)	4,337	—	—
Rent expenses	5	7,621	7,621	7,621
IT service fee	10 (3)	5,214	7,500	7,500
Software license fee	10 (4)	278	500	500
Share-based compensation expenses related to Fang’s share-based awards	10 (6)	3,894	—	—
Disposal of subsidiaries to Fang	10 (7)	—	4,325	—
Advance to a noncontrolling interest holder	10 (8)	—	3,090	—
Repayment from a noncontrolling interest holder	10 (8)	—	—	3,090

Amounts due from a related party - current were as follows:

		As of
		December 31,
	Note	2020	2021
Amounts due from a related party - current
China Enterprise Evaluation Association	10 (8)	3,090	—
Total		3,090	—

Amounts due from a related party – non-current were as follows:

		As of December 31,
	Note	2020	2021
Amounts due from Fang - non-current
Gross amount	15	547,069	536,556
Allowance for doubtful accounts	15	(547,069)	(536,556)
Total		—	—

Amounts due to a related party were as follows:

		As of
		December 31,
	Note	2020	2021
Amounts due to a related party
Fang	10 (5)	156	12,300
Total		156	12,300
(1)	The Company acted as an agent on behalf of Fang on listing services for commercial properties. The Company recorded the revenues on net basis when Fang and its customers enter into a sales contract. On January 1, 2020, the Company and Fang agreed to terminate the cooperation agreement.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

10.	RELATED PARTY TRANSACTIONS (continued)
(2)

Beijing CheTianXia Information Co., Ltd. (“CheTianXia”), Guangxi Pukai Xingye Hotel Investment Co., Ltd. (“Guangxi Pukai”) and Beihai Long Island Hotel Co, Ltd. (“Beihai Long Island”) are companies under the control of Mr. Vincent Tianquan Mo, the Company’s chairman of the board of directors prior to February 28, 2022 and the controlling shareholder.

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

(3)

The Company continued to utilize Fang’s server and other IT services after the separation and incurred IT service fee of RMB5,214 during the period from June 11, 2019 to December 31, 2019. The Company paid RMB7,500 to Fang in 2019. The Company incurred IT service fee of RMB7,500 and RMB7,500 during the years ended December 31, 2020 and 2021, respectively. The Company paid RMB7,950 and RMB7,950 (valued-added tax included) to Fang for the IT service in 2020 and 2021, respectively. The balance of RMB1,836 represented the IT service fee prepaid to Fang as of December 31, 2020 and 2021, which was offset with an equivalent amount due to Fang according to the agreement described in Note 10 (5).

(4)

The Company entered into a software license agreement with Fang, pursuant to which, Fang agrees to license the right of using certain of their software at annual royalty fee of RMB500. The term of the software license agreement is 10 years. The agreement was effective from June 11, 2019. RMB278 of software license fee incurred during the period from June 11, 2019 to December 31, 2019 and the Company did not settle the expense in cash in 2019. RMB500 of software license fee incurred during the years ended December 31, 2020 and 2021 and was settled in cash by the Company during the same year. The balance of RMB278 represented the software license fee payable to Fang as of December 31, 2020 and 2021, which was offset with an equivalent amount due from Fang according to the agreement described in Note 10 (5).

(5)

After the completion of the separation, there were certain cash collections and cash payments on behalf of each other between the Company and Fang from June 11, 2019 to December 31, 2021. In November 2019, the Company entered into an agreement with Fang to settle all such balances with Fang on a quarterly basis in net amounts. The balances of RMB156 and RMB12,300 as of December 31, 2020 and 2021, respectively, represented the net amount due to Fang, after offsetting with an equivalent amount due from and prepayments to Fang of RMB84,831 and RMB83,847 as of December 31, 2020 and 2021, respectively.

(6)

Prior to the separation, certain of the Company’s employees participated in Fang’s various stock related award incentive plans. Share-based compensation expenses related to Fang’s share-based awards allocated from Fang were RMB6,808 and RMB3,894 for the year ended December 31, 2018 and during the period from January 1, 2019 to June 11, 2019, respectively. See Note 11 in details.

(7)

The Company disposed of two of its subsidiaries in Chengdu to Fang in April 2020 at a consideration of RMB4,325, which was the carrying amount of the net assets of the subsidiaries as of the disposal date. The Company collected RMB4,325 in cash in October 2020.

(8)

The amount due from China Enterprise Evaluation Association as of December 31, 2020, which is one of the noncontrolling interest holders of Shouzheng, represents cash advances provided by the Company. The Company collected the balance from China Enterprise Evaluation Association in cash in March 2021.

On May 31, 2021, the Company entered into a contract with China Enterprise Evaluation Association, pursuant to which the Company was engaged to provide data services from July 1, 2021 to June 30, 2022 for a total consideration of RMB500. The Company recognized data services revenue of RMB238 from this related party for the year ended December 31, 2021.

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

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

11.	SHARE-BASED COMPENSATION (continued)

Share options

A summary of Fang’s share options activities held by the Company’s employees for the year ended December 31, 2021 was as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Share	Exercise Price	Contractual	Intrinsic
	Options	US$	Years	Value US$
Outstanding as of January 1, 2021	501,128	12.62	6.69	—
Forfeited	(17,910)	6.53	—	—
Expired	(8,618)	35.56	—	—
Outstanding as of December 31, 2021	474,600	12.43	5.55	—
Vested and expected to vest as of December 31, 2021 (a)	419,020	13.30	5.30	—
Exercisable as of December 31, 2021	363,440	14.44	4.97	—
(a)	Vested and expected to vest as of December 31, 2021 represents fully vested Fang’s share options and unvested Fang’s share options held by the Company’s employees, for which the requisite service period has not been rendered but that are expected to vest based on the achievement of a performance condition as of December 31, 2021.

The aggregate intrinsic value was nil as of December 31, 2021, because the exercise price was in excess of the fair value of Fang’s ordinary share as of December 31, 2021.

The fair values of the share options granted by Fang to the Company’s employees during the period from January 1, 2019 to June 11, 2019 were as follows:

For the period
between January 1
and June 11,
2019
US$
Weighted average grant date fair value of option per share	2.88
Aggregate grant date fair value of options	773,280

Total intrinsic value of Fang’s share options exercised by the Company’s employees for the years ended December 31, 2019, 2020 and 2021 was nil.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

11.	SHARE-BASED COMPENSATION (continued)

A summary of CIH’s share options activity held by both the Company’s employees and Fang’s employees for the year ended December 31, 2021 was as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Share	Exercise Price	Contractual	Intrinsic
	Options	US$	Years	Value US$
Outstanding as of January 1, 2021	11,217,546	0.54	6.99	15,993,085
Exercised	(93,319)	0.76	—	—
Forfeited	(511,788)	1.09	—	—
Expired	(269,406)	0.25	—	—
Outstanding as of December 31, 2021	10,343,033	0.52	7.62	6,143,802
Vested and expected to vest as of December 31, 2021 (a)	8,546,426	0.39	7.51	5,869,735
Exercisable as of December 31, 2021	6,749,818	0.20	7.35	5,595,669
(a)	Vested and expected to vest as of December 31, 2021 represents fully vested CIH’s share options and unvested CIH’s share options held by the Company’s and Fang’s employees, for which the requisite service period has not been rendered but that are expected to vest based on the achievement of a performance condition as of December 31, 2021.

The aggregate intrinsic value in the table above represents the difference between the fair value of CIH’s ordinary share as of December 31, 2021 and the exercise price of CIH’s share options, which may be exercisable if and to the extent that the corresponding Fang’s share options are exercised.

The weighted average grant date fair value and aggregate grant date fair value of the share options granted by CIH to the Company’s employees for the year ended December 31, 2020 was US$0.49 per share and US$2,359,450. No share options were granted for the year ended December 31, 2021.

As of December 31, 2021, there was RMB6,308 of unrecognized share-based compensation cost related to CIH and Fang’s share options held by the Company’s employees that are expected to be recognized over a weighted-average vesting period of 2.10 years.

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

Restricted Shares

A summary of Fang’s restricted shares held by the Company’s employees for the year ended December 31, 2021 was stated below:

		Weighted
		Average Grant
	Number of Shares	Date Fair Value US$
Unvested as of January 1, 2021	28,370	17.55
Vested	(22,300)	17.55
Forfeited	(6,070)	17.55
Unvested as of December 31, 2021	—	17.55

A summary of CIH’s restricted shares held by both the Company’s and Fang’s employees for the year ended December 31, 2021 was stated below:

		Weighted Average
		Grant Date Fair
	Number of Shares	Value US$
Unvested as of January 1, 2021	301,475	0.34
Vested	(282,790)	0.34
Forfeited	(18,685)	0.34
Unvested as of December 31, 2021	—	0.34

As of December 31, 2021, there was no unrecognized share-based compensation cost related to CIH and Fang’s restricted shares held by the Company’s employees.

Total share-based compensation expense of CIH and Fang’s share-based awards granted to CIH’s employees was as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
Cost of revenues	1,537	1,772	685
Selling and marketing expenses	787	901	725
General and administrative expenses	5,910	5,939	3,533
Total	8,234	8,612	4,943

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

12.	EQUITY

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

Based on 71,775,686 Fang Class A ordinary shares and 24,336,650 Fang Class B ordinary shares issued and outstanding on May 28, 2019, the record date, 96,112,336 Class A ordinary shares were distributed, of which 23,636,706 was re-designated as Class B ordinary shares and distributed to Mr. Vincent Tianquan Mo, and 6,712,694 was issued as treasury shares in connection with the separation and recorded at par value. The Company has used 648,492 and 282,790 shares of treasury shares for settlement of restricted shares vested for the years ended December 31, 2020 and 2021, respectively. The Company also used 93,319 shares of treasury shares for the exercise of share options for the year ended December 31, 2021.

Upon the separation on June 11, 2019, the Company authorized 1,000,000,000 shares for Class A and Class B in aggregate, with a par value of US$0.001. As of December 31, 2020 and 2021, there were 1) 66,411,428 and 66,787,537 Class A shares outstanding, and 2) 23,636,706 and 23,636,706 Class B shares outstanding, respectively.

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

13.	EARNINGS (LOSS) PER SHARE

On June 11, 2019, Fang’s shareholders of record as of May 28, 2019 received one share of CIH Class A ordinary shares for every one share of Fang’s ordinary shares held as of the record date. For the period presented prior to June 11, 2019, basic and diluted earnings per share were computed using the number of shares of CIH ordinary shares outstanding as of June 11, 2019, the date on which the CIH ordinary shares were distributed to Fang’s shareholders, since there were no dilutive securities until after the separation.

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

13.	EARNINGS PER SHARE (continued)

The following table set forth the basic and diluted earnings (loss) per share computation and provided a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended
	December 31,
	2019	2020	2021
Numerator:
Net income (loss) attributable to Class A and Class B ordinary shareholders	245,451	(318,052)	279,182

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	89,399,642	89,842,465	90,196,440
Weighted average number of vested restricted shares	115,511	—	—

Denominator for basic net income per Class A and Class B ordinary share	89,515,153	89,842,465	90,196,440
Dilutive effect of share options and unvested restricted shares	30,557	—	406,099

Denominator for diluted net income per Class A and Class B ordinary share	89,545,710	89,842,465	90,602,539

Earnings (loss) per Class A and Class B ordinary share
—Basic	2.74	(3.54)	3.10
—Diluted	2.74	(3.54)	3.08

Securities that could potentially dilute basic earnings (loss) per share in the future that were not included in the calculation of diluted earnings (loss) per share for the years ended December 31, 2019, 2020 and 2021 were as below:

	For the Year Ended December 31,
	2019	2020	2021
Warrants	4,662,411	4,662,411	—
Share options	7,227,971	11,217,546	10,343,033
Unvested restricted shares	—	310,475	—

14.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

14.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
a)	Condensed Balance Sheets

	As of December 31,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	3,436	2,737
Prepaid expenses and other current assets	2	2
Total current assets:	3,438	2,739

Non-current assets:
Amounts due from a related party - non-current, less allowance for doubtful accounts of RMB547,069 and RMB536,556 as of December 31, 2020 and 2021, respectively	—	—
Investments in subsidiaries and consolidated VIEs	257,569	547,824

Total assets	261,007	550,563

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Amounts due to a related party	933	539,660
Accrued expenses and other current liabilities	547,520	1,413
Total current liabilities	548,453	541,073

Non-current liabilities:
Other non-current liabilities	—	—

Total liabilities	548,453	541,073

Commitments and contingencies	—	—

Shareholders’ equity (deficit)
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2020 and 2021; 72,475,630 shares issued as of December 31, 2020 and 2021; 66,411,428 and 66,787,537 shares outstanding as of December 31, 2020 and 2021, respectively)	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of December 31, 2020 and 2021; 23,636,706 shares issued and outstanding as of December 31, 2020 and 2021; each Class B ordinary share is convertible into one Class A ordinary share)	163	163
Treasury shares (6,064,202 and 5,688,093 shares as of December 31, 2020 and 2021, respectively)	(42)	(39)
Capital deficit	(126,571)	(121,631)
Retained earnings (accumulated deficits)	(162,728)	116,454
Accumulated other comprehensive income	1,232	14,043
Total shareholders’ equity (deficit)	(287,446)	9,490

Total liabilities and shareholders’ equity (deficit)	261,007	550,563

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

14.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)
b)	Condensed Statement of Operations

	For the Year Ended
	December 31,
	2020	2021

Total operating expenses	(544,494)	(5,854)
Change in fair value of the warrants	1,359	—
Interest income	—	1
Share of income from subsidiaries and consolidated VIEs	225,083	285,035
Income (loss) before income taxes	(318,052)	279,182
Income tax expense	—	—
Net income (loss)	(318,052)	279,182

c)	Condensed Statement of Cash Flows

	For the Year Ended December 31,
	2020	2021
Net cash provided by operating activities	3,634	539,747
Net cash used in financing activities	—	(540,375)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(198)	(71)
Net increase (decrease) in cash and cash equivalents	3,436	(699)
Cash and cash equivalents as of the beginning of the year	—	3,436
Cash and cash equivalents as of the end of the year	3,436	2,737

CHINA INDEX HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB, except for share data)

15.	CONTINGENCIES

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

Pursuant to the agreements among the Company, Fang and the holders of Fang’s convertible notes, Fang and the Company each agreed to repay 50% of the total amount of US$168.0 million by installment in 2021 to the holders of Fang’s convertible notes to settle the convertible notes agreements, as of December 31, 2020.

Accordingly, the Company accrued the guarantee liability in the amount of US$84.0 million (equivalent to RMB547,069) as of December 31, 2020.

The Company repaid to the holders of the convertible notes on behalf of Fang: 1) US$42.4 million (including US$0.2 million of interest expenses in 2021) in September 2021 and 2) US$41.8 million in November 2021, respectively. In addition, Fang repaid to the holders of the convertible notes: 1) US$42.4 million on September 28, 2021 (including US$0.2 million of interest expenses in 2021) and 2) US$41.8 million on November 15, 2021, respectively.

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

Fang did not make any repayment to the Company during the year ended December 31, 2021 nor subsequently.